     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 4, 2003



                                                     REGISTRATION NO. 333-107291

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------

                    HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

                        MARYLAND                                                13-3950486
            (State or other jurisdiction of                                  (I.R.S. employer
             incorporation or organization)                               identification number)

                               ------------------

                              379 THORNALL STREET
                            EDISON, NEW JERSEY 08837
                                 (732) 548-0101
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                JOHN A. BURCHETT
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                    HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                              379 THORNALL STREET
                            EDISON, NEW JERSEY 08837
                                 (732) 548-0101
(Name, address, including zip code and telephone number, including area code, of agent for service)
                               ------------------
                                   COPIES TO:

                  Marjorie Sybul Adams                                     Jonathan H. Talcott
                   Piper Rudnick LLP                                        Alston & Bird LLP
              1251 Avenue of the Americas                             601 Pennsylvania Avenue, N.W.
             New York, New York 10020-1104                              North Building, 10th Floor
                     (212) 835-6017                                    Washington, D.C. 20004-2601
                                                                              (202) 756-3304
                     R. W. Smith, Jr.                                        Brad S. Markoff
                   Piper Rudnick LLP                                        Alston & Bird LLP
                   6225 Smith Avenue                                 3201 Beechleaf Court, Suite 600
             Baltimore, Maryland 21209-3600                         Raleigh, North Carolina 27604-1062
                     (410) 580-4266                                           (919) 862-2210

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

If delivery of the prospectus is expected to be made pursuant to Rule 434 of the Securities Act, please check the following box. [ ]


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS


                  SUBJECT TO COMPLETION, DATED AUGUST 4, 2003


                             [HANOVER CAPITAL LOGO]

                    HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                                3,000,000 SHARES

                                  COMMON STOCK


     We are offering 3,000,000 shares of our common stock. Our common stock is traded on the American Stock Exchange under the symbol "HCM." The last reported sale price of our common stock on the American Stock Exchange on July 31, 2003 was $10.84 per share.


                      ------------------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                PLEASE READ "RISK FACTORS" BEGINNING ON PAGE 8.

                      ------------------------------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public offering price.......................................  $           $
Underwriting discounts and commissions......................  $           $
Proceeds, before expenses, to us............................  $           $

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of our common stock to cover over-allotments, if any, at the public offering price per share, less underwriting discounts and commissions.

     The underwriters expect the shares of our common stock will be ready for
delivery to purchasers on or about             , 2003.

                      ------------------------------------


          JMP SECURITIES            STIFEL, NICOLAUS & COMPANY INCORPORATED





                THE DATE OF THIS PROSPECTUS IS AUGUST   , 2003.

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO DISTRIBUTE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL OUR COMMON STOCK ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                          ---------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................   ii
Prospectus Summary..........................................    1
Risk Factors................................................    8
Use of Proceeds.............................................   20
Market Price of and Dividends on Our Common Stock...........   20
Capitalization..............................................   21
Selected Financial Data.....................................   22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   24
Our Company.................................................   45
Management..................................................   54
Principal Stockholders......................................   57
Description of our Capital Stock; Selected Provisions of
  Maryland Law and Our Charter and By-laws..................   58
Federal Income Tax Considerations...........................   64
Underwriting................................................   79
Experts.....................................................   80
Legal Matters...............................................   81
Where You Can Find More Information.........................   81
Information Incorporated by Reference.......................   81
Index to Financial Statements...............................  F-1

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements," which are statements describing our current expectations, intentions or beliefs regarding future events or trends, rather than relating solely to historical matters. You can generally identify forward-looking statements by the words "will," "believe," "expect," "anticipate," "intend," "estimate," "assume," or other similar expressions. Statements regarding the following subjects are forward-looking by their nature:

     - our business strategy;

     - market trends and risks;

     - our continuing ability to target, price and acquire mortgage-backed securities and mortgage loans;

     - beliefs regarding our ability to manage and hedge the risks associated with our investments;

     - assumptions regarding interest rates and their effect on our hedging strategies;

     - assumptions regarding prepayment and default rates on the mortgage loans securing our mortgage-backed securities and their effect on our hedging strategies;

     - our decision to invest in higher-risk subordinated securities;

     - liquidity of our portfolios and our ability to invest in currently liquid assets;

     - future performance of Hanover Capital Partners Ltd. and HanoverTrade, Inc. and their need for additional capital;

     - availability of reverse repurchase agreement or other financing;

     - the sufficiency of our working capital, cash flows and financing to support our future operating and capital requirements;

     - results of operations and overall financial performance;

     - expectations regarding our future tax treatment;

     - our ability to locate additional funds for HDMF-I LLC;

     - our ability to enter into additional asset management contracts with third parties;

     - our expectations regarding the effects of accounting rules and changes thereto;

     - our expected dividend distribution rate; and

     - changes in government regulation affecting our business.

     You should understand that these forward-looking statements are subject to a number of assumptions, known and unknown risks and uncertainties, and other unpredictable factors, many of which are beyond our control, that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from the estimates or projections we make in our forward-looking statements include those described in "Risk Factors" and other sections of this prospectus, and in reports that we file from time to time with the Securities and Exchange Commission (SEC), such as our Forms 10-K and 10-Q, as well as the following:

     - changes in interest rates and the yield curve;

     - changes in the prepayment rates or default rates on our mortgage assets;

     - changes in business conditions and the general economy;

     - changes in the real estate market both locally and nationally;

     - the effectiveness of our hedging and other efforts to mitigate the risks of our investments;

     - the effects of default, bankruptcy and severe weather or natural disasters on the ability of borrowers to repay mortgages included in our asset pools;

     - the effect of competitive pressures from other financial institutions, including other mortgage REITs;

     - potential declines in our ability to locate and acquire desirable mortgage assets;

     - our ability to borrow at favorable rates and terms;

     - our ability to maintain our qualification as a real estate investment trust for Federal and state income tax purposes;

     - our ability to retain key employees;

     - our ability to manage our growth;

     - our ability to maintain our qualification for exemption from registration as an investment company;

     - our dependence on effective information technology;

     - the enforceability and collectibility of non-standard single-family mortgage loans;

     - our ability to obtain and maintain all licenses necessary to our business;

     - changes in Federal or state tax laws; and

     - changes in government regulations affecting our business.

     We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in or incorporated by reference into this prospectus might not occur.

                               PROSPECTUS SUMMARY

     This summary highlights the information contained elsewhere in this prospectus. It is not complete and does not contain all of the information you should consider before investing in our common stock. We urge you to read this entire prospectus carefully, including the financial statements, along with the information that is incorporated by reference into this prospectus. You should consider the information discussed under "Risk Factors" and "Forward-Looking Statements" carefully before you decide to purchase our common stock. All references to "we," "us" and similar terms shall mean Hanover Capital Mortgage Holdings, Inc. and its subsidiaries. References to "Hanover" shall mean Hanover Capital Mortgage Holdings, Inc., not including its subsidiaries Hanover Capital Partners Ltd. and HanoverTrade, Inc.

OUR BUSINESS

     We are a specialty finance company organized in June 1997 as a real estate investment trust, or REIT. Our principal business strategy is to invest in mortgage-backed securities and, to a lesser extent, mortgage loans and to earn net investment income on these investments. In addition, through our operating subsidiaries, Hanover Capital Partners Ltd., which we refer to as HCP, and HanoverTrade, Inc., which we refer to as HT, we generate fee income from consulting, advisory, loan trading and other services.

     We invest in subordinated mortgage-backed securities issued by third parties which are collateralized by pools of prime single-family mortgage loans. These loans are primarily jumbo mortgages, which are residential mortgages with principal balances that exceed limits imposed by Fannie Mae and Freddie Mac. In addition, we invest in mortgage-backed securities issued by Fannie Mae, and we purchase whole single-family mortgage loans for investment, securitization and resale. We also invest in sub- and non-performing single-family mortgage loans mainly through HDMF-I LLC, a limited liability company in which we participate with third party investors and from which we also earn asset management fees.

     HCP generates fee income by providing consulting and advisory services for third parties, including loan sale advisory services, loan file due diligence reviews, staffing solutions and mortgage assignment and collateral rectification services. HT generates fee income by operating an Internet exchange for trading mortgage loans, mortgage servicing rights and related assets, and providing state-of-the-art technologies supported by experienced valuation, operations and trading professionals. In addition, HT provides a full range of asset valuation, analysis and marketing services for mortgage-related assets.

     As a REIT, we are generally not subject to Federal or state income tax to the extent we distribute our net taxable income to stockholders. Hanover's taxable affiliates, however, are subject to Federal and state income tax.

     As of March 31, 2003, we had $141,956,000 in assets, $95,943,000 in liabilities and $46,013,000 in equity. As of that date, $29,964,000 in assets were in the form of mortgage-backed securities and $77,313,000 in assets were in the form of mortgage loans. Our liabilities consisted principally of $23,012,000 in reverse repurchase agreements and $70,174,000 in non-recourse borrowings secured by collateralized mortgage obligations.

OUR STRATEGY

     We seek to generate value for our stockholders by continuing to implement the following operational strategies:

     USING EXPERIENCE TO ACCURATELY PRICE PURCHASES. We believe that we are able to accurately price purchases of mortgage-backed securities, including subordinated securities, and mortgage loans because of our experience in the mortgage markets. We subject these assets to comprehensive analysis in order to properly price them, and after we purchase them, in order to monitor their value and risk characteristics. We analyze loan pool information and may obtain third-party price opinions before investing. We also model cash flows based on extensive and carefully developed default and prepayment estimates. We began purchasing subordinated mortgage-backed securities in 1999, and as of March 31, 2003 we owned subordinated mortgage-backed securities supporting mortgages with an aggregate balance of approximately $10.8 billion. Since the inception of these purchases, to March 31, 2003, we have incurred cumulative losses of approximately $137,000 on such securities.

     CAREFULLY MANAGING LEVERAGE AND INTEREST RATE RISK. We seek to manage our risks associated with leverage, such as interest rate risk, by employing, among other things, one or more of the following strategies, as we deem appropriate:

     - using non-recourse collateralized mortgage obligations and real estate mortgage investment conduit, or REMIC, financing to replace the short-term reverse repurchase agreements we initially use to finance our acquisition of assets;

     - using interest rate caps; and

     - buying and selling TBA ("to be announced") mortgage-backed securities.

     APPLYING OUR MORTGAGE MARKET EXPERTISE TO GENERATE FEE INCOME. We operate complementary businesses, which generate fee income and capitalize on our industry expertise. Through HCP and HT, we provide services to third parties based on our mortgage industry knowledge. HCP generates consulting and other fee income by performing due diligence reviews, providing advisory services, and processing documentation for participants in the mortgage loan and mortgage-backed securities markets. HT generates fee income by providing loan sale advisory services, valuation services and state-of-the-art-technologies as well as by trading and brokering loan pools, mortgage servicing rights and other similar assets through an Internet-based exchange as well as through a more traditional sales force.

     PROVIDING ASSET MANAGEMENT SERVICES TO THIRD PARTIES. In 2001, we formed a limited liability company, called HDMF-I LLC, with institutional investors. HDMF-I invests in sub- and non-performing single-family mortgage loans. In addition to the profit participation we earn by investing in the fund, we earn fee income by acting as the asset manager. We are currently negotiating with other institutional investors to increase the total capital commitments to HDMF-I, and we also intend to target other opportunities to manage assets for third parties under a similar structure; however, there can be no assurances that we will be successful in raising additional funds for HDMF-I or in obtaining additional asset management contracts.

     EXECUTING OUR STRATEGY THROUGH OUR STRONG MANAGEMENT TEAM. We believe that we can successfully execute these strategies because we have an experienced and knowledgeable management team, which has significant experience in mortgage investing, trading, securitization and lending. Four members of our executive management team worked together for several years at the broker-dealer affiliates of two major money center banks before founding our business. Our executive management team is led by John A. Burchett, our Chairman, President and Chief Executive Officer, Joyce S. Mizerak, our Director, Senior Managing Director and Secretary, George J. Ostendorf, our Director and Senior Managing Director, and Irma N. Tavares, our Director and Senior Managing Director, each of whom has over twenty years of experience in mortgage trading, investment banking and related activities. A portion of the compensation of these four executives is directly tied to our performance. Our directors and executive officers as a group beneficially owned, as of April 4, 2003, approximately 27% of our outstanding common stock.

GENERAL INFORMATION

     We incorporated in Maryland on June 10, 1997. Our principal executive offices are located at 379 Thornall Street, Edison, New Jersey, 08837. Our telephone number is (732) 548-0101.

RECENT DEVELOPMENTS

Quarterly Dividend


     On May 8, 2003, our Board of Directors declared a dividend on our common stock of $0.30 per share for the quarter ended March 31, 2003, which was paid on June 5, 2003 to stockholders of record as of May 22, 2003. On August 1, 2003, our Board of Directors declared a dividend on our common stock of $0.30 per share for the quarter ended June 30, 2003, which will be paid on August 15, 2003 to stockholders of record as of August 8, 2003. Dividends on our common stock will be paid only if and when declared by our Board of Directors, which may not declare dividends in the future at any particular rate.



Results of Operations for the Second Quarter of 2003



     We reported net earnings for the quarter ended June 30, 2003 of $2,507,000, or $0.56 per share, compared to $1,392,000, or $0.32 per share, for the second quarter 2002, a 75% increase in earnings per share. Net earnings for the six months ended June 30, 2003, were $5,056,000, or $1.12 per share, versus $2,704,000, or $0.62 per share, for the six months ended June 30, 2002. The increase in earnings per share for both the three- and six-month periods was primarily due to gains on sales of mortgage assets. As of June 30, 2003, stockholders' equity was $48.6 million, or $10.79 per share.



     During the second quarter of 2003, we invested substantially all of the approximately $6 million of capital received from the first quarter 2003 sales of mortgage loans that supported certain collateralized mortgage obligations. As of June 30, 2003, we had $170.0 million in assets, $121.4 million in liabilities and $48.6 million in stockholders' equity. As of that date, our interest earning assets were comprised of approximately $45.4 million of Agency-issued mortgage-backed securities, $27.2 million of subordinated mortgage-backed securities, $70.6 million of CMO collateral and $1.7 million of equity invested in HDMF-I LLC. Our liabilities consisted principally of $54.3 million in reverse repurchase agreements and $64.0 million in non-recourse borrowings secured by collateralized mortgage obligations.



     Over the course of the second quarter, we purchased approximately $26.5 million (principal balance) of subordinated mortgage-backed securities with a cost basis of approximately $12.6 million. We sold approximately $8.1 million of subordinated mortgage-backed securities and realized approximately $2.5 million of gains from such sales. As of June 30, 2003, we have purchased since our inception in 1997 approximately $148.1 million (principal balance) of subordinated mortgage-backed securities from third parties at an aggregate purchase price of $74.0 million. Since the inception of these purchases, to June 30, 2003, we have incurred cumulative losses of approximately $137,000. As of June 30, 2003, we held 74 subordinated bonds from 32 different securities issued by six major financial institutions. These securities, with a principal balance of $54.0 million and a cost basis of $25.0 million, have a weighted average coupon of 5.27% and a weighted average cash-on-cash yield of 11.4%. The collateral underlying these securities consisted of $11.8 billion of fixed-rate and $5.5 billion of adjustable-rate mortgage loans for a total of $17.3 billion of single-family mortgage loans. For the six months ended June 30, 2003, we earned a 21.5% yield, before gains, on net average invested subordinated mortgage-backed securities equity of $10.1 million.



     For the six months ended June 30, 2003, HCP generated total revenues of $4.3 million as compared to $3.0 million for the same period in 2002. HT generated $3.6 million of total revenues for the six months ended June 30, 2003 as compared to $4.4 million for the same period in 2002.

                                  THE OFFERING


Common stock offered........................................  3,000,000 shares(1)

Common stock to be outstanding after this offering..........  7,505,126 shares(2)

American Stock Exchange trading symbol......................  HCM

---------------

(1) Excludes a 30-day option granted to the underwriters to purchase up to 450,000 additional shares of common stock.


(2) Based on the number of shares of our common stock outstanding as of July 31, 2003. Does not give effect to the issuance of: (a) 380,878 shares of common stock issuable upon the exercise of currently outstanding stock options as of March 31, 2003, and (b) 450,000 shares which may be issued upon the exercise of the over-allotment option granted to the underwriters.

                       SUMMARY HISTORICAL FINANCIAL DATA

     The following tables provide summary historical financial data for the periods and as of the dates indicated. The summary financial data as of December 31, 2001 and 2002 and for the three years in the period ended December 31, 2002 are derived from our audited financial statements included in this prospectus. The summary financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 are derived from our audited financial statements not included in this prospectus, and the summary financial data as of March 31, 2002 are derived from our unaudited financial statements not included in this prospectus. The summary financial data as of March 31, 2003 and for the three-month periods ended March 31, 2002 and 2003 are derived from our unaudited financial statements for those periods included in this prospectus. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Interim results are not necessarily indicative of the results for a full year. You should read this summary financial data together with "Selected Financial Data," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited financial statements and notes thereto that are included in this prospectus beginning on Page F-1.

                                                                                                     AS OF AND FOR THE THREE
                                                                                                          MONTHS ENDED
                                        AS OF AND FOR THE YEAR ENDED DECEMBER 31,                           MARCH 31,
                        --------------------------------------------------------------------------   -----------------------
                             1998               1999             2000         2001         2002         2002         2003
                        --------------       ----------       ----------   ----------   ----------   ----------   ----------
                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)          (UNAUDITED)
STATEMENT OF
  OPERATIONS DATA:
Net interest income...    $    6,623         $    4,408       $    6,663   $    6,269   $    6,092   $    1,652   $    1,110
Total revenues
  (loss)..............           563(1)          (6,662)(2)        7,038       10,065       15,755        2,301        7,341
Total expenses........         4,064              4,191            3,136        3,696       11,473        1,046        4,727
Operating income
  (loss)..............        (3,501)(1)        (10,853)(2)        3,902        6,369        4,282        1,255        2,614
Net income (loss).....        (4,934)(1)        (12,627)(2)        2,862        3,160        5,138        1,312        2,548
Diluted weighted
  average shares
  outstanding.........     6,418,305          5,969,419        5,127,140    4,310,632    4,480,744    4,393,346    4,572,257
Diluted earnings
  (loss) per share....    $    (0.77)        $    (2.12)      $     0.56   $     0.73   $     1.15   $     0.30   $     0.56
Dividends declared per
  share...............    $     0.70         $     0.50       $     0.66   $     0.80   $     1.00   $     0.25   $     0.45(3)
BALANCE SHEET DATA:
Mortgage loans........    $  407,994         $  270,084       $  212,247   $  154,273   $  103,164   $  139,167   $   77,313
Mortgage securities...        78,478             62,686           35,723       51,183       23,903       30,892       29,964
Total assets..........       516,170            365,634          272,609      229,507      155,871      198,643      141,956
Reverse repurchase
  agreements..........       370,090             55,722           14,760       33,338        6,283       17,439       23,012
CMO borrowing.........        77,305            254,963          210,374      151,096      102,589      136,295       70,174
Total liabilities.....       450,390            315,128          228,585      187,966      112,807      156,027       95,943
Stockholders'
  equity..............    $   65,780         $   50,506       $   44,024   $   41,541   $   43,064   $   42,616   $   46,013
Book value per common
  share...............    $    10.41         $     8.67       $    10.18   $     9.72   $     9.62   $     9.85   $    10.15

---------------
(1) Includes loss of $5,989,000 on the sale of all of our adjustable-rate Agency-issued mortgage-backed securities.

(2) Includes (a) mark-to-market adjustments on mortgage securities acquired from the Hanover 1998-B securitization of $3,537,000, (b) mark-to-market adjustments on mortgage loans securitized in the Hanover 1999-B securitization of $2,997,000, (c) an impairment charge on six Hanover 1998-B interest-only notes of $2,225,000, and (d) provision for loss on the disposition of our then-unconsolidated subsidiary, Hanover Capital Partners 2, Inc., of $4,793,000.

(3) Includes an extra, one-time dividend of $0.15 per share in respect of 2002 earnings which was declared, paid and taxable in the first quarter of 2003.

                            PRO FORMA FINANCIAL DATA

     The following unaudited pro forma consolidated statements of income have been prepared to give effect to Hanover's acquisition on July 1, 2002 of 100% of the outstanding common stock of each of HCP, HT and Hanover Capital Partners 2, Inc., which we refer to as HCP-2, as if the acquisition had been completed on January 1, 2001. This acquisition was accounted for using the purchase method of accounting. We refer to HCP, HT and HCP-2 collectively as our "newly consolidated subsidiaries."

     The unaudited pro forma consolidated statements of income are presented for illustrative purposes only and are not necessarily indicative of the results of operations that would have actually been reported had the acquisition occurred on January 1, 2001, or of the future results of operations.

     The unaudited pro forma consolidated statements of income are based upon the historical consolidated financial statements of Hanover and our newly consolidated subsidiaries included in our Annual Report on Form 10-K for the years ended December 31, 2001 and 2002 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2002.

     Information presented for the years ended December 31, 2001 and 2002 and for the three months ended March 31, 2002 is presented on a consolidated pro forma basis. Information presented for the three months ended March 31, 2003 is presented on an actual basis, which takes into account the consolidation of Hanover, HT, HCP and HCP-2.

                                                 YEAR ENDED DECEMBER 31,    THREE MONTHS ENDED MARCH 31,
                                                -------------------------   -----------------------------
                                                   2001          2002           2002            2003
                                                -----------   -----------   -------------   -------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                       (UNAUDITED)
REVENUES:                                       (Pro Forma)   (Pro Forma)    (Pro Forma)
    Interest income...........................  $    19,304   $    13,813    $     4,158     $     2,395
    Interest expense..........................       13,433         7,438          2,193           1,285
                                                -----------   -----------    -----------     -----------
         Net interest income..................        5,871         6,375          1,965           1,110
    Loan loss provision.......................          709           393             54             271
                                                -----------   -----------    -----------     -----------
         Net interest income after loan loss
           provision..........................        5,162         5,982          1,911             839
    Gain on sale of mortgage assets...........        3,782         2,095            600           3,283
    Gain (loss) on mark to market of mortgage
      assets, net of associated hedge.........          695         1,237           (210)             --
    Loan brokering, trading and advisory
      services................................        3,521         6,831          1,815             396
    Due diligence fees........................        5,083         4,971            916           1,319
    Assignment fees...........................          757         2,220            389             573
    Technology................................           --           342             22             885
    Other income (loss).......................           58          (741)            26              46
                                                -----------   -----------    -----------     -----------
         Total revenues.......................       19,058        22,937          5,469           7,341
                                                -----------   -----------    -----------     -----------
EXPENSES:
    Personnel.................................        7,231         8,907          2,202           2,177
    Subcontractor.............................        2,373         2,964            501             942
    Depreciation and amortization.............        1,184         1,280            311             388
    Legal and professional....................        1,704         1,206            246             396
    General and administrative................        1,152         1,181            288             392
    Technology................................          683           782            253              54
    Occupancy.................................          651           536             92             122
    Travel and entertainment..................          548           512            105             150
    Other.....................................          461           437            106             106
                                                -----------   -----------    -----------     -----------
         Total expenses.......................       15,987        17,805          4,104           4,727
                                                -----------   -----------    -----------     -----------
         Operating income.....................        3,071         5,132          1,365           2,614
Equity in income (loss) of unconsolidated
  subsidiaries:
    Hanover Capital Partners Ltd..............           --            --             --              --
    HanoverTrade, Inc.........................           --            --             --              --
    HDMF-I LLC................................          (35)          157            (21)            (43)
    Hanover Capital Partners 2, Inc...........           --            --             --              --
                                                -----------   -----------    -----------     -----------
Income before income tax provision and
  cumulative effect of adoption of SFAS 133...        3,036         5,289          1,344           2,571
Income tax provision..........................           64           127             36              23
                                                -----------   -----------    -----------     -----------
Income before cumulative effect of adoption of
  SFAS 133....................................        2,972         5,162          1,308           2,548
Cumulative effect of adoption of SFAS 133.....           46            --             --              --
                                                -----------   -----------    -----------     -----------
Net income....................................  $     3,018   $     5,162    $     1,308     $     2,548
                                                ===========   ===========    ===========     ===========
BASIC EARNINGS PER SHARE:
    Before cumulative effect of adoption of
      SFAS 133................................  $      0.70   $      1.17    $      0.30     $      0.57
    Cumulative effect of adoption of SFAS
      133.....................................         0.01            --             --              --
                                                -----------   -----------    -----------     -----------
    After cumulative effect of adoption of
      SFAS 133................................  $      0.71   $      1.17    $      0.30     $      0.57
                                                ===========   ===========    ===========     ===========
DILUTED EARNINGS PER SHARE:
    Before cumulative effect of adoption of
      SFAS 133................................  $      0.69   $      1.15    $      0.30     $      0.56
    Cumulative effect of adoption of SFAS
      133.....................................         0.01            --             --              --
                                                -----------   -----------    -----------     -----------
    After cumulative effect of adoption of
      SFAS 133................................  $      0.70   $      1.15    $      0.30     $      0.56
                                                ===========   ===========    ===========     ===========

                                  RISK FACTORS

     An investment in our common stock involves various risks. You should carefully consider the risks and uncertainties described below and all other information contained and incorporated by reference in this prospectus before deciding to purchase shares of our common stock. The following is a summary of the risk factors that we currently believe are important and that could cause our results to differ from expectations. This is not an exhaustive list; other factors not listed below could be material to our results. If any of the risks discussed in this prospectus actually occur, our business, operating results, prospects or financial condition could be harmed. This could cause the market price of our common stock to decline and could cause you to lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

INVESTING IN SUBORDINATED MORTGAGE SECURITIES EXPOSES US TO SUBSTANTIAL CREDIT RISK.

     A portion of our investment portfolio consists of subordinated mortgage securities. Subordinated interests have a high concentration of credit risk and generally absorb losses prior to all senior tranches of mortgage-backed securities in the same issue. Losses on the underlying mortgage loans may be significant to the owner of a subordinated interest because the investments are leveraged. For example, assume a REIT acquires a $10 million principal amount subordinated interest in a $100 million pool of mortgage loans that is subject to $90 million of senior mortgage-backed securities. If thereafter the $100 million pool of loans experiences $1 million of losses, all of such losses will be allocated to the owner of the subordinated interest. As a result, a 1% loss on the loans would translate into a 10% loss of principal and the related interest income for the owner of the subordinated interest. As of March 31, 2003 we held $17,448,000 of subordinated mortgage securities. To the extent that we suffer losses on our subordinated interests which are greater than those we anticipated at the time of purchase, our business, financial condition and results of operations will be adversely affected.

MORTGAGE-RELATED ASSETS ARE SUBJECT TO RISKS, INCLUDING BORROWER DEFAULTS OR BANKRUPTCIES, SPECIAL HAZARD LOSSES, DECLINES IN REAL ESTATE VALUES, DELINQUENCIES, AND FRAUD.

     During the time we hold mortgage loans we will be subject to the risks of borrower defaults and bankruptcies and special hazard losses, such as those occurring from earthquakes or floods, that are not covered by standard hazard insurance. If a default occurs on any mortgage loan we hold, or on any mortgage loan collateralizing mortgage-backed securities we own, we may bear the risk of loss of principal to the extent of any deficiency between the value of the mortgaged property plus any payments from any insurer or guarantor, and the amount owing on the mortgage loan. Defaults on mortgage loans often coincide with declines in real estate values, which may create greater losses than we anticipated at the time of purchase. Increased exposure to losses on mortgage loans can reduce the value of our investments. In addition, mortgage loans in default are generally not eligible collateral for borrowings, and may have to be financed by us from other funds until liquidated.

     In addition, if borrowers are delinquent in making payments on the mortgages underlying our mortgage assets, or if the mortgages are unenforceable due to fraud or otherwise, we might not be able to recoup our investment in such assets.

WE COULD BE EXPOSED TO ECONOMIC AND OTHER RISKS DUE TO GEOGRAPHIC CONCENTRATION.

     We do not set specific geographic diversification requirements, although we do monitor the geographic dispersion of the mortgage loans that we hold or that collateralize the mortgage-backed securities we own and make decisions on a portfolio-by-portfolio basis about adding to specific concentrations. Concentration in any one geographic area will increase our exposure to the economic and natural hazard risks associated with that area.

WE MAY BE UNABLE TO RENEW OUR BORROWINGS AT FAVORABLE RATES, OR REFINANCE OUR SHORT-TERM BORROWINGS WITH LONGER-TERM FINANCING, WHICH MAY AFFECT OUR PROFITABILITY.

     Our ability to achieve our investment objectives depends not only on our ability to borrow money in sufficient amounts and on favorable terms, but also on our ability to renew or replace on a continuous basis our maturing short-term borrowings or to refinance such borrowings with longer-term financings. If we are not able to renew or replace maturing borrowings, or obtain longer-term financing, we would have to sell some or all of our assets, possibly under adverse market conditions. In addition, the failure to renew or replace mature borrowings, or obtain longer-term financing, may require us to terminate hedge positions, which could result in further losses. Any number of these factors in combination may cause difficulties for us, including a possible liquidation of a major portion of our portfolio at disadvantageous prices with consequent losses, which may render us insolvent.

CHANGES IN PREPAYMENT RATES ON OUR MORTGAGE SECURITIES MAY DECREASE OUR PROFITABILITY.

     Pools of mortgage loans underlie the mortgage securities that we own. We generally receive principal distributions from the principal payments that are made on these underlying mortgage loans. We typically acquire mortgage securities at a discount to the face amount. If the actual prepayment rates are slower than we anticipated at the time of purchase, we would be required to recognize the discount as income more slowly than anticipated. This would adversely affect our profitability. Slower than expected prepayments also may adversely affect the market value of a mortgage security acquired at a discount to its face amount.

     When borrowers repay their mortgage loans faster than expected, this results in prepayments that are faster than expected on the mortgage securities. Faster than expected prepayments could cause us to expense any premium we paid to acquire the security at a rate faster than we had originally anticipated, and could force us to reinvest the principal distributions in new mortgage securities with yields below those payable on the original mortgages.

     Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic and other factors, all of which are beyond our control. Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans. While we seek to mitigate prepayment risk to the extent practical, in selecting investments we must balance prepayment risk against other risks and the potential returns of each investment. No strategy can completely insulate us from prepayment risk.

OUR PROFITABILITY DEPENDS ON THE AVAILABILITY AND PRICES OF MORTGAGE ASSETS THAT MEET OUR INVESTMENT CRITERIA.

     The availability of mortgage assets that meet our criteria depends on, among other things, the size and level of activity in the real estate lending markets. The size and level of activity in these markets, in turn, depends on the level of interest rates, regional and national economic conditions, appreciation and decline in property values and the general regulatory and tax environment as it relates to mortgage lending. In addition, we expect to compete for these investments with other REITs, investment banking firms, savings and loan associations, banks, insurance companies, mutual funds, other lenders and other entities that purchase mortgage-related assets, many of which have greater financial resources than we do. If we cannot obtain sufficient mortgage loans or mortgage securities that meet our criteria, at favorable yields, our business will be adversely affected.

BECAUSE MORTGAGE-RELATED ASSETS MAY EXPERIENCE PERIODS OF ILLIQUIDITY, WE MAY INCUR LOSSES OR MAY BE PREVENTED FROM REALIZING CAPITAL GAINS IF WE CANNOT SELL MORTGAGE-RELATED ASSETS AT AN OPPORTUNE TIME.

     We bear the risk of being unable to dispose of our mortgage-related assets at advantageous times or in a timely manner because mortgage-related assets may experience periods of illiquidity. The lack of liquidity may result from the absence of a willing buyer or lack of an established market for these assets, as well as legal or contractual restrictions on resale. As a result, the illiquidity of mortgage-related assets may cause us to incur losses or may limit our ability to realize capital gains.

POSSIBLE MARKET DEVELOPMENTS COULD CAUSE OUR LENDERS TO REQUIRE US TO PLEDGE ADDITIONAL ASSETS AS COLLATERAL. IF OUR ASSETS ARE INSUFFICIENT TO MEET THE COLLATERAL REQUIREMENTS, THEN WE MAY BE COMPELLED TO LIQUIDATE PARTICULAR ASSETS AT AN INOPPORTUNE TIME, WHICH COULD JEOPARDIZE OUR REIT STATUS OR CAUSE US TO INCUR LOSSES.

     Possible market developments, including a sharp rise in interest rates, a change in prepayment rates or increasing market concern about the value or liquidity of one or more types of mortgage-related assets in our portfolio, may reduce the market value of our portfolio, which may cause our lenders to require additional collateral or otherwise limit our ability to borrow. This requirement for additional collateral may compel us to liquidate our assets at a disadvantageous time. If the sales are made at prices lower than the amortized cost of such investments, we would incur losses. In addition, by changing our mix of investments, we might jeopardize our status as a REIT for Federal tax purposes, or our exemption from the Investment Company Act.

WE ARE SUBJECT TO VARIOUS RISKS RELATED TO OUR USE OF, AND DEPENDENCE ON, DEBT.

     The amount we have to pay on variable rate debt increases as interest rates increase, which may decrease cash available for distribution to stockholders. We cannot assure you that we will be able to meet our debt service obligations. If we do not meet our debt service obligations, we risk the loss of some or all of our assets to foreclosure. Changes in economic conditions or our financial results or prospects could (1) result in higher interest rates on variable rate debt, (2) reduce the availability of debt financing generally or debt financing at favorable rates, (3) reduce cash available for distribution to stockholders and (4) increase the risk that we could be forced to liquidate assets to repay debt, any of which could have a material adverse effect on us.

     If we violate covenants in any debt agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all. Violations of certain debt covenants may result in our being unable to borrow unused amounts under a line of credit, even if repayment of some or all borrowings is not required.

     In any event, financial covenants under our current or future debt obligations could impair our planned business strategies by limiting our ability to borrow beyond certain amounts or for certain purposes.

WE MAY INCUR LOSSES ON OUR INVESTMENTS DURING PERIODS OF CHANGING INTEREST
RATES.

     Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, terrorism, and other factors beyond our control.

     Fixed-Rate Assets. We initially fund our acquisition of mortgage-related assets with short-term borrowings through reverse repurchase agreements until long-term financing is arranged. As a result, during periods of rising short-term interest rates, our costs associated with reverse repurchase agreements used to fund acquisition of fixed-rate assets may be subject to increases while the income we earn from these assets remains substantially fixed. This reduces the net interest spread between the fixed-rate mortgage-related assets that we purchase and our borrowings used to fund the purchase, which could cause us to suffer a loss.

     Adjustable-Rate Assets. The interest rates on our short-term borrowings may adjust more frequently than the interest rates on our adjustable-rate mortgage-backed securities. Increases in the interest rate on the mortgage loans underlying our adjustable-rate securities are generally limited to either 1% or 2% per adjustment period. Our borrowings will typically not be subject to similar interest rate caps. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on our borrowings could increase without limitation while caps would limit the interest distributions on our adjustable-rate mortgage securities. During a period of rising interest rates, our borrowing costs could increase at a faster pace than our interest earnings from mortgage-backed securities. In addition, some adjustable-rate mortgage-related assets may be subject to periodic payment caps that result in a portion of the interest being deferred and added to the principal outstanding. As a result, we could receive less cash income on adjustable-rate mortgage-backed securities than we need to pay interest on our related borrowings. These factors could lower our net interest income or cause us to suffer a net loss during periods of rising interest rates.

OUR USE OF REVERSE REPURCHASE AGREEMENTS TO BORROW FUNDS MAY GIVE OUR LENDERS GREATER RIGHTS IN THE EVENT THAT EITHER WE OR THEY FILE FOR BANKRUPTCY.

     Our borrowings under reverse repurchase agreements may qualify for special treatment under the bankruptcy code, giving our lenders the ability to avoid the automatic stay provisions of the bankruptcy code and to take possession of and liquidate our collateral under the reverse repurchase agreements without delay in the event that we file for bankruptcy. Furthermore, the special treatment of reverse repurchase agreements under the bankruptcy code may make it difficult for us to recover our pledged assets in the event that a lender files for bankruptcy. Thus, our use of reverse repurchase agreements will expose our pledged assets to risk in the event of a bankruptcy filing by either a lender or us.

AN INCREASE IN INTEREST RATES MAY ADVERSELY AFFECT OUR BOOK VALUE.

     Increases in interest rates may negatively affect the market value of our mortgage-related assets. Our fixed-rate securities generally will be more negatively affected by these increases than adjustable-rate securities. In accordance with accounting rules, we will be required to reduce our stockholders' equity, or book value, by the amount of any decrease in the market value of our mortgage-related assets which are classified as "trading" or "available for sale." We will be required to evaluate these securities on a quarterly basis to determine their liquidation value using an average price as determined by market makers in these securities. If we are required by accounting rules to reduce the value of one or more mortgage securities on our balance sheet, then our stockholders' equity would be correspondingly reduced. Reductions in stockholders' equity may decrease the amounts we can borrow to purchase additional securities, which could negatively affect our net interest income.

AN INTEREST RATE MISMATCH COULD OCCUR BETWEEN ASSET YIELDS AND BORROWING RATES, RESULTING IN DECREASED YIELDS ON OUR INVESTMENT PORTFOLIO.

     Our operating results will depend in part on differences between the income from our assets (net of credit losses) and our borrowing costs. We intend to fund the origination and acquisition of a portion of our assets with borrowings that have interest rates that reset relatively rapidly, such as monthly or quarterly. We anticipate that, in many cases, the income from our assets will respond more slowly to interest rate fluctuations than the cost of our borrowings, creating a mismatch between asset yields and borrowing rates. Consequently, changes in interest rates, particularly short-term interest rates, may influence our net income. Increases in these rates will tend to decrease our net income and market value of our mortgage assets. We will incur operating losses if interest rate fluctuations result in our interest expense exceeding interest income.

WE MAY ENGAGE IN HEDGING TRANSACTIONS, WHICH CAN LIMIT OUR GAINS AND INCREASE EXPOSURE TO LOSSES.

     We may enter into hedging transactions to protect us from the effects of interest rate fluctuations on floating rate debt and also to protect our portfolio of mortgage assets from interest rate and prepayment rate fluctuations. Our hedging transactions may include entering into interest rate swap agreements or interest rate cap or floor agreements, purchasing or selling futures contracts, purchasing put and call options on securities or securities underlying futures contracts, or entering into forward rate agreements. Hedging activities may not have the desired beneficial impact on our results of operations or financial condition. No hedging activity can completely insulate us from the risks associated with changes in interest rates and prepayment rates. Moreover, interest rate hedging could fail to protect us or adversely affect us because, among other things:

     - Available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought.

     - The duration of the hedge may not match the duration of the related liability.

     - The party owing money in the hedging transaction may default on its obligation to pay.

     - The credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction.

     - The value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value. Downward adjustments, or "mark-to-market losses," would reduce our stockholders' equity.

     Hedging involves risk and typically involves costs, including transaction costs, that may reduce our overall returns on our investments. These costs increase as the period covered by the hedging increases and during periods of rising and volatile interest rates. These costs will also limit the amount of cash available for distributions to stockholders. We generally intend to hedge as much of the interest rate risk as management determines is in our best interests given the cost of such hedging transactions. The REIT qualification rules may limit our ability to enter into hedging transactions by requiring us to limit our income from hedges. See "Risks Related to Our Status as a REIT and Our Investment Company Act Exemption -- Complying with REIT requirements may limit our ability to hedge effectively." If we are unable to hedge effectively because of the REIT rules, we will face greater interest rate exposure than may be commercially prudent.

INTEREST RATE FLUCTUATIONS MAY ADVERSELY AFFECT OUR NET INCOME, COMMON STOCK AND THE MARKET VALUE OF OUR MORTGAGE ASSETS.

     Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations can adversely affect our income and value of our common stock in many ways and present a variety of risks including the risk of variances in the yield curve, a mismatch between asset yields and borrowing rates, and changing prepayment rates.

     Variances in the yield curve may reduce our net income. The relationship between short-term and longer-term interest rates is often referred to as the "yield curve." Short-term interest rates are ordinarily lower than longer-term interest rates. If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because our assets may bear interest based on longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net income and the market value of our mortgage loan assets. Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested in mortgage loans, the spread between the yields of the new investments and available borrowing rates may decline, which would likely decrease our net income. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses.

     The effect of a mismatch between asset yields and borrowing rates is explained in the risk factor above under "Risks Related to Our Business -- An interest rate mismatch could occur between asset yields and borrowing rates, resulting in decreased yields on our investment portfolio." The effect of mortgage prepayments is explained in the risk factor above under "Risks Related to Our Business - Changes in prepayment rates on our mortgage securities may decrease our profitability."

THE LOSS OF ANY OF OUR EXECUTIVE OFFICERS COULD ADVERSELY AFFECT OUR OPERATING PERFORMANCE.

     Our operations and financial performance depend heavily upon the efforts of John A. Burchett, our Chief Executive Officer, President and Chairman, Joyce S. Mizerak, our Senior Managing Director and Secretary, Irma N. Tavares, our Senior Managing Director, and George J. Ostendorf, our Senior Managing Director, all of whom are members of our executive management team. We cannot assure you that these executive officers can be replaced with equally skilled and experienced professionals. Although all of these executive officers have employment and non-competition agreements with us through June 2007, we cannot assure you of the continued employment of all of our officers. The loss of any one of these individuals could have a material adverse effect upon our business, financial condition and results of operations.

WE MAY HOLD TITLE TO REAL PROPERTY, WHICH COULD CAUSE US TO INCUR COSTLY LIABILITIES.

     We may be forced to foreclose on a defaulted mortgage in order to recoup part of our investment, which means we might hold title to the underlying property until we are able to arrange for resale and will therefore be subject to the liabilities of property owners. For example, we may become liable for the costs of removal or remediation of hazardous substances. These costs may be significant and may exceed the value of the property. In addition, current laws may materially limit our ability to resell foreclosed properties, and future laws, or more stringent interpretations or enforcement policies of existing requirements, may increase our exposure to liability.

NON-STANDARD MORTGAGE LOANS MAY BE DIFFICULT TO ENFORCE OR OTHERWISE EXPOSE US TO INCREASED RISK.

     We take certain risks to the extent we invest in non-standard, single-family mortgage loans and securities collateralized by such loans. If these mortgage loans are missing any documents, such as the original note, they may be difficult to enforce. These mortgage loans may also have inadequate property valuations. In addition, if a single-family mortgage loan has a poor payment history, it is more likely to have future delinquencies because of poor borrower payment habits or a continuing cash flow problem.

WE RELY ON THIRD PARTIES FOR THE PROVISION OF KEY SERVICES, THE FAILURE OR INTERRUPTION OF WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

     We rely and expect to continue to rely on third parties for various computer and communications systems and services, such as website hosting providers, telephone companies, online service providers and software and hardware vendors. Our systems, or those of our third-party providers, may fail or operate slowly, causing one or more of the following: unanticipated disruptions in service to our clients; slower response times; delays in our clients' trade execution; failed settlement of trades; incomplete or inaccurate accounting, recording or processing of trades; financial losses; litigation or other client claims; and regulatory sanctions.

HCP'S AND HT'S OPERATIONS MAY BE ADVERSELY AFFECTED BY THE LOSS OF ANY ONE CUSTOMER.

     For the first quarter of 2003, approximately 59% of HCP's revenues came from contracts with four customers, and 72% of HT's revenues came from three customers. If HCP or HT were to lose any one of these customers, or otherwise fail to maintain existing and obtain new contracts from other customers, its revenues could decline significantly.

HT'S SUCCESS LARGELY DEPENDS ON THE ACCEPTANCE OF THE INTERNET AS A MEDIUM FOR TRADING MORTGAGES AND FINANCIAL ASSETS.

     The market for trading mortgages and similar financial assets continues to evolve. If Internet auctions do not gain widespread acceptance as a means of trading financial assets and performing analytical review of such assets, our business will suffer. Businesses that have relied upon traditional means of trading mortgages may not accept, or may be slow in accepting, HT's products and services because:

     - they have already invested substantial resources in other more traditional methods of trading;

     - they have allocated a limited portion of their budgets to Internet trading; or

     - they or their customers may have concerns about security and privacy on the Internet.

HT HAS INVESTED A SIGNIFICANT AMOUNT OF ITS CAPITAL IN SOFTWARE, AND A SIGNIFICANT WRITE-DOWN OF ITS CAPITALIZED SOFTWARE COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     HT has invested a significant amount of its capital in technology related to the Internet trading of mortgage assets and related applications for performing analysis of mortgage pools and mortgage servicing. Should these assets become obsolete due to technological or competitive reasons, or lack of product acceptance by the market, then HT may have to abandon some of the existing software applications it has developed. A significant write-down of its capitalized software due to obsolescence could adversely affect our results of operations.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO SAFEGUARD THE SECURITY AND PRIVACY OF THE PERSONAL FINANCIAL INFORMATION WE RECEIVE.

     In connection with our loan file due diligence reviews and other consulting and advisory services with respect to mortgage loans that we provide to third parties, HCP has access to the personal financial information of the borrowers. In addition, in operating an Internet exchange for trading mortgage loans, HT sometimes has access to borrowers' personal financial information, which it may provide to potential third party investors in the mortgage loans. This personal financial information is highly sensitive and confidential, and if a third party were to misappropriate this information, we potentially could be subject to both private and public legal actions. Although we have policies and procedures designed to safeguard confidential information, we cannot assure you that these policies and safeguards are sufficient to prevent the misappropriation of confidential information or that our policies and safeguards will be deemed compliant with any existing Federal or state laws or regulations governing privacy, or with those laws or regulations that may be adopted in the future.

 RISKS RELATED TO OUR STATUS AS A REIT AND OUR INVESTMENT COMPANY ACT EXEMPTION

IF WE DO NOT MAINTAIN OUR STATUS AS A REIT, WE WILL BE SUBJECT TO TAX AS A REGULAR CORPORATION AND FACE SUBSTANTIAL TAX LIABILITY.

     We believe that we currently qualify, and expect to continue to qualify, as a REIT under the Internal Revenue Code of 1986, as amended, which we refer to as the Code. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

     - we would be taxed as a regular domestic corporation, which, among other things, means we would be unable to deduct distributions made to stockholders in computing taxable income and would be subject to Federal income tax on our taxable income at regular corporate rates;

     - our tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders; and

     - unless we were entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost our qualification, and our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT.

EVEN IF WE REMAIN QUALIFIED AS A REIT, WE MAY FACE OTHER TAX LIABILITIES THAT REDUCE OUR CASH FLOW.

     Even if we remain qualified for taxation as a REIT, we may be subject to certain Federal, state and local taxes on our income and assets. For example:

     - We will be required to pay tax on undistributed REIT taxable income.

     - We may be required to pay the "alternative minimum tax" on our items of tax preference.

     - If we have net income from the disposition of foreclosure property held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay tax on that income at the highest corporate rate.

     - If we sell a property in a "prohibited transaction," our gain from the sale would be subject to a 100% penalty tax. A "prohibited transaction" would be a sale of property, other than a foreclosure property, held primarily for sale to customers in the ordinary course of business.

     - Our taxable REIT subsidiaries are fully taxable corporations and will be required to pay Federal and state taxes on their income.

IF WE FAIL TO COMPLY WITH RULES GOVERNING OUR OWNERSHIP INTERESTS IN "TAXABLE REIT SUBSIDIARIES," WE WILL LOSE OUR REIT QUALIFICATION.

     On January 1, 2001, the REIT Modernization Act became effective. Among other things, it allows REITs, subject to certain limitations, to own, directly or indirectly, up to 100% of the stock of a "taxable REIT subsidiary" that can engage in businesses previously prohibited to a REIT. In particular, the Act permitted us to restructure our operating subsidiaries, HCP, HT and HCP-2, as taxable REIT subsidiaries. As a result, for periods ending after June 30, 2002, the financial statements of HCP, HT and HCP-2 have been consolidated with our financial statements. However, the taxable REIT subsidiary provisions are complex and impose several conditions on the use of taxable REIT subsidiaries, which are generally designed to ensure that taxable REIT subsidiaries are subject to an appropriate level of corporate taxation. Further, no more than 20% of the fair market value of a REIT's assets may consist of securities of taxable REIT subsidiaries, and no more than 25% of the fair market value of a REIT's assets may consist of non-qualifying assets, including securities of taxable REIT subsidiaries and other taxable subsidiaries. In addition, the REIT Modernization Act legislation provides that a REIT may not own more than 10% of the voting power or value of a taxable subsidiary that is not treated as a taxable REIT subsidiary. If our investments in our subsidiaries do not comply with these rules, we would fail to qualify as a REIT and we would be taxed as a regular corporation. Furthermore, certain transactions between us and a taxable REIT subsidiary that are not conducted on an arm's length basis would be subject to a tax equal to 100% of the amount of deviance from an arm's length standard.

COMPLYING WITH REIT REQUIREMENTS MAY LIMIT OUR ABILITY TO HEDGE EFFECTIVELY.

     The REIT provisions of the Code may substantially limit our ability to hedge mortgage assets and related borrowings by requiring us to limit our income in each year from qualified hedges, together with any other income not generated from qualified real estate assets, to no more than 25% of our gross income. In addition, we must limit our aggregate income from nonqualified hedging transactions, from our provision of services and from other non-qualifying sources to no more than 5% of our annual gross income. As a result, we may have to limit our use of advantageous hedging techniques. This could result in greater risks associated with changes in interest rates than we would otherwise want to incur. If we violate the 25% or 5% limitations, we may have to pay a penalty tax equal to the amount of income in excess of those limitations, multiplied by a fraction intended to reflect our profitability. If we fail to observe these limitations, unless our failure was due to reasonable cause and not due to willful neglect, we could lose our REIT status for Federal income tax purposes. The fair market value of a hedging instrument will not be counted as a qualified asset for purposes of satisfying the requirement that, at the close of each calendar quarter, at least 75% of the total value of our assets be represented by real estate and other qualified assets.

REIT REQUIREMENTS MAY FORCE US TO FORGO OR LIQUIDATE OTHERWISE ATTRACTIVE INVESTMENTS.

     In order to qualify as a REIT, we must ensure that at the end of each calendar quarter at least 75% of the fair market value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer and no more than 20% of the value of our total securities can be represented by securities of one or more taxable REIT subsidiaries. Our efforts to comply with the rules might force us to pass up opportunities to acquire otherwise attractive investments. If we fail to comply with these requirements at the end of any calendar quarter, we may be able to correct such failure within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffer adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

COMPLYING WITH REIT REQUIREMENTS MAY FORCE US TO BORROW OR LIQUIDATE ASSETS TO MAKE DISTRIBUTIONS TO STOCKHOLDERS.

     As a REIT, we must distribute at least 90% of our annual taxable income (subject to certain adjustments) to our stockholders. From time to time, we may generate taxable income greater than our net income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations, we could be required to borrow funds, sell a portion of our mortgage securities at disadvantageous prices or find another alternative source of funds in order to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement. These alternatives could increase our costs or reduce our equity.

WE MAY INCUR EXCESS INCLUSION INCOME THAT WOULD INCREASE THE TAX LIABILITY OF SOME OF OUR STOCKHOLDERS.

     In general, dividend income that a tax-exempt entity receives from us should not constitute unrelated business or trade income, or UBTI, as defined in
Section 512 of the Code. If, however, we realize excess inclusion income and allocate it to stockholders, this income cannot be offset by net operating losses. If the stockholder is a tax-exempt entity, then this income would be fully taxable as UBTI under Section 512 of the Code. If the stockholder is foreign, then it would be subject to Federal income tax withholding on this income without reduction pursuant to any otherwise applicable income tax treaty.

     Excess inclusion income would be generated if we were to issue debt obligations with two or more maturities and the terms of the payments on these obligations bore a relationship to the payments that we received on our mortgage-related assets securing those debt obligations. We generally structure our borrowing arrangements in a manner designed to avoid generating significant amounts of excess inclusion income. We do, however, enter into various reverse repurchase agreements that have differing maturity dates and afford the lender the right to sell any pledged mortgage securities if we default on our obligations. The IRS may determine that these borrowings give rise to excess inclusion income that should be allocated among stockholders. Furthermore, some types of tax-exempt entities, including, without limitation, voluntary employee benefit associations and entities that have borrowed funds to acquire their shares of our common stock, may be required to treat a portion of or all of the dividends they may receive from us as UBTI.

REGULATION AS AN INVESTMENT COMPANY COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS; EFFORTS TO AVOID REGULATION AS AN INVESTMENT COMPANY COULD LIMIT OUR OPERATIONS.

     We intend to conduct our business in a manner that allows us to avoid being regulated as an investment company under the Investment Company Act of 1940, as amended. Investment company regulations, if they were deemed applicable to us, would prevent us from conducting our business as described in this prospectus by, among other things, limiting our ability to use borrowings.

     The Investment Company Act exempts entities that are primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Under the SEC's current interpretation, in order to qualify for this exemption we must maintain at least 55% of our assets directly in qualifying real estate interests. However, mortgage-backed securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not be counted towards our satisfaction of the 55% requirement. The SEC has taken the position that investments in the subordinated tranches of securitized loan pools do not constitute "qualifying real estate interests." Our ownership of these mortgage-backed securities, therefore, is limited by the provisions of the Investment Company Act. In addition, competition may prevent us from acquiring assets that meet the 55% requirement at favorable yields or from acquiring sufficient qualifying assets to maintain our exemption under the Investment Company Act. Furthermore, the SEC may interpret the exemption to require that a certain percentage of our income must be derived from qualifying real estate interests. If the SEC changes its position on the interpretation of the exemption, we could be required to sell assets under potentially adverse market conditions in order to meet the new requirements.

           RISKS RELATED TO THIS OFFERING AND OUR CORPORATE STRUCTURE

OUR STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR OUR STOCKHOLDERS.

     The market price of our common stock could be subject to wide fluctuations in response to a number of factors, including:

     - issuing new equity securities pursuant to this offering or otherwise;

     - the amount of our common stock outstanding and the trading volume of our stock;

     - actual or anticipated changes in our future financial performance;

     - changes in financial estimates of us by securities analysts;

     - competitive developments, including announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - the operating and stock performance of our competitors;

     - changes in Federal and state tax law;

     - changes in interest rates; and

     - losses of key personnel.

WE HAVE NOT ESTABLISHED A MINIMUM DIVIDEND PAYMENT LEVEL AND THERE ARE NO ASSURANCES OF OUR ABILITY TO CONTINUE TO PAY DIVIDENDS IN THE FUTURE.

     In an effort to continue to qualify as a REIT under the Code, we intend to pay quarterly dividends and to make distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. However, we have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our Board of Directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our Board of Directors may deem relevant from time to time. We cannot assure you that we will continue to pay dividends in the future.

OUR CHARTER LIMITS OWNERSHIP OF OUR CAPITAL STOCK AND ATTEMPTS TO ACQUIRE OUR CAPITAL STOCK.

     For the purpose of preserving our REIT qualification and for other reasons, our charter prohibits direct or constructive ownership by any person of more than 7.5% (except in the case of John A. Burchett, our Chairman, Chief Executive Officer and President, who can acquire up to 20%) in value of the outstanding shares of our capital stock. Our charter's constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 7.5% of the outstanding stock by an individual or entity could cause that individual or entity to own constructively in excess of 7.5% of the outstanding stock, and thus be subject to our charter's ownership limit. Any attempt to own or transfer shares of our capital stock in excess of the ownership limit without the consent of the Board of Directors will be void, and could result in the shares being transferred by operation of law to a charitable trust.

BECAUSE PROVISIONS CONTAINED IN MARYLAND LAW, OUR CHARTER, OUR BY-LAWS AND OUR STOCKHOLDER RIGHTS PLAN MAY HAVE AN ANTI-TAKEOVER EFFECT, INVESTORS MAY BE PREVENTED FROM RECEIVING A "CONTROL PREMIUM" FOR THEIR SHARES.

     Provisions contained in our charter, by-laws and stockholder rights plan, as well as Maryland general corporation law, may have anti-takeover effects that delay, defer or prevent a takeover attempt, which may prevent stockholders from receiving a "control premium" for their shares. For example, these provisions may defer or prevent tender offers for our common stock or purchases of large blocks of our common stock, thereby limiting the opportunities for our stockholders to receive a premium for their common stock over then-prevailing market prices. These provisions include the following:

     - Ownership limit. The ownership limit in our charter restricts related investors, including, among other things, any voting group, from acquiring over 7.5% (or, in the case of John A. Burchett, our Chairman, Chief Executive Officer and President, over 20%) of our common stock without our permission.

     - Stockholder rights plan. We have adopted a stockholder rights plan that may discourage any investor from acquiring over 10% of our common stock (except for John A. Burchett, for whom the limit is 20%, and Wallace Weitz, for whom the limit is 17%) because, upon this type of acquisition without the approval of our Board of Directors, all other common stockholders will have the right to purchase a specified amount of our common stock at a 50% discount from the market price. Our stockholder rights plan is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

     - Preferred stock. Our charter authorizes our Board of Directors to issue preferred stock in one or more classes and to establish the preferences and rights of any class of preferred stock issued. These actions can be taken without soliciting stockholder approval.

     - Staggered board and removal of directors. Our Board of Directors, elected by the holders of our common stock, is divided into three classes, and each director serves for a three-year term. As a result, it generally is not possible to elect a majority of our directors in any single year. Directors may be removed only for cause upon the affirmative vote of the holders of at least the majority of the combined voting power of all classes of shares of capital stock entitled to vote in the election of directors.

     - Maryland business combination statute. Maryland law limits the ability of holders of more than 10% of the voting power of a corporation's shares to engage in a business combination with the corporation.

     - Maryland control share acquisition statute. Maryland law limits the voting rights of "control shares" of a corporation in the event of a "control share acquisition." Although our by-laws currently contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our capital stock, our Board of Directors has the power to amend or eliminate this provision at any time in the future without stockholder approval.

     - Maryland unsolicited takeover statute. Under Maryland law, our Board of Directors could adopt various anti-takeover provisions, such as requiring a 2/3 vote of stockholders to remove directors, without the consent of stockholders. The adoption of such measures could discourage offers for us or make an acquisition of our company more difficult, even when an acquisition is in the best interest of our stockholders.

YOUR INVESTMENT IN OUR COMMON STOCK HAS VARIOUS FEDERAL, STATE AND LOCAL INCOME TAX RISKS THAT COULD AFFECT THE VALUE OF YOUR INVESTMENT.

     Although the provisions of the Code relevant to your investment in our common stock are generally described in "Federal Income Tax Considerations," we strongly urge you to consult your own tax advisor concerning the effects of Federal, state and local income tax law on an investment in our common stock, because of the complex nature of the tax rules applicable to REITs and their stockholders.

FUTURE OFFERINGS OF DEBT OR EQUITY SECURITIES MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings could receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, could have a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

TAX LEGISLATION COULD AFFECT THE VALUE OF OUR STOCK.

     On May 28, 2003, President Bush signed the Jobs and Growth Tax Relief and Reconciliation Act of 2003. This legislation, which is retroactive to January 1, 2003, among other things, reduces the rate at which individual stockholders are subject to tax on dividends paid by regular C corporations (but generally not by REITs) to a maximum rate of 15%. Generally, REITs are tax advantaged relative to C corporations because, unlike C corporations, REITs are allowed a deduction for dividends paid, which, in most cases, allows a REIT to avoid paying corporate level Federal income tax on its earnings. The provisions of the newly enacted legislation reducing the rate at which individuals pay tax on dividend income from C corporations may reduce the perceived tax advantage of investing in a REIT compared to investing in a C corporation engaged in similar activities.

     In addition to the newly enacted legislation, future tax legislation could adversely affect the value of our stock if, for instance, the favorable tax treatment of REITs is eliminated, the tax rate on regular C corporation dividends is reduced further or favorable tax treatment in states where we operate is eliminated. While we are not currently aware of any such proposed changes in the tax laws, if any one of these events happens, then the value of our common stock may be adversely affected.

WE MAY CHANGE OUR POLICIES WITHOUT STOCKHOLDER APPROVAL.

     Our Board of Directors and management determine all of our policies, including our investment, financing and distribution policies. Although they have no current plans to do so, they may amend or revise these policies at any time without a vote of our stockholders. Policy changes could adversely affect our financial condition, results of operations, the market price of our common stock or our ability to pay dividends or distributions.

                                USE OF PROCEEDS


     We intend to use the net proceeds from the sale of our common stock in this offering primarily to purchase subordinated mortgage-backed securities and other mortgage-related assets consistent with our business strategy. The net proceeds from the sale of 3,000,000 shares of our common stock in this offering will be approximately $29,795,400, based on an assumed public offering price of $10.84 per share (the closing price of our common stock on July 31, 2003), after deducting the underwriting discounts and commissions and estimated expenses of the offering, assuming the underwriters do not exercise their over-allotment option.


               MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK

MARKET INFORMATION


     Our common stock trades on the American Stock Exchange under the symbol "HCM." At March 1, 2003, there were 50 record holders, and approximately 2,300 beneficial owners, of our common stock. The last reported sale price of our common stock on the American Stock Exchange on July 31, 2003 was $10.84 per share.


     The following tables set forth, for the periods indicated, the high and low sales prices for our common stock as reported by the American Stock Exchange:


                  2001             2002               2003
             --------------   ---------------   ----------------
             HIGH      LOW     HIGH      LOW     HIGH       LOW
             -----    -----   ------    -----   ------     -----
1st Quarter  $7.15    $5.00   $ 8.75    $7.10   $ 8.10     $6.80
2nd Quarter   7.95     6.30    10.25     8.05    13.95      7.62
3rd Quarter   7.50     6.35     8.65     6.70    13.90*     9.72*
4th Quarter   8.16     6.50     7.75     5.95


---------------

* High and low sales prices for the third quarter are through July 31, 2003.


DIVIDENDS

     The following table lists the cash dividends we declared on each share of our common stock based on our earnings for the periods indicated:


                                                                CASH DIVIDENDS
                                                              DECLARED PER SHARE
                                                              ------------------
2003
Second Quarter ended June 30, 2003..........................        $0.30
First Quarter ended March 31, 2003..........................         0.30
2002
Extra, one-time dividend....................................         0.15*
Fourth Quarter ended December 31, 2002......................         0.25
Third Quarter ended September 30, 2002......................         0.25
Second Quarter ended June 30, 2002..........................         0.25
First Quarter ended March 31, 2002..........................         0.25
2001
Fourth Quarter ended December 31, 2001......................         0.20
Third Quarter ended September 30, 2001......................         0.20
Second Quarter ended June 30, 2001..........................         0.20
First Quarter ended March 31, 2001..........................         0.20


---------------

* In respect of 2002 earnings, and declared, paid and taxable in the first quarter of 2003.

     We intend to distribute to holders of our common stock, at a minimum, all or substantially all of our taxable income in each year. All distributions will be made at the discretion of our Board of Directors and will depend on our earnings, financial condition, maintenance of REIT status and other factors which our Board of Directors deems relevant. We cannot assure you that we will continue to pay dividends in future quarters.

                                 CAPITALIZATION


     The following table sets forth our actual capitalization at March 31, 2003, and our capitalization as adjusted to give effect to the issuance of 3,000,000 shares of our common stock in this offering at an assumed public offering price of $10.84 per share (the closing price of our common stock on July 31, 2003), assuming that the underwriters do not exercise their over-allotment option.


     The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included in this prospectus beginning on Page F-1.


                                                                     AS OF MARCH 31, 2003
                                                              ----------------------------------
                                                                ACTUAL          AS ADJUSTED(1)
                                                              ----------       -----------------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Stockholders' equity:
  Preferred stock, par value $0.01 per share, 10,000,000
     shares authorized,
     no shares issued and outstanding.......................   $    --              $    --
  Common stock, par value $0.01 per share, 90,000,000 shares authorized, 4,532,402 shares issued and outstanding,
     actual; 7,532,402 shares issued and outstanding, as
     adjusted...............................................        45                   75
  Additional paid-in capital................................    68,433               98,198
  Retained earnings (deficit)...............................   (23,454)             (23,454)
  Accumulated other comprehensive income....................       989                  989
                                                               -------              -------
     Total stockholders' equity.............................   $46,013              $75,808
                                                               =======              =======


---------------

(1) After deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters' over-allotment option to purchase up to 450,000 additional shares of our common stock.

                            SELECTED FINANCIAL DATA

     The selected financial data as of December 31, 2001 and 2002 and for the three years in the period ended December 31, 2002 are derived from our audited financial statements included in this prospectus. The selected financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 are derived from audited financial statements not included in this prospectus, and the summary financial data as of March 31, 2002 are derived from our unaudited financial statements not included in this prospectus. The selected financial data as of March 31, 2003 and for the three-month periods ended March 31, 2002 and 2003 are derived from our unaudited financial statements for those periods, which are included in this prospectus. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Interim results are not necessarily indicative of the results for a full year. You should read this selected financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization," and our audited and unaudited financial statements and notes thereto included in this prospectus beginning on Page F-1.

                                                                                          THREE MONTHS
                                                 YEAR ENDED DECEMBER 31,                 ENDED MARCH 31,
                                     ------------------------------------------------   -----------------
                                      1998       1999      2000      2001      2002      2002      2003
                                     -------   --------   -------   -------   -------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net interest income................  $ 6,623   $  4,408   $ 6,663   $ 6,269   $ 6,092   $ 1,652   $ 1,110
Loan loss provision................     (356)      (446)     (875)     (709)     (393)      (54)     (271)
Gain (loss) on sale and mark to
  market...........................   (5,704)(1)   (5,831)(2)   1,250   4,533   3,462       875     3,283
Loan brokering, trading and
  advisory services................       --         --        --        --     2,686        --       396
Due diligence fees.................       --         --        --        --     2,891        --     1,319
Assignment fees....................       --         --        --        --     1,387        --       573
Technology.........................       --         --        --        --       295        22       885
Other income (loss)................       --         --        --       (28)     (665)     (194)       46
Provision for loss on
  unconsolidated subsidiary........       --     (4,793)(3)      --      --        --        --        --
                                     -------   --------   -------   -------   -------   -------   -------
  Total revenues (loss)............      563     (6,662)    7,038    10,065    15,755     2,301     7,341
  Total expenses...................    4,064      4,191     3,136     3,696    11,473     1,046     4,727
                                     -------   --------   -------   -------   -------   -------   -------
  Operating income (loss)..........   (3,501)   (10,853)    3,902     6,369     4,282     1,255     2,614
                                     -------   --------   -------   -------   -------   -------   -------
Equity in income (loss) of
  unconsolidated subsidiaries:
    Hanover Capital Partners
      Ltd. ........................   (1,039)      (443)      455        43       112        26        --
    Hanover Capital Partners 2,
      Inc. ........................     (394)    (1,300)(3)      --      --       (19)       25        --
    HanoverTrade, Inc. ............       --        (31)   (1,495)   (3,263)      655        27        --
    HDMF-I LLC.....................       --         --        --       (35)      157       (21)      (43)
                                     -------   --------   -------   -------   -------   -------   -------
                                      (1,433)    (1,774)   (1,040)   (3,255)      905        57       (43)
                                     -------   --------   -------   -------   -------   -------   -------
Income (loss) before income tax
  provision and cumulative effect
  of adoption of SFAS 133..........   (4,934)   (12,627)    2,862     3,114     5,187     1,312     2,571
Income tax provision...............       --         --        --        --        49        --        23
Cumulative effect of adoption of
  SFAS 133.........................       --         --        --        46        --        --        --
                                     -------   --------   -------   -------   -------   -------   -------
Net income (loss)..................  $(4,934)  $(12,627)  $ 2,862   $ 3,160   $ 5,138   $ 1,312   $ 2,548
                                     =======   ========   =======   =======   =======   =======   =======
Basic earnings (loss) per share....  $ (0.77)  $  (2.12)  $  0.56   $  0.74   $  1.16   $  0.31   $  0.57
                                     =======   ========   =======   =======   =======   =======   =======
Diluted earnings (loss) per
  share............................  $ (0.77)  $  (2.12)  $  0.56   $  0.73   $  1.15   $  0.30   $  0.56
                                     =======   ========   =======   =======   =======   =======   =======
Dividends declared per share.......  $  0.70   $   0.50   $  0.66   $  0.80   $  1.00   $  0.25   $  0.45(4)
                                     =======   ========   =======   =======   =======   =======   =======

                                               AS OF DECEMBER 31,                          AS OF MARCH 31,
                            ---------------------------------------------------------   ---------------------
                              1998        1999        2000        2001        2002        2002        2003
                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) (UNAUDITED)
BALANCE SHEET DATA:
Mortgage loans............  $ 407,994   $ 270,084   $ 212,247   $ 154,273   $ 103,164   $ 139,167   $  77,313
Mortgage securities.......     78,478      62,686      35,723      51,183      23,903      30,892      29,964
Cash and cash
  equivalents.............     11,837      18,022       9,958       8,946      10,605       4,880      18,704
Other assets..............     17,861      14,842      14,681      15,105      18,199      23,704      15,975
                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total assets..............  $ 516,170   $ 365,634   $ 272,609   $ 229,507   $ 155,871   $ 198,643   $ 141,956
                            =========   =========   =========   =========   =========   =========   =========
Reverse repurchase
  agreements..............  $ 370,090   $  55,722   $  14,760   $  33,338   $   6,283   $  17,439   $  23,012
CMO borrowing.............     77,305     254,963     210,374     151,096     102,589     136,295      70,174
Other liabilities.........      2,995       4,443       3,451       3,532       3,935       2,293       2,757
                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total liabilities.......    450,390     315,128     228,585     187,966     112,807     156,027      95,943
                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Stockholders' equity....     65,780      50,506      44,024      41,541      43,064      42,616      46,013
                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total liabilities and
  stockholders' equity....  $ 516,170   $ 365,634   $ 272,609   $ 229,507   $ 155,871   $ 198,643   $ 141,956
                            =========   =========   =========   =========   =========   =========   =========
Number of common shares
  outstanding.............  6,321,899   5,826,899   4,322,944   4,275,676   4,474,222   4,324,587   4,532,402
                            =========   =========   =========   =========   =========   =========   =========
Book value per common
  share...................  $   10.41   $    8.67   $   10.18   $    9.72   $    9.62   $    9.85   $   10.15
                            =========   =========   =========   =========   =========   =========   =========

---------------
(1) Includes loss of $5,989,000 on the sale of all of our adjustable-rate Agency-issued mortgage-backed securities.

(2) Includes (a) mark-to-market adjustments on mortgage securities acquired from the Hanover 1998-B securitization of $3,537,000, (b) mark-to-market adjustments on mortgage loans securitized in the Hanover 1999-B securitization of $2,997,000, and (c) an impairment charge on six Hanover 1998-B interest-only notes of $2,225,000.

(3) Includes provision for loss on the disposition of our then-unconsolidated subsidiary, HCP-2, of $4,793,000.

(4) Includes an extra, one-time dividend of $0.15 per share in respect of 2002 earnings which was declared, paid and taxable in the first quarter of 2003.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis with our selected financial data and the financial statements and related notes incorporated and included in this prospectus.

OVERVIEW

     We are a specialty finance company organized in June 1997 as a REIT. We have two principal consolidated subsidiaries, HCP and HT. When we use the terms "we", "us", "our" or "the Company," we are referring to our company and its consolidated and unconsolidated subsidiaries taken as a whole. To provide more meaningful disclosure, we occasionally wish to report information regarding only our REIT entity without reference to HCP and HT. In those instances, we refer to the REIT entity as "Hanover." The term "CMO" refers to collateralized mortgage obligations, in which financing is obtained in exchange for a pledge of mortgages, or pools of mortgages, as collateral. We sometimes use the term "MBS" to refer to mortgage-backed securities.

     Hanover's principal business strategy is to invest in mortgage-backed securities, and, to a lesser extent, mortgage loans and to earn net interest income on these investments. HCP's principal business strategy is to generate consulting and other fee income by providing loan sale advisory services, loan file due diligence reviews, staffing solutions and mortgage assignment and collateral rectification services. HT's principal business strategy is to generate fee income by operating an Internet exchange for trading mortgage loans, mortgage servicing rights and related assets, and providing state-of-the-art technologies supported by experienced valuation, operations and trading professionals. In addition, HT provides a full range of asset valuation, analysis and marketing services for mortgage-related assets. In addition, Hanover has an equity interest in HDMF-I LLC, a limited liability company formed to purchase, service, manage or otherwise liquidate pools of primarily sub- and non-performing one-to-four family residential mortgage loans.

     Hanover operates as a tax-advantaged REIT and is generally not subject to Federal and state income tax to the extent that it distributes its taxable earnings to its stockholders and maintains its qualification as a REIT. Hanover's taxable affiliates, however, are subject to Federal and state income tax.

     In conducting our business, we retain credit risk primarily through (i) the purchase of subordinated mortgage securities, (ii) the retention of subordinated securities from our own securitization transactions, (iii) the direct investment in mortgage loans on our own behalf and (iv) investment in HDMF-I. Through these investing activities, we generally bear the credit losses on the related pools of mortgage loans up to their carrying value. During the time we hold mortgage assets for investment, we are subject to the risks of borrower defaults and bankruptcies and hazard losses (such as those occurring from earthquakes or floods) that are not covered by insurance. If a default occurs on any mortgage loan held by us or on any mortgage loan collateralizing below-investment-grade MBS held by us, we will bear the risk of loss of principal to the extent of any deficiency between the value of the mortgaged property, plus any payments from an insurer or guarantor, and the amount owing on the mortgage loan.

     As of March 31, 2003, we retained the aggregate credit risk on $10.9 billion of mortgage loans relating to (dollars in thousands):

                                                         PRINCIPAL   CARRYING
                                                          BALANCE     VALUE     FINANCING
                                                         ---------   --------   ---------
Subordinated MBS.......................................  $ 36,035    $17,448     $ 9,557
Agency-issued MBS......................................    12,190     12,516      11,994
Collateral for CMOs....................................    76,931      6,729       1,461
Mortgage loans.........................................       544        410          --
                                                         --------    -------     -------
Total..................................................  $125,700    $37,103     $23,012
                                                         ========    =======     =======

     The above carrying value of collateral for CMOs is our net invested equity in retained mortgage-backed bonds.

     In addition, as of March 31, 2003, HDMF-I retained the aggregate credit risk on $6,995,000 of mortgage loans.

CRITICAL ACCOUNTING POLICIES

     The significant accounting policies used in preparation of our financial statements are more fully described in Note 2 to our consolidated financial statements. Certain critical accounting policies are complex and involve significant judgment by our management, including the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. As a result, changes in these estimates and assumptions could significantly affect our financial position or our results of operations. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. We believe that of our significant accounting policies, the following involve a high degree of judgment and complexity in the preparation of our consolidated financial statements:

     Mortgage Securities -- Our mortgage securities are designated as either available for sale, trading or held to maturity. Mortgage securities designated as available for sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Mortgage securities designated as trading are reported at fair value. Gains and losses resulting from changes in fair value are recorded as income or expense and included in earnings. Mortgage securities classified as held to maturity are carried at amortized cost unless a decline in value is deemed other than temporary, in which case the carrying value is reduced. Because our assets are generally not traded on a national securities exchange or national automated quotation system and prices are therefore not readily ascertainable, complex cash flow modeling is performed in determining their fair value. Several of the assumptions used by management are confirmed by independent third parties on at least a quarterly basis. In using cash-flow analysis to determine fair value, future cash flows are based on estimates of prepayments, the impact of interest rate movements on yields, delinquency of the underlying loans and estimated probable losses based on historical experience and estimates of expected future performance. As a result, a high degree of judgment is required in estimating the assumptions used in the cash flow analysis. Should the estimates used by management be inaccurate, our net interest income could be materially affected.

     Loan Loss Allowance -- We maintain a loan loss allowance for our subordinated MBS and collateral for collateralized mortgage obligations. We monitor the delinquencies and defaults on the underlying mortgages and, if an impairment of the related mortgage security is deemed to be other than temporary, reduce the carrying value of the related mortgage security to fair value. Our loan loss provision is based on our assessment of numerous factors affecting our portfolio of mortgage securities including, but not limited to, current and projected economic conditions, delinquency status, credit losses to date on underlying mortgages and remaining credit protection. Loan loss provision estimates are reviewed periodically and adjustments are reported in earnings when they become known. Should our estimates be inaccurate, our loan loss provision could be materially affected which could result in unexpected gains or losses from future sales of such assets.

     Equity Investments -- Hanover records its investment in HDMF-I on the equity method. Accordingly, Hanover records its proportionate share of the earnings or losses of HDMF-I. This presentation, while required under accounting principles generally accepted in the United States of America, does not present the assets and liabilities of HDMF-I on our balance sheet. In addition, the residual equity that Hanover does not own remains "off balance sheet."

     Revenue Recognition -- HCP recognizes revenue from due diligence contracts in progress as they are earned. To calculate what percentage of the total revenue of a contract has been earned, management must make estimates. Estimates, by their nature, are based on judgment and available information. Actual results could differ from estimates. As the majority of HCP's revenue relates to services performed, such estimates may include the amount of time spent by individuals in consideration of the aggregate amount of time required to complete the contract, the evaluation of both quantitative and qualitative criteria as agreed to and maintained in the contract and possibly regulations set forth by the government should the contract be with an agency of the Federal government.

     HT recognizes revenues from loan sale advisory and trading when the transactions close and fees are earned and billed. At the time of closing a transaction, the number of loans, loan principal balance and purchase price in the transaction are agreed upon, documentation is signed and the sale is funded. HT's billing of fees relating to a transaction occurs concurrently with the closing and funding.

     We utilize guidance set forth in the SEC's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101). SAB 101 draws on existing accounting rules with respect to the basic criteria that must be met before revenue can be recorded. SAB 101 further explains how those rules apply. We have reviewed the guidance in SAB 101 and believe we are in compliance with SAB 101. However, if management's estimates are incorrect, or if we are not applying SAB 101 as intended, the results of operations could be materially affected.

     Income Taxes -- Hanover has elected to be taxed as a REIT and intends to comply with the REIT provisions of the Code. Accordingly, Hanover will not be subject to Federal or state income tax on net income that is currently distributed to stockholders to the extent that its annual distributions to stockholders are equal to at least 90% of its taxable income and as long as certain asset, income and stock ownership tests are met. In the event that Hanover does not qualify as a REIT in any year, it would be subject to Federal income tax as a C corporation and the amount of Hanover's after-tax cash available for distribution to its stockholders would be reduced. Hanover believes it has satisfied the requirements for qualification as a REIT since commencement of its operations in September 1997. Hanover intends at all times to continue to comply with the requirements for qualification as a REIT under the Code.

RESULTS OF OPERATIONS

     On July 1, 2002, Hanover acquired 100% of the outstanding capital stock of each of HT, HCP and HCP-2. Hanover had previously owned 100% of the non-voting preferred stock, but none of the voting common stock, of each of these entities. Prior to July 1, 2002, the financial results for these three entities appeared in our financial statements as a single line-item under "equity in income or loss of unconsolidated subsidiaries." Due to the stock purchase, for periods ending after June 30, 2002, Hanover's financial statements will be consolidated with the financial statements of those entities. This means that the financial results for these three entities, whether positive or negative, will appear throughout our financial statements as applicable, rather than in a single line-item. To assist you in evaluating the effect of the stock purchase on our financial results, our discussion below sometimes includes information regarding both "previously reported" and "pro forma" financial results. "Previously reported" financial results provide the actual results for the periods presented, which means that they do not give effect to the stock purchase for any periods prior to July 1, 2002. "Pro forma" financial results provide financial information for the periods shown as if the stock purchase of HT, HCP and HCP-2 had been completed as of January 1, 2001 for statement of income purposes. "Pro forma" financial information is presented for illustrative purposes only. Pro forma information is not necessarily indicative of the financial position or results of operations that would have been reported had the acquisition occurred on January 1, 2001, and these presentations do not necessarily indicate the future financial position or results of operations.

     The following table presents the consolidated results of operations as previously reported for the three months ended March 31, 2003 and 2002 and pro forma results for the three months ended March 31, 2002 (dollars in thousands, except per share data):

                                                         AS PREVIOUSLY
                                                       REPORTED -- THREE
                                                         MONTHS ENDED       PRO FORMA --
                                                           MARCH 31,        THREE MONTHS
                                                       -----------------   ENDED MARCH 31,
                                                        2003      2002          2002
                                                       -------   -------   ---------------
                                                                             (UNAUDITED)
Net interest income..................................  $1,110    $1,652        $1,965
Loan loss provision..................................    (271)      (54)          (54)
Gain on sale of mortgage assets......................   3,283       600           600
Gain on mark to market of mortgage assets............      --       275          (210)
Due diligence fees...................................   1,319        --           916
Assignment fees......................................     573        --           389
Technology...........................................     885        --            22
Loan brokering, trading and advisory services........     396        --         1,815
Other income (loss)..................................      46      (172)           26
                                                       ------    ------        ------
  Total revenues.....................................   7,341     2,301         5,469
  Total expenses.....................................   4,727     1,046         4,104
                                                       ------    ------        ------
  Operating income...................................   2,614     1,255         1,365
Equity in income (loss) of unconsolidated
  subsidiaries:
  Hanover Capital Partners Ltd.......................      --        26            --
  HanoverTrade, Inc..................................      --        27            --
  HDMF-I LLC.........................................     (43)      (21)          (21)
  Hanover Capital Partners 2, Inc....................      --        25            --
                                                       ------    ------        ------
Income before income tax provision...................   2,571     1,312         1,344
Income tax provision.................................      23        --            36
                                                       ------    ------        ------
Net income...........................................  $2,548    $1,312        $1,308
                                                       ======    ======        ======
Basic earnings per share.............................  $ 0.57    $ 0.31        $ 0.30
                                                       ======    ======        ======
Dividends declared per share.........................  $ 0.45(1) $ 0.25        $ 0.25
                                                       ======    ======        ======

---------------
(1) Includes an extra, one-time dividend of $0.15 per share in respect of 2002 earnings which was declared, paid and taxable in the first quarter of 2003.

Three Months Ended March 31, 2003 and 2002

     Net Income, Basic Earnings Per Share and Total Revenue

     We recorded net income of $2,548,000 or $0.57 per share based on 4,497,805 weighted average shares of common stock outstanding for the three months ended March 31, 2003 compared to net income of $1,312,000 or $0.31 per share based on 4,302,350 weighted average common shares outstanding for the three months ended March 31, 2002. Total revenue for the three months ended March 31, 2003 was $7,341,000, compared to $2,301,000 previously reported for the same period in 2002. On a pro forma basis, total revenue for the three months ended March 31, 2002 was $5,469,000.

     Net Interest Income and Loan Loss Provision

     The following table provides details of net interest income and loan loss provision for interest-earning assets as follows (dollars in thousands):

                                                            THREE MONTHS ENDED MARCH 31,
                                         -------------------------------------------------------------------
                                                       2003                               2002
                                         --------------------------------   --------------------------------
                                          NET INTEREST       LOAN LOSS       NET INTEREST       LOAN LOSS
                                             INCOME          PROVISION          INCOME          PROVISION
                                         ---------------   --------------   ---------------   --------------
Mortgage loans.........................      $   16            $  --            $  117             $ --
CMO collateral.........................         398              (23)              741              (47)
Agency-issued MBS......................           7               --               203               --
Private placement MBS..................         624             (248)              374               (7)
Other..................................          65               --               217               --
                                             ------            -----            ------             ----
Total net interest income..............      $1,110            $(271)           $1,652             $(54)
                                             ======            =====            ======             ====

     Net interest income decreased to $1,110,000, or $0.25 per share, for the three months ended March 31, 2003 from $1,652,000, or $0.38 per share, as previously reported for the same period in 2002. The decrease in net interest income of $542,000 was primarily due to:

     - the decrease in the average balance of our mortgage loans held as collateral for CMOs offset by decreased borrowing costs on our corresponding CMO liabilities and reverse repurchase agreements;

     -  the termination of Agency-issued MBS activity; and

     - the decrease in the interest earned from interest-only notes retained from our 1998-B securitization offset by the increase in the average balance of our purchased subordinated MBS portfolio.

     During December 2002 and January 2003, we exercised call provisions in our Hanover 1998-A and 1998-B securitizations and sold the underlying mortgage loans in February and March 2003. As a result of the two sales, we have approximately $6,400,000 available for reinvestment. We cannot assure you that we will be able to reinvest these proceeds in a profitable manner.

     Net interest income from Agency-issued MBS decreased in the three months ended March 31, 2003 because we terminated our investment in such MBS in July of 2002.

     Private placement MBS net interest income increased due to the purchase of subordinated MBS during the first quarter 2003. The average balance of our subordinated MBS portfolio increased to $14,973,000 for the first quarter 2003 from $9,618,000 for the first quarter 2002. The decrease in net interest income recognized from interest-only notes retained from our 1998-B securitization resulted from a decrease in the average notional amount on which interest income is earned due to the collapse of Hanover 1998-B in the three months ended March 31, 2003.

     On a pro forma basis, net interest income decreased to $1,110,000 for the three months ended March 31, 2003 from $1,965,000 for the same period in 2002. The $855,000 decrease is primarily due to trading and Agency-issued MBS activity for the first quarter 2002; no such activity occurred for the first quarter 2003.

     Our provision for loan losses increased to $271,000 in the three months ended March 31, 2003 from $54,000 for the same period in 2002. The $217,000 increase was primarily the result of purchases of first-loss subordinated MBS offset by a reduction in the average balance of collateral for CMOs. First-loss subordinated MBS are generally structured to absorb the credit losses resulting from a specified pool of mortgages. As a result, we provide for the estimated losses associated with first-loss subordinated MBS, which increases our overall loan loss allowance. If our loss estimates differ materially from actual results, we could incur additional losses resulting in decreased net income in future periods. No adjustments were required on a pro forma basis because the provision for loan losses relates only to Hanover during these periods.

     Gain on Sale and Mark to Market of Mortgage Assets

     Our results for the three months ended March 31, 2003 include a gain on sale of mortgage assets of $3,283,000 compared to $600,000 for the same period in 2002. No adjustments were required on a pro forma basis because gain on sale of mortgage assets relates only to Hanover during these periods. We cannot assure you that we will be able to recognize gain on sale in the future. As a REIT, we do not actively trade our mortgage assets.

     The gain on sale for the three months ended March 31, 2003 primarily represents the sales of mortgage loans that supported certain CMOs, which we refer to as Hanover 1998-A and Hanover 1998-B. These sales resulted in aggregate net proceeds of $7,295,000, cash available for reinvestment of approximately $6,400,000 and a gain of $3,175,000.

     Our purchased subordinated MBS portfolio is primarily comprised of non-investment-grade securities. These securities are generally purchased at a substantial discount to their principal balance to reflect their inherent credit risk. To the extent that actual losses on the mortgage asset are less than the discount, the discount provides a yield enhancement. We seek to reduce credit risk by actively monitoring our portfolio for delinquency trends and due to such monitoring we may, from time to time, decide to sell a security in order to mitigate potential losses.

     For the three months ended March 31, 2002, we recognized mark to market gains or losses on mortgage assets classified as trading securities through our Consolidated Statement of Income. Mortgage assets classified as available for sale are marked to market through other comprehensive income. We recognized mark to market gains on our purchased subordinated MBS portfolio of $464,000 for the three months ended March 31, 2002. We did not recognize mark to market gains or losses for the three months ended March 31, 2003 as all securities were classified as available for sale. Market gains or losses on our purchased subordinated portfolio are primarily subject to assumptions on the underlying mortgage loan portfolio including, but not limited to, prepayment speed assumptions, future loss assumptions and changes in the benchmark interest rate.

     Other Revenue

     Revenues from due diligence increased to $1,319,000 for the three months ended March 31, 2003 from $0 for the same period in 2002. Revenues from assignment fees increased to $573,000 for the three months ended March 31, 2003 from $0 for the same period in 2002. Revenues from technology increased to $885,000 for the three months ended March 31, 2003 from $0 for the same period in 2002. Revenues from loan brokering, trading and advisory services increased to $396,000 for the three months ended March 31, 2003 from $0 for the same period in 2002. In each case, this is because in periods prior to the consolidation of Hanover, HCP, HT and HCP-2, we did not separately record revenues attributable to HT, HCP or HCP-2, and all of the revenues listed in this paragraph are derived from the activities of HT and HCP.

     On a pro forma basis, revenues from due diligence increased to $1,319,000 for the three months ended March 31, 2003 from $916,000 for the same period in 2002. Total due diligence revenues increased due to both an increase in our number of clients and an increase in revenue from our largest clients. On a pro forma basis, revenues from assignment fees increased to $573,000 for the three months ended March 31, 2003 from $389,000 for the same period in 2002, primarily because of 1 large assignment contract. This contract accounted for 55% of the total assignment fees recognized to date in 2003. We cannot assure you that we will be able to generate assignment fees comparable to those recorded for the three months ended March 31, 2003. On a pro forma basis, revenues from technology increased to $885,000 for the three months ended March 31, 2003 from $22,000 for the same period in 2002. Technology revenue was derived from the licensing of our proprietary software and consulting services performed in connection with such licenses. Minimal technology revenue was generated for the three months ended March 31, 2002. Of the $885,000 of technology revenue generated for the three months ended March 31, 2003, 84% was sourced from two clients. We cannot assure you that we will be able to generate technology revenues comparable to those recorded for the three months ended March 31, 2003. On a pro forma basis, revenues from loan brokering, trading and advisory services decreased to $396,000 for the three months ended March 31, 2003 from $1,815,000 for the same period in 2002. This decrease is primarily attributable to revenue derived from a contract with the FDIC substantially completed during 2002. We cannot assure you that comparable contracts will be available in the future.

     Operating Expenses

     Operating expenses for the three months ended March 31, 2003 were $4,727,000 compared to $1,046,000 as previously reported for the same period in 2002 and $4,104,000 on a pro forma basis for the same period in 2002. The biggest component of the increase, on a pro forma basis, was an increase in subcontractor expenses. Subcontractor expenses for the three months ended March 31, 2003 increased to $942,000 compared to, on a pro forma basis, $501,000 for the same period last year. The increase in subcontractor expenses is primarily due to the increase in the number of due diligence projects in the first quarter 2003 as compared to the same period in 2002. In addition, the mix of due diligence projects changed to require an increase in the use of subcontractors for the first quarter 2003 as compared to the first quarter 2002 where in-house personnel performed more projects.

     Equity in Income (Loss) of Unconsolidated Subsidiaries

     HDMF-I is a limited liability company whose objective is to purchase, service and manage pools of primarily sub- and non-performing one-to-four family residential whole loans. In November 2001, we made our initial investment in HDMF-I of $115,000 to fund our proportionate share of professional, organizational and other fees of HDMF-I. In the first quarter of 2002, we invested an aggregate of $3,891,000 in HDMF-I to fund our proportionate share of a loan pool with a purchase price of $12,230,000. In the second half of 2002, we invested an additional $1,968,000 in HDMF-I to fund the purchase price of an additional loan pool and received $1,458,000 in distributions from HDMF-I. For the three months ended March 31, 2003, we recognized equity in losses of $43,000 and for the comparable period in 2002, we recognized equity in losses of $21,000. During the three months ended March 31, 2003, we received $1,931,000 in additional distributions from HDMF-I. At March 31, 2003, we had a total capital contribution commitment of $5,820,000.

     Taxable Income

     Our taxable loss for the quarter ended March 31, 2003 is estimated at $681,000. Taxable loss differs from GAAP net income due to various recurring and one-time book/tax differences. The following table details the major book/tax differences in arriving at the estimated taxable loss (dollars in thousands):

GAAP net income.............................................   $ 2,548
  GAAP gain on collapse of Hanover 1998-A and Hanover
     1998-B.................................................    (3,175)
  GAAP gain on sale of mortgage securities..................      (108)
  Tax gain on collapse of Hanover 1998-A and Hanover
     1998-B.................................................     2,965
  Tax gain on sale of mortgage securities...................        87
  Utilization of capital loss carryforward..................    (3,052)
  Deductible expenses relating to collapse of Hanover 1998-A
     and Hanover 1998-B.....................................    (1,867)
  Taxable dividend from HCP-2...............................     1,528
  Loan loss provision, net of realized losses...............       261
  Loss in subsidiaries not included in taxable income.......       124
  Other.....................................................         8
                                                               -------
Estimated taxable loss......................................   $  (681)
                                                               =======

     We believe that estimated taxable loss provides useful information to investors because it provides information relating to our dividends and REIT status.

     As a REIT, we are required to pay dividends amounting to 85% of each year's taxable ordinary income and 95% of the portion of each year's capital gain net income that is not taxed at the REIT level, by the end of each calendar year and to have declared dividends amounting to 90% of our REIT taxable income for each year by the time we file our Federal tax return. Therefore, a REIT generally passes through substantially all of its earnings to shareholders without paying Federal income tax at the corporate level. Dividend payments for 2003 may represent a partial return of capital distribution to shareholders.

     If we fail to qualify as a REIT in any taxable year and certain relief provisions of the Code do not apply, we will be subject to Federal income tax as a regular, domestic corporation, and our stockholders will be subject to tax in the same manner as stockholders of a regular corporation. Distributions to our stockholders in any year in which we fail to qualify as a REIT would not be deductible by us in computing our taxable income. As a result, we could be subject to income tax liability, thereby significantly reducing or eliminating the amount of cash available for distribution to our stockholders. Further, we could also be disqualified from re-electing REIT status for the four taxable years following the year during which we became disqualified. At the same time, complying with REIT requirements may limit our ability to hedge our risks, or enter into otherwise attractive investments.

Years Ended December 31, 2002, 2001 and 2000

     The following table presents the consolidated results of operations as previously reported for 2002, 2001 and 2000 and pro forma results for 2002 and 2001 (dollars in thousands, except per share data):

                                               AS PREVIOUSLY REPORTED -- YEAR    PRO FORMA -- YEAR
                                                     ENDED DECEMBER 31,         ENDED DECEMBER 31,
                                               ------------------------------   -------------------
                                                 2002       2001       2000       2002       2001
                                               --------   --------   --------   --------   --------
                                                                                    (UNAUDITED)
Net interest income..........................  $ 6,092    $ 6,269    $ 6,663    $ 6,375    $ 5,871
Loan loss provision..........................     (393)      (709)      (875)      (393)      (709)
Gain on sale of mortgage assets..............    2,095      3,782        819      2,095      3,782
Gain on mark to market of mortgage assets,
  net of associated hedge....................    1,367        751        431      1,237        695
Loan brokering, trading and advisory
  services...................................    2,686         --         --      6,831      3,521
Due diligence fees...........................    2,891         --         --      4,971      5,083
Assignment fees..............................    1,387         --         --      2,220        757
Other income (loss)..........................     (370)       (28)        --       (399)        58
                                               -------    -------    -------    -------    -------
  Total revenues.............................   15,755     10,065      7,038     22,937     19,058
  Total expenses.............................   11,473      3,696      3,136     17,805     15,987
                                               -------    -------    -------    -------    -------
  Operating income...........................    4,282      6,369      3,902      5,132      3,071
Equity in income (loss) of unconsolidated
  subsidiaries:
     Hanover Capital Partners Ltd. ..........      112         43        455         --         --
     HanoverTrade, Inc. .....................      655     (3,263)    (1,495)        --         --
     HDMF-I LLC..............................      157        (35)        --        157        (35)
     Hanover Capital Partners 2, Inc.........      (19)        --         --         --         --
                                               -------    -------    -------    -------    -------
Income before income tax provision and
  cumulative effect of adoption of SFAS
  133........................................    5,187      3,114      2,862      5,289      3,036
Income tax provision.........................       49         --         --        127         64
                                               -------    -------    -------    -------    -------
Income before cumulative effect of adoption
  of SFAS 133................................    5,138      3,114      2,862      5,162      2,972
Cumulative effect of adoption of SFAS 133....       --         46         --         --         46
                                               -------    -------    -------    -------    -------
Net income...................................  $ 5,138    $ 3,160    $ 2,862    $ 5,162    $ 3,018
                                               =======    =======    =======    =======    =======
Basic earnings per share.....................  $  1.16    $  0.74    $  0.56    $  1.17    $  0.71
                                               =======    =======    =======    =======    =======
Dividends declared per share.................  $  1.00    $  0.80    $  0.66    $  1.00    $  0.80
                                               =======    =======    =======    =======    =======

     Net Income, Basic Earnings Per Share and Total Revenue

     We recorded net income of $5,138,000 or $1.16 per share based on 4,417,221 weighted average shares of common stock outstanding for 2002 compared to net income of $3,160,000 or $0.74 per share based on 4,256,874 weighted average common shares outstanding for 2001, and net income of $2,862,000 or $0.56 per share based on 5,102,563 weighted shares of common stock outstanding for 2000. Total revenue for 2002 was $15,755,000, compared to $10,065,000 previously reported for 2001 and $7,038,000 for 2000. On a pro forma basis, total revenue for the 2002 period was $22,937,000, while total revenue for the 2001 period was $19,058,000.

     Net Interest Income and Loan Loss Reserve

     The following table reflects the average balances for each major category of our interest earning assets as well as our interest bearing liabilities with the corresponding effective yields and rates of interest as follows (dollars in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------------------------
                                             2002                   2001                   2000
                                     --------------------   --------------------   --------------------
                                     AVERAGE    EFFECTIVE   AVERAGE    EFFECTIVE   AVERAGE    EFFECTIVE
                                     BALANCE     RATE(1)    BALANCE     RATE(1)    BALANCE     RATE(1)
                                     --------   ---------   --------   ---------   --------   ---------
Interest earning assets:
  Mortgage loans...................  $  1,206     16.75%    $    231      8.10%    $    300     87.79%
  CMO collateral...................   136,512      7.09      193,840      7.41      247,850      7.46
  Agency-issued MBS................     7,186      6.70       15,401      7.98       41,072      7.28
  Private placement notes..........    14,257     15.13       14,676     17.11       20,266     16.84
                                     --------     -----     --------     -----     --------     -----
                                      159,161      7.87%     224,148      8.08%     309,488      8.13%
                                     --------               --------               --------
Interest bearing liabilities:
  CMO borrowings...................   124,971      5.57      181,669      6.72      233,843      7.49
  Reverse repurchase borrowings on:
     CMO collateral................     1,786      2.97        2,536      7.16        3,515      7.45
     Agency-issued MBS.............     6,410      3.32        9,732      6.40       29,020      5.71
     Private placement notes.......     6,127      3.42        6,085      6.86        7,544      7.81
                                     --------     -----     --------     -----     --------     -----
                                      139,294      5.34%     200,022      6.71%     273,922      7.31%
                                     --------               --------               --------
     Net interest earning assets...  $ 19,867               $ 24,126               $ 35,566
                                     ========               ========               ========
Net interest spread................                2.53%                  1.37%                  0.82%
                                                  =====                  =====                  =====
Yield on net interest earning
  assets(2)........................               25.58%                 19.45%                 14.43%
                                                  =====                  =====                  =====

---------------

(1) Loan loss provisions are included in the above calculations.

(2) Yield on net interest earning assets is computed by dividing the applicable net interest income after loan loss provision by the average daily balance of net interest earning assets.

     The following table provides details of net interest income and loan loss provision for interest-earning assets as follows (dollars in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                         ------------------------------------------------------------------
                                                 2002                   2001                   2000
                                         --------------------   --------------------   --------------------
                                           NET        LOAN        NET        LOAN        NET        LOAN
                                         INTEREST     LOSS      INTEREST     LOSS      INTEREST     LOSS
                                          INCOME    PROVISION    INCOME    PROVISION    INCOME    PROVISION
                                         --------   ---------   --------   ---------   --------   ---------
Mortgage loans.........................   $  202      $  --      $   19      $  --      $  264      $  --
CMO collateral.........................    2,826       (161)      2,219       (246)        963       (249)
Agency-issued MBS......................      268         --         606         --       1,330         --
Private placement MBS..................    2,179       (232)      2,556       (463)      3,450       (626)
Other..................................      868         --         869         --         656         --
Eliminations...........................     (251)        --          --         --          --         --
                                          ------      -----      ------      -----      ------      -----
Total net interest income..............   $6,092      $(393)     $6,269      $(709)     $6,663      $(875)
                                          ======      =====      ======      =====      ======      =====

     Years Ended December 31, 2002 and 2001

     Net interest income decreased to $6,092,000, or $1.38 per share, for 2002 from $6,269,000, or $1.47 per share, as previously reported in 2001. The decrease in net interest income of $177,000 was primarily due to:

     - the repayment of our mortgage loans held as collateral for CMOs offset by decreased borrowing costs on our corresponding CMO liabilities and reverse repurchase agreements;

     -  the termination of Agency-issued MBS activity; and

     - the decrease in the average coupon rate of our purchased subordinated MBS portfolio, decrease in the interest earned from interest-only notes retained from our 1998-B securitization, and interest income earned from trading activity conducted by one of our subsidiaries in 2002; no such trading activity occurred in 2001.

     The effective yield on our average CMO collateral decreased slightly to 7.09% in 2002 from 7.41% in 2001, while the effective rate of interest on our average CMO borrowings decreased to 5.57% in 2002 from 6.72% in 2001. Our effective borrowing rate decreased faster than the decrease in the yield on average assets. In addition, we recognized increased interest income from our interest-only notes retained from our 1999-B securitization. These interest-only notes earned interest at a rate of 4.00% in 2002 compared to 1.86% in 2001.

     Net interest income from Agency-issued MBS decreased in 2002 because we terminated our investment in such MBS in July of 2002.

     Private placement MBS net interest income was negatively impacted by a decrease in the effective interest rate earned on our purchased subordinated MBS portfolio to 12.53% in 2002 from 16.77% in 2001. The decrease in net interest income recognized from interest-only notes retained from our 1998-B securitization resulted from a decrease in the average notional amount on which interest income is earned to $119.7 million in 2002 from $196.1 million in 2001.

     During December 2002 and January 2003, we exercised call provisions in our 1998-A and 1998-B securitizations and sold the underlying mortgage loans in February and March 2003. As a result of the two sales, we have approximately $6,400,000 available for reinvestment. We cannot assure you that we will be able to reinvest the proceeds in a profitable manner.

     On a pro forma basis, net interest income increased to $6,375,000 for 2002 from $5,871,000 for 2001. The $504,000 increase is due to a full year of net interest income on a pro forma basis in 2002 attributable to trading activity, partially offset by reduced Agency-issued MBS activity.

     Our provision for loan losses decreased to $393,000 in 2002 from $709,000 in 2001. The $316,000 decrease was primarily the result of sales of first-loss subordinated MBS and a reduction in the average balance of collateral for CMOs. First-loss subordinated MBS are generally structured to absorb the credit losses resulting from a specified pool of mortgages. As a result, we provide for the estimated losses associated with first-loss subordinated MBS, which increases our overall loan loss allowance. If our loss estimates differ materially from actual results, we could incur additional losses resulting in decreased net income in future periods. No adjustments were required on a pro forma basis because the provision for loan losses relates only to Hanover during these periods.

     Years Ended December 31, 2001 and 2000

     Net interest income decreased to $6,269,000 in 2001 compared to $6,663,000 in 2000. The decrease in net interest income of $394,000 was primarily a result of:

     - an increase in amortization expense for whole loans as a result of increases in assumed prepayment speeds; and

     - a reduction in the principal balance of Hanover sponsored securitizations of whole loans partially offset by a corresponding reduction in the principal balance of CMO borrowings against such whole loans.

     Our provision for loan losses decreased to $709,000 in 2001 from $875,000 in 2000, primarily as a result of sales of first-loss subordinated MBS, and a reduction in the average balance of collateral for CMOs. Provision for losses on Hanover sponsored securitizations decreased to $246,000 in 2001 from $319,000 in 2000. Provision for loan losses on subordinated MBS purchased from third parties decreased to $463,000 in 2001 from $555,000 in 2000. The average balance of subordinated MBS purchased from third parties in 2001 was $12,664,000 compared to $11,973,000 in 2000.

CMO Collateral

     Net interest income generated from the CMO collateral (including mortgage loans and MBS pledged to CMOs) is as follows (dollars in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2002       2001       2000
                                                       --------   --------   --------
Average asset balance................................  $136,512   $193,840   $247,850
Average CMO borrowing balance........................   124,971    181,669    233,843
Average reverse repurchase agreement borrowing
  balance............................................     1,786      2,536      3,515
                                                       --------   --------   --------
Net interest earning assets..........................     9,755      9,635     10,492

Average leverage ratio...............................     92.85%     95.03%     95.77%

Effective interest income rate.......................      7.21%      7.54%      7.56%
Effective interest expense rate......................      5.57%      6.72%      7.49%
Effective interest expense rate -- Repurchase
  agreements.........................................      2.97%      7.16%      7.45%
                                                       --------   --------   --------
Net interest spread..................................      1.67%      0.81%      0.07%

Interest income......................................  $  9,841   $ 14,612   $ 18,745
Interest expense.....................................     6,962     12,211     17,521
Interest expense -- Repurchase agreements............        53        182        261
                                                       --------   --------   --------
Net interest income before loan loss provision.......     2,826      2,219        963
Loan loss provision..................................      (161)      (246)      (249)
                                                       --------   --------   --------
Net interest income after loan loss provision........  $  2,665   $  1,973   $    714
                                                       ========   ========   ========
Yield on net interest earning assets after loan loss
  provision..........................................     27.31%     20.48%      6.80%
                                                       ========   ========   ========

     During 2000, we issued $13,222,000 of CMO borrowings at a discount of $2,013,000 for net proceeds before expenses of $11,209,000. The Hanover 2000-A CMO security carries a fixed interest rate of 6.50%. The Hanover 2000-A security was collateralized by $25,588,000 principal balance of the retained portions of Hanover's previous CMO borrowings, Hanover 98-A, Hanover 99-A and Hanover 99-B and certain retained MBS from Hanover 98-B. Our total investment in Hanover 98-B private placement MBS at December 31, 2002 includes a $10,937,000 investment in six investment-grade notes ("AA", "A" and "BBB"), six interest-only notes, six below-investment-grade notes and three principal-only notes. However, we classify the investment-grade and below-investment-grade notes as CMO collateral and the interest-only and principal-only notes as private placement MBS.

     For Hanover 2000-A, we record 100% of the interest income, net of servicing and other fees, generated by the mortgage loans underlying this transaction. In accordance with accounting principles generally accepted in the United States of America, Hanover 2000-A is recorded as a financing transaction. The primary source of financing for these mortgage loans is the CMO borrowing. This financing represents the liability for certain investment-grade mortgage notes issued by us. The interest expense on this financing represents the coupon interest amount to be paid to the note holders.

     Our net equity in these transactions was leveraged through reverse repurchase agreement financing. In a reverse repurchase financing, we sell a pool of assets but agree to repurchase them at a set time in the future. At December 31, 2002, we had $1,698,000 of reverse repurchase agreement financing against our net equity in these transactions.

     Interest expense includes the interest on CMO borrowings, interest on the related reverse repurchase agreements and amortization of certain deferred financing costs and interest rate caps.

Agency-issued MBS

     Net interest income generated from investments in Agency-issued MBS is as follows (dollars in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            2002     2001      2000
                                                           ------   -------   -------
Average asset balance....................................  $7,186   $15,401   $41,072
Average reverse repurchase agreement borrowing balance...   6,410     9,732    29,020
                                                           ------   -------   -------
Net interest earning assets..............................     776     5,669    12,052

Average leverage ratio...................................   89.20%    63.19%    70.66%

Effective interest income rate...........................    6.70%     7.98%     7.28%
Effective interest expense rate..........................    3.32%     6.40%     5.71%
                                                           ------   -------   -------
Net interest spread......................................    3.38%     1.58%     1.57%

Interest income..........................................  $  481   $ 1,229   $ 2,989
Interest expense.........................................     213       623     1,659
                                                           ------   -------   -------
Net interest income before loan loss provision...........     268       606     1,330
Loan loss provision......................................      --        --        --
                                                           ------   -------   -------
Net interest income after loan loss provision............  $  268   $   606   $ 1,330
                                                           ======   =======   =======
Yield on net interest earning assets after loan loss
  provision..............................................   34.56%    10.70%    11.04%
                                                           ======   =======   =======

     During 2002, we purchased $30.0 million of Agency-issued securities and sold $53.4 million. During 2001, we purchased $125.8 million of Agency-issued securities and sold $98.3 million. In November 2000, we purchased $1.9 million of GNMA securities. In December 2000, we sold thirty-one FNMA Certificates, totaling $36.9 million of principal.

     Interest expense includes the interest on the related reverse repurchase agreements and amortization of deferred financing costs and interest rate caps.

Private Placement MBS

     Net interest income generated from private placement MBS excluding securities pledged as collateral for CMOs is as follows (dollars in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2002      2001      2000
                                                          -------   -------   -------
Average asset balance...................................  $14,257   $14,676   $20,266
Average reverse repurchase agreement borrowing
  balance...............................................    6,128     6,085     7,544
                                                          -------   -------   -------
Net interest earning assets.............................    8,129     8,591    12,722

Average leverage ratio..................................    42.98%    41.46%    37.23%

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2002      2001      2000
                                                          -------   -------   -------
Effective interest income rate..........................    16.76%    20.26%    19.93%
Effective interest expense rate.........................     3.42%     6.86%     7.81%
                                                          -------   -------   -------
Net interest spread.....................................    13.34%    13.40%    12.12%
Interest income.........................................  $ 2,389   $ 2,974   $ 4,039
Interest expense........................................      210       418       589
                                                          -------   -------   -------
Net interest income before loan loss provision..........    2,179     2,556     3,450
Loan loss provision.....................................     (232)     (463)     (626)
                                                          -------   -------   -------
Net interest income after loan loss provision...........  $ 1,947   $ 2,093   $ 2,824
                                                          =======   =======   =======
Yield on net interest earning assets after loan loss
  provision.............................................    23.95%    24.37%    22.19%
                                                          =======   =======   =======

     The Private Placement MBS category includes:

     - interest-only and principal-only notes that we issued in our second securitization, Hanover 1998-B, and

     - starting in June 1999, subordinated MBS that we purchased in the open market.

     The 1998-B interest-only notes are adversely affected more than other notes by higher than expected prepayment speeds on underlying mortgage loans with interest rates in excess of the pass through rate on the securitization. Generally, mortgages with higher interest rates will be repaid more rapidly than mortgages with lower interest rates.

     Our investment in private placement MBS at December 31, 2002 includes an investment of $0.6 million carrying value in 1998-B interest-only notes, an investment of $0.6 million carrying value in 1998-B principal-only notes and an investment of $13.0 million carrying value in below-investment-grade subordinated MBS classified as held to maturity, available for sale or trading.

     During 2002, we purchased $23.3 million of below-investment-grade MBS from third parties and sold $16.3 million of below-investment-grade MBS to third parties.

     During 2001, we purchased $16.4 million of below-investment-grade MBS from third parties and sold $34.6 million of below-investment-grade MBS to third parties.

     During 2000, Hanover purchased $6.0 million of below-investment-grade MBS from third parties, sold $5.9 million of below-investment-grade MBS to third parties, purchased $13.8 million of below-investment-grade subordinated MBS from HCP, and transferred $9.9 million of investment-grade and below-investment-grade subordinated MBS from Hanover's 1998-B CMO to collateral for the 2000-A CMO.

Other Interest Income

     Interest income from non-mortgage assets is as follows (dollars in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                                         -------------------------
                                                          2002      2001     2000
                                                         -------   ------   ------
Overnight investing....................................   $ 116     $257     $124
Related party notes....................................     752      612      532
Eliminations...........................................    (251)      --       --
                                                          -----     ----     ----
                                                          $ 617     $869     $656
                                                          =====     ====     ====

Gain on Sale and Mark to Market of Mortgage Assets

     Our 2002 results include a gain on sale of mortgage assets of $2,095,000 compared to $3,782,000 for 2001 and $819 for 2000. No adjustments were required on a pro forma basis because gain on sale of mortgage assets relates only to Hanover during these periods. We cannot assure you that we will be able to recognize gain on sale in the future. As a REIT, we do not actively trade our mortgage assets.

     Our purchased subordinated MBS portfolio is primarily comprised of non-investment-grade securities. These securities are generally purchased at a substantial discount to their principal balance to reflect their inherent credit risk. To the extent that actual losses on the mortgage asset are less than the discount, the discount provides a yield enhancement. We seek to reduce credit risk by actively monitoring our portfolio for delinquency trends and due to such monitoring we may, from time to time, decide to sell a security in order to mitigate potential losses.

     When we classified mortgage assets as trading securities during 2002, 2001 and 2000, we recognized mark to market gains or losses through our Consolidated Statement of Income. Mortgage assets classified as available for sale are marked to market through other comprehensive income. We recognized mark to market gains on our purchased subordinated MBS portfolio of $1,780,000 in 2002 as compared to $792,000 in 2001 and $49,000 in 2000. Market gains on our purchased subordinated portfolio are primarily subject to assumptions on the underlying mortgage loan portfolio including, but not limited to, prepayment speed assumptions, future loss assumptions and changes in the benchmark interest rate.

Other Revenue

     Revenues from loan brokering, trading and advisory services increased to $2,686,000 in 2002, from $0 for 2001 and 2000. Revenues from due diligence increased to $2,891,000 in 2002 from $0 for 2001 and 2000. Revenues from assignment fees increased to $1,387,000 in 2002 from $0 for 2001 and 2000. In each case, this is because in periods prior to the consolidation of Hanover, HCP, HT and HCP-2, we did not separately record revenues attributable to HT, HCP or HCP-2, and all of the revenues listed in this paragraph are derived from the activities of HT and HCP.

     On a pro forma basis, revenues from loan brokering, trading and advisory services increased to $6,831,000 in 2002, from $3,521,000 for 2001. This is primarily attributable to revenue derived from a contract with the FDIC during 2002 and revenue generated by third quarter 2002 whole-loan sales. We cannot assure you that comparable contracts will be available in the future. On a pro forma basis, revenues from due diligence decreased to $4,971,000 in 2002 from $5,083,000 in 2001. Although total due diligence revenues decreased, our revenue from our largest clients increased and our number of clients increased. On a pro forma basis, revenues from assignment fees increased to $2,220,000 in 2002 from $757,000 for 2001, primarily because of two large assignment contracts. These contracts account for 74% of the total assignment fees recognized in 2002. We cannot assure you that we will be able to generate assignment fees comparable to those recorded for 2002.

Operating Expenses

     Years Ended December 31, 2002 and 2001

     Operating expenses in 2002 were $11,473,000 compared to $3,696,000 as previously reported for 2001. Pro forma operating expenses were $17,805,000 in 2002 compared to $15,987,000 for the same period last year on a pro forma basis. The biggest component of the increase, on a pro forma basis, was an increase in personnel expenses. Personnel expenses for 2002, on a pro forma basis, increased to $8,907,000 compared to, on a pro forma basis, $7,231,000 for the same period last year. The increase in personnel expenses was primarily due to (1) a bonus accrual established for a pool of employees during 2002 that was established pursuant to existing contractual agreements; no such bonus accrual was established in 2001, and (2) an increase in commission expense, primarily relating to the increase in loan brokering, trading and advisory services of $459,000 in 2002 as compared to the prior year. The increase in personnel expense was partially offset by a decrease in legal and professional fees to $1,206,000 on a pro forma basis in 2002, from

$1,704,000 on a pro forma basis for the same period last year. Legal and professional fees decreased in 2002 primarily due to non-recurring charges in 2001.

     Years Ended December 31, 2001 and 2000

     Operating expenses in 2001 were $3,696,000 compared to $3,136,000 in 2000, an increase of $560,000. Personnel expenses decreased to $680,000 in 2001 from $1,020,000 in 2000. Hanover billed personnel-related expenses totaling $345,000 to HT and $425,000 to HCP in 2001 compared to $369,000 and $136,000 in 2000.
Legal and professional fees increased to $1,247,000 in 2001 from $555,000 in 2000 as a result of an increase in audit, tax and consulting fees due to an increased scope of services and, to a lesser extent, professional fees incurred as a result of our consideration of a corporate restructure. Financing fees declined to $246,000 in 2001 from $281,000 in 2000 reflecting reduced committed lines of credit and lower levels of activity.

Equity in Income (Loss) of Unconsolidated Subsidiaries

     Years Ended December 31, 2002 and 2001

     HDMF-I is a limited liability company whose objective is to purchase, service and manage pools of primarily sub- and non-performing one-to-four family residential whole loans. In November 2001, we made our initial investment in HDMF-I of $115,000 to fund our proportionate share of professional, organizational and other fees of HDMF-I. In the first quarter of 2002, we invested an aggregate of $3,891,000 in HDMF-I to fund our proportionate share of a loan pool with a purchase price of $12,230,000. In the second half of 2002, we invested an additional $1,968,000 in HDMF-I to fund the purchase price of an additional loan pool and received $1,458,000 in distributions from HDMF-I. For 2002, we recognized equity in income of $157,000 and for the comparable period in 2001, we recognized equity in losses of $35,000. At December 31, 2002, we had a total capital contribution commitment of $5,820,000.

     Years Ended December 31, 2001 and 2000

     As discussed above, Hanover acquired all of the outstanding capital stock of HCP and HT on July 1, 2002. As a result, we did not record equity in income
(loss) of HCP and HT for the full year of 2002.

     Hanover's equity in income of HCP declined to $43,000 in 2001 from $455,000 in 2000. Total revenue at HCP decreased $2,132,000 or 24% to $6,582,000 in 2001 from $8,714,000 in 2000, primarily due to the termination of subordinated MBS activity in 2000. The portfolio of subordinated MBS contributed $954,000 of revenue including gains on sale of $441,000 in 2000. This portfolio was transferred from HCP to Hanover in July of 2000. Due diligence fees decreased $1,213,000 or 17% to $5,803,000 in 2001 from $7,016,000 in 2000 primarily due to contracts awarded in 2000 for which no comparable revenue was earned in 2001. Assignment fees increased $126,000 or 20% to $757,000 in 2001 from $631,000 in 2000 primarily due to the assumption of assignment contracts and employees of a former competitor. Loan brokering and asset management fees contributed $30,000 in 2000; this activity was transferred to HT in July of 2000.

     Hanover recognized equity in losses of HT of $3,263,000 in 2001 compared to $1,495,000 in 2000. HT recorded revenue of $3,599,000 and $141,000 in 2001 and
2000. HT operating expenses for 2001 and 2000 totaled $6,962,000 and $1,683,000. Personnel expenses increased to $3,617,000 in 2001 from $790,000 in 2000. Technology expense for web hosting and web graphics increased to $664,000 in 2001 from $231,000 in 2000. Premises expense increased to $326,000 in 2001 from $130,000 in 2000. Depreciation and amortization increased to $1,102,000 in 2001 from $151,000 in 2000. As HT commenced operations in 1999, much of 2000 and 2001 was spent developing HT's proprietary Internet exchange for trading mortgage loans, mortgage servicing rights and related assets. HT recorded minimal revenues in 2000.

     The table below highlights our historical quarterly trends and components of return on average equity for 2000, 2001 and 2002. Average equity excludes unrealized loss on investments available for sale. Prior to July 1, 2002, the financial results for HCP, HT and HCP-2 are included in equity in income (loss) of unconsolidated subsidiaries. For periods ending after June 30, 2002, these entities' results are consolidated with Hanover's and their results appear throughout our financial statements as applicable, rather than in a single line-item.

                                                    LOAN
                                     GAIN ON     BROKERING/
                                    SALE AND    TRADING, DUE
                                     MARK TO     DILIGENCE                   EQUITY IN       INCOME
                           NET      MARKET OF     FEES AND                    INCOME          TAX
                         INTEREST   MORTGAGE    OTHER INCOME   OPERATING     (LOSS) OF     PROVISION    ANNUALIZED
FOR THE                  INCOME/     ASSETS/      (LOSS)/      EXPENSES/   SUBSIDIARIES/   (BENEFIT)/   RETURN ON
QUARTERS ENDED            EQUITY     EQUITY        EQUITY       EQUITY        EQUITY         EQUITY       EQUITY
--------------           --------   ---------   ------------   ---------   -------------   ----------   ----------
March 31, 2000.........   10.91%       1.57%          --          7.74%         0.71%           --         5.45%
June 30, 2000..........   10.99        2.62           --          7.95          0.43            --         6.09
September 30, 2000.....   13.40          --         1.16%         4.31         (4.01)           --         6.24
December 31, 2000......   12.43        6.61           --          6.24         (6.41)           --         6.39
March 31, 2001.........   10.10        8.51         0.43          6.54         (6.27)           --         6.23
June 30, 2001..........   14.05        8.43           --          7.46         (8.37)           --         6.65
September 30, 2001.....   13.97       11.05           --         10.85         (7.24)           --         6.93
December 31, 2001......   14.66       15.04        (0.27)        10.25         (9.01)           --        10.18
March 31, 2002.........   15.13        8.29        (1.63)         9.91          0.54            --        12.43
June 30, 2002..........   11.94        5.50        (2.30)         8.76          6.27            --        12.65
September 30, 2002.....   12.96       15.54        26.42         42.53          1.18         (0.06)%      13.63
December 31, 2002......   12.45        2.45        37.65         43.77          0.26          0.52         8.52

Taxable Income

     Our taxable income for the year ended December 31, 2002 is estimated at $565,000. Taxable income differs from GAAP net income for the year ended December 31, 2002 due to various recurring and one-time book/tax differences. The following table details the major book/tax differences in arriving at the estimated taxable income for the year ended December 31, 2002 (dollars in thousands):

GAAP net income.............................................   $ 5,138
     GAAP gain on sale......................................    (2,028)
     Tax gain on sale.......................................     1,950
     Utilization of capital loss carryforward...............    (1,950)
     Income of subsidiaries not included in taxable
      income................................................      (362)
     Gain on mark to market of mortgage securities, net of
      associated hedge......................................    (1,066)
     Loan loss provision, net of realized losses............        (1)
     Tax amortization of net premiums on mortgages, CMO
      collateral and mortgage securities and interest
      accrual in excess of GAAP amortization and interest
      accrual...............................................      (256)
     Deduction for tax for exercise of non-qualified stock
      options...............................................      (888)
     Other..................................................        28
                                                               -------
Estimated taxable income....................................   $   565
                                                               =======

     As a REIT, we are required to pay dividends amounting to 85% of each year's taxable ordinary income and 95% of the portion of each year's capital gain net income that is not taxed at the REIT level, by the end of each calendar year and to have declared dividends amounting to 90% of our REIT taxable income for each year by the time we file our Federal tax return. Therefore, a REIT generally passes through substantially all of its earnings to shareholders without paying Federal income tax at the corporate level. For the year ended December 31, 2002, a portion of dividends paid to shareholders was deemed to be a return of capital for income tax purposes.

LIQUIDITY

     We expect to meet our future short-term and long-term liquidity requirements generally from our existing working capital, cash flow provided by operations, reverse repurchase agreements and other possible sources of longer-term financing, including CMOs and REMICs. We consider our ability to generate cash to be adequate to meet operating requirements both in the short-term and the long-term. However, we have exposure to market-driven liquidity events due to the short-term reverse repurchase financing we have in place against our MBS. If a significant decline in the market value of our portfolio should occur, our available liquidity from existing sources and ability to access additional sources of credit could be reduced. As a result of such a reduction in liquidity, we may be forced to sell certain investments or incur debt to maintain liquidity. If required, these sales could be made at prices lower than the carrying value of such assets, which could result in losses. At March 31, 2003, we had one committed reverse repurchase line of credit with $10 million available and six uncommitted lines of credit. We may seek to establish additional committed and uncommitted lines of credit in the future. We cannot assure you that we will be successful in obtaining such additional financing on favorable terms, if at all.

     Net cash provided by operating activities for the year ended December 31, 2002 was $24,994,000 compared to net income of $5,138,000 for the year. Sales of trading securities provided $65,497,000, partially offset by the purchase of trading securities of $41,287,000. Net cash provided by operating activities for the three months ended March 31, 2003 was $4,981,000 compared to net income of $2,548,000 for the same period in 2003. Sales of trading securities provided $3,267,000, partially offset by the gain on sale of mortgage assets of $3,283,000.

     Net cash provided by investing activities amounted to $55,782,000 during the year ended December 31, 2002. The majority of cash proceeds from investing activities was generated from (1) principal payments received on collateral for CMOs of $48,837,000, (2) proceeds from sale of mortgage assets of $10,197,000 and (3) principal payments received on mortgage securities of $4,446,000. These proceeds were partially offset by capital contributions to HDMF-I of $5,859,000 and purchase of mortgage securities of $4,866,000. Net cash provided by investing activities amounted to $21,742,000 during the three months ended March 31, 2003. The majority of cash proceeds from investing activities was generated from (1) principal payments received on collateral for CMOs of $8,080,000, (2) proceeds from sale of mortgage assets of $33,430,000 and (3) principal payments received on mortgage securities of $272,000. These proceeds were partially offset by purchase of mortgage securities of $20,033,000.

     Cash flows from financing activities used $79,117,000 during the year ended December 31, 2002. We made repayments on CMO borrowings of $48,526,000 and on reverse repurchase agreements of $27,055,000. We also paid dividends of $4,218,000 and purchased an additional 15,666 shares of our common stock for $132,000 during the year. These payments were partially offset by proceeds from the exercise of stock options resulting in the issuance of 185,610 shares of common stock for $814,000. Cash flows from financing activities used $18,624,000 during the three months ended March 31, 2003. We made repayments on CMO borrowings of $33,539,000 partially offset by borrowings on reverse repurchase agreements of $16,729,000. We also paid dividends of $1,799,000.

CAPITAL RESOURCES

     We regularly invest our capital in MBS through Hanover, our primary investment vehicle. Hanover's securitizations were issued with various call provisions, generally allowing for the termination of the securitization at the earlier of a certain date or when the outstanding collateral balance is less than a certain percentage of the original collateral balance. During December 2002, Hanover exercised the call provisions of its 1998-A securitization. In February 2003, Hanover sold the underlying mortgage loans and realized aggregate net proceeds of $1,365,000. As of December 31, 2002, Group 3 of Hanover's 1998-B securitization was callable. During January 2003, Hanover exercised the call provisions of its 1998-B securitization and, in March 2003, sold the underlying mortgage loans and realized aggregate net proceeds of $5,930,000. Cash available for reinvestment from these sales is approximately $6,400,000.

     We have also invested a limited amount of Hanover's capital in HT. From the inception of HT in May 1999 until March 31, 2003, Hanover advanced $8,120,000 in the form of loans, and $168,000 in the form of short-term advances, to HT. On July 1, 2002, Hanover acquired 100% of the outstanding common stock of each of HT, HCP and HCP-2; for periods ending after June 30, 2002, Hanover's financial statements will be consolidated with the financial statements of those entities. Although we have no immediate plans for a change in the ownership of HT, we continue to pursue third-party investments to address HT's future capitalized software budget and operating needs. If outside financing is not located, we will continue to be responsible for HT's capital and operating requirements, although we do not expect those needs to be substantial in 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We use certain derivative financial instruments as hedges of anticipated transactions relating to our mortgage securities.

     From time to time, we enter into forward sales of mortgage securities issued by Federal agencies to manage our exposure to market pricing changes in connection with the purchase, holding, securitization and sale of our fixed-rate mortgage loan portfolio and other mortgage securities. We generally close out the hedge position to coincide with the related sale or securitization transaction. As such hedges are considered freestanding derivatives for accounting purposes, we recognize changes in the fair value of such hedges in earnings in the period of change.

     At March 31, 2003, we had no forward commitments to sell or buy Agency-issued mortgage-backed securities.

     The primary risk associated with short-selling agency-issued securities relates to changes in interest rates. Generally, as market interest rates increase, the market value of the hedged asset (fixed-rate mortgage loans) will decrease. The net effect of increasing interest rates will generally be a favorable or gain settlement on the forward sale of the Agency-issued security; this gain should offset a corresponding decline in the value of the hedged assets. Conversely, if interest rates decrease, the market value of the hedged asset will generally increase. The net effect of decreasing interest rates will generally be an unfavorable or loss settlement on the forward sale of the Agency-issued security; this loss should be offset by a corresponding gain in value of the hedged assets. To mitigate interest rate risk, an effective matching of Agency-issued securities with the hedged assets needs to be monitored closely. Senior management monitors the changes in weighted average duration and coupons of the hedged assets and will appropriately adjust the amount, duration and coupon of future forward sales of Agency-issued securities.

     We also enter into interest rate caps to manage our interest rate exposure on certain reverse repurchase financing and floating rate CMOs. For interest rate caps designated as freestanding derivatives for accounting purposes, changes in fair value are recognized in earnings in the period of change.

     During the first quarter of 2002, we terminated hedge accounting for one of our cash flow hedges. At the termination date, the loss previously reported in other comprehensive income of $164,000 was reclassified through earnings. We then designated this interest rate cap as a freestanding derivative.

     At March 31, 2003, we had the following interest rate caps in effect (dollars in thousands):

NOTIONAL                   STRIKE
AMOUNT         INDEX          %      MATURITY DATE   ACCOUNTING DESIGNATION
---------  -------------   -------   -------------   ----------------------
$11,000    3 Month LIBOR    7.695%   October 2003    Freestanding Derivative
 20,000    1 Month LIBOR     7.75     August 2004    Freestanding Derivative
---------
$31,000
=========

     The primary risk associated with interest rate caps relates to interest rate increases. The interest rate caps provide a cost of funds hedge against interest rates that exceed the strike rate, subject to the limitation of the notional amount of financing. At March 31, 2003, the fair value of our interest rate caps was $1,000; also the maximum potential loss exposure due to unfavorable market movements.

INTEREST RATE SENSITIVITY

Interest Rate Mismatch Risk -- Reverse Repurchase Financing

     At March 31, 2003, we owned $410,000 of mortgage loans held for sale. In general, we expect that future loan purchases will be conducted by HDMF-I, and we do not currently plan to purchase additional loans for our own account. If we resume our strategy of purchasing mortgage loans for our own account, we would finance these assets during the initial period (the time period during which management analyzes the loans in detail and corrects deficiencies where possible before securitizing the loans) with reverse repurchase agreement financing or with equity. In this scenario, we would be exposed to the mismatch between the cost of funds on our reverse repurchase agreement financing and the yield on the mortgage loans. Our reverse repurchase agreement financing at March 31, 2003 was indexed to LIBOR plus a spread of 40 to 200 basis points. This financing generally is rolled and matures every 30 to 90 days. Accordingly, any increases in LIBOR will tend to reduce net interest income and any decreases in LIBOR will tend to increase net interest income.

     We also have floating-rate reverse repurchase financing for certain fixed-rate MBS. At March 31, 2003, we had a total of $19,267,000 of floating-rate reverse repurchase financing for $22,858,000 of fixed-rate MBS investments. We have attempted to hedge this exposure by using the interest rate caps described above.

Price Risk

     The market value of mortgage loans and mortgage securities will fluctuate with changes in interest rates. In the case of mortgage loans held for sale and mortgage securities available for sale or held for trading, we will be required to record changes in the market value of such assets. In the case of mortgage loans held for sale and mortgage securities held for trading, we generally attempt to hedge these changes through the short sale of mortgage securities, described above. At March 31, 2003, we did not have any significant mortgage loans held for sale. We hedge the mortgage securities held for trading with the short sale of mortgage securities described above.

Prepayment Risk

     Interest income on the mortgage loan and mortgage securities portfolio is also negatively affected by prepayments on mortgage loan pools or MBS purchased at a premium and positively impacted by prepayments on mortgage loan pools or MBS purchased at a discount. We assign an anticipated prepayment speed to each mortgage pool and MBS at the time of purchase and record the appropriate amortization of the premium or discount over the estimated life of the mortgage loan pool or MBS. To the extent the actual prepayment speeds vary significantly from the anticipated prepayment speeds for an extended period of time, we will adjust the anticipated prepayment speeds and amortization of the premium or discount accordingly. This will negatively (in the case of accelerated amortization of premiums or decelerated amortization of discounts) or positively (in the case of decelerated amortization of premiums or accelerated amortization of discounts) impact net interest income.

Securitized Mortgage Loan Assets

     With respect to the matched funding of assets and liabilities, the CMO collateral relating to the 1999-A, 1999-B and 2000-A securitizations reflect $47,699,000 of fixed-rate mortgage loans and $29,204,000 of adjustable-rate mortgage loans. The primary financing for this asset category is the CMO debt of $70,174,000 and reverse repurchase agreements of $1,461,000. The reverse repurchase agreement financing, which is indexed to LIBOR, is subject to interest rate volatility as the reverse repurchase agreement matures and is extended. The financing provided by the CMOs for the 1999-A and 2000-A securitizations lock in long-term fixed financing and thereby eliminates most interest rate risk. The financing for the 1999-B securitization is indexed to LIBOR. Accordingly, we have hedged this interest rate risk through the purchase of interest rate caps. We purchased amortizing interest rate caps with notional balances of $110,000,000 in August 1999 to hedge the 1999-B securitization. The remaining notional balance of these caps is $20,000,000 at March 31, 2003.

Mortgage Securities

     At March 31, 2003, we owned certain fixed-rate and adjustable-rate private placement mortgage securities and certain interest-only and principal-only private placement mortgage securities with an aggregate carrying value of $29,964,000. The coupon interest rates on the fixed-rate mortgage securities would not be affected by changes in interest rates. The interest-only notes remit monthly interest generated from the underlying mortgages after deducting all service fees and the coupon interest rate on the applicable notes. The interest rate on each of the interest-only notes is based on a notional amount (the principal balance of those mortgage loans with an interest rate in excess of the related note coupon interest rate). The notional amounts decline each month to reflect the related normal principal amortization, curtailments and prepayments for the related underlying mortgage loans. Accordingly, net interest income on the mortgage securities portfolio would be negatively affected by prepayments on mortgage loans underlying the mortgage securities and would further be negatively affected to the extent that higher rated coupon mortgage loans paid off more rapidly than lower rated coupon mortgage loans.

                                  OUR COMPANY

OVERVIEW

     We are a specialty finance company organized in June 1997 as a real estate investment trust, or REIT. Our principal business strategy is to invest in mortgage-backed securities and, to a lesser extent, mortgage loans and to earn net investment income on these investments. In addition, through our operating subsidiaries, HCP and HT, we generate fee income from consulting, advisory, loan trading and other services.

     We invest in subordinated mortgage-backed securities issued by third parties which are collateralized by pools of prime single-family mortgage loans. These loans are primarily jumbo mortgages, which are residential mortgages with principal balances that exceed limits imposed by Fannie Mae and Freddie Mac. In addition, we invest in mortgage-backed securities issued by Fannie Mae, and we purchase whole single-family mortgage loans for investment, securitization and resale. We also invest in sub- and non-performing single-family mortgage loans mainly through HDMF-I LLC, a limited liability company in which we participate with third party investors and from which we also earn asset management fees.

     HCP generates fee income by providing consulting and advisory services for third parties, including loan sale advisory services, loan file due diligence reviews, staffing solutions and mortgage assignment and collateral rectification services. HT generates fee income by operating an Internet exchange for trading mortgage loans, mortgage servicing rights and related assets, and providing state-of-the-art technologies supported by experienced valuation, operations and trading professionals. In addition, HT provides a full range of asset valuation, analysis and marketing services for mortgage-related assets.

     As a REIT, we are generally not subject to Federal or state income tax to the extent we distribute our net taxable income to stockholders. Hanover's taxable affiliates, however, are subject to Federal and state income tax.

OUR STRATEGY

     We seek to generate value for our stockholders by continuing to implement the following operational strategies:

     USING EXPERIENCE TO ACCURATELY PRICE PURCHASES. We believe that we are able to accurately price purchases of mortgage-backed securities, including subordinated securities, and mortgage loans because of our experience in the mortgage markets. We subject these assets to comprehensive analysis in order to properly price them, and after we purchase them, in order to monitor their value and risk characteristics. We analyze loan pool information and may obtain third-party price opinions before investing. We also model cash flows based on extensive and carefully developed default and prepayment estimates. We began purchasing subordinated mortgage-backed securities in 1999, and as of March 31, 2003 we had subordinated securities supporting mortgages with an aggregate balance of approximately $10.8 billion. Since the inception of these purchases, to March 31, 2003, we have incurred cumulative losses of approximately $137,000 on such securities.

     CAREFULLY MANAGING LEVERAGE AND INTEREST RATE RISK. We seek to manage our risks associated with leverage, such as interest rate risk, by employing, among other things, one or more of the following strategies, as we deem appropriate:

     - using non-recourse collateralized mortgage obligations and REMIC financing to replace the short-term repurchase agreements initially used to finance our acquisition of assets;

     -  using interest rate caps; and

     -  buying and selling TBA ("to be announced") mortgage-backed securities.

     APPLYING OUR MORTGAGE MARKET EXPERTISE TO GENERATE FEE INCOME. We operate complementary businesses, which generate fee income and capitalize on our industry expertise. Through HCP and HT, we provide services to third parties based on our mortgage industry knowledge. HCP generates consulting and other fee income by performing due diligence, providing advisory services, and processing documentation for participants in the mortgage loan and mortgage-backed securities markets. HT generates fee income by providing loan sale advisory services, valuation services and state-of-the-art technologies as well as by trading and brokering loan pools, mortgage servicing rights and other similar assets through an Internet-based exchange as well as through a more traditional sales force.

     PROVIDING ASSET MANAGEMENT SERVICES TO THIRD PARTIES. In 2001 we formed a limited liability company, called HDMF-I LLC, with institutional investors. HDMF-I invests in sub- and non-performing single-family mortgage loans. As of March 31, 2003, HDMF-I had capital commitments of $18,500,000, including $5,820,000 committed by us. In addition to the profit participation we earn by investing in the fund, we earn fee income by acting as the asset manager. We are currently negotiating with other institutional investors to increase the total capital commitments to HDMF-I, and we also intend to target other opportunities to manage assets for third parties under a similar structure; however, there can be no assurances that we will be successful in raising additional funds for HDMF-I or in obtaining additional asset management contracts.

     EXECUTING OUR STRATEGY THROUGH OUR STRONG MANAGEMENT TEAM. We believe that we can successfully execute these strategies because we have an experienced and knowledgeable management team, which has significant experience in mortgage investing, trading, securitization and lending. Four members of our executive management team worked together for several years at the broker-dealer affiliates of two major money center banks before founding our business. Our executive management team is lead by John A. Burchett, our Chairman, President and Chief Executive Officer, Joyce S. Mizerak, our Director, Secretary and Senior Managing Director, George J. Ostendorf, our Director and Senior Managing Director, and Irma N. Tavares, our Director and Senior Managing Director, each of whom has over twenty years of experience in mortgage trading, investment banking and related activities. Our other key managers also have significant industry expertise. A portion of the compensation of these four executives is directly tied to our performance. Our directors and executive officers as a group beneficially owned, as of April 4, 2003, approximately 27% of our outstanding common stock.

OUR BUSINESS

     We invest in subordinated mortgage-backed securities issued by third parties which are collateralized by pools of prime single-family mortgage loans. These loans are primarily jumbo mortgages, which are residential mortgages with principal balances that exceed limits imposed by Fannie Mae and Freddie Mac. We currently intend to continue this as our primary investment strategy. In addition, we currently invest in mortgage-backed securities issued by Fannie Mae. We may also purchase whole single-family mortgage loans for investment, securitization and resale.

     "Subordinated" mortgage-backed securities bear all of the credit losses on the related pool of mortgage loans. In other words, any declines in the value of the pool of loans will erode the value of our subordinated interests before any losses accrue to the value of more senior interests in the pool. As a result, these securities bear much greater risk than the more senior tranches and are generally rated below investment grade by the major statistical rating organizations, such as Moody's Investors Service, Standard & Poor's Ratings Group or Fitch Investor Service. As of March 31, 2003, approximately 12% of our assets consisted of subordinated mortgage-backed securities.


     In analyzing subordinated mortgage-backed securities for purchase, we focus primarily on subordinated interests, which we refer to as tranches, in pools of prime whole single-family mortgage loans that do not fit into large conduits sponsored by government agencies such as Fannie Mae, the Federal Home Loan Mortgage Corporation (FHLMC), or the Government National Mortgage Association (GNMA or Ginnie Mae). Typically, loans fail to qualify for these programs because the principal balance of the mortgages exceeds the maximum amount permissible in a government agency-guaranteed mortgage-backed security.


     We believe that our mortgage industry expertise gives us advantages over other mortgage market participants. Prior to acquiring any subordinated mortgage-backed securities, we use our own resources and information to analyze the credit risk characteristics of these mortgage loan pools and, we believe, to price these securities more accurately than others in the market.

     We also act as an outside management company for real estate investment vehicles. In this capacity, we provide asset-management services, including due diligence and administrative responsibilities. Currently, we manage the investments of HDMF-I, an entity that invests in sub- and non-performing single-family mortgage loans. Our primary objectives in forming HDMF-I were to earn a profit participation while also earning fee income from the related asset management contract. As of March 31, 2003, HDMF-I had capital commitments of $18,500,000, including $5,820,000 committed by us. In addition, HDMF-I retains the aggregate credit risk on $6,995,000 of mortgage loans. We are currently negotiating with institutional investors to increase the total capital commitments to HDMF-I, and we also intend to target other opportunities for us to manage assets for third parties under a similar structure; however, there can be no assurances that we will be successful in raising additional funds to manage.

Current Portfolio Composition

     At March 31, 2003, we had invested $77,313,000, or 54% of our total assets, in single-family mortgage loans classified as "held-for-sale" or pledged as collateral for collateralized mortgage obligations, and $29,964,000, or 21% of our total assets, in single-family mortgage-backed securities classified as "available-for-sale," "held-to-maturity" or "trading." The composition of mortgage loans and mortgage securities is described in detail in Notes 3 and 4 to our consolidated financial statements included in this prospectus.

     Generally, we intend to hold the mortgage loans and mortgage securities on a long-term basis, so that we will earn returns over the lives of the mortgage loans and mortgage securities rather than from sales of the investments. However, we may hold or sell mortgage securities from time to time depending on market conditions.

Securitization Activity

     In June 2000, we issued $13,222,000 of collateralized mortgage obligations at a discount of $2,013,000 for net proceeds before expenses of $11,209,000. The Hanover 2000-A collateralized mortgage obligation securities carry a fixed interest rate of 6.50%. The Hanover 2000-A securities were collateralized by $25,588,000 principal balance of the retained portions of our previous collateralized mortgage obligations, Hanover 1998-A, Hanover 1999-A and Hanover 1999-B and certain retained mortgage-backed securities from Hanover 1998-B at time of securitization.

Subordinated Mortgage-Backed Securities Purchases

     The subordinated interests that we purchase are generally structured so that they will absorb the credit losses resulting from a specified pool of mortgages. Because these tranches could potentially absorb credit losses, the securities we purchase are generally either not rated or are rated below investment grade (generally "BB", "B" or non-rated), although the pools are usually collateralized by "A" quality mortgages originated by several of the largest non-government mortgage conduits in the market. These tranches are generally purchased at a substantial discount to their principal balance. This discount provides a cushion against potential future losses and, to the extent that losses on the mortgage loans are less than the discount, the discount provides a yield enhancement. A majority of our subordinated mortgage-backed securities acquired to date have paid interest at fixed rates.

     Our senior management determines the amount to be offered for the security using a proprietary stratification and pricing system which focuses on, among other things, rate, term, location, credit scores and types of the loans. We also review information on the local economy and real estate markets (including the amount of time and procedures legally required to foreclose on real property) where the loan collateral is located.

     We purchase subordinated mortgage-backed securities primarily from "Wall Street" dealer firms, although we are also attempting to develop direct relationships with the larger issuers of subordinated mortgage-backed securities. For the foreseeable future, we believe that there will be an adequate supply of subordinated mortgage-backed securities available in the market.

     We are not dependent on any one source for subordinated mortgage-backed securities investments because there are a number of regular issuers of such securities. Management believes that the loss of any single financial institution from which we purchase subordinated mortgage-backed securities would not have any detrimental effect on us. However, we cannot assure you that increased competition will not have a negative effect on the pricing of such investments.

     By examining the mortgage pool loan data, we estimate a prepayment speed based primarily upon the gross coupons and seasoning of the subject pool. We also determine a "base case" default scenario and several alternative scenarios based on the Public Securities Association's standard default assumption. The default scenarios reflect our estimate of the most likely range of potential losses on the underlying mortgage loans, taking into consideration the credit analysis described above.

     After determination of a prepayment speed and a base case standard-default assumption, we model the pools' cash flow stream and calculate a proposed purchase price as the present value of the base case cash flow stream, discounted by the current market rate for securities with similar product type and credit characteristics. We then examine the yield of the security under various alternative standard-default assumptions and prepayment assumptions, and if necessary, adjust the proposed purchase price so that we will receive an acceptable yield under a variety of possible scenarios.

     As of March 31, 2003, we had purchased since inception approximately $121,608,000 (principal balance) of subordinated mortgage-backed securities from third parties at an aggregate purchase price of $61,343,000. As of the same date, we had sold approximately $83,570,000 (principal balance) of such securities. At March 31, 2003, we owned $36,035,000 (principal balance) of subordinated mortgage-backed securities purchased from third parties, representing a subordinated interest in $10.8 billion of single-family mortgage loan pools. The aggregate carrying value of these mortgage-backed securities at March 31, 2003 was $17,448,000.

HANOVER CAPITAL PARTNERS LTD. -- OUR DUE DILIGENCE AND CONSULTING OPERATIONS

     Through our wholly owned subsidiary HCP, we provide due diligence and consulting services for commercial banks, government agencies, mortgage banks, credit unions and insurance companies. The operations consist of loan sale advisory assignments, the underwriting of credit, analysis of loan documentation and collateral, analysis of the operations related to mortgage loans serviced by third party servicers, and the preparation of documentation to facilitate the transfer of mortgage loans. The due diligence analyses are performed on a loan-by-loan basis. Consulting services include loan sale advisory work for governmental agencies such as the Small Business Administration and the Federal Deposit Insurance Corporation as well as private sector financial institutions. HCP also performs due diligence on mortgage assets we acquire, and owns a licensed mortgage banker, Hanover Capital Mortgage Corporation, and a licensed broker-dealer, Hanover Capital Securities, Inc. Neither of these companies currently conducts any material ongoing business.

     In January 2000, HCP hired all of the former management of Document Management Network, Inc., to continue as the Assignment Division of HCP. The Assignment Division provides mortgage assignment services for many of the customers serviced by HCP. Whenever an institution purchases a mortgage loan in the secondary market, the purchaser is required to submit paperwork (called an "assignment of mortgage") to the local county or city jurisdiction in which the mortgaged property is located in order to record the new institution's interest in the mortgaged property. The Assignment Division employees prepare and process this paperwork for third party institutions.

     For the year ended December 31, 2002 and for the three months ended March 31, 2003, HCP's assignment and due diligence fees accounted for 27% and 26%, respectively, of our total consolidated

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

revenues. For the year ended December 31, 2002, three of HCP's customers in the aggregate accounted for 49% of its total revenue. For the three months ended March 31, 2003, four of HCP's customers in the aggregate accounted for 59% of its total revenue.

HANOVERTRADE, INC. -- OUR LOAN BROKERING, TRADING AND ADVISORY SERVICES

     Through our wholly owned subsidiary HT, we conduct loan brokering and trading, and loan sale advisory services. HT operates an Internet exchange for trading mortgage loans, mortgage servicing rights and related assets, provides state-of-the-art technologies supported by experienced valuation, operations and trading professionals and provides loan sale advisory services for third parties. HT was incorporated on May 28, 1999. In the third quarter of 2000, the loan brokering and trading activities of HCP were combined with the HT activities. HT officially launched its web site on October 29, 2000.

     In January 2001, HT hired all of the former employees and acquired all of the assets of Pamex Capital Partners, LLC. Prior to its acquisition, Pamex was a traditional broker of pools of mortgage loans and consumer loans. With the acquisition of Pamex, subsequent reassignments and new hires, HT currently has 11 full-time salespeople. These salespeople attempt to maintain regular contact with all of the major buyers and sellers of mortgage and consumer prime whole loans.

     HT facilitates the sale of pools of mortgage loans, consumer loans and commercial mortgage loans to institutional purchasers. HT arranges for such sales through its web site as well as through more traditional channels, including telephone contact and e-mail. To assist in the sales process of these pools, HT may prepare marketing materials and marketing analyses for sellers of pools.

     For the year ended December 31, 2002 and for the three months ended March 31, 2003, HT's loan brokering, trading and advisory services and technology, taken together, accounted for 19% and 17%, respectively, of our total consolidated revenues. In 2002, two of HT's customers individually accounted for 66% and 24% of HT's total accounts receivable, and one customer accounted for 49% of HT's total revenues. HT's contract with the Federal Deposit Insurance Corporation, which was the customer contributing 49% of HT's total revenues, ended in April 2002. Although the FDIC from time to time retains HT to perform additional advisory services related to that original contract, we cannot assure you that HT will be able to obtain additional engagements that will maintain the level of revenues generated by the FDIC contract. For the three months ended March 31, 2003, two of HT's customers individually accounted for 47% and 45% of HT's total accounts receivable, and three customers in the aggregate accounted for 72% of HT's total revenues.

FINANCING

General

     Until we can arrange for long-term financing, we initially finance purchases of mortgage related assets with equity and short-term borrowings through reverse repurchase agreements. Generally, upon repayment of each borrowing in the form of a reverse repurchase agreement, the mortgage asset used to secure the financing will immediately be pledged to secure a new reverse repurchase agreement or some form of long-term financing. At March 31, 2003, we had one committed reverse repurchase line of credit with $10 million available and six uncommitted reverse repurchase lines of credit from various financial institutions.

Reverse Repurchase Agreements

     A reverse repurchase agreement, although structured as a sale and repurchase obligation, is a financing transaction in which we pledge mortgage assets as collateral to secure a short-term loan. Generally, the other party to the agreement will loan an amount equal to a percentage of the market value of the pledged collateral, ranging from 50% to 97% depending on the credit quality, liquidity and price volatility of the collateral pledged. At the maturity of the reverse repurchase agreement, we repay the loan and reclaim our collateral. Under reverse repurchase agreements, we generally retain the incidents of

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

beneficial ownership, including the right to distributions on the collateral and the right to vote on matters as to which certificate holders vote. If we default on a payment obligation under such agreements, the lending party may liquidate the collateral.

     Some of our reverse repurchase agreements may qualify for special treatment under the United States Bankruptcy Code in the event we become bankrupt or insolvent, which permits the creditor to avoid the automatic stay provisions of the Bankruptcy Code and to foreclose on the collateral without delay. In the event of the insolvency or bankruptcy of a lender during the term of a reverse repurchase agreement, the lender may be permitted, under the Bankruptcy Code, to repudiate the contract, and our claim against the lender for damages may be treated as that of an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970 or an insured depository institution subject to the Federal Deposit Insurance Act our ability to exercise our rights to recover our mortgage assets under a reverse repurchase agreement or to be compensated for damages resulting from the lender's insolvency may be limited by those laws. The effect of these various statutes is, among other things, that a bankrupt lender, or its conservator or receiver, may be permitted to repudiate or disaffirm its reverse repurchase agreements, and our claims against the bankrupt lender may be treated as an unsecured claim. Should this occur, our claims would be subject to significant delay and, if and when paid, could be in an amount substantially less than the damages we actually suffered.

     To reduce our exposure to the credit risk of reverse repurchase agreements, we enter into such arrangements with several different parties. We monitor our exposure to the financial condition of our reverse repurchase lenders on a regular basis, including the percentage of our mortgage securities that are the subject of reverse repurchase agreements with a single lender. Notwithstanding these measures, we cannot assure you that we will be able to avoid such third party risks.

     Our reverse repurchase borrowings bear short-term (one year or less) fixed interest rates indexed to LIBOR plus a spread of 40 to 200 basis points depending on the credit of the related mortgage assets. Generally, the borrowing agreements require us to deposit additional collateral in the event the market value of existing collateral declines, which, in dramatically rising interest-rate markets, could require us to pledge additional collateral to the loan, or to sell assets to reduce the borrowings.

CAPITAL ALLOCATION GUIDELINES

     We have adopted capital allocation guidelines to strike a balance in our ratio of debt to equity. The guidelines are intended to keep our leverage balanced by:

     - matching the amount of leverage to the riskiness (return and liquidity) of each investment; and

     - monitoring the credit and prepayment performance of each investment to adjust the required capital.

This analysis takes into account our various hedging and other risk-containment programs discussed below.

     The minimum amount of equity the lender requires with a mortgage asset is generally referred to as the lender "haircut." There is some variation in haircut levels among lenders from time to time. From the lender's perspective, the haircut is a cushion to provide additional protection if the value of or cash flow from an asset pool declines. The size of the haircut depends on the liquidity and price volatility of each investment. Agency-issued securities are very liquid, with price volatility in line with the fixed income markets, which means a lender requires a smaller haircut, typically 3%. To the contrary, securities rated below "AAA" and securities not registered with the SEC are substantially less liquid, and have more price volatility than agency-issued securities, which results in a lender requiring a larger haircut (5% to 50% depending on the rating). Particular securities that are performing below expectations would also typically require a larger haircut. The haircut for residential whole loan pools will generally range between 3% and 5% depending on the documentation and delinquency characteristics of the pool. Certain whole loan pools may have haircuts which may be negotiated with lenders in excess of 5% due to other attributes of the pool, including delinquencies, aging, and liens.

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

Mark to Market Accounting

     Each quarter, for financial management and accounting purposes, we undertake a valuation activity known as "mark to market." This process consists of (1) valuing our investments acquired in the secondary market, and (2) valuing our non-security investments, such as retained interests in securitizations. To value our investments acquired in the secondary market, we obtain benchmark market quotes from traders who make markets in securities similar in nature to our investments. We then adjust for the difference in pricing between securities and whole loan pools. We calculate the market values for our retained interests in securitizations using market assumptions for losses, prepayments and discount rates.

     We subtract the face amount of the financing used for the securities and retained interests from the current market value of the mortgage assets to obtain the current market value of our equity positions. We then compare this value to the required capital as determined by our capital allocation guidelines. If our actual equity falls below the capital required by our guidelines, we must prepare a plan to bring the actual capital above the level required.

     Periodically, management presents to the Board of Directors the results of the capital allocation guidelines compared to actual equity. Management may propose changing the capital required for a class of investments or for an individual investment based on its prepayment and credit performance relative to the market and our ability to predict or hedge the risk of the investments.

     As a result of these procedures, the leverage of the balance sheet will change with the performance of our investments. Good credit or prepayment performance may release equity for purchase of additional investments. Poor credit or prepayment performance may cause additional equity to be allocated to existing investments, forcing a reduction in investments on the balance sheet. In either case, the periodic performance evaluation, along with the corresponding leverage adjustments, is intended to help to maintain the maximum acceptable leverage while protecting our capital base. However, our capital allocation guidelines may not successfully achieve these goals.

RISK MANAGEMENT

     We believe that our portfolio income is subject to three primary risks: credit risk, interest rate risk and prepayment risk. Although we believe we have developed a cost-effective asset/liability management program to provide a level of protection against credit, interest rate and prepayment risks, no strategy can completely insulate us from the effects of credit risk, interest rate changes, prepayments and defaults by counterparties. Further, certain of the Federal income tax requirements that we must satisfy to qualify as a REIT may limit our ability to fully hedge our risks.

Credit Risk Management

     We attempt to reduce credit risk by:

     - reviewing each mortgage-backed security or mortgage loan prior to purchase to ensure that it meets our guidelines;

     - employing early intervention, aggressive collection and loss mitigation techniques;

     -  maintaining appropriate capital and reserve levels; and

     - obtaining representations and warranties, to the extent possible, from originators.

Although we do not set specific geographic diversification requirements, we monitor the geographic dispersion of the mortgage loans and make decisions on a portfolio-by-portfolio basis about adding to specific concentrations. By diversifying our portfolio across geographic regions, we seek to mitigate the negative effects on our portfolio of adverse economic conditions in particular regions.

     In the past, we invested directly in mortgage loans on our own behalf. We generally purchased prime single-family mortgage loans in bulk pools of $2 million to $100 million. The credit underwriting process
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

varied depending on the pool characteristics, including seasoning, loan-to-value ratios and payment histories. For a new pool of single-family mortgage loans a full due diligence review was undertaken, including a review of the documentation, appraisal reports and credit underwriting. Where required, an updated property valuation was obtained. The bulk of the work was performed by employees in the due diligence operations of HCP. Depending on market conditions, we might decide to undertake this business activity again in the future.

Prepayment Risk Management

     Our senior management monitors prepayment risk through periodic reviews of the impact of a variety of prepayment scenarios on our revenues, net earnings, dividends, cash flow and net balance sheet market value.

Interest Rate Risk Management

     We generally attempt to hedge interest rate risks associated with all of our investments, other than assets held as collateral for collateralized mortgage obligations. Our primary method of addressing interest rate risk on our mortgage loans is by securitizing mortgage loans with collateralized mortgage obligations or through real estate mortgage investment conduits, or "REMICs", both of which are designed to provide long-term financing while maintaining a consistent spread in a variety of interest-rate environments. As a result, we believe that our primary interest rate risk relates to mortgage-backed securities and mortgage loans that we finance with reverse repurchase agreements.

     A variety of hedging instruments may be used, depending on the asset or liability to be hedged and the relative price of the various hedging instruments. Possible hedging instruments include forward sales of mortgage securities, interest rate futures or options, interest rate swaps, and caps and floor agreements. Mortgage loans held as collateral for our collateralized mortgage obligations are generally financed in a manner intended to maintain a consistent spread in a variety of interest rate environments and therefore are not hedged.

     In particular, we may purchase interest rate caps, interest rate swaps and similar instruments to attempt to mitigate the risk of the cost of our variable rate liabilities increasing at a faster rate than the earnings on our mortgage assets during a period of rising interest rates. Subject to compliance with Federal tax laws limiting the operations of a REIT, we generally hedge as much of the interest rate risk as management determines is reasonable, given the cost of such hedging transactions and other factors.

     As discussed above, we may use a variety of instruments in our hedging program. Two examples of strategies we currently use are interest rate caps and short sales of so-called "TBA" securities (which stands for "to be announced"). In a typical interest rate cap agreement, the cap purchaser makes an initial lump sum cash payment to the cap seller in exchange for the seller's promise to make cash payments to the purchaser on fixed dates during the contract term if prevailing interest rates exceed the rate specified in the contract. We enter into interest rate hedge mechanisms (interest rate caps) to manage our interest rate exposure on certain reverse repurchase financing. "TBA" securities are commitments to deliver mortgage securities which have not yet been created. When we sell a TBA security short, we ordinarily cover the short sale within a month by agreeing to buy a similar TBA security. We then sell another TBA security and cover that sale in the following month and so on. The changes in market prices from such short sales are intended to offset changes in interest rates that could offset either the market price or the net interest margin earned on our mortgage securities. We may also use, but as yet have not used, mortgage derivative securities. Mortgage derivative securities can be used as effective hedging instruments in certain situations as the value and yields of some of these instruments tend to increase as interest rates rise and to decrease as interest rates decline. We will limit our purchases of mortgage derivative securities to investments that meet REIT requirements. To a lesser extent, we may also enter into, but have not entered into, interest rate swap agreements, financial futures contracts and options on financial futures contracts, and forward contracts. However, we will not invest in these instruments unless we can do so without falling under the registration requirements of the Commodity Exchange Act or otherwise violating

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

the provisions of that Act. The REIT rules may restrict our ability to purchase certain instruments and employ other strategies. In all its hedging transactions, we deal only with counterparties that we believe are sound credit risks.

Costs and Limitations

     We believe that we have implemented a cost-effective hedging policy to provide an adequate level of protection against interest rate risks. However, maintaining an effective hedging strategy is complex, and no hedging strategy can completely insulate us from interest rate risks. Moreover, as noted above, certain REIT rules may limit our ability to fully hedge our interest rate risks. We monitor carefully, and may have to limit, hedging strategies to assure that we do not violate REIT rules, which could result in disqualification and/or payment of penalties.

     In addition, hedging involves transaction and other costs, which can increase dramatically as the period covered by the hedge increases and also can increase in periods of rising and fluctuating interest rates. Therefore, we may be prevented from effectively hedging interest rate risks without significantly reducing our return on equity.

LEGAL PROCEEDINGS

     From time to time, we are involved in litigation incidental to the conduct of our business. We are not currently a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on our business, financial condition or results of operations.

COMPETITION

     We compete with a variety of institutional investors for the acquisition of mortgage-related assets that we deem attractive. These investors include other REITs, investment banking firms, savings and loan associations, insurance companies, mutual funds, pension funds, banks and other financial institutions that invest in mortgage-related assets and other investment assets. Many of these investors have greater financial resources and access to lower costs of capital than we do. While there is generally a broad supply of liquid mortgage securities for companies like us to purchase, we cannot assure you that we will always be successful in acquiring mortgage-related assets that we deem most suitable for us, because of the number of other investors competing for the purchase of these securities.

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

                                   MANAGEMENT

     The following table sets forth certain information with respect to our executive officers and directors as of July 14, 2003. Unless otherwise noted, the named officers hold the same position with HCP and HT.

NAME                                           AGE                       POSITION
----                                           ---                       --------
John A. Burchett.............................  60    Chief Executive Officer and President of Hanover
                                                     and Chairman of the Board
Irma N. Tavares..............................  48    Senior Managing Director and Director of
                                                     Hanover, Senior Managing Director of HCP and
                                                     President of HT
Joyce S. Mizerak.............................  47    Senior Managing Director, Secretary and Director
                                                     of Hanover, President of HCP and Executive Vice
                                                     President of HT
George J. Ostendorf..........................  58    Senior Managing Director and Director of
                                                     Hanover, Senior Managing Director of HCP and
                                                     Executive Vice President of HT
James F. Stone...............................  63    Independent Director
John A. Clymer...............................  55    Independent Director
John N. Rees.................................  69    Independent Director
Joseph J. Freeman............................  71    Independent Director
Saiyid T. Naqvi..............................  53    Independent Director
James C. Strickler, Jr.......................  46    Managing Director of Hanover
Thomas P. Kaplan.............................  38    Managing Director of Hanover
John F. Lanahan..............................  41    Assistant Secretary, Senior Vice President and
                                                     General Counsel
J. Holly Loux................................  34    Chief Financial Officer and Treasurer

     John A. Burchett has been the Chairman of our Board and our President and Chief Executive Officer since our inception in June 1997. Mr. Burchett has also been the Chairman of the Board and Chief Executive Officer of HCP since its formation in 1989 and of Hanover Capital Mortgage Corporation, a subsidiary of HCP, since its inception in 1992. Mr. Burchett has also been the Chairman of the Board and Chief Executive Officer of HT since its formation in 1999. Prior to founding Hanover, Mr. Burchett held executive positions in the national mortgage finance operations of two global financial institutions, Citicorp Investment Bank from 1980 to 1987 and Bankers Trust Company from 1987 to 1989.

     Irma N. Tavares has been a Director since our inception in June 1997. Ms. Tavares has been one of our Senior Managing Directors since 2000 and has been a Senior Managing Director and a Director of HCP since its formation in 1989. Ms. Tavares has served as a Director and President of HT since its formation in 1999. Before joining us, Ms. Tavares held mortgage-related trading positions at both Citicorp Investment Bank from 1983 to 1987 and Bankers Trust Company from 1987 to 1989.

     Joyce S. Mizerak has been a Director and our Secretary since our inception in June 1997. Ms. Mizerak has been one of our Senior Managing Directors since 2000, a Director of HCP since its formation in 1989 and President of HCP since 2000. Ms. Mizerak has also been a Director and Executive Vice President of HT since its formation in 1999. Before joining us, Ms. Mizerak had responsibility at Bankers Trust Company from 1988 to 1989 for mortgage transaction contracts. Before joining Bankers Trust Company, Ms. Mizerak held a variety of positions at Citicorp Investment Bank from 1984 to 1988 including the trading of whole mortgage loans for Citicorp's Citimae residential mortgage conduit.

     George J. Ostendorf has been a Director since our inception in June 1997. Mr. Ostendorf is also one of our Senior Managing Directors and has been a Director and Senior Managing Director of HCP since its formation in 1989. Mr. Ostendorf has also been a Director and Executive Vice President of HT since its formation in 1999. Before joining us, Mr. Ostendorf was responsible for the origination and distribution of mortgage securities by Chicago-based sales forces that he managed for Citicorp Investment Bank from 1983 to 1987 and for Bankers Trust Company from 1987 to 1989.

     John A. Clymer has been a Director since the consummation of our initial public offering in September 1997. Since September 1994, Mr. Clymer has been a Managing Director, the Chief Investment Officer and Managing Director of Resource Trust Co., which was acquired by U.S. Trust in 2001. Mr. Clymer has been a Director of WTC Industries, Inc. since 1994.

     John N. Rees has been a Director since the consummation of our initial public offering in September 1997. Since 1986, Mr. Rees has been President of Pilot Management, a privately held investor/consultant firm. Mr. Rees has been on the Board of Directors of Aerodyne Research since 2000.

     Joseph J. Freeman has been a Director since October 1997. Since 1986, Mr. Freeman has been the President of LRF, a privately held venture capital firm. Mr. Freeman has been on the Board of Directors of LRF Investments, Inc. since 1985 and Newton Senior Living since 2000.

     Saiyid T. Naqvi has been a Director since March 1998. Since November 2002, he has been Chairman and Chief Executive Office of Setara Corporation. He also was President and Chief Executive Officer of PNC Mortgage Corp. (formerly Sears Mortgage Corporation) from 1985 until January 2001.

     James F. Stone has been a Director since March 2000. Mr. Stone has been a partner of SeaView Capital LLC, an investments firm, since March 2000. From 1996 to 2000, he was a partner of Riparian Partners, an investments firm. Mr. Stone is a member of the Boards of Fiber Composites LLC, Truarc LLC and the South County Hospital in Rhode Island.

     James C. Strickler, Jr. has been with Hanover since its inception in June 1997 and is a Managing Director of Hanover. Mr. Strickler has also been a Managing Director of HCP since 1995. Before joining HCP, Mr. Strickler held the position of trader of whole loans, asset-backed securities and non-agency mortgage-backed securities with Lehman Brothers Inc. from 1992 to 1995 and with Chemical Bank from 1988 to 1992.

     Thomas P. Kaplan was our Chief Financial Officer and Treasurer from June 1999 to January 2002 and has been a Managing Director since June 1999. Before joining us, Mr. Kaplan was the executive vice president in charge of the capital markets division of Franchise Mortgage Acceptance Company from 1997 to 1999 and a senior vice president in the asset-backed securities group at Greenwich Capital Markets from 1995 to 1997.

     John F. Lanahan has served as our Assistant Secretary since 1999 and serves as our Senior Vice President and General Counsel. Mr. Lanahan has also been the Senior Vice President and General Counsel of HCP and HT since 1999. Before joining us, Mr. Lanahan worked with the law firm of Hack, Piro, O'Day, Merklinger, Wallace & McKenna, P.A. from 1991 to 1999.

     J. Holly Loux was named our Chief Financial Officer and Treasurer in January 2002. She is primarily responsible for our Accounting and Finance Group, which manages our finance, accounting and control functions. Ms. Loux, a certified public accountant, spent 11 years with the public accounting firm of Deloitte & Touche LLP in the assurance and advisory function of the financial services industry group.

THE BOARD OF DIRECTORS AND COMMITTEES

     The Board of Directors has an Audit Committee, a Nominating and Governance Committee and a Compensation Committee.

     The Audit Committee is comprised of three independent directors, John N. Rees, John A. Clymer and James F. Stone. Each member meets the requirements for independence and financial literacy of the American Stock Exchange. Our Audit Committee is responsible for overseeing our financial reporting process.

     Our Nominating and Governance Committee is comprised of three independent directors, James F. Stone, Joseph J. Freeman and Saiyid T. Naqvi. The Nominating and Governance Committee recommends to the Board persons to be nominated as directors or to fill vacancies on the Board. The Nominating and Governance Committee will consider nominees recommended by our stockholders.

     The Compensation Committee is comprised of three independent directors, John A. Clymer, Joseph J. Freeman and Saiyid T. Naqvi. The Compensation Committee oversees and approves executive compensation policies and plans, including incentive and stock-based plans, which seek to enhance our profitability and value. Our Compensation Committee oversees these policies on behalf of the Board of Directors.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the ownership of our common stock, as of April 4, 2003, by: (1) each person who, to our knowledge, beneficially owns more than 5% of our common stock; (2) the chief executive officer and each of our four most highly compensated executive officers; (3) each of our directors; and (4) all of our directors and executive officers as a group. Unless otherwise indicated in the table's footnotes, the beneficial owners have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned.

                                                              AMOUNT AND NATURE OF   PERCENT
NAME OF BENEFICIAL OWNER                                      BENEFICIAL OWNERSHIP   OF CLASS
------------------------                                      --------------------   --------
Wallace R. Weitz & Company..................................          751,000(1)      16.67%
John A. Burchett............................................          568,046(2)      12.32
Joyce S. Mizerak............................................          213,187(3)       4.66
Irma N. Tavares.............................................          200,397(4)       4.36
George J. Ostendorf.........................................          194,899(5)       4.27
Thomas P. Kaplan............................................           68,965(6)       1.52
John N. Rees................................................           30,000(7)          *
Joseph J. Freeman...........................................           21,220(8)          *
Saiyid T. Naqvi.............................................           11,000(9)          *
James F. Stone..............................................           11,000(10)         *
John A. Clymer..............................................            9,100(11)         *
All executive officers and directors as a group (12
  persons)..................................................        1,328,814(12)     27.12

---------------

  *  Less than 1%.

 (1) According to a Schedule 13G filed with the SEC on January 16, 2003.

 (2) Includes 105,867 shares issuable upon the exercise of options that are exercisable within 60 days.

 (3) Includes 70,507 shares issuable upon the exercise of options that are exercisable within 60 days.

 (4) Includes 93,839 shares issuable upon the exercise of options that are exercisable within 60 days.

 (5) Includes 58,839 shares issuable upon the exercise of options that are exercisable within 60 days.

 (6) Includes 23,146 shares issuable upon the exercise of options that are exercisable within 60 days.

 (7) Includes 10,000 shares issuable upon the exercise of options that are exercisable within 60 days.

 (8) Includes 10,000 shares issuable upon the exercise of options that are exercisable within 60 days.

 (9) Includes 8,000 shares issuable upon the exercise of options that are exercisable within 60 days.

(10) Includes 6,000 shares issuable upon the exercise of options that are exercisable within 60 days.

(11) Includes 8,000 shares issuable upon the exercise of options that are exercisable within 60 days.

(12) Includes an aggregate of 395,198 shares issuable upon the exercise of options that are exercisable within 60 days.

     On June 10, 2002, our Board of Directors approved revisions to the employment agreements and the compensation arrangements applicable to Mr. Burchett, Ms. Mizerak, Mr. Ostendorf and Ms. Tavares. The revisions changed the vesting provisions of options granted to these executives under our 1997 Executive and Non-Employee Director Stock Option Plan and the level our stock price must reach in order for them to earn additional shares of our common stock and for indebtedness incurred to us in connection with our 1997 initial public offering to be forgiven. The revisions also changed the renewal provisions of these executives' employment agreements.

     On July 1, 2002, we modified the performance periods and target amounts applicable to earnout shares, loans and options. As a result, up to 216,667 shares of our common stock could be issued, options exercisable for up to 80,160 shares of our common stock could vest and up to $1,750,000 in loans by us could be forgiven on annual measuring dates ending on July 1, 2007, if we meet certain performance targets. As of July 1, 2003, we met our performance targets for the first year, and, accordingly, $583,333 in loans were forgiven, options exercisable for up to 26,720 shares vested and 72,222 shares of our common stock will be issued.

                       DESCRIPTION OF OUR CAPITAL STOCK;
        SELECTED PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BY-LAWS

     The description of our capital stock set forth below does not purport to be complete and is qualified in its entirety by reference to our amended charter, a copy of which is attached as an exhibit to the registration statement of which this prospectus is a part, by our by-laws, and by the relevant provisions of the Maryland General Corporation Law.

     Our authorized capital stock consists of:

     - 90 million shares of common stock, par value $0.01 per share, 7,505,126 shares of which will be outstanding upon completion of this offering if the underwriters do not exercise their over-allotment option; and

     - 10 million shares of preferred stock, par value $0.01 per share, none of which will be outstanding upon completion of this offering.

     As permitted by Maryland law, our charter permits our Board of Directors, without stockholder approval, to classify and reclassify any unissued shares of our capital stock by setting or changing the rights, preferences or restrictions relating to dividends, voting power, conversion features, redemption, liquidation preferences and other rights and limitations.

COMMON STOCK

     Each share of our common stock entitles its holder to one vote on all matters to be voted on by common stockholders. Holders of our common stock are not entitled to cumulate their votes in the election of directors. Holders of our common stock are entitled to share ratably as a single class in any dividends declared by our Board of Directors, subject to the rights of any preferred stock we may issue in the future. In the event we liquidate, dissolve or wind-up, our common stockholders will share ratably in assets remaining after the payment of all of our liabilities and all liquidation and other preference amounts to any preferred stockholders or senior stockholders. There are currently no conversion rights, redemption provisions or sinking-fund provisions relating to the shares of common stock. No holder of our stock has any preemptive right to purchase any of our common stock or other securities of the Corporation. All shares of our common stock issued in connection with this prospectus will be duly authorized, fully paid and nonassessable.

PREFERRED STOCK

     We may issue preferred stock from time to time in one or more classes or series. For each class or series of preferred stock that we issue, our Board of Directors may establish rights, preferences or restrictions relating to dividends, voting power, conversion features, redemption, liquidation preferences and other rights and limitations.

     Without seeking stockholder approval, our Board of Directors may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock, and that could have anti-takeover effects.

OWNERSHIP RESTRICTIONS

     Two of the requirements for qualification for the tax benefits accorded by the REIT provisions of the Code are that:

     - during the last half of each taxable year not more than 50% in value of our outstanding shares may be owned directly or indirectly by five or fewer individuals (including entities treated as individuals for these purposes), and

     - there must be at least 100 stockholders on 335 days of each taxable year of 12 months (or during a proportionate part of a shorter taxable year).

In order for us to meet these requirements at all times, our charter prohibits any person or group of persons from acquiring or holding, directly or indirectly, shares of capital stock in excess of 7.5% of the value of the aggregate of the outstanding shares of capital stock, except that John A. Burchett, our Chairman, President and Chief Executive Officer, is permitted to hold up to 20%. For this purpose, the term "ownership" includes both beneficial ownership and constructive ownership. Beneficial ownership is defined in our charter to include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. Constructive ownership is defined in our charter to include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. Under these rules, an individual who directly holds less than 7.5% of the shares outstanding (or 20% in the case of Mr. Burchett) may nevertheless be in violation of the ownership limitations set forth in our charter through indirect or attributed ownership. Subject to certain limitations, our Board of Directors may change the ownership limitations or waive the limitations for certain investors.

     In addition to the ownership limitations described above, our charter also prohibits:

     - any person from beneficially or constructively owning shares of capital stock that would result in our being "closely held" under Section 856(h) of the Code or otherwise causing us to fail to qualify as a REIT, and

     - any person from transferring shares of capital stock if such transfer would result in shares of capital stock being owned by fewer than 100 persons.

     If any transfer of shares of capital stock would result in any person beneficially or constructively owning capital stock in violation of our transfer or ownership limitations, then the number of shares of capital stock causing the violation (rounded to the nearest whole share) shall be automatically transferred to a trustee of a trust for the exclusive benefit of one or more charitable beneficiaries. The intended transferee shall not acquire any rights in such shares. The intended transferee shall not benefit economically from ownership of any shares held in the trust, shall have no rights to dividends, and shall not possess any rights to vote or other rights attributable to the shares held in the trust. The trustee shall have all voting rights and rights to dividends or other distributions with respect to shares held in the trust, which rights shall be exercised for the exclusive benefit of a charitable beneficiary. Any dividend or other distribution paid to the intended transferee prior to our discovery that shares of capital stock have been transferred to the trustee shall be paid with respect to such shares to the trustee by the intended transferee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the trustee.

     Within 20 days of receiving notice from us that shares of capital stock have been transferred to the trust, the trustee shall sell the shares held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations set forth in our charter. Upon such sale, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows. The intended transferee shall receive the lesser of:

     - the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event causing the shares to be held in the trust, the market price (as defined below) of the shares on the day of the event causing the shares to be held in the trust, and

     - the price per share received by the trustee from the sale or other disposition of the shares held in the trust.

Any net sales proceeds in excess of the amount payable to the intended transferee shall be immediately paid to the charitable beneficiary.

     For this purpose, market price means the last sale price for such shares on the relevant date. In case no such sale takes place on such day, the market price shall be the average of the closing bid and asked prices on the American Stock Exchange. In the event that no trading price is available for such shares, the fair market value of the shares shall be as determined in good faith by our Board of Directors.

     Every beneficial or constructive owner of 5% or more (or such lower percentage as required by the Code or its accompanying regulations) of all classes or series of our capital stock, within 30 days after the first day of each taxable year, is required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock beneficially or constructively owned and a description of the manner in which such shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the ownership limitations.

CLASSIFIED BOARD OF DIRECTORS

     Our charter provides for our Board of Directors to be divided into three classes, each of which consists, as nearly as possible, of one-third of the total number of directors. At each annual meeting of stockholders, successors to the directors whose terms expire at that annual meeting are elected for a three-year term. As a result, approximately one-third of the members of our Board of Directors are elected each year, and our directors serve staggered three-year terms.

     This provision could prevent a stockholder (or group of stockholders) having majority voting power from obtaining control of our Board of Directors until the second annual stockholders' meeting after the time that the stockholder (or group of stockholders) obtains majority voting power. Therefore, this provision may discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

REMOVAL OF DIRECTORS

     Our charter provides that a director may be removed at any time but only for cause upon the affirmative vote of the holders of at least a majority of the combined voting power of all classes of shares of capital stock entitled to vote in the election of directors.

SPECIAL MEETINGS

     Our by-laws provide that special meetings of our stockholders may only be called by a majority of our directors, the chairperson of our Board of Directors, our President, or holders of a majority of the votes entitled to be cast at the meeting. These provisions may make it more difficult for stockholders to take an action that our Board of Directors opposes.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND BOARD NOMINATIONS

     Our charter and by-laws establish advance notice procedures with regard to all stockholder proposals to be presented at annual meetings or special meetings, including proposals for the nomination of candidates for election as directors. These notice procedures impose timing and form requirements with which stockholders must comply in order for prospective proposals to be eligible for consideration. Our Board of Directors then considers whether the matter is one that is appropriate for consideration by our stockholders under Maryland corporate law and the SEC's rules. These notice provisions may preclude or deter some stockholders from bringing matters before a stockholders' meeting or from making nominations for directors.

AMENDMENT OF CHARTER AND BY-LAW PROVISIONS

     Our charter provides that the affirmative vote of the holders of at least two-thirds of the aggregate votes entitled to be cast thereon is required to amend, modify or repeal any provision of our charter relating to:

     -  our classified Board of Directors;

     -  the limitation of liability of our officers and directors;

     -  the election and removal of our directors;

     -  the powers delegated exclusively to the Board of Directors;

     -  the indemnification of our officers, directors, employees and agents;

     - provisions regarding voting and approval requirements, including those relating to amendments to our charter;

     - provisions restricting the beneficial and constructive ownership of our common stock;

     - provisions that would cause us to fail to qualify as a REIT under the Code;

     - the rights, voting powers, restrictions and other terms of our common stock; and

     - the procedures by which stockholder proposals may be considered at any meeting.

With respect to all other amendments, our charter may be amended by the affirmative vote of the holders of at least the majority of the aggregate votes entitled to be cast thereon.

     Our by-laws can be repealed, altered or amended by holders of a majority of the outstanding shares entitled to vote in the election of directors or by two-thirds of the Board of Directors.

STOCKHOLDER RIGHTS PLAN

     We have adopted a stockholder rights plan to enable our stockholders to, among other things, receive fair and equal treatment in the event of any proposed acquisition of our company. Our stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of our company and, therefore, could adversely affect our stockholders' ability to realize a premium over the then-prevailing market price for our common stock in connection with a change in control transaction. A fuller description of our stockholder rights plan can be found in our Current Report on Form 8-K filed with the SEC on April 24, 2000, which includes the stockholder rights plan as an exhibit, and in the two amendments to the stockholder rights plan, which are attached as exhibits to our Current Report on Form 8-K filed with the SEC on July 16, 2002.

     In connection with the adoption of the stockholder rights plan, our Board of Directors declared a dividend distribution of one preferred share purchase right for each outstanding share of our common stock to stockholders of record on April 28, 2000. Each preferred share purchase right entitles the registered holder of this right to purchase from us one one-hundredth of a share of Participating Preferred Stock, par value $0.01 per share, at a cash exercise price of $17.00, subject to adjustment.

     The preferred share purchase rights are currently not exercisable and are attached to and trade with all shares of our common stock outstanding as of, and issued subsequent to, the April 28, 2000 record date. The preferred share purchase rights will separate from our common stock and will become exercisable upon the earlier of:

     - ten business days following a public announcement that a person or group of affiliated or associated persons, referred to as an "acquiring person," has acquired, or obtained the right to acquire, beneficial ownership of 10% or more (or, in the case of John Burchett, 20%, and in the case of Wallace Weitz, 17%) of the outstanding shares of our common stock, other than as a result of our repurchases of stock or inadvertent actions by institutional or other stockholders; or

     - ten business days, or a later date as our Board of Directors shall determine, following the commencement of a tender offer or exchange offer that would result in a person or group becoming an "acquiring person," as described above.

     The holder of each preferred share purchase right (except those held by an acquiring person) will have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right.

     The preferred share purchase rights will expire on April 28, 2010, unless the expiration date is extended or we redeem or exchange the rights before this date.

BUSINESS COMBINATIONS UNDER MARYLAND LAW

     Maryland law prohibits specified "business combinations" between a Maryland corporation and an "interested stockholder." These business combinations include a merger, consolidation, share exchange, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is:

     - anyone who beneficially owns 10% or more of the voting power of our shares; or

     - an affiliate or associate of ours who was an interested stockholder or an affiliate or an associate of the interested stockholder at any time within the two-year period prior to the date in question.

     Business combinations with an interested stockholder are prohibited for five years after the most recent date on which the stockholder became an interested stockholder. Thereafter, any business combinations with the interested stockholder must be recommended by our Board of Directors and approved by the vote of:

     - at least 80% of the votes entitled to be cast by all holders of voting shares; and

     - at least two-thirds of the votes entitled to be cast by all holders of our voting shares other than voting shares held by the interested stockholder or an affiliate or associate of the interested stockholder.

     However, these special voting requirements do not apply if our stockholders receive a minimum price for their shares, as specified in the statute, and the consideration is received in cash or in the same form previously paid by the interested stockholder for its shares.

     This business combination statute does not apply to business combinations that are approved or exempted by our Board of Directors prior to the time that the party becomes an interested stockholder. The statute also does not apply to stockholders that acquired 10% or more of our voting shares in a transaction approved by our Board of Directors. A Maryland corporation may adopt an amendment to its charter electing not to be subject to these special voting requirements. Any amendment would have to be approved by at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders. Our charter and by-laws contain no provision exempting us from this business combination statute.

     The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating such offers, even if the acquisition would be in our stockholders' best interests.

CONTROL SHARE ACQUISITIONS UNDER MARYLAND LAW

     Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by the corporation's officers or directors who are also employees. Control shares are shares of outstanding voting stock which, if aggregated with all other shares of stock previously acquired, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

     -  10% or more but less than 33 1/3%;

     -  33 1/3% or more but less than a majority; or

     -  a majority of all voting power.

     Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" generally means the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

     A person who has made or proposes to make a "control share acquisition," under specified conditions, including an undertaking to pay expenses, may require the Board of Directors to call a special stockholders' meeting to consider the voting rights of the shares. The meeting must be held within 50 days of the demand. If no request for a meeting is made, the corporation may present the question at any stockholders' meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, the corporation generally may redeem any or all of the control shares, except those for which voting rights have previously been approved. This redemption of shares must be for fair value, determined without regard to voting rights as of the date of the last control share acquisition or of any stockholders' meeting at which the voting rights of the shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise their statutory appraisal rights. The fair value of the stock determined for purposes of appraisal rights may not be less than the highest price per share paid in the control share acquisition. The limitations and restrictions otherwise applicable to the exercise of appraisal rights do not apply in the context of a "control share acquisition."

     The control share acquisition statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions previously approved or exempted by a provision in the corporation's charter or by-laws.

     Our by-laws currently contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our capital stock. However, our Board of Directors may decide to amend or eliminate this provision at any time in the future.

TRANSFER AGENT AND REGISTRAR

     EquiServe Trust Company, N.A. is our transfer agent and registrar.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes particular U.S. federal income tax considerations regarding our qualification and taxation as a REIT and particular U.S. federal income tax consequences resulting from the acquisition, ownership and disposition of our common stock. The following discussion is not exhaustive of all possible tax considerations. This summary neither gives a detailed discussion of any state, local or foreign tax considerations nor discusses all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or to particular types of stockholders subject to special treatment under the U.S. federal income tax laws, including, without limitation, insurance companies, financial institutions or broker-dealers, those holding common stock as part of a conversion transaction, a hedge or hedging transaction or as a position in a straddle for tax purposes, and, except as discussed below under "Taxation of Tax-Exempt Stockholders," tax-exempt entities, or under "Taxation of Non-United States Stockholders," foreign corporations or partnerships, and persons who are not citizens or residents of the United States. This discussion assumes that you will hold our common stock as a "capital asset," generally property held for investment, as defined in the Code.

     The information in this section is based on the Code, current, temporary and proposed regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the IRS and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the IRS upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the taxpayers who requested and received such rulings. In each case, these sources are relied upon as of the date of this prospectus. No assurance can be given that future legislation, regulations, administrative interpretations and practices and court decisions will not significantly change current law, or adversely affect existing interpretations of existing law, on which the information in this section is based. Even if there is no change in applicable law, no assurance can be provided that the statements made in the following discussion will not be challenged by the IRS or will be sustained by a court if so challenged.

     YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSIDERATIONS OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND THE POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL

     We have made an election to be taxed as a REIT under the Code commencing with our taxable year ended December 31, 1997. We believe that we were organized and have operated in a manner so as to qualify as a REIT under the Code and we intend to continue to operate in such a manner. Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, the various requirements under the Code and, as described in this prospectus, with regard to, among other things, the source of our gross income, the composition of our assets, our distribution levels and our diversity of stock ownership. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given that we have qualified or will remain qualified as a REIT.


     In the opinion of Piper Rudnick LLP, commencing with our taxable year ended December 31, 1997, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to qualify as a REIT for our taxable year ending December 31, 2003 and in the future. Investors should be aware that Piper Rudnick LLP's opinion is based upon certain assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets, the sources of our income and our compliance with the requirements to qualify as a REIT under the Code with respect to taxable years ending prior to and after the date hereof. In this regard, with our consent, Piper Rudnick LLP has not independently verified the accuracy of such representations and assumptions.

Moreover, the Company has entered into a closing agreement with the IRS, which relates to the Company's compliance with certain REIT qualification requirements during its taxable years ending December 31, 2001 and December 31, 2002. Piper Rudnick LLP has specifically assumed that we complied with the REIT qualification requirements addressed in the closing agreement during all applicable periods for such taxable years. The opinion of Piper Rudnick LLP is not binding upon the IRS or any court. In addition, Piper Rudnick LLP's opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws.


     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations and administrative and judicial interpretations of Code provisions and regulations. Except as noted below, we have not requested a ruling from the IRS with respect to any issues relating to our qualification as a REIT. Therefore, we can provide no assurance that the IRS will not challenge our REIT status.

     So long as we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that ordinarily results from investment in a corporation (taxation once at the corporate level when income is earned and once again at the stockholder level when the income remaining after corporate tax is distributed). We will be required to pay federal income tax, however, as follows:

     - First, we will be required to pay tax at regular corporate rates on any undistributed "real estate investment trust taxable income," including undistributed net capital gains. We may elect to retain and pay income tax on our net capital gain. Net capital gain is the excess of net long-term capital gain over net short-term capital loss for the taxable year.

     - Second, we may be required to pay the "alternative minimum tax" as a consequence of our items of tax preference.

     - Third, if we have (1) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business, or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

     - Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction.

     - Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a tax equal to:

        - the greater of (1) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test described below, and (2) the amount by which 90% of our gross income exceeds the amount qualifying under the 95% gross income test described below, multiplied by

        -  a fraction intended to reflect our profitability.

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     -  Sixth, we will be required to pay a 4% excise tax on the amount by which our annual distributions to stockholders is less than the sum of

        -  85% of our REIT ordinary income for the year,

        -  95% of our REIT capital gain net income for the year, and

        -  any undistributed taxable income from prior periods.

     - Seventh, if we acquire any asset from a corporation which is or has been taxed as a C corporation under the Code in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of:

        -  the fair market value of the asset, over

        -  our adjusted basis in the asset,

       in each case determined as of the date on which we acquired the asset. A C corporation is generally defined as a corporation required to pay full corporate-level tax. The results described in this paragraph with respect to the recognition of gain assume that we will not elect immediate taxation when the asset is acquired.

     - Eighth, we could be subject to a tax if our dealings with any taxable REIT subsidiaries (defined below) are not at arm's length in an amount equal to 100% of the deviation between the amount involved and an arm's length amount.

REQUIREMENTS FOR QUALIFICATION AS A REIT

     The Code defines a REIT as a corporation, trust or association:

     -  that is managed by one or more trustees or directors;

     - that issues transferable shares or transferable certificates to evidence beneficial ownership;

     - that would be taxable as a domestic corporation but for its election to be taxed as a REIT;

     - that is not a financial institution or an insurance company within the meaning of the Code;

     -  that is beneficially owned by 100 or more persons;

     - not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include some entities) during the last half of each taxable year (the "5/50 Rule");

     - that files an election and continues such election to be taxed as a REIT on its return for each taxable year;

     -  that uses a calendar year for federal income tax purposes; and

     - that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

     All of the first four conditions stated above must be met during the entire taxable year, and the fifth condition must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months.

     For purposes of the 5/50 Rule, an "individual" generally includes a supplemental employment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes. However, an "individual" generally does not include a trust that is a qualified employee pension or profit-sharing trust under the federal income tax laws, and beneficiaries of
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such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of the 5/50 Rule.

  Stock Ownership Tests

     Our charter provides for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the 100 stockholder requirement and the 5/50 Rule described above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these share ownership requirements, our status as a REIT may terminate. If, however, we complied with the rules contained in applicable regulations that require a REIT to determine the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirements of the 5/50 Rule described above, we would not be disqualified as a REIT.

 Income Tests

     We must satisfy two gross income requirements annually to maintain our qualification as a REIT:

     - We must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from specified real estate sources, including rents from real property, interest on obligations secured by mortgages on real property or on interests in real property, gain from the disposition of certain "qualified real estate assets," and income from certain types of temporary investments (the "75% gross income test"); and

     - We must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from any combination of (a) the sources of income that satisfy the 75% gross income test or (b) dividends, interest, gain from the sale or disposition of stock or securities, and income from qualified hedging transactions (the "95% gross income test").

     For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for federal income tax purposes, in which it owns an interest, which share is determined by reference to its capital interest in such entity, and is deemed to have earned the income earned by any wholly-owned limited liability company or qualified REIT subsidiary. A "qualified REIT subsidiary" is a corporation other than a taxable REIT subsidiary, all of the stock of which is owned by a REIT.

     Interest will qualify as interest on obligations secured by mortgages on real property or on interests in real property in satisfying the gross income requirements for a REIT described above only if several conditions are met.

     First, for purposes of the gross income requirements, interest includes only amounts that represent compensation for the use or forbearance of money, and does not include a charge for services. Second, subject to certain exceptions, interest does not include amounts received or accrued, directly or indirectly, if the amount depends, in whole or in part, on the income or profits of any person. One exception to this rule is that amounts may be based on a fixed percentage or percentages of the gross receipts or sales of a person and still constitute interest for these purposes. The second exception would be available if the REIT receives or accrues amounts that would be excluded from interest because the borrower receives or accrues an amount based on the income or profits of any person; in such case, only a proportionate part of the amount received or accrued by the REIT is excluded from being treated as interest. Third, if the borrower derives substantially all of its gross income with respect to the property subject to the mortgage from the leasing of its property to tenants, an amount based on the net income or profits of the borrower may be treated as interest to the extent attributable to amounts received or accrued by the borrower that would qualify as rents from real property had such amounts been received by the REIT.

     Interest on obligations secured by mortgages on real property or on interests in real property will be treated as qualifying income to the extent that the fair market value of the property that secures the loan has a value greater than or equal to the highest principal amount, including accrued interest, of such loan
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outstanding during the taxable year. To the extent the fair market value of such property at the time of our origination or acquisition of the loan is less than the highest principal amount, including accrued interest, of such loan outstanding during the taxable year, only a proportionate part of the interest on such loan shall be treated as qualifying income for purposes of the 75% gross income test. All of the interest income from the loan will be qualifying income for purposes of the 95% gross income test. If a loan contains a provision that entitles a REIT to a percentage of the borrower's gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property's value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

     In addition, interest includes income from a REMIC, as long as at least 95% of the assets of the REMIC are interests in real property. If less than 95% of the assets of a REMIC consist of qualifying real estate assets, income received by the REIT will be treated as interest from a mortgage loan in the proportion in which assets of the REMIC consist of real estate assets.

     We do not intend to acquire any real property with the proceeds of this offering, but we may acquire real property or an interest therein in the future. To the extent that we acquire real property or an interest therein, any rent that we receive from the tenants of such real property will qualify as "rents from real property," which is qualifying income for purposes of both gross income tests, only if the following conditions are met:

     - First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

     - Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent.

     - Third, all of the rent received under a lease of real property will not qualify as rents from real property unless the rent attributable to the personal property leased in connection with such lease is no more than 15% of the total rent received under the lease.

     - Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an "independent contractor" who is adequately compensated and from whom we do not derive revenue. However, we may provide services directly to our tenants if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, we may provide a minimal amount of "non-customary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a taxable REIT subsidiary, which may provide customary and noncustomary services to our tenants without tainting our rental income from the related properties.

     A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets is held for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. We cannot assure you that we will comply with the safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business. In particular, if we acquire mortgage loans and subsequently dispose of or securitize those loans in a transaction that is treated as a sale of the loans for Federal income tax purposes, we potentially may incur the 100% tax on sales of dealer property.

     We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test,
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

less expenses directly connected with the production of that income. However, gross income from foreclosure property will generally qualify for purposes of the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

     - that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

     - for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

     - for which the REIT makes a proper election to treat the property as foreclosure property.

     However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

     - on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

     - on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

     - which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

     From time to time, we intend to enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry "real estate assets," any periodic income or gain from the disposition of that contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

     We inevitably may have some gross income from various sources that fails to constitute qualifying income for purposes of one or both of the gross income tests, such as qualified hedging income which would constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. However, we intend to maintain our REIT status by carefully monitoring any such potential nonqualifying income.

     If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under the Code. Generally, we may avail ourselves of the relief provisions if:

     - our failure to meet these tests was due to reasonable cause and not due to willful neglect;

     - we attach a schedule of the sources of our income to our federal income tax return; and
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

     - any incorrect information on the schedule was not due to fraud with intent to evade tax.

     If we are entitled to avail ourselves of the relief provisions, we will maintain our qualification as a REIT but will be subject to certain penalty taxes as described above. We may not, however, be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. Even if we qualify for relief, a 100% tax would be imposed with respect to the portion of our taxable income that fails the 75% or 95% test.

 Asset Tests

     At the close of each quarter of our taxable year, we must satisfy five tests relating to the nature and diversification of our assets:

     - at least 75% of the value of our total assets must be represented by qualified real estate assets, cash, cash items and government securities;

     - not more than 25% of the value of our total assets may be represented by securities, other than those securities included in the 75% asset test;

     - the value of any one issuer's securities (other than securities of a taxable REIT subsidiary or a qualified REIT subsidiary, equity interests in a partnership, and securities includible in the 75% test) may not exceed 5% of the value of our total assets;

     - we may not own more than 10% of the total voting power or value of the outstanding securities of any one issuer (other than securities of a qualified REIT subsidiary or a taxable REIT subsidiary, equity interests in a partnership, securities includible in the 75% test and, with respect to the 10% value test, certain "straight debt" securities); and

     - not more than 20% of the value of our total assets may be represented by securities we own in one or more taxable REIT subsidiaries.

For these purposes, we will be deemed to own a proportionate share of the assets of any partnership, or any limited liability company treated as a partnership for federal income tax purposes, in which we own an interest, which share is determined by reference to our capital interest in the entity, and will be deemed to own the assets owned by any qualified REIT subsidiary and any other entity that is disregarded for federal income tax purposes.

     A mortgage loan will be a qualifying real estate asset for purposes of the 75% asset test if the fair market value of the real property securing the loan equals or exceeds the outstanding principal balance of the mortgage loan. However, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the federal income tax laws. The non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the encumbered real property.

     Prior to July 1, 2002, we owned 100% of the nonvoting preferred stock of HCP, HT and HCP-2, which represented 97% of the economic interest of HCP and HT and 99% of the economic interest of HCP-2. All of the common stock of HCP, HT and HCP-2 was held by certain of our executive officers and directors. None of these corporations qualify as a REIT. The REIT Modernization Act imposed an additional requirement, applicable to taxable years beginning after December 31, 2000, that a REIT not own more than 10% of the value of the outstanding securities of an one issuer (the "10% By Value Limitation"). Previously, a REIT was only prohibited from owning more than 10% of the total voting power of the outstanding securities of an one issuer (the "10% By Vote Limitation"). The 10% By Value Limitation does not apply to securities held by a REIT on July 12, 1999 provided that certain events relating to the issuer of such securities do not occur at any time after July 12, 1999. Under a closing agreement dated January 31, 2003 between us and the IRS, it was agreed that the IRS shall not challenge our status as a REIT solely on the basis of our failure to comply, for the taxable years ended December 31, 2001 and December 31, 2002, with the 10% By Value Limitation by reason of our ownership of securities in HCP, HT and HCP-2. The closing agreement will cease to be binding on the
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IRS if it is determined that we misrepresented or omitted any material fact in the process of obtaining the closing agreement. We and our advisors believe that no material fact was misrepresented or omitted in the process of obtaining the closing agreement.

     The REIT Modernization Act also provides that the 10% By Value Limitation and the 10% By Vote Limitation do not apply to securities issued by a taxable REIT subsidiary. Taxable REIT subsidiary elections have been made for HCP, HT and HCP-2 effective as of April 1, 2002. However, no more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

     A "taxable REIT subsidiary" is a corporation some of the stock of which is owned, directly or indirectly, by a REIT (a parent REIT) and which, together with its parent REIT, makes an election to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary may earn income that would be nonqualifying income if earned directly by a REIT and is generally subject to full corporate level tax.

     Certain restrictions imposed on taxable REIT subsidiaries are intended to ensure that such entities will be subject to appropriate levels of federal income taxation. First, a taxable REIT subsidiary may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the taxable REIT subsidiary's adjusted taxable income for that year (although the taxable REIT subsidiary may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if a taxable REIT subsidiary pays interest, rent or another amount to a REIT that exceeds the amount that would be paid to an unrelated party in an arm's length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We have made taxable REIT subsidiary elections with respect to our ownership interests in HCP, HT and HCP-2. HCP, HT and HCP-2 may make interest and other payments to us. We intend that any such transactions would be entered into at arm's length. No assurance can be given that any such payments would not result in the limitation on interest deductions or 100% excise tax provisions being applicable to us, HCP, HT and HCP-2.

     After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. For this purpose, an increase in our interests in any partnership or limited liability company in which we own an interest will be treated as an acquisition of a portion of the securities or other property owned by that partnership or limited liability company.

  Annual Distribution Requirements

     To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

     -  90% of our "REIT taxable income," plus

     - 90% of our after-tax net income, if any, from foreclosure property, minus

     -  the sum of certain items of non-cash income.

     Our "REIT taxable income" is taxable income computed without regard to the dividends paid deduction and net capital gain.

     We generally must make these distributions in the taxable year to which they relate. Dividends paid in the subsequent year, however, will be treated as if paid in the prior year for purposes of such prior year's 90% distribution requirement if one of the following two sets of criteria are satisfied: (1) the dividends were declared in October, November, or December, the dividends were payable to stockholders of record on a specified date in such a month, and the dividends were actually paid during January of the subsequent year; or (2) the dividends were declared before we timely file our federal income tax return for such year, the dividends were distributed in the 12-month period following the close of the prior year and
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not later than the first regular dividend payment after such declaration, and we elected on our tax return for the prior year to have a specified amount of the subsequent dividend treated as if paid in the prior year.

     We intend to make timely distributions sufficient to satisfy the annual distribution requirement.

     Dividends distributed by us must not be preferential. If a dividend is preferential, it will not qualify for the dividends paid deduction. To avoid being preferential, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class.

     To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be required to pay tax on this income at regular corporate tax rates.

     From time to time, we may not have sufficient cash or other liquid assets to meet the above distribution requirements due to timing differences between the actual receipt of cash and payment of expenses and the inclusion of income and deduction of expenses in determining our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

     Possible examples of timing differences between (1) our actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income, which could cause us to have less cash than is necessary to satisfy the distribution requirement and to avoid corporate income tax and the excise tax imposed on undistributed income, include the following:

     - Because we may deduct capital losses only to the extent of our capital gains, we may have taxable income that exceeds our economic income.

     - We will recognize taxable income in advance of the related cash flow if any of our subordinated mortgage securities or mortgage loans are deemed to have original issue discount. We generally must accrue original issue discount based on a constant yield method that takes into account projected prepayments but that defers taking into account credit losses until they are actually incurred.

     - We may be required to recognize the amount of any payment projected to be made pursuant to a provision in a mortgage loan that entitles us to share in the gain from the sale of, or the appreciation in, the mortgaged property over the term of the related loan using the constant yield method, even though we may not receive the related cash until the maturity of the loan.

     - We may recognize taxable market discount income when we receive the proceeds from the disposition of, or principal payments on, loans that have a stated redemption price at maturity that is greater than our tax basis in those loans, although such proceeds often will be used to make non-deductible principal payments on related borrowings.

     - We may recognize taxable income without receiving a corresponding cash distribution if we foreclose on or make a significant modification to a loan, to the extent that the fair market value of the underlying property or the principal amount of the modified loan, as applicable, exceeds our basis in the original loan.

Although several types of non-cash income, such as original issue discount, are excluded in calculating the annual distribution requirement, we will incur corporate income tax and the 4% excise tax with respect to those non-cash income items if we do not distribute those items on a current basis.

     In the event that we are subject to an adjustment to our REIT taxable income (as defined in section 860(d)(2) of the Code) resulting from an adverse determination by either a final court decision, a closing agreement between us and the IRS under section 7121 of the Code, or any agreement as to tax
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liability between us and an IRS district director, we may be able to correct any resulting failure to meet the 90% annual distribution requirement by paying "deficiency dividends" to our stockholders that relate to the adjusted year but that are paid in the subsequent year. To qualify as a deficiency dividend, the distribution must be made within 90 days of the adverse determination and we also must satisfy certain other procedural requirements. If the statutory requirements of section 860 of the Code are satisfied, a deduction is allowed for any deficiency dividend subsequently paid by us to offset an increase in our REIT taxable income resulting from the adverse determination. We, however, will be required to pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.

  Recordkeeping Requirements

     We are required to maintain records and request on an annual basis information from specified stockholders. This requirement is designed to disclose the actual ownership of our outstanding stock.

  Excess Inclusion Income

     If we are deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on mortgage loans owned by us, such arrangement will be treated as a "taxable mortgage pool" for federal income tax purposes. If all or a portion of our company is considered a taxable mortgage pool, our status as a REIT generally should not be impaired; however, a portion of our taxable income may be characterized as "excess inclusion income" and allocated to our stockholders. Any excess inclusion income:

     -  could not be offset by unrelated net operating losses of a stockholder;

     - would be subject to tax as "unrelated business taxable income" to a tax-exempt stockholder;

     - would be subject to the application of federal income tax withholding (without reduction pursuant to any otherwise applicable income tax treaty) with respect to amounts allocable to foreign stockholders; and

     - would be taxable (at the highest corporate tax rate) to us, rather than our stockholders, to the extent allocable to our stock held by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations).

  Failure to Qualify as a REIT

     If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code do not apply, we will be required to pay tax, including any alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable at ordinary income rates to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year in which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

TAXATION OF TAXABLE UNITED STATES STOCKHOLDERS

     For purposes of the discussion in this prospectus, the term "United States stockholder" means a holder of our stock that is, for United States federal income tax purposes:

     -  a citizen or resident of the United States;

     - a corporation, partnership, or other entity created or treated as a corporation or a partnership for United States federal income tax purposes that was organized in or under the laws of the United States or of any state thereof or in the District of Columbia, except, in the case of a partnership, to the extent that Treasury regulations provide otherwise;

     - an estate, the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

     For any taxable year for which we qualify for taxation as a REIT, amounts distributed to taxable United States stockholders will be taxed as discussed below.

  Distributions Generally

     Distributions out of our current or accumulated earnings and profits, other than capital gain dividends, will be taxable to United States stockholders as ordinary income. Provided that we continue to qualify as a REIT, dividends paid by us will not be eligible for the dividends received deduction generally available to United States stockholders that are corporations. Dividends paid by us will not generally qualify for the 15% rate of tax on qualified dividend income enacted in the Jobs and Growth Tax Relief and Reconciliation Act of 2003. If we receive qualified dividend income and designate a portion of a distribution paid by us as qualified dividend income, the recipients of the distribution will be entitled to treat the amount designated (to the extent it does not exceed the qualified dividend income received by us) as qualified dividend income. To the extent that we make distributions in excess of current and accumulated earnings and profits, the distributions will be treated as a tax-free return of capital to each United States stockholder, and will reduce the adjusted tax basis which each United States stockholder has in our stock by the amount of the distribution, but not below zero. Distributions in excess of a United States stockholder's adjusted tax basis in its stock will be taxable as capital gain, and will be taxable as long-term capital gain if the stock is held as a capital asset and has been held for more than one year. If we declare a dividend in October, November, or December of any calendar year which is payable to stockholders of record on a specified date in that month and actually pay the dividend during January of the following calendar year, the dividend is deemed to be paid by us and received by the stockholder on December 31st of the previous year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

  Capital Gain Distributions

     Distributions designated by us as net capital gain dividends will be taxable to United States stockholders as capital gain income. This capital gain income will be taxable to non-corporate United States stockholders at a 15% or 25% rate based on the characteristics of the asset we sold that produced the gain. Under certain sunset provisions in the Jobs and Growth Tax Relief and Reconciliation Act of 2003, the 15% rate of tax on certain net capital gain of non-corporate United States stockholders will revert to 20% for taxable years beginning after December 31, 2008. United States stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

  Retention of Net Capital Gains

     We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we were to make this election, we would pay tax on such retained capital gains. In such a case, our stockholders would generally:

     - include their proportionate share of our undistributed net capital gains in their taxable income;

     - receive a credit for their proportionate share of the tax paid by us in respect of our net capital gain; and

     - increase the adjusted basis of their stock by the difference between the amount of their share of the our net capital gain and their share of the tax paid by us.

  Passive Activity Losses and Investment Interest Limitations

     Distributions we make and gains arising from the sale or exchange of our stock by a United States stockholder will not be treated as passive activity income. As a result, United States stockholders will not be able to apply any "passive losses" against income or gains relating to our stock. Distributions by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation under the Code.

  Dispositions of Stock

     A United States stockholder that sells or disposes of our stock will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property the stockholder receives on the sale or other disposition and (b) the stockholder's adjusted tax basis in the stock. This gain or loss will be capital gain or loss if the stockholder has held the stock as a capital asset, and will be long-term capital gain or loss if the stockholder has held the stock for more than one year. In general, any loss recognized by a United States stockholder upon the sale or other disposition of our stock that the stockholder has held for six months or less will be treated as long-term capital loss to the extent the stockholder received distributions from us which were required to be treated as long-term capital gains.

  Information Reporting and Backup Withholding

     We report to our United States stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifying as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A United States stockholder that does not provide us with its correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. A United States stockholder can meet this requirement by providing us with a properly completed and executed copy of IRS Form W-9 or a substantially similar form. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     The IRS has ruled that amounts distributed as a dividend by a REIT will be treated as a dividend by the recipient and excluded from the calculation of unrelated business taxable income, or UBTI, when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder has not held our stock as "debt financed property" within the meaning of the Code, i.e., property the acquisition or holding of which is financed through a borrowing by the tax-exempt United States stockholder, the stock is not otherwise used in an unrelated trade or business, we have not incurred any "excess inclusion" income, as described above, and we do not hold a residual interest in a real estate mortgage investment conduit, REMIC, that gives rise to "excess inclusion" income, dividend income on our stock and income from the sale of our stock should not be UBTI to a tax-exempt stockholder. However, if we were to hold residual interests in a REMIC, or if a pool of our assets were to be treated as a "taxable mortgage pool," a portion of the dividends paid to a tax-exempt stockholder may be subject to tax as UBTI. Although we do not believe that we, or any portion of our assets, will be treated as a taxable mortgage pool, no assurance can be given that the IRS might not successfully maintain that such a taxable mortgage pool exists.

     For tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our stock will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our stock. Any prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

     Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as UBTI as to any tax-exempt pension trust which:

     -  is described in Section 401(a) of the Code; and

     -  holds more than 10%, by value, of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

     A REIT is a "pension-held REIT" if:

     - it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by a qualified trust shall be treated, for purposes of the 5/50 Rule, described above, as owned by the beneficiaries of the trust, rather than by the trust itself; and

     - either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

     The percentage of any REIT dividend treated as UBTI is equal to the ratio of:

     - the UBTI earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI, to

     - the total gross income (less direct expense related thereto) of the REIT.

A de minimis exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a "pension-held REIT."

TAXATION OF NON-UNITED STATES STOCKHOLDERS

     The rules governing federal income taxation of "non-United States stockholders" are complex and no attempt will be made herein to provide more than a summary of these rules. "Non-United States stockholders" mean beneficial owners of shares of our stock that are not United States stockholders as defined in the discussion above under the heading entitled "Taxation of Taxable United States Stockholders."

     PROSPECTIVE NON-UNITED STATES STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN OUR STOCK AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to non-United States stockholders that are not attributable to gain from our sale or exchange of United States real property interests and that are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the non-United States stockholder's conduct of a United States trade or business, the non-United States stockholder generally will be subject to federal income tax at graduated rates in the same manner as United States stockholders are taxed with respect to those distributions, and also may be subject to the 30% branch profits tax in the case of a non-United States stockholder that is a corporation. We expect to withhold tax at the rate of 30% on the gross amount of any distributions made to a non-United States stockholder unless:

     - a lower treaty rate applies and any required form, for example IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the non-United States stockholder with us; or

     - the non-United States stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

Any portion of the dividends paid to non-United States stockholders that is treated as excess inclusion income from a REMIC will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.

     Distributions in excess of our current and accumulated earnings and profits will not be taxable to non-United States stockholders to the extent that these distributions do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of that stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-United States stockholder's stock, these distributions will give rise to tax liability if the non-United States stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution may be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent the distribution is subsequently determined to be in excess of our current and accumulated earnings and profits.

     Distributions attributable to our capital gains which are not attributable to gain from the sale or exchange of a United States real property interest generally will not be subject to income taxation, unless (1) such gains are effectively connected with the non-United States stockholder's U.S. trade or business (or, if an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-United States stockholder), in which case the non-United States stockholder will be subject to the same treatment as United States stockholders with respect to such gain (except that a corporate non-United States stockholder may also be subject to the 30% branch profits tax), or (2) the non-United States stockholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are satisfied, in which case the non-resident alien individual will be subject to a 30% tax on the individual's capital gains.

     For any year in which we qualify as a REIT, distributions that are attributable to gain from the sale or exchange of a United States real property interest, which generally does not include mortgage loans or mortgage-backed securities, will be taxed to a non-United States stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a non-United States stockholder as if that gain were effectively connected with the stockholder's conduct of a United States trade or business. Non-United States stockholders thus would be taxed at the normal capital gain rates applicable to stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-United States corporate stockholder. A 35% withholding tax applies to the amount of any distribution to a non-United States stockholder that we designate as a United States real property capital gains dividend. The amount withheld is creditable against the non-United States stockholder's United States tax liability.

     Gains recognized by a non-United States stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a domestically-controlled REIT, which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-United States stockholders. Because our stock is publicly traded, we cannot assure our investors that we are or will remain a domestically-controlled REIT. Alternatively, if we do not qualify as a "domestically-controlled REIT," an exemption to tax under FIRPTA might be available if either (i) we are not (and have not been for the five year period prior to the sale) a U.S. real property holding corporation (as defined in the Code and applicable Treasury Regulations to generally include a corporation, 50% or more of the assets of which consist of U.S. real property interests) or (ii) the selling non-United States stockholder owns, actually or constructively, 5% or less of our stock throughout a specified testing period and our shares are regularly traded (as defined in applicable Treasury Regulations) on an established securities market.

     Gains recognized by a non-United States stockholder upon a sale of our stock that are not subject to FIRPTA will be taxable to a non-United States stockholder if:

     - the non-United States stockholder's investment in the stock is effectively connected with a trade or business in the United States, in which case the non-United States stockholder will be subject to the same treatment as United States stockholders with respect to that gain; or

     - the non-United States stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

If gain from the sale of the stock were subject to taxation under FIRPTA, the non-United States stockholder would be subject to the same treatment as United States stockholders with respect to that gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

STATE, LOCAL AND FOREIGN TAXATION

     We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or makes investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, a stockholder's state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, prospective investors should consult their tax advisors regarding the effect of state, local and foreign tax laws on an investment in our stock.

LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS

     The rules dealing with federal and state income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department and the various states' departments of taxation. Changes to the tax law, which may have retroactive application, could adversely affect us and our stockholders. It cannot be predicted whether, when, in what forms or with what effective dates, the tax law applicable to us or our stockholders will be changed.

                                  UNDERWRITING

     We have entered into an underwriting agreement with the underwriters named below. JMP Securities LLC and Stifel, Nicolaus & Company, Incorporated have agreed to act as representatives for the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us the respective numbers of shares of our common stock set forth below.

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
JMP Securities LLC..........................................
Stifel, Nicolaus & Company, Incorporated....................
                                                                 ---------
  Total.....................................................     3,000,000

     The underwriting agreement provides that the underwriters' obligation to pay for and accept delivery of our common stock is subject to approval of various legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all shares of our common stock offered if any of the shares are taken, other than those covered by the over-allotment option described below.

     The underwriters propose to offer shares of our common stock directly to the public at the public offering price per share listed on the cover page of this prospectus and to selected dealers at this price less a concession not in
excess of $     per share, of which $     per share may be reallowed to other
dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No such reduction shall change the amount of proceeds to be received by us as listed on the cover page of this prospectus. The common stock is offered by the underwriters, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part.

Over-Allotment Option

     We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 450,000 shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus. If the underwriters exercise the option to purchase any of the 450,000 additional shares of common stock, they will have a firm commitment, subject to a number of conditions, to purchase these shares. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold and each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

     The following table shows the per share and total underwriting discount we will pay to the underwriters. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option to purchase 450,000 additional shares of our common stock, if any.

                                                                                   TOTAL
                                                                       ------------------------------
                                                                       NO EXERCISE OF   FULL EXERCISE
                                                           PER SHARE       OPTION         OF OPTION
                                                           ---------   --------------   -------------
Underwriting discounts and commissions to be paid by us       $             $                $

     We estimate fees and expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $ .

Indemnity

     We have agreed to indemnify the underwriters against particular liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

Lock-Up Agreements

     We have agreed, subject to particular exceptions, that we will not, without the prior written consent of JMP Securities LLC, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or establish an open "put equivalent position" within the meaning of Rule 16a-1(h) of the Securities Exchange Act of 1934, or otherwise dispose of or enter into any transaction which may result in the disposition of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock for a period of 90 days after the date of this prospectus.

     Additionally, each of our officers and directors have agreed with JMP Securities LLC not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or establish an open "put equivalent position" within the meaning of Rule 16a-1(h) of the Securities Exchange Act of 1934, or otherwise dispose of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition without the prior written consent of JMP Securities LLC for a period of 90 days after the date of this prospectus.

Listing

     Our common stock is listed on the American Stock Exchange under the symbol "HCM." We have filed an application to have the shares of common stock that we are selling in this public offering listed on the American Stock Exchange.

Stabilization

     In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriters create a short position in our common stock in connection with this offering by selling more than 450,000 shares of common stock, they may reduce that short position by purchasing our common stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

Other Agreements

     JMP Securities LLC and Stifel, Nicolaus & Company, Incorporated and their respective affiliates, may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they each may receive customary compensation.

                                    EXPERTS

     Our financial statements as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included herein, and have been so included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of our common stock offered in this prospectus and selected Federal tax matters will be passed upon for us by our counsel, Piper Rudnick LLP, Baltimore, Maryland. Selected legal matters will be passed upon for the underwriters by Alston & Bird LLP, Washington, D.C.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, and in accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. Our reports, proxy statements and most other information that we file with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains our reports, proxy statements and other information as well as documents from other companies that file electronically with SEC. The site is http://www.sec.gov.

     Our common stock is traded on the American Stock Exchange under the symbol "HCM." Our reports and proxy statements are also available for inspection at the offices of the American Stock Exchange located at 86 Trinity Place, New York, New York 10006.

                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. We have filed with the SEC and hereby incorporate by reference the following:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 28, 2003;
     - Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the SEC on May 15, 2003; and

     -  Current Report on Form 8-K filed with the SEC on July 25, 2003.


     We will provide, without charge, to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents referred to above which have been incorporated by reference in this prospectus. Requests for these documents should be directed to J. Holly Loux, Hanover Capital Mortgage Holdings, Inc., 379 Thornall Street, Edison, New Jersey, 08837, telephone: (732) 548-0101.

     You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor the underwriters have authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is current as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES
Independent Auditors' Report................................    F-2
Consolidated Financial Statements as of March 31, 2003
  (unaudited) and December 31, 2002 and 2001 and for the
  Three Months Ended March 31, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000:
  Balance Sheets............................................    F-3
  Statements of Income......................................    F-4
  Statements of Stockholders' Equity........................    F-5
  Statements of Cash Flows..................................    F-6
  Notes to Consolidated Financial Statements................    F-7
HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES
Independent Auditors' Report................................   F-50
Consolidated Financial Statements as of March 31, 2003
  (unaudited) and December 31, 2002 and 2001 and for the
  Three Months Ended March 31, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000:
  Balance Sheets............................................   F-51
  Statements of Operations..................................   F-52
  Statements of Stockholder's Equity........................   F-53
  Statements of Cash Flows..................................   F-54
  Notes to Consolidated Financial Statements................   F-55
HANOVERTRADE, INC. AND SUBSIDIARY
Independent Auditors' Report................................   F-62
Consolidated Financial Statements as of March 31, 2003
  (unaudited) and December 31, 2002 and 2001 and for the
  Three Months Ended March 31, 2003 and 2002 (unaudited) and for the Years Ended December 31, 2002, 2001 and 2000:
  Balance Sheets............................................   F-63
  Statements of Operations..................................   F-64
  Statements of Stockholder's Equity........................   F-65
  Statements of Cash Flows..................................   F-66
  Notes to Consolidated Financial Statements................   F-67

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Hanover Capital Mortgage Holdings, Inc. and Subsidiaries
Edison, New Jersey

     We have audited the accompanying consolidated balance sheets of Hanover Capital Mortgage Holdings, Inc. and Subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hanover Capital Mortgage Holdings, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Parsippany, New Jersey
March 20, 2003

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31,
                                                               MARCH 31,    -------------------
                                                                 2003         2002       2001
                                                              -----------   --------   --------
                                                              (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
ASSETS
Mortgage loans:
  Held for sale.............................................    $    410    $    413   $  2,391
  Collateral for CMOs.......................................      76,903     102,751    151,882
Mortgage securities pledged as collateral for reverse
  repurchase agreements:
  Available for sale........................................      26,834       4,082      4,404
  Held to maturity..........................................          --         559        768
  Trading...................................................          --       2,669     33,182
Mortgage securities pledged as collateral for CMOs..........          --       9,805      9,840
Mortgage securities, not pledged:
  Available for sale........................................       3,130       6,186      1,162
  Trading...................................................          --         602      1,827
Cash and cash equivalents...................................      18,704      10,605      8,946
Accounts receivable.........................................       1,404       1,706         --
Accrued interest receivable.................................         806         960      1,960
Equity investments:
  Hanover Capital Partners Ltd..............................          --          --      1,808
  HanoverTrade, Inc. .......................................          --          --     (4,789)
  HDMF-I LLC................................................       2,664       4,638         80
Notes receivable from related parties.......................       1,750       2,563     12,538
Other assets................................................       9,351       8,332      3,508
                                                                --------    --------   --------
TOTAL ASSETS................................................    $141,956    $155,871   $229,507
                                                                ========    ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Reverse repurchase agreements...............................    $ 23,012    $  6,283   $ 33,338
CMO borrowing...............................................      70,174     102,589    151,096
Dividends payable...........................................          --       1,119        855
Accounts payable, accrued expenses and other liabilities....       2,757       2,816      2,677
                                                                --------    --------   --------
     TOTAL LIABILITIES......................................      95,943     112,807    187,966
                                                                --------    --------   --------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Preferred stock, par value $0.01, 10 million shares
  authorized, -0- shares issued and outstanding.............
Common stock, par value $0.01, 90 million shares authorized,
  4,532,402, 4,474,222 and 4,275,676 shares issued and
  outstanding at March 31, 2003, December 31, 2002 and 2001,
  respectively..............................................          45          45         43
Additional paid-in capital..................................      68,433      67,990     67,082
Retained earnings (deficit).................................     (23,454)    (25,322)   (25,978)
Accumulated other comprehensive income......................         989         351        394
                                                                --------    --------   --------
     TOTAL STOCKHOLDERS' EQUITY.............................      46,013      43,064     41,541
                                                                --------    --------   --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................    $141,956    $155,871   $229,507
                                                                ========    ========   ========

                 See notes to consolidated financial statements

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                        THREE MONTHS
                                                       ENDED MARCH 31,       YEARS ENDED DECEMBER 31,
                                                      -----------------   ------------------------------
                                                       2003      2002       2002       2001       2000
                                                      -------   -------   --------   --------   --------
                                                         (UNAUDITED)
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
  Interest income...................................  $ 2,395   $ 3,845   $ 13,530   $ 19,702   $ 26,692
  Interest expense..................................    1,285     2,193      7,438     13,433     20,029
                                                      -------   -------   --------   --------   --------
    Net interest income.............................    1,110     1,652      6,092      6,269      6,663
  Loan loss provision...............................      271        54        393        709        875
                                                      -------   -------   --------   --------   --------
    Net interest income after loan loss provision...      839     1,598      5,699      5,560      5,788
  Gain on sale of mortgage assets...................    3,283       600      2,095      3,782        819
  Gain on mark to market of mortgage assets.........       --       275      1,367        751        431
  Due diligence fees................................    1,319        --      2,891         --         --
  Assignment fees...................................      573        --      1,387         --         --
  Technology........................................      885        --        295         --         --
  Loan brokering, trading and advisory services.....      396        --      2,686         --         --
  Other income (loss)...............................       46      (172)      (665)       (28)        --
                                                      -------   -------   --------   --------   --------
    Total revenue...................................    7,341     2,301     15,755     10,065      7,038
                                                      -------   -------   --------   --------   --------
EXPENSES:
  Personnel.........................................    2,177       500      5,479        680      1,020
  Subcontractor.....................................      942        --      1,812         --         --
  Legal and professional............................      396       190      1,070      1,247        555
  General and administrative........................      392       231      1,089      1,132        924
  Depreciation and amortization.....................      388        --        655         24         21
  Travel and entertainment..........................      150         9        317         48         45
  Occupancy.........................................      122        10        349        151        160
  Other.............................................      106       100        409        410        409
  Technology........................................       54         6        293          4          2
                                                      -------   -------   --------   --------   --------
    Total expenses..................................    4,727     1,046     11,473      3,696      3,136
                                                      -------   -------   --------   --------   --------
    Operating income................................    2,614     1,255      4,282      6,369      3,902
Equity in income (loss) of unconsolidated
  subsidiaries:
  Hanover Capital Partners Ltd. ....................       --        26        112         43        455
  HanoverTrade, Inc. ...............................       --        27        655     (3,263)    (1,495)
  HDMF-I LLC........................................      (43)      (21)       157        (35)        --
  Hanover Capital Partners 2, Inc. .................       --        25        (19)        --         --
                                                      -------   -------   --------   --------   --------
Income before income tax provision and cumulative
  effect of adoption of SFAS 133....................    2,571     1,312      5,187      3,114      2,862
Income tax provision................................       23        --         49         --         --
                                                      -------   -------   --------   --------   --------
Income before cumulative effect of adoption of SFAS
  133...............................................    2,548     1,312      5,138      3,114      2,862
Cumulative effect of adoption of SFAS 133...........       --        --         --         46         --
                                                      -------   -------   --------   --------   --------
NET INCOME..........................................  $ 2,548   $ 1,312   $  5,138   $  3,160   $  2,862
                                                      =======   =======   ========   ========   ========
BASIC EARNINGS PER SHARE:
  Before cumulative effect of adoption of SFAS
    133.............................................  $  0.57   $  0.31   $   1.16   $   0.73   $   0.56
  Cumulative effect of adoption of SFAS 133.........       --        --         --       0.01         --
                                                      -------   -------   --------   --------   --------
  After cumulative effect of adoption of SFAS 133...  $  0.57   $  0.31   $   1.16   $   0.74   $   0.56
                                                      =======   =======   ========   ========   ========
DILUTED EARNINGS PER SHARE:
  Before cumulative effect of adoption of SFAS
    133.............................................  $  0.56   $  0.30   $   1.15   $   0.72   $   0.56
  Cumulative effect of adoption of SFAS 133.........       --        --         --       0.01         --
                                                      -------   -------   --------   --------   --------
  After cumulative effect of adoption of SFAS 133...  $  0.56   $  0.30   $   1.15   $   0.73   $   0.56
                                                      =======   =======   ========   ========   ========

                 See notes to consolidated financial statements

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
                 THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)

                                         COMMON STOCK       ADDITIONAL                   RETAINED    ACCUMULATED OTHER
                                      -------------------    PAID-IN     COMPREHENSIVE   EARNINGS      COMPREHENSIVE
                                        SHARES     AMOUNT    CAPITAL        INCOME       (DEFICIT)        INCOME          TOTAL
                                      ----------   ------   ----------   -------------   ---------   -----------------   --------
                                                                   (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE, DECEMBER 31, 1999..........   5,826,899    $ 58     $ 75,840                    $ (25,496)       $   104        $ 50,506
Repurchase of common stock..........  (1,503,955)    (15)      (7,294)                                                     (7,309)
Comprehensive income:
  Net income........................                                       $  2,862          2,862                          2,862
  Other comprehensive income:
    Change in net unrealized gain
      (loss) on securities available
      for sale......................                                          1,216                         1,216           1,216
    Equity in other comprehensive
      loss of unconsolidated
      subsidiary....................                                           (148)                         (148)           (148)
                                                                           --------
Comprehensive income................                                       $  3,930
                                                                           ========
Dividends declared..................                                                        (3,103)                        (3,103)
                                      ----------    ----     --------                    ---------        -------        --------
BALANCE, DECEMBER 31, 2000..........   4,322,944      43       68,546                      (25,737)         1,172          44,024
Repurchase of common stock..........    (246,900)     (2)      (1,733)                                                     (1,735)
Exercise of options.................      62,898       1          270                                                         271
Exercise of warrants................     136,734       1           (1)                                                         --
Comprehensive income:
  Net income........................                                       $  3,160          3,160                          3,160
  Other comprehensive income:
    Change in net unrealized gain
      (loss) on securities available
      for sale......................                                           (561)                         (561)           (561)
    Change in net unrealized gain
      (loss) on interest rate caps
      designated as hedges..........                                            235                           235             235
    Unrealized cumulative effect of
      adoption of SFAS 133..........                                           (452)                         (452)           (452)
                                                                           --------
Comprehensive income................                                       $  2,382
                                                                           ========
Dividends declared..................                                                        (3,401)                        (3,401)
                                      ----------    ----     --------                    ---------        -------        --------
BALANCE, DECEMBER 31, 2001..........   4,275,676      43       67,082                      (25,978)           394          41,541
Repurchase of common stock..........     (50,641)     (1)        (373)                                                       (374)
Capital contributed to related
  party.............................      63,577       1          469                                                         470
Exercise of options.................     185,610       2          812                                                         814
Comprehensive income:
  Net income........................                                       $  5,138          5,138                          5,138
  Other comprehensive income:
    Change in net unrealized gain
      (loss) on securities available
      for sale......................                                           (207)                         (207)           (207)
    Change in net unrealized gain
      (loss) on interest rate caps
      designated as hedges..........                                            164                           164             164
                                                                           --------
Comprehensive income................                                       $  5,095
                                                                           ========
Dividends declared..................                                                        (4,482)                        (4,482)
                                      ----------    ----     --------                    ---------        -------        --------
BALANCE, DECEMBER 31, 2002..........   4,474,222      45       67,990                      (25,322)           351          43,064
                                      ==========    ====     ========                    =========        =======        ========
Capital contributed to related
  party.............................      60,180      --          458                                                         458
Repurchase of common stock..........      (2,000)     --          (15)                                                        (15)
Comprehensive income:
  Net income........................                                       $  2,548          2,548                          2,548
  Other comprehensive income:
    Change in net unrealized gain
      (loss) on securities available
      for sale......................                                            629                           629             629
    Change in net unrealized gain
      (loss) on interest rate caps
      designated as hedges..........                                              9                             9               9
                                                                           --------
Comprehensive income................                                       $  3,186
                                                                           ========
Dividends declared..................                                                          (680)                          (680)
                                      ----------    ----     --------                    ---------        -------        --------
BALANCE, MARCH 31, 2003.............   4,532,402    $ 45     $ 68,433                    $ (23,454)       $   989        $ 46,013
                                      ==========    ====     ========                    =========        =======        ========

                 See notes to consolidated financial statements

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            THREE MONTHS ENDED
                                                                 MARCH 31,           YEARS ENDED DECEMBER 31,
                                                            -------------------   -------------------------------
                                                              2003       2002       2002       2001        2000
                                                            --------   --------   --------   ---------   --------
                                                                (UNAUDITED)
                                                                               (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..............................................  $  2,548   $  1,312   $  5,138   $   3,160   $  2,862
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Depreciation and amortization.........................       388         --        655          24         21
    Amortization of net premium and deferred costs........      (107)       104        133         363        203
    Loan loss provision...................................       271         54        393         709        875
    Gain on sale of mortgage assets.......................    (3,283)      (600)    (2,095)     (3,782)      (873)
    Gain on mark to market of mortgage assets.............        --       (275)    (1,367)     (1,058)      (816)
    Gain on mark to market of mortgage assets for SFAS
      133.................................................        --         --         --         (50)        --
    Gain (loss) on disposition of real estate owned.......         9         --       (107)         --         --
    Purchase of trading securities........................        --    (34,243)   (41,287)   (142,540)    (7,634)
    Sale of trading securities............................     3,267     50,154     65,497     113,945      2,709
    Distributions from unconsolidated subsidiaries in
      excess of equity (income) loss......................     1,974        (57)       552       3,255      1,041
    Decrease (increase) in accounts receivable............       302         --       (527)         --       (761)
    Decrease in accrued interest receivable...............       154        694      1,072         506        460
    Decrease (increase) in notes receivable from related
      parties.............................................       588     (2,996)    (1,342)     (4,651)       300
    (Increase) decrease in other assets...................    (1,571)    (1,716)       137         384     (1,344)
    Increase (decrease) in accounts payable, accrued
      expenses and other liabilities......................       441       (384)    (1,858)         91       (949)
                                                            --------   --------   --------   ---------   --------
      Net cash provided by (used in) operating
         activities.......................................     4,981     12,047     24,994     (29,644)    (3,906)
                                                            --------   --------   --------   ---------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of mortgage loans..............................        --         --        (51)     (2,172)        --
  Purchase of mortgage securities.........................   (20,033)        --     (4,866)     (4,431)    (2,934)
  Purchase of mortgage securities from affiliate..........        --         --         --          --    (13,845)
  Principal payments received on mortgage securities......       272      2,276      4,446       5,067      8,001
  Principal payments received on collateral for CMOs......     8,080     14,921     48,837      59,701     57,254
  Principal payments received on mortgage loans held for
    sale..................................................         3        141        209          11         21
  Proceeds from sale of mortgage assets...................    33,430      1,162     10,197      16,076     43,054
  Proceeds from disposition of real estate owned..........        65         --        253          --         --
  Sales of mortgage securities to affiliates..............        --        946        945          --         --
  Capital contributions to HDMF-I LLC.....................        --     (3,891)    (5,859)       (115)        --
  Acquisitions............................................       (75)        --      1,671          --         --
                                                            --------   --------   --------   ---------   --------
      Net cash provided by investing activities...........    21,742     15,555     55,782      74,137     91,551
                                                            --------   --------   --------   ---------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings from (repayment of) reverse repurchase
    agreements............................................    16,729    (15,899)   (27,055)     18,578    (40,962)
  Net repayment of CMOs...................................   (33,539)   (14,792)   (48,526)    (59,207)   (45,685)
  Increase in CMO discount................................        --         --         --          --      1,069
  Payment of dividends....................................    (1,799)      (855)    (4,218)     (3,411)    (2,822)
  Repurchase of common stock..............................       (15)      (122)      (132)     (1,736)    (7,309)
  Exercise of stock options...............................        --         --        814         271         --
                                                            --------   --------   --------   ---------   --------
      Net cash used in financing activities...............   (18,624)   (31,668)   (79,117)    (45,505)   (95,709)
                                                            --------   --------   --------   ---------   --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS......     8,099     (4,066)     1,659      (1,012)    (8,064)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD............    10,605      8,946      8,946       9,958     18,022
                                                            --------   --------   --------   ---------   --------
CASH AND CASH EQUIVALENTS, END OF PERIOD..................  $ 18,704   $  4,880   $ 10,605   $   8,946   $  9,958
                                                            ========   ========   ========   =========   ========

                 See notes to consolidated financial statements

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

1.  ORGANIZATION AND BASIS OF PRESENTATION

     Hanover Capital Mortgage Holdings, Inc. ("Hanover") was incorporated in Maryland on June 10, 1997. Hanover is a real estate investment trust ("REIT"), formed to operate as a specialty finance company. Hanover has two primary subsidiaries: Hanover Capital Partners Ltd. ("HCP") and HanoverTrade, Inc. ("HT"). When we refer to the "Company," we mean Hanover together with its consolidated and unconsolidated subsidiaries.

     Pursuant to a Stock Purchase Agreement effective July 1, 2002 and approved by a special committee of disinterested members of its Board of Directors, Hanover acquired 100% of the outstanding common stock of each of HT, HCP and Hanover Capital Partners 2, Inc. ("HCP-2"), a previously inactive subsidiary. Hanover had previously owned 100% of the non-voting preferred stock, but none of the voting common stock, of each of HT, HCP and HCP-2. This ownership structure was established in order to satisfy tax laws governing Hanover's status as a REIT. Changes in the tax laws made it possible for Hanover to acquire voting control of HT, HCP and HCP-2 and operate under new rules permitting REITs to wholly own subsidiaries such as HT, HCP and HCP-2. Therefore, as of July 1, 2002, Hanover owns 100% of the outstanding capital stock of each of HT, HCP and HCP-2, and for periods ending after June 30, 2002, Hanover's financial statements will be consolidated with the financial statements of HT, HCP and HCP-2.

     Hanover acquired the common shares of HT, HCP and HCP-2 from four of its directors who are also executive officers. An independent appraiser determined that the value of the common shares of HT and HCP was $474,000 in the aggregate. The parties agreed that the common shares of HCP-2 would be transferred to Hanover as part of this transaction for no additional consideration. Each of the four selling executives agreed that the purchase price would be used to partially repay certain indebtedness owing to Hanover from them. Each of these four executives also received a bonus in an amount sufficient to cover the tax liability they incurred in connection with this transaction.

     The Company is engaged in three principal businesses, which are conducted through its three primary operating units: Hanover, HCP and HT. The principal business strategy of Hanover is to invest in mortgage-backed securities ("MBS") and mortgage loans for its own account, and, commencing in 2001, for third parties. The principal business strategy of HCP is to generate consulting and other fee income by providing consulting and due diligence services, focusing on loan sale advisory, loan file due diligence reviews, staffing solutions and mortgage assignment and collateral rectification services. The principal business activity of HT is to generate fee income by operating an Internet exchange for trading mortgage loans, mortgage servicing rights and related assets, and providing state-of-the-art technologies supported by experienced valuation, operations and trading professionals. Hanover also maintains an equity investment in HDMF-I LLC ("HDMF-I"). HDMF-I was organized in August 2001 to purchase, service, manage and ultimately re-sell or otherwise liquidate pools of primarily sub- and non-performing one-to-four family residential mortgage loans.

     The Company's principal business objective is to generate net interest income on its portfolio of mortgage securities and mortgage loans and to generate fee income through HCP, HT and third party asset-management contracts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Hanover Capital Mortgage Holdings, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     BASIS OF PRESENTATION -- The consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") and in conformity with the rules and regulations of the Securities and Exchange Commission ("SEC"). In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

     USE OF ESTIMATES; RISKS AND UNCERTAINTIES -- The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates. The Company's estimates and assumptions primarily arise from risks and uncertainties associated with interest rate volatility, credit exposure and regulatory changes. Although management is not currently aware of any factors that would significantly change its estimates and assumptions in the near term, future changes in market trends and conditions may occur which could cause actual results to differ materially.

     CASH AND CASH EQUIVALENTS -- Cash and cash equivalents include cash on hand, overnight investments deposited with banks and money market mutual funds primarily invested in government securities with weighted maturities less than 60 days.

     MORTGAGE LOANS -- The Company's policy is to classify each of its mortgage loans as held for sale as they are purchased and each asset is monitored for a period of time, generally four to nine months, prior to making a determination as to whether the asset will be classified as held to maturity. Mortgage loans that are securitized in a collateralized mortgage obligation ("CMO") are classified as collateral for CMOs as of the closing date of the CMO. All mortgage loans designated as held for sale are reported at the lower of cost or market, with unrealized losses reported as a charge to earnings in the current period. Mortgage loans designated as held to maturity and CMO collateral are reported at the lower of the original cost of the mortgage loans or the market value of the mortgage loans as of the date they were designated as CMO collateral or held to maturity.

     Premiums, discounts and certain deferred costs associated with the purchase of mortgage loans are amortized into interest income over the lives of the mortgage loans using the effective yield method adjusted for the effects of estimated prepayments. Mortgage loan transactions are recorded on the date the mortgage loans are purchased or sold. Purchases of new mortgage loans are recorded when all significant uncertainties regarding the characteristics of the mortgage loans are removed, generally on or shortly before settlement date. Realized gains and losses on mortgage loan transactions are determined on the specific identification basis.

     The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When an interest accrual is discontinued, all associated unpaid accrued interest income is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

     The Company seeks to limit its exposure to credit losses on its portfolio of mortgage loans by performing an in-depth due diligence review on every loan purchased. The due diligence review encompasses the borrower's credit, the enforceability of the documents, and the value of the mortgaged property. In addition, many mortgage loans are guaranteed by an agency of the Federal government or private mortgage insurance. The Company monitors the delinquencies and losses on the underlying mortgages and makes a provision for known losses as well as unidentified potential losses in its mortgage

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

loan portfolio if the impairment is deemed to be other than temporary. The provision is based on management's assessment of numerous factors affecting its portfolio of mortgage loans including, but not limited to, current and projected economic conditions, delinquency status, losses to date on mortgages and remaining credit protection.

     MORTGAGE SECURITIES -- The Company's policy is to generally classify mortgage securities as available for sale as they are acquired. Each available for sale mortgage security is monitored for a period of time prior to making a determination whether the asset will be classified as held to maturity or trading. Management reevaluates the classification of the mortgage securities on a quarterly basis.

     Mortgage securities designated as available for sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

     Mortgage securities designated as trading are reported at fair value. Gains and losses resulting from changes in fair value are recorded as income or expense and included in earnings.

     Mortgage securities classified as held to maturity are carried at amortized cost unless a decline in value is deemed other than temporary, in which case the carrying value is reduced. The amortization of premiums or accretion of discounts and any unrealized losses deemed other than temporary are included in current period earnings.

     Mortgage securities transactions are recorded on settlement date for mortgage securities purchased or sold. Purchases of new issue mortgage securities are recorded when all significant uncertainties regarding the characteristics of the mortgage securities are removed, generally on settlement date. Realized gains and losses on mortgage securities transactions are determined on the specific identification basis.

     The Company purchases both investment-grade and below-investment-grade MBS. Below-investment-grade MBS have the potential to absorb credit losses caused by delinquencies and defaults on the underlying mortgage loans. When purchasing below-investment-grade MBS, the Company leverages HCP's due diligence operations and management's substantial mortgage credit expertise to make a thorough evaluation of the underlying mortgage loan collateral. The Company monitors the delinquencies and the defaults on the underlying mortgages of its mortgage securities and, if an impairment is deemed to be other than temporary, reduces the carrying value to fair value. The Company's loan loss provision, utilized in establishing its loan loss allowance, is based on management's assessment of numerous factors affecting its portfolio of mortgage securities including, but not limited to, current and projected economic conditions, delinquency status, credit losses to date on underlying mortgages and remaining credit protection. The adjustment of the carrying value is made by reducing the cost basis of the individual security and the amount of such write-down is recorded directly against the loan loss allowance. Provisions for credit losses do not reduce taxable income and therefore do not affect the dividends paid by the Company to stockholders in the period the provisions are taken. Actual losses realized by the Company reduce taxable income in the period the actual loss is realized and may affect the dividends paid to stockholders for that tax year.

     EQUITY INVESTMENTS -- Hanover records its investment in HDMF-I on the equity method. Accordingly, Hanover records its proportionate share of the earnings or losses of HDMF-I. For all periods prior to July 1, 2002, Hanover recorded 97% of the earnings or losses of HCP and HT and 99% of the earnings or losses of HCP-2 based on the equity method. Effective July 1, 2002, Hanover's financial statements are consolidated with the financial statements of HT, HCP and HCP-2.

     REVERSE REPURCHASE AGREEMENTS -- Reverse repurchase agreements are accounted for as collateralized financing transactions and recorded at their contractual amounts, plus accrued interest.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     FINANCIAL INSTRUMENTS -- The Company, from time to time, enters into interest rate hedge mechanisms (forward sales of mortgage securities issued by U.S. government agencies) to manage its exposure to changes in interest rates in connection with the purchase, holding, securitization and sale of its mortgage securities and mortgage loan portfolio. The Company generally closes out the hedge position to coincide with a long-term securitization financing transaction or with any sale. As such hedges are considered freestanding derivatives for accounting purposes, the Company recognizes changes in the fair value of such hedges in earnings in the period of change.

     The Company also enters into interest rate caps to manage its interest rate exposure on certain reverse repurchase agreements and collateralized mortgage obligation, or CMO, financing. For interest rate caps designated as cash flow hedges for accounting purposes, the effective portion of the gain or loss due to changes in fair value is reported in other comprehensive income, and the ineffective portion is reported in earnings in the period of change. For interest rate caps designated as freestanding derivatives for accounting purposes, changes in fair value are recognized in earnings in the period of change. Any payment received under the interest rate cap agreements is recorded as a reduction of interest expense on the reverse repurchase agreement financing.

     For derivative financial instruments designated as hedge instruments for accounting purposes, the Company periodically evaluates the effectiveness of these hedges against the financial instrument being hedged. The Company considers a hedge to be effective so long as there is adequate correlation between the hedged results and the change in fair value of the hedged financial instrument. If the hedge instrument performance does not result in adequate correlation between the changes in fair value of the hedge instrument and the related hedged financial instrument, the Company will terminate the hedge for accounting purposes and mark the carrying value of the hedge instrument to market in earnings in the period of change. If a hedge instrument is sold or matures, or the criteria that were anticipated at the time the hedge instrument was entered into no longer exist, the hedge instrument is no longer designated as a hedge for accounting purposes. Under these circumstances, the accumulated change in the market value of the hedge is recognized in current period income or loss to the extent that the effects of interest rate or price changes of the hedged item have not offset the hedged results.

     The Company has provided fair value estimates and information about valuation methodologies. The estimated fair value amounts have been determined using available market information or appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value, so the estimates are not necessarily indicative of the amounts that would be realized in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may materially impact the estimated fair value amounts.

     REVENUE RECOGNITION -- Revenues from loan brokering, trading and advisory services are recognized when the transactions close and fees are earned and billed. At the time of closing a transaction, the number of loans, loan principal balance and purchase price in the transaction are agreed upon, documentation is signed and the sale is funded. The Company's billing of fees relating to a transaction occurs concurrently with the closing and funding. Revenues from due diligence contracts in progress and assignment preparation services are recognized for the services provided as they are earned and billed.

     INCOME TAXES -- Hanover has elected to be taxed as a REIT and intends to comply with the provisions of the Internal Revenue Code of 1986, as amended (the "Code") with respect thereto. Accordingly, Hanover will not be subject to Federal or state income tax on that portion of its income that is distributed to stockholders, as long as certain asset, income and stock ownership tests are met.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     HCP and HT file separate consolidated Federal income tax returns. HCP and HT use the asset and liability method in accounting for income taxes. Deferred income taxes are provided for the effect of temporary differences between the tax basis and financial statement carrying amounts of assets and liabilities.

     EARNINGS PER SHARE -- Basic earnings or loss per share excludes dilution and is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings or loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock that then shared in earnings and losses. Shares issued during the period and shares reacquired during the period are weighted for the period they were outstanding.

     COMPREHENSIVE INCOME -- Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and interest rate caps designated as hedges, are reported as separate components of the equity section of the Consolidated Balance Sheets, such items, along with net income, are components of comprehensive income.

     RECLASSIFICATION -- Certain reclassifications of prior years' amounts have been made to conform to the current year presentation.

     RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS -- On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 supersedes Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"). SFAS 144 retains the requirements of SFAS 121 for recognizing and measuring the impairment loss of long-lived assets to be held and used. For long-lived assets to be disposed of by sale, SFAS 144 requires a single accounting model be used for all long-lived assets, whether previously held and used or newly acquired. The adoption of SFAS 144 did not have an impact on the Company's consolidated financial position or results of operations.

     In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS 145 amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions of SFAS 145 related to the rescission of FASB Statement No. 4 are generally effective for fiscal years beginning after May 15, 2002. The adoption of SFAS 145 did not have a material effect on the Company's consolidated financial statements.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS -- In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 will not have a material effect on our consolidated financial statements.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     On November 25, 2002, the FASB issued FASB Interpretation No. ("FIN") 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 ("FIN 45"). FIN 45 clarifies the requirements of FASB Statement No. 5, Accounting for Contingencies, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The disclosure provisions have been implemented and no disclosures were required at year-end 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of the guarantor's year-end. FIN 45 requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. The Company's adoption of FIN 45 in 2003 has not and is not expected to have a material effect on the Company's consolidated financial statements.

     In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities -- an interpretation of ARB No. 51, which addresses consolidation of variable interest entities. FIN 46 expands the criteria for consideration in determining whether a variable interest entity should be consolidated by a business entity, and requires existing unconsolidated variable interest entities (which include, but are not limited to, Special Purpose Entities, or SPEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 is not expected to have a material effect on the Company's consolidated financial statements.

3.  MORTGAGE LOANS

                          MORTGAGE LOANS HELD FOR SALE

                                    MARCH 31, 2003             DECEMBER 31, 2002             DECEMBER 31, 2001
                              --------------------------   --------------------------   ----------------------------
                              FIXED   ADJUSTABLE           FIXED   ADJUSTABLE           FIXED   ADJUSTABLE
                              RATE       RATE      TOTAL   RATE       RATE      TOTAL   RATE       RATE       TOTAL
                              -----   ----------   -----   -----   ----------   -----   -----   ----------   -------
                                     (UNAUDITED)              (DOLLARS IN THOUSANDS)
Principal amount of mortgage
  loans.....................  $ 48      $ 496      $ 544   $ 48      $ 499      $ 547   $ 560    $ 2,627     $ 3,187
Net premium (discount) and
  deferred costs............    (3)      (111)      (114)    (3)      (111)      (114)   (159)      (637)       (796)
Loan loss allowance.........    --         --         --     --         --         --      --         --          --
Net unrealized gain
  (loss)....................    --        (20)       (20)    --        (20)       (20)     --         --          --
                              ----      -----      -----   ----      -----      -----   -----    -------     -------
Carrying value of mortgage
  loans.....................  $ 45      $ 365      $ 410   $ 45      $ 368      $ 413   $ 401    $ 1,990     $ 2,391
                              ====      =====      =====   ====      =====      =====   =====    =======     =======

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

       MORTGAGE LOANS SECURITIZED IN COLLATERALIZED MORTGAGE OBLIGATIONS

                                MARCH 31, 2003                    DECEMBER 31, 2002                    DECEMBER 31, 2001
                       --------------------------------   ---------------------------------   -----------------------------------
                        FIXED     ADJUSTABLE               FIXED     ADJUSTABLE                            ADJUSTABLE
                         RATE        RATE       TOTAL       RATE        RATE        TOTAL     FIXED RATE      RATE        TOTAL
                       --------   ----------   --------   --------   ----------   ---------   ----------   ----------   ---------
                                 (UNAUDITED)                     (DOLLARS IN THOUSANDS)
Principal amount of
  mortgage loans.....  $ 47,371    $ 29,560    $ 76,931   $ 71,127    $ 31,365    $ 102,492   $ 105,849     $ 45,535    $ 151,384
Net premium
  (discount) and
  deferred costs.....       520        (153)        367        982        (152)         830       1,442         (167)       1,275
Loan loss allowance..      (192)       (203)       (395)      (377)       (194)        (571)       (553)        (224)        (777)
                       --------    --------    --------   --------    --------    ---------   ---------     --------    ---------
Carrying value of
  mortgage loans.....  $ 47,699    $ 29,204    $ 76,903   $ 71,732    $ 31,019    $ 102,751   $ 106,738     $ 45,144    $ 151,882
                       ========    ========    ========   ========    ========    =========   =========     ========    =========

     Hanover's securitizations were issued with various call provisions, generally allowing for the termination of the securitization at the earlier of a certain date or when the outstanding collateral balance is less than a certain percentage of the original collateral balance. During December 2002, Hanover exercised the call provisions of its 1998-A securitization. In February 2003, Hanover sold the underlying mortgage loans and realized aggregate net proceeds of $1,365,000 and a gain of $123,000. As of December 31, 2002, Group 3 of Hanover's 1998-B securitization was callable. During January 2003, Hanover exercised the call provisions of its 1998-B securitization and in March 2003, sold the underlying mortgage loans and realized aggregate net proceeds of $5,930,000 and a gain of $3,052,000.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

4.  MORTGAGE SECURITIES

                  FIXED-RATE AGENCY MORTGAGE-BACKED SECURITIES

                                                   MARCH 31, 2003                           DECEMBER, 31, 2002
                                     ------------------------------------------   --------------------------------------
                                     AVAILABLE   HELD TO                          AVAILABLE   HELD TO
                                     FOR SALE    MATURITY   TRADING     TOTAL     FOR SALE    MATURITY   TRADING   TOTAL
                                     ---------   --------   --------   --------   ---------   --------   -------   -----
                                                                   (UNAUDITED)
Principal balance of mortgage
  securities.......................  $ 12,190     $  --     $     --   $ 12,190     $  --      $  --      $  --    $ --
Net premium (discount) and deferred
  costs............................       149        --           --        149        --         --         --      --
                                     --------     -----     --------   --------     -----      -----      -----    -----
Total amortized cost of mortgage
  securities.......................    12,339        --           --     12,339        --         --         --      --
Net unrealized gain (loss).........       177        --           --        177        --         --         --      --
                                     --------     -----     --------   --------     -----      -----      -----    -----
Carrying value of mortgage
  securities.......................  $ 12,516     $  --     $     --   $ 12,516     $  --      $  --      $  --    $ --
                                     ========     =====     ========   ========     =====      =====      =====    =====

                                                 DECEMBER 31, 2001
                                     ------------------------------------------
                                     AVAILABLE   HELD TO
                                     FOR SALE    MATURITY   TRADING     TOTAL
                                     ---------   --------   --------   --------
                                              (UNAUDITED)
Principal balance of mortgage
  securities.......................   $ 1,378     $  --     $ 25,251   $ 26,629
Net premium (discount) and deferred
  costs............................        70        --        2,258      2,328
                                      -------     -----     --------   --------
Total amortized cost of mortgage
  securities.......................     1,448        --       27,509     28,957
Net unrealized gain (loss).........        62        --           45        107
                                      -------     -----     --------   --------
Carrying value of mortgage
  securities.......................   $ 1,510     $  --     $ 27,554   $ 29,064
                                      =======     =====     ========   ========

               FIXED-RATE SUBORDINATE MORTGAGE-BACKED SECURITIES

                                                            MARCH 31, 2003                             DECEMBER 31, 2002
                                        ------------------------------------------------------   ------------------------------
                                        AVAILABLE   HELD TO              COLLATERAL              AVAILABLE   HELD TO
                                        FOR SALE    MATURITY   TRADING    FOR CMOS     TOTAL     FOR SALE    MATURITY   TRADING
                                        ---------   --------   -------   ----------   --------   ---------   --------   -------
                                                                        (UNAUDITED)
Principal balance of mortgage
  securities..........................  $ 27,412     $  --      $  --       $  --     $ 27,412   $ 17,472     $  --     $ 3,433
Net premium (discount) and deferred
  costs...............................   (14,678)       --         --          --      (14,678)    (9,164)       --        (510)
                                        --------     -----      -----       -----     --------   --------     -----     -------
Total amortized cost of mortgage
  securities..........................    12,734        --         --          --       12,734      8,308        --       2,923
Loan loss allowance...................      (357)       --         --          --         (357)      (182)       --          --
Net unrealized gain (loss)............       935        --         --          --          935        434        --         348
                                        --------     -----      -----       -----     --------   --------     -----     -------
Carrying value of mortgage
  securities..........................  $ 13,312     $  --      $  --       $  --     $ 13,312   $  8,560     $  --     $ 3,271
                                        ========     =====      =====       =====     ========   ========     =====     =======

                                          DECEMBER 31, 2002                       DECEMBER 31, 2001
                                        ---------------------   ------------------------------------------------------
                                        COLLATERAL              AVAILABLE   HELD TO              COLLATERAL
                                         FOR CMOS     TOTAL     FOR SALE    MATURITY   TRADING    FOR CMOS     TOTAL
                                        ----------   --------   ---------   --------   -------   ----------   --------
                                                                   (UNAUDITED)
Principal balance of mortgage
  securities..........................   $ 12,636    $ 33,541    $ 6,561     $  --     $ 6,433    $ 12,926    $ 25,920
Net premium (discount) and deferred
  costs...............................     (2,466)    (12,140)    (3,440)       --      (2,452)     (2,742)     (8,634)
                                         --------    --------    -------     -----     -------    --------    --------
Total amortized cost of mortgage
  securities..........................     10,170      21,401      3,121        --       3,981      10,184      17,286
Loan loss allowance...................       (365)       (547)      (221)       --          --        (344)       (565)
Net unrealized gain (loss)............         --         782        623        --         792          --       1,415
                                         --------    --------    -------     -----     -------    --------    --------
Carrying value of mortgage
  securities..........................   $  9,805    $ 21,636    $ 3,523     $  --     $ 4,773    $  9,840    $ 18,136
                                         ========    ========    =======     =====     =======    ========    ========

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

4.  MORTGAGE SECURITIES (CONTINUED)

             ADJUSTABLE-RATE SUBORDINATE MORTGAGE-BACKED SECURITIES

                                                                MARCH 31, 2003                             DECEMBER 31, 2002
                                             -----------------------------------------------------   ------------------------------
                                             AVAILABLE   HELD TO              COLLATERAL             AVAILABLE   HELD TO
                                             FOR SALE    MATURITY   TRADING    FOR CMOS     TOTAL    FOR SALE    MATURITY   TRADING
                                             ---------   --------   -------   ----------   -------   ---------   --------   -------
                                                                            (UNAUDITED)
Principal balance of mortgage securities...   $ 8,623     $  --      $  --       $  --     $ 8,623    $ 2,121     $  --      $  --
Net premium (discount) and deferred
  costs....................................    (4,611)       --         --          --      (4,611)      (963)       --         --
                                              -------     -----      -----       -----     -------    -------     -----      -----
Total amortized cost of mortgage
  securities...............................     4,012        --         --          --       4,012      1,158        --         --
Loan loss allowance........................       (77)       --         --          --         (77)       (25)       --         --
Net unrealized gain (loss).................       201        --         --          --         201          2        --         --
                                              -------     -----      -----       -----     -------    -------     -----      -----
Carrying value of mortgage securities......   $ 4,136     $  --      $  --       $  --     $ 4,136    $ 1,135     $  --      $  --
                                              =======     =====      =====       =====     =======    =======     =====      =====

                                              DECEMBER 31, 2002                       DECEMBER 31, 2001
                                             --------------------   -----------------------------------------------------
                                             COLLATERAL             AVAILABLE   HELD TO              COLLATERAL
                                              FOR CMOS     TOTAL    FOR SALE    MATURITY   TRADING    FOR CMOS     TOTAL
                                             ----------   -------   ---------   --------   -------   ----------   -------
                                                                       (UNAUDITED)
Principal balance of mortgage securities...     $  --     $ 2,121     $  --      $  --     $ 3,692      $  --     $ 3,692
Net premium (discount) and deferred
  costs....................................        --        (963)       --         --        (997)        --        (997)
                                                -----     -------     -----      -----     -------      -----     -------
Total amortized cost of mortgage
  securities...............................        --       1,158        --         --       2,695         --       2,695
Loan loss allowance........................        --         (25)       --         --          --         --          --
Net unrealized gain (loss).................        --           2        --         --         (13)        --         (13)
                                                -----     -------     -----      -----     -------      -----     -------
Carrying value of mortgage securities......     $  --     $ 1,135     $  --      $  --     $ 2,682      $  --     $ 2,682
                                                =====     =======     =====      =====     =======      =====     =======

                     DERIVATIVE MORTGAGE-BACKED SECURITIES

                                                   MARCH 31, 2003                                DECEMBER 31, 2002
                                    --------------------------------------------   ---------------------------------------------
                                     INTEREST-    PRINCIPAL-                        INTEREST-    PRINCIPAL-
                                    ONLY STRIPS   ONLY STRIPS                      ONLY STRIPS   ONLY STRIPS
                                     AVAILABLE      HELD TO                         AVAILABLE      HELD TO
                                     FOR SALE      MATURITY     TRADING   TOTAL     FOR SALE      MATURITY     TRADING    TOTAL
                                    -----------   -----------   -------   ------   -----------   -----------   -------   -------
                                                                      (UNAUDITED)
Principal balance of mortgage
  securities......................     $  --         $  --        $--     $   --      $  --         $ 681        $--     $   681
Net premium (discount) and
  deferred costs..................        --            --         --         --        339          (122)        --         217
                                       -----         -----        ---     ------      -----         -----        ---     -------
Total amortized cost of mortgage
  securities......................        --            --         --         --        339           559         --         898
Loan loss allowance...............        --            --         --         --         --            --         --          --
Net unrealized gain (loss)........        --            --         --         --        234            --         --         234
                                       -----         -----        ---     ------      -----         -----        ---     -------
Carrying value of mortgage
  securities......................     $  --         $  --        $--     $   --      $ 573         $ 559        $--     $ 1,132
                                       =====         =====        ===     ======      =====         =====        ===     =======

                                                  DECEMBER 31, 2001
                                    ---------------------------------------------
                                     INTEREST-    PRINCIPAL-
                                    ONLY STRIPS   ONLY STRIPS
                                     AVAILABLE      HELD TO
                                     FOR SALE      MATURITY     TRADING    TOTAL
                                    -----------   -----------   -------   -------
                                               (UNAUDITED)
Principal balance of mortgage
  securities......................    $   --        $  929        $--     $   929
Net premium (discount) and
  deferred costs..................       639          (161)        --         478
                                      ------        ------        ---     -------
Total amortized cost of mortgage
  securities......................       639           768         --       1,407
Loan loss allowance...............        --            --         --          --
Net unrealized gain (loss)........      (106)           --         --        (106)
                                      ------        ------        ---     -------
Carrying value of mortgage
  securities......................    $  533        $  768        $--     $ 1,301
                                      ======        ======        ===     =======

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)
     The carrying values of the Company's mortgage securities by average life as of December 31, 2002 are as follows (dollars in thousands):

                                               AVAILABLE   HELD TO              COLLATERAL
AVERAGE LIFE                                   FOR SALE    MATURITY   TRADING    FOR CMOS
------------                                   ---------   --------   -------   ----------
Less than five years.........................  $  1,325     $ 352     $    --     $ 9,785
Five to ten years............................     7,799       207       3,271          20
More than ten years..........................     1,144        --          --          --
                                               --------     -----     -------     -------
                                               $ 10,268     $ 559     $ 3,271     $ 9,805
                                               ========     =====     =======     =======

     Actual maturities may differ from stated maturities because borrowers usually have the right to prepay certain obligations, oftentimes without penalties. Maturities of mortgage securities depend on the repayment characteristics and experience of the underlying mortgage loans.

     The proceeds and gross realized gain (loss) from sales of available for sale mortgage securities were as follows (dollars in thousands):

                                                          THREE MONTHS ENDED MARCH 31,
                                         ---------------------------------------------------------------
                                                      2003                             2002
                                         ------------------------------   ------------------------------
                                                     GROSS      GROSS                 GROSS      GROSS
                                                    REALIZED   REALIZED              REALIZED   REALIZED
                                         PROCEEDS     GAIN       LOSS     PROCEEDS     GAIN       LOSS
                                         --------   --------   --------   --------   --------   --------
                                                                   (UNAUDITED)
Sale of subordinate MBS................   $ 514      $ 108       $--       $ 300      $ 159       $--

                                                           YEAR ENDED DECEMBER 31,
                       ------------------------------------------------------------------------------------------------
                                    2002                             2001                             2000
                       ------------------------------   ------------------------------   ------------------------------
                                   GROSS      GROSS                 GROSS      GROSS                 GROSS      GROSS
                                  REALIZED   REALIZED              REALIZED   REALIZED              REALIZED   REALIZED
                       PROCEEDS     GAIN       LOSS     PROCEEDS     GAIN       LOSS     PROCEEDS     GAIN       LOSS
                       --------   --------   --------   --------   --------   --------   --------   --------   --------
Sale of subordinate
  MBS................  $ 7,288    $ 1,771      $ (3)    $ 16,079   $ 3,585      $ (2)    $ 5,882    $ 1,248     $  --
Sale of Agency pass-
  through MBS........    1,307         55        --           --        --        --      39,881         --      (429)

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

5.  CONCENTRATION OF CREDIT RISK

     MORTGAGE LOANS -- The Company's exposure to credit risk associated with its investment activities is measured on an individual customer basis as well as by groups of customers that share similar attributes. In the normal course of its business, the Company has concentrations of credit risk in its mortgage portfolio for the loans in certain geographic areas. The percent of the total principal amount of loans outstanding in any one state equal to or exceeding 5% of the principal amount of mortgage loans are as follows:

                             MORTGAGE LOANS HELD AS
                              COLLATERAL FOR CMOS

                                         MARCH 31, 2003   DECEMBER 31, 2002
                                         --------------   -----------------
                                          (UNAUDITED)
Texas.................................         13%               12%
California............................         12                12
Florida...............................         11                15
Connecticut...........................          6                 5
Maryland..............................          5                 5
                                               --                --
Total.................................         47%               49%
                                               ==                ==

     The Company did not have any material concentrations of credit risk in its held for sale category at March 31, 2003 and December 31, 2002.

     MORTGAGE SECURITIES -- The Company's exposure to credit risk associated with its investment activities is measured on an individual security basis as well as by groups of securities that share similar attributes. In certain instances, the Company has concentrations of credit risk in its mortgage securities portfolio for the securities of certain issuers. Management believes exposure to credit risk associated with purchased Agency mortgage securities is minimal due to the guarantees provided by the Agency.

                     CONCENTRATION OF CREDIT RISK BY ISSUER

                                           MARCH 31, 2003                        DECEMBER 31, 2002
                       ------------------------------------------------------   --------------------
                                     HELD               COLLATERAL                            HELD
                       AVAILABLE      TO                   FOR                  AVAILABLE      TO
ISSUER                 FOR SALE    MATURITY   TRADING      CMOS       TOTAL     FOR SALE    MATURITY
------                 ---------   --------   -------   ----------   --------   ---------   --------
                                                  (UNAUDITED)
FNMA.................  $ 12,516      $ --     $   --      $   --     $ 12,516   $     --     $  --
Hanover Capital
  1998-B.............        --        --         --          --           --        573       559
Issuer 1.............     2,890        --         --          --        2,890        507        --
Issuer 2.............     4,755        --         --          --        4,755      2,150        --
Issuer 3.............       915        --         --          --          915        507        --
Issuer 4.............     2,704        --         --          --        2,704        626        --
Issuer 5.............       504        --         --          --          504        903        --
Issuer 6.............       275        --         --          --          275        273        --
Issuer 7.............     4,138        --         --          --        4,138      4,060        --
Issuer 8.............       681        --         --          --          681        669        --
Issuer 9.............       586        --         --          --          586         --        --
                       --------      ----     ------      ------     --------   --------     -----
  Total..............  $ 29,964      $ --     $   --      $   --     $ 29,964   $ 10,268     $ 559
                       ========      ====     ======      ======     ========   ========     =====

                              DECEMBER 31, 2002
                       -------------------------------
                                 COLLATERAL
                                    FOR
ISSUER                 TRADING      CMOS       TOTAL
------                 -------   ----------   --------
                           (UNAUDITED)
FNMA.................  $    --    $    --     $     --
Hanover Capital
  1998-B.............       --      9,805       10,937
Issuer 1.............       --         --          507
Issuer 2.............       --         --        2,150
Issuer 3.............       --         --          507
Issuer 4.............    1,298         --        1,924
Issuer 5.............    1,371         --        2,274
Issuer 6.............      230         --          503
Issuer 7.............      372         --        4,432
Issuer 8.............       --         --          669
Issuer 9.............       --         --           --
                       -------    -------     --------
  Total..............  $ 3,271    $ 9,805     $ 23,903
                       =======    =======     ========

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     CASH AND OVERNIGHT INVESTMENTS -- The Company has cash and cash equivalents in major financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 per institution for each legal entity. At March 31, 2003 and December 31, 2002, the Company had amounts on deposit with the financial institutions in excess of FDIC limits. At March 31, 2003 and December 31, 2002, the Company had overnight investments of $13,091,000 and $10,026,000 primarily in Money Market mutual funds invested in government securities. The Company limits its risk by placing its cash and cash equivalents in high quality financial institutions, Federal Agency notes or mutual funds of government securities.

6.  LOAN LOSS ALLOWANCE

     The following table summarizes the activity in the loan loss allowance (dollars in thousands):

                                      THREE MONTHS ENDED
                                          MARCH 31,         YEARS ENDED DECEMBER 31,
                                      ------------------   ---------------------------
                                       2003       2002      2002      2001      2000
                                      -------    -------   -------   -------   -------
                                         (UNAUDITED)
Balance, beginning of period........  $ 1,143    $ 1,342   $ 1,342   $ 1,724   $   799
Loan loss provision.................      271         54       393       709       875
Transfers from related company......       --         --        --        --       729
Sales...............................     (575)      (157)     (197)     (852)     (593)
Charge-offs.........................      (10)        (9)     (395)     (241)      (92)
Recoveries..........................       --         --        --         2         6
                                      -------    -------   -------   -------   -------
Balance, end of period..............  $   829    $ 1,230   $ 1,143   $ 1,342   $ 1,724
                                      =======    =======   =======   =======   =======

7.  EQUITY INVESTMENTS

     As of and for the six months ended June 30, 2002 and for the years ended December 31, 2001 and 2000, Hanover owned 100% of the non-voting preferred stock of HCP, HT and HCP-2. These ownership interests entitled Hanover to receive 97% of the earnings or losses of HCP and HT and 99% of the earnings or losses of HCP-2. As discussed in Note 1 to the Consolidated Financial Statements, effective July 1, 2002, Hanover acquired 100% of the common stock of HCP, HT and HCP-2; therefore, for the periods ending after June 30, 2002, the financial statements of HCP, HT and HCP-2 will be consolidated with the financial statements of Hanover.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

7.  EQUITY INVESTMENTS (CONTINUED)

     The table below reflects the activity recorded in Hanover's equity investments (dollars in thousands):

                                                                       THREE MONTHS ENDED MARCH 31,
                                                              -----------------------------------------------
                                                                                   2002
                                                              -----------------------------------------------
                                                                HCP       HTC      HDMF-I    HCP-2    TOTAL
                                                              -------   --------   -------   -----   --------
                                                                                (UNAUDITED)
Beginning balance...........................................  $ 1,808   $ (4,789)  $   80    $ --    $ (2,901)
Capital contribution........................................       --        470    3,890      --       4,360
Applicable % of net income (loss)...........................       26         27      (21)     25          57
Applicable % of comprehensive loss..........................       --         --       --      --          --
Distributions...............................................       --         --       --      --          --
Impact of acquisition of subsidiaries' common stock.........       --         --       --      --          --
                                                              -------   --------   -------   ----    --------
Ending balance..............................................  $ 1,834   $ (4,292)  $3,949    $ 25    $  1,516
                                                              =======   ========   =======   ====    ========

                                                                YEARS ENDED DECEMBER 31,
                                ----------------------------------------------------------------------------------------
                                                     2002                                          2001
                                -----------------------------------------------   --------------------------------------
                                  HCP        HT      HCP-2   HDMF-I     TOTAL       HCP        HT      HDMF-I    TOTAL
                                -------   --------   -----   -------   --------   -------   --------   ------   --------
Beginning balance.............  $ 1,808   $ (4,789)  $ --    $    80   $ (2,901)  $ 1,765   $ (1,526)   $ --    $    239
Capital contribution..........       --        470     --      5,859      6,329        --         --     115         115
Applicable % of net income
  (loss)......................      112        655    (19)       157        905        43     (3,263)    (35)     (3,255)
Applicable % of comprehensive
  loss........................       --         --     --         --         --        --         --      --          --
Distributions.................       --         --     --     (1,458)    (1,458)       --         --      --          --
Impact of acquisition of
  subsidiaries' common
  stock.......................   (1,920)     3,664     19         --      1,763        --         --      --          --
                                -------   --------   ----    -------   --------   -------   --------    ----    --------
Ending balance................  $    --   $     --   $ --    $ 4,638   $  4,638   $ 1,808   $ (4,789)   $ 80    $ (2,901)
                                =======   ========   ====    =======   ========   =======   ========    ====    ========

                                  YEARS ENDED DECEMBER 31,
                                ----------------------------
                                            2000
                                ----------------------------
                                  HCP        HT       TOTAL
                                -------   --------   -------
Beginning balance.............  $ 1,466   $    (30)  $ 1,436
Capital contribution..........       --         --        --
Applicable % of net income
  (loss)......................      455     (1,496)   (1,041)
Applicable % of comprehensive
  loss........................     (156)        --      (156)
Distributions.................       --         --        --
Impact of acquisition of
  subsidiaries' common
  stock.......................       --         --        --
                                -------   --------   -------
Ending balance................  $ 1,765   $ (1,526)  $   239
                                =======   ========   =======

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

8.  NOTES RECEIVABLE AND DUE FROM RELATED PARTIES

     Hanover had the following loans outstanding to four executive officers ("Principals") (dollars in thousands):

                                NOTES RECEIVABLE

                               MARCH 31,    DECEMBER 31,   INTEREST
                                 2003           2002         RATE     MATURITY DATE
                              -----------   ------------   --------   --------------
                              (UNAUDITED)
Principals..................    $   483       $   483        6.02%    September 2007
                                  1,267         1,267        5.70     September 2007
                                     --           813        5.51       March 2003
                                -------       -------
                                $ 1,750       $ 2,563
                                =======       =======

     The loans to Principals are partially secured solely by 116,667 shares of Hanover's common stock owned by the Principals, collectively.

     Included in other assets in the Consolidated Balance Sheet is a receivable from HDMF-I of $123,000 and $101,000 at March 31, 2003 and December 31, 2002, respectively.

9.  REVERSE REPURCHASE AGREEMENTS

     Information pertaining to reverse repurchase agreement financing is summarized as follows (dollars in thousands):

                     REVERSE REPURCHASE AGREEMENT FINANCING

                                         THREE MONTHS ENDED
                                           MARCH 31, 2003           YEAR ENDED DECEMBER 31, 2002    YEAR ENDED DECEMBER 31, 2001
                                    -----------------------------   -----------------------------   -----------------------------
                                    RETAINED CMO   OTHER MORTGAGE   RETAINED CMO   OTHER MORTGAGE   RETAINED CMO   OTHER MORTGAGE
                                     SECURITIES      SECURITIES      SECURITIES      SECURITIES      SECURITIES      SECURITIES
                                    ------------   --------------   ------------   --------------   ------------   --------------
                                             (UNAUDITED)
REVERSE REPURCHASE AGREEMENTS
Balance of borrowing at end of
 period...........................    $ 1,461         $ 21,551        $ 1,698         $  4,585        $  1,910        $ 31,428
Average borrowing balance during
 the period.......................    $ 1,647         $  5,784        $ 1,786         $ 12,538        $  2,536        $ 15,817
Average interest rate during the
 period...........................       2.61%            2.56%          2.97%            3.37%           7.16%           6.58%
Maximum month-end borrowing
 balance during the period........    $ 1,679         $ 21,602        $ 1,889         $ 28,899        $  3,626        $ 33,496
COLLATERAL UNDERLYING THE
 AGREEMENTS
Balance at end of period --
 carrying value...................    $ 6,729         $ 26,835        $ 9,922         $  7,310        $ 10,626        $ 38,354

     Retained CMO securities represent the Company's net investment in the CMOs issued by the Company. Other Mortgage Securities are Mortgage Securities that the Company has purchased or created in transactions other than CMOs.

     At March 31, 2003 and December 31, 2002, the Company had available capacity to borrow $10 million under a committed reverse repurchase line of credit. This committed line matures on April 26, 2004.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     Additional information pertaining to individual reverse repurchase agreement lenders is summarized as follows (dollars in thousands):

                                                           MARCH 31, 2003
                                             -------------------------------------------
                                              REVERSE
                                             REPURCHASE   UNDERLYING   WEIGHTED AVERAGE
LENDER                  TYPE OF COLLATERAL   FINANCING    COLLATERAL     MATURITY DATE
------                 --------------------  ----------   ----------   -----------------
                                                             (UNAUDITED)
Lender A                   Retained CMO       $  1,461     $  6,729     April 26, 2004
  (committed)........       Securities
Lender A.............  Mortgage Securities       1,750        2,767    April 2003(a)
Lender B.............  Mortgage Securities       2,091        3,434    April 2003(a)
Lender C.............  Mortgage Securities       1,925        2,792    April 2003(a)
Lender D.............  Mortgage Securities      14,998       16,571    April 2003(a)
Lender E.............  Mortgage Securities         444          763    April 2003(a)
Lender F.............  Mortgage Securities         343          507    April 2003
                                              --------     --------
Total................                         $ 23,012     $ 33,563
                                              ========     ========

                                   DECEMBER 31, 2002
                       ------------------------------------------
                        REVERSE
                       REPURCHASE   UNDERLYING   WEIGHTED AVERAGE
LENDER                 FINANCING    COLLATERAL    MATURITY DATE
------                 ----------   ----------   ----------------

Lender A                $ 1,698      $  9,922     March 27, 2003
  (committed)........
Lender A.............       578         1,133    January 2003(a)
Lender B.............        --            --    January 2003(a)
Lender C.............     2,354         3,689    January 2003(a)
Lender D.............     1,028         1,390    January 2003(a)
Lender E.............       625         1,098    January 2003(a)
Lender F.............        --            --    --
                        -------      --------
Total................   $ 6,283      $ 17,232
                        =======      ========

---------------

(a) These borrowings are pursuant to uncommitted lines of credit which are typically renewed every 30 days.

10.  CMO BORROWING, SECURITIZED SALE AND MANAGED MORTGAGED LOANS

     The Company has executed five securitization transactions since April 1998. Four of these transactions were structured as financings, and one of these transactions ("Hanover 1998-B") was structured as a sale transaction. In the financing transactions, the Company pledged mortgage loans to secure CMOs. These mortgage loans are treated as assets of the Company and the CMOs are treated as debt of the Company. In contrast, the mortgage loans financed through the issuance of Hanover 1998-B were treated as having been sold, and the corresponding debt is not treated as debt of the Company.

     COLLATERALIZED MORTGAGE OBLIGATIONS (CMOS) -- Borrower remittances received on the CMO collateral are used to make payments on the CMOs. The obligations of the CMO are payable solely from the underlying mortgage loans collateralizing the debt and otherwise are non-recourse to the Company. The maturity of each class of CMO is directly affected by principal prepayments on the related CMO collateral. Each class of CMO is also subject to redemption according to specific terms of the respective indenture agreements. As a result, the actual maturity of any class of CMO is likely to occur earlier than its stated maturity.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     Information pertaining to the CMOs is summarized as follows (dollars in thousands):

                                      AS OF AND FOR THE THREE MONTHS ENDED
                                                 MARCH 31, 2003
                              ----------------------------------------------------
                               2000-A     1999-B     1999-A     1998-A     TOTAL
                              --------   --------   --------   --------   --------
                                                  (UNAUDITED)
Balance of borrowing at end
  of period.................  $  2,086   $ 28,807   $ 39,281   $     --   $ 70,174
Average borrowing balance
  during the period.........    10,083     30,742     41,076     10,519     92,420
Average interest rate during
  the period................     10.77%      2.63%      6.55%      3.47%      5.35%
Interest rate at end of
  period....................     35.20%      2.31%      6.81%      0.00%      5.81%
Maximum month-end borrowing
  balance during the
  period....................    10,726     31,635     41,696     15,842     99,899
CMO COLLATERAL
Balance at end of period --
  carrying value............  $  6,729   $ 32,209   $ 44,694   $     --   $ 83,632

                                          AS OF AND FOR THE YEAR ENDED
                                                DECEMBER 31, 2002
                              -----------------------------------------------------
                                                 SECURITIZATIONS
                              -----------------------------------------------------
                               2000-A     1999-B     1999-A     1998-A      TOTAL
                              --------   --------   --------   --------   ---------

Balance of borrowing at end
  of period.................  $ 10,737   $ 32,208   $ 43,000   $ 16,644   $ 102,589
Average borrowing balance
  during the period.........    10,821     39,858     51,612     22,681     124,972
Average interest rate during
  the period................     10.12%      3.00%      6.07%      6.77%       5.57%
Interest rate at end of
  period....................      9.88%      3.09%      6.61%      6.98%       5.91%
Maximum month-end borrowing
  balance during the
  period....................    10,887     48,115     59,537     27,864     146,403
CMO COLLATERAL
Balance at end of period --
  carrying value............  $  9,557   $ 35,667   $ 48,504   $ 18,580   $ 112,308

     During December 2002, Hanover exercised the call provisions of its 1998-A securitization. As of December 31, 2002, Group 3 of Hanover's 1998-B securitization was callable. As discussed in Note 19 to the Consolidated Financial Statements, the mortgage loans underlying the CMOs were sold during the first quarter of 2003.

     Aggregate annual principal repayments of mortgage-backed bonds based upon the expected amortization of the underlying mortgage loan collateral were as follows (dollars in thousands):

                                          MARCH 31,    DECEMBER 31,
YEAR                                        2003           2002
----                                     -----------   ------------
                                         (UNAUDITED)
2003...................................    $ 16,114     $  27,284
2004...................................      15,925        20,037
2005...................................      11,912        14,872
2006...................................       8,887        11,014
2007...................................       6,610         8,135
Thereafter.............................      17,483        21,150
                                           --------     ---------
                                           $ 76,931     $ 102,492
                                           ========     =========

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     SECURITIZED SALE -- At December 31, 2002, the Company had a remaining investment of $10,937,000 in securities retained from Hanover 1998-B; these securities had a fair value of $12,098,000. The Company determines the fair value of these securities by obtaining market quotes from a third party dealer firm. In providing these quotes, the dealer firm used the following assumptions for the Hanover 1998-B securities:

TYPE OF                                                            PREPAYMENT
SECURITY                  CREDIT RATING   SPREAD   DISCOUNT RATE     SPEED      AVERAGE LIFE
--------                  -------------   ------   -------------   ----------   ------------
Subordinate.............    AA/AAA          265bp      4.30-4.10%  25-35% CPR     0-1 years
Subordinate.............    A/AA+           365        5.03-6.30   25-35                0-4
Subordinate.............    BBB/A+          615        8.80-9.11   25-35                  4
Subordinate.............    BB/BB+         1115      13.80-14.11   25-35                  4
Subordinate.............     B/B           1515      17.80-18.11   25-35                  4
Subordinate.............   Unrated           --      80.03-93.18   25-35                3-4
Interest-only...........   AAA/AAA           --             0.00   50-60                0-1
Principal-only..........   AAA/AAA           --             5.00            0          4-14

     Discount rates in the market for subordinate securities are typically quoted based on the assumption that the securities will not incur any losses, notwithstanding the fact that market makers expect that these securities will incur losses. The exposure of these securities to credit losses is reflected in the quoted discount rates. Although dealer firms do not typically quote credit loss assumptions, the Company monitors and projects the credit losses on its portfolio. The Company assumes that the mortgage loans in the Hanover 1998-B securitization will default at an annual rate of 0.30% per year, and the Company will recover 75% of the principal balance of the defaulted mortgage loans. Using these assumptions, the quoted prices for the unrated subordinate securities result in an annualized yield of 80% -- 93%. This default rate assumption results in projected cumulative losses of $116,000, or 0.04% of the original principal balance of the mortgage loans in the Hanover 1998-B securitization.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     The following tables show the impact of a change of each of the foregoing assumptions on the fair value of the related securities (dollars in thousands):

                          SENSITIVITY TO DISCOUNT RATE

                                                        CHANGE IN
                       TYPE OF                          DISCOUNT    DECLINE IN
                       SECURITY                           RATE        VALUE
                       --------                         ---------   ----------
Subordinate...........................................  + 100 bp    $  177,000
                                                        + 200 bp       347,000

Interest-Only.........................................  + 500 bp    $    2,000
                                                        +1000 bp         4,000

Principal-Only........................................  +  25 bp    $    7,000
                                                        +  50 bp        15,000

                        SENSITIVITY TO PREPAYMENT SPEED

                      TYPE OF                                         DECLINE IN
                      SECURITY                        PAYMENT SPEED     VALUE
                      --------                        -------------   ----------
Subordinate.........................................   25-35% CPR      $     --
                                                            15-25       139,000
                                                             5-15       291,000

Interest-Only.......................................        50-60      $     --
                                                            60-70        24,000
                                                            70-80        37,000

Principal-Only......................................            0      $     --

                         SENSITIVITY TO LOSS ASSUMPTION

                                                ANNUAL
                   TYPE OF                      DEFAULT   CUMULATIVE   DECLINE IN
                   SECURITY                      RATE       LOSSES       VALUE
                   --------                     -------   ----------   ----------
Subordinate...................................   0.30%       0.04%     $       --
                                                 0.90%       0.11%         24,000
                                                 3.00%       0.35%        239,000

     The foregoing sensitivity analysis is designed to assist the reader in evaluating the impact that changes in interest rates, prepayment speeds or default rates would have on the value of the securities retained in the Hanover 1998-B securitization. This analysis is based on projected cash flows. The projections were prepared based on a number of simplifying assumptions, including but not limited to the following: (i) all of the loans will prepay at the indicated speeds; (ii) all borrowers pay a full month's interest if they prepay their loans; (iii) there are no delinquencies on the underlying mortgage loans and (iv) the securities are not called. Actual results will differ from projected results.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     MANAGED MORTGAGE WHOLE LOANS -- The following table presents certain information relating to all mortgage loans securitized by the Company or owned by the Company (dollars in thousands):

                                 MANAGED ASSETS

                                                         MARCH 31, 2003     DECEMBER 31, 2002
                                                        -----------------   -----------------
                                                        PRINCIPAL BALANCE   PRINCIPAL BALANCE
                                                        -----------------   -----------------
                                                           (UNAUDITED)
Mortgage loans held for sale..........................      $    544            $     547
Mortgage loans collateralizing on-balance sheet
  CMOs................................................        76,931              102,492
Mortgage loans collateralizing off-balance sheet
  securitization executed by the Company..............            --               68,540
                                                            --------            ---------
Total mortgage loans purchased and managed by the
  Company.............................................      $ 77,475            $ 171,579
                                                            ========            =========

                                                           DELINQUENCY         DELINQUENCY
                                                              RATES               RATES
                                                        -----------------   -----------------
                                                           (UNAUDITED)
30-59 days delinquent.................................         14.44%               8.49%
60-89 days delinquent.................................          3.35                1.68
90 or more days delinquent............................          5.45                3.47
Loans in foreclosure..................................          2.49                1.03
Real estate owned.....................................          0.74                0.43

     The Company realized credit losses of $10,000 and $347,000 on the foregoing assets for the three months ended March 31, 2003 and for the year ended December 31, 2002.

11.  EMPLOYEE BENEFIT PLANS

     401(K) PLAN -- The Company participates in the HCP retirement plan ("401(k) Plan"). The 401(k) Plan is available to all full-time company employees with at least 3 months of service. The Company can, at its option, make a discretionary matching contribution to the 401(k) Plan. For the years ended December 31, 2002, 2001 and 2000, expense related to the 401(k) Plan was $66,487, $21,444 and $21,987, respectively. The expense related to the 401(k) Plan for the year ended December 31, 2002 includes $51,273 for HCP and HT for the six months ended December 31, 2002.

     HANOVER STOCK OPTION PLANS -- Hanover has adopted two stock option plans:
(i) the 1997 Executive and Non-Employee Director Stock Option Plan (the "1997 Stock Option Plan") and (ii) the 1999 Equity Incentive Plan (the "1999 Stock Option Plan", together with the 1997 Stock Option Plan, the "Stock Option Plans"). The purpose of the Stock Option Plans is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to afford additional incentive to others to increase their efforts in providing significant services to the Company.

     1997 Stock Option Plan -- The 1997 Stock Option Plan provides for the grant of qualified incentive stock options, stock options not so qualified, restricted stock, performance shares, stock appreciation rights and other equity-based compensation. The 1997 Stock Option Plan authorized the grant of options to purchase, and limited stock awards of, an aggregate of up to 325,333 shares of Hanover's common stock.

     Of the stock options granted by the Compensation Committee pursuant to the 1997 Stock Option Plan, stock options granted to the Principals to purchase an aggregate of 162,664 shares of Hanover's

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

common stock at Hanover's initial offering price vested ratably over a 48-month period from the date of the grant and, at December 31, 2002, are fully vested. Stock options granted to the non-employee directors to purchase an aggregate of 8,000 shares of Hanover's common stock are exercisable when issued. The remaining stock options granted by the Compensation Committee pursuant to the 1997 Stock Option Plan were contingent and would have vested, subject to other vesting requirements imposed by the Compensation Committee, in full or in part on any September 30 beginning with September 30, 1998 and ending with September 30, 2002 (each, an "Earn-out Measuring Date"). No vesting occurred on any Earn-out Measuring Dates. To maintain a tie between executive compensation and Hanover's corporate performance, effective July 1, 2002, Hanover revised the vesting targets and Earn-out Measuring Dates related to stock options granted to the Principals to purchase an aggregate of 80,160 shares of Hanover's common stock. Hanover cancelled the original options issued to the Principals and reissued new stock options with the same exercise price of $15.75 but vesting in full or in part on any July 1 beginning with July 1, 2003 and ending with July 1, 2007. The new vesting targets are based on the July 1, 2002 stock price rather than Hanover's initial offering price. All other stock options granted pursuant to the 1997 Stock Option Plan have expired.

     1999 Stock Option Plan -- The 1999 Stock Option Plan authorizes the grant of options of up to 550,710 shares of Hanover's common stock.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     Transactions for the three months ended March 31, 2003 and for the years ended December 31, 2002, 2001 and 2000 relating to the Hanover 1997 and 1999 Stock Option Plans are as follows:

                                                          # OF OPTIONS FOR
                                                              SHARES
                                                         ------------------              WEIGHTED
                                                          1997       1999     EXERCISE   EXERCISE
                                                          PLAN       PLAN      PRICE      PRICE
                                                         -------   --------   --------   --------
Outstanding at December 31, 1999.......................  295,324                         $ 15.350
                                                                                         ========
                                                                    270,250              $  4.625
                                                                                         ========
STOCK OPTION ACTIVITY -- 2000
Granted -- May 18, 2000................................             282,210   $ 3.875
Cancelled..............................................   (6,250)              15.750
Cancelled..............................................   (2,000)              15.940
Cancelled..............................................             (13,750)    3.875
Cancelled..............................................             (17,500)    4.625
                                                         -------   --------
Outstanding at December 31, 2000.......................  287,074                         $ 15.340
                                                                                         ========
                                                                    521,210              $  4.240
                                                                                         ========
STOCK OPTION ACTIVITY -- 2001
Granted -- May 24, 2001................................               4,000   $ 7.750
Cancelled..............................................   (7,750)              15.750
Cancelled..............................................              (3,333)    4.625
Cancelled..............................................              (5,000)    3.875
Exercised..............................................             (36,332)    4.625
Exercised..............................................             (26,566)    3.875
                                                         -------   --------
Outstanding at December 31, 2001.......................  279,324                         $ 15.330
                                                                                         ========
                                                                    453,979              $  4.260
                                                                                         ========
STOCK OPTION ACTIVITY -- 2002
Granted -- May 17, 2002................................               2,000   $ 9.800
Reissued -- July 1, 2002...............................   80,160               15.750
Cancelled..............................................  (86,160)              15.750
Cancelled..............................................              (6,084)    4.625
Cancelled..............................................              (6,250)    3.875
Expired................................................  (22,500)              15.750
Exercised..............................................            (126,167)    4.625
Exercised..............................................             (59,443)    3.875
                                                         -------   --------
Outstanding at December 31, 2002.......................  250,824                         $ 15.283
                                                         =======                         ========
                                                                    258,035              $  4.216
                                                                   ========              ========
STOCK OPTION ACTIVITY -- 2003
Granted -- February 25, 2003...........................              30,000   $ 7.690
                                                         -------   --------
Outstanding at March 31, 2003 (unaudited)..............  250,824                         $ 15.283
                                                         =======                         ========
                                                                    288,035              $  4.578
                                                                   ========              ========

     At March 31, 2003 and December 31, 2002, 2001 and 2000, 380,878, 350,878,
383,754 and 253,136 options, respectively, were exercisable, with exercise prices ranging from $3.875 to $18.130.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     The per share weighted average fair value of stock options granted for the three months ended March 31, 2003 and for the years ended December 31, 2002 and 2001 was $0.40, $0.10 and $1.43, respectively, at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                    YEARS ENDED
                                                   THREE MONTHS    DECEMBER 31,
                                                      ENDED        -------------
                                                  MARCH 31, 2003   2002    2001
                                                  --------------   -----   -----
                                                   (UNAUDITED)
Expected life (years)...........................          5           10      10
Risk-free interest rate.........................       3.82%        4.79%   5.49%
Volatility......................................      27.63%       26.38%  32.10%
Expected dividend yield.........................      10.94%       11.91%  10.32%

     There were no stock options granted for the three months ended March 31, 2002.

     Hanover applies APB Opinion No. 25 in accounting for its 1997 and 1999 Stock Option Plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements for the three months ended March 31, 2003 or for the years ended December 31, 2002, 2001 and 2000. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, Accounting For Stock-Based Compensation, the Company's net income would have been reduced to the pro forma amounts for the period indicated below (dollars in thousands, except per share data):

                                             THREE MONTHS     YEARS ENDED DECEMBER 31,
                                                ENDED        ---------------------------
                                            MARCH 31, 2003    2002      2001      2000
                                            --------------   -------   -------   -------
                                             (UNAUDITED)
Net earnings:
  As reported.............................     $ 2,548       $ 5,138   $ 3,160   $ 2,862
  Pro forma...............................     $ 2,536       $ 5,130   $ 3,154   $ 2,814
Earnings per share -- basic:
  As reported.............................     $  0.57       $  1.16   $  0.74   $  0.56
  Pro forma...............................     $  0.56       $  1.16   $  0.74   $  0.55
Earnings per share -- diluted:
  As reported.............................     $  0.56       $  1.15   $  0.73   $  0.56
  Pro forma...............................     $  0.55       $  1.14   $  0.73   $  0.55

     BONUS INCENTIVE COMPENSATION PLAN -- A bonus incentive compensation plan was established in 1997, whereby an annual bonus will be accrued for eligible participants of the Company. The annual bonus will be paid one-half in cash and (subject to ownership limits) one-half in shares of common stock in the following year. The Company must generate annual net income before bonus accruals that allows for a return of equity to stockholders in excess of the average weekly ten-year U.S. Treasury rate plus 4.0% before any bonus accrual is recorded. As of December 31, 2002, a bonus accrual of $198,000 was recorded and was subsequently paid during the first quarter of 2003. No such accrual was recorded in 2001 and 2000.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

12.  AFFILIATED PARTY TRANSACTIONS

     Hanover engaged HCP pursuant to a Management Agreement to render, among other things, due diligence, asset management and administrative services. The term of the Management Agreement continues until December 31, 2003 with subsequent renewal.

     The 2002, 2001 and 2000 Consolidated Statements of Income include management and administrative expenses of $345,000 (for the period January 1 through June 30, 2002), $716,000 and $634,000, respectively, relating to billings from HCP. In addition, the 2000 Consolidated Statement of Income includes commission expense of $4,000. The 2002 (for the period January 1 through June 30, 2002), 2001 and 2000 Consolidated Statements of Income also reflect a reduction in personnel expenses for a portion of salaries allocated (and billed) to HCP.

     During 2002, 2001 and 2000, Hanover recorded the following interest income generated from loans to related parties (dollars in thousands):

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                               2002     2001     2000
                                                              ------   ------   ------
Principals..................................................  $ 171    $ 184    $ 185
HCP.........................................................     40       58      265
HT..........................................................    265      368       81
HCP-2.......................................................    277        2       --
Eliminations................................................   (251)      --       --
                                                              -----    -----    -----
                                                              $ 502    $ 612    $ 531
                                                              =====    =====    =====

13.  DERIVATIVE INSTRUMENTS

  INTEREST RATE CAPS (CASH FLOW HEDGES & FREESTANDING DERIVATIVES)

     From time to time the Company buys interest rate caps when it finances fixed-rate assets with floating-rate reverse repurchase agreements and CMOs. At December 31, 2001, the Company had designated two of its interest rate caps as "cash flow hedges" and one as a "freestanding derivative." During the first quarter of 2002, the Company terminated hedge accounting for one of its cash flow hedges. At the termination date, the loss previously reported in other comprehensive income of $164,000 was reclassified through earnings. The other cash flow hedge matured in August 2002. Accordingly, at December 31, 2002 and March 31, 2003, the Company had two interest rate caps designated as freestanding derivatives. The objective in entering into these instruments is to protect the net interest margin, which represents the difference between the interest earned on assets and the interest paid on debt. Payments received on the interest rate caps are expected to partially offset increases in interest expense that could result from increases in interest rates. Currently, both interest rate caps are indexed to LIBOR. The Company considers its interest rate caps designated as freestanding derivatives additional protection against the net interest margin although they have not been specifically designated hedging instruments for accounting purposes. The Company did not recognize any gains or losses for the year ended December 31, 2002 as a result of hedge ineffectiveness for the interest rate caps previously designated as cash flow hedges. The Company recognized $161,000 of losses for the year ended December 31, 2002 in the accompanying Consolidated Statement of Income for changes in the fair value of interest rate caps designated as freestanding derivatives. The Company did not recognize any gains or losses for the three months ended March 31, 2003 for changes in the fair value of interest rate caps designated as freestanding derivatives. All of these interest rate caps relate to the payment of variable

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

interest on existing financial instruments. At December 31, 2002 and March 31, 2003, the fair value of the Company's interest rate caps was $1,000.

 FORWARD SALES OF AGENCY SECURITIES (FREESTANDING DERIVATIVES)

     For the year ended December 31, 2002, the Company entered into forward sales of government agency guaranteed securities, known as "Agency" securities, and futures contracts to manage the exposure to changes in the value of securities classified as "trading securities." The Company considers these forward sales and futures contracts to be freestanding derivatives. The objective is to offset gains or losses on the trading securities with comparable losses or gains on the forward sales or futures contracts. Generally, changes in the value of the trading securities are caused by changes in interest rates, changes in the market for MBS, and changes in the credit quality of the asset. Changes in interest rates and changes in the market for MBS will also affect the value of the forward sales of Agency securities. Changes in interest rates also affect the value of the futures contracts. (The Company does not attempt to hedge changes in the credit quality of individual assets.) The Company calculates the expected impact that changes in interest rates and the market will have on the price of the trading securities, the forward sales and the futures contracts. Using this information, the Company determines the amount of forward sales or futures contracts that it needs so that the expected gains or losses on trading securities will be offset by comparable losses or gains on the forward sales or futures contracts. The Company marks to market the gain or loss on all of the trading securities and all of the freestanding derivatives in each reporting period. The mark to market on the trading securities is reported as a component of gain on mark to market of mortgage assets, net of associated hedge in the accompanying Consolidated Statement of Income. The mark to market on the freestanding derivatives is reported as a component of other income (loss) in the accompanying Consolidated Statement of Income. The Company realized net losses on forward sales of $556,000 and on futures contracts of $753,000 for the year ended December 31, 2002. At December 31 2002, the fair value of the Company's one forward sale of Agency MBS was ($46,000). At March 31, 2003, that Company did not have any forward sales of Agency MBS.

14.  STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE

  COMMON STOCK

     In August 2000, the Board of Directors of Hanover authorized a share repurchase program pursuant to which Hanover is authorized to repurchase up to 1,000,000 shares of its outstanding common stock from time to time in open market transactions at a total cost not to exceed $3,000,000. During 2000, Hanover repurchased 498,975 shares under the 2000 share repurchase program at an average price of $5.74 for a total cost of $2,863,000. Therefore, Hanover has remaining authority to purchase up to 501,025 shares for not more than $137,000 under the 2000 share repurchase program.

     On August 7, 2001, the Board of Directors of Hanover authorized the repurchase of 60,000 shares of its outstanding common stock. On August 13, 2001, Hanover repurchased 57,000 shares under the August 2001 share repurchase authorization at an average price of $7.03 per share for a total cost of approximately $400,000. On March 10, 2003, the Company repurchased 2,000 shares of its common stock in open market transactions, through one of its subsidiaries, at $7.73 per share for a total cost of $15,000. As of March 31, 2003, Hanover has remaining authority to purchase up to 1,000 shares under the August 2001 share repurchase authorization.

     On February 20, 2002, the Board of Directors of Hanover authorized the repurchase of up to 18,166 shares outstanding as a result of exercise of stock option grants prior to the registration of the shares covered by the 1999 Stock Option Plan. As of March 31, 2003, 15,666 shares have been repurchased for

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

approximately $132,000. Therefore, Hanover has remaining authority to purchase up to 2,500 shares under the 2002 share repurchase authorization.

     On January 19, 2001, Hanover's affiliate, HT, hired 18 employees of Pamex and purchased all of Pamex's assets. The purchase price consisted of $850,000 in cash paid at closing, plus an earn-out of between $1,250,000 and $1,500,000 payable over three years in shares of Hanover common stock. The earn-out is based on performance targets. The performance targets for the first two years were met during 2002 and 2001 and $500,000 was accrued by HT each year. On February 24, 2003, Hanover made a capital contribution to HT of $75,000 in cash and 60,180 shares of HCHI common stock with a then fair market value of $457,970. On February 19, 2002, Hanover made a capital contribution of 63,577 shares of Hanover common stock with a then fair market value of $470,470. The 2002 diluted earnings per share including the 60,180 shares would be $1.13. The 2001 diluted earnings per share after cumulative effect of adoption of SFAS 133, including the 63,577 shares, would be $0.72.

     The following table summarizes the activity in common stock and additional paid-in capital (dollars in thousands, except share data):

                                                                 COMMON STOCK       ADDITIONAL
                                                              -------------------    PAID-IN
                                                                SHARES     AMOUNT    CAPITAL
                                                              ----------   ------   ----------
Balance, December 31, 1999..................................   5,826,899    $ 58     $ 75,840
Repurchases on open market pursuant to 1998 share repurchase
  program...................................................      (4,980)     --          (16)
Repurchases on open market pursuant to 1999 share repurchase
  program...................................................  (1,000,000)    (10)      (4,420)
Repurchases on open market pursuant to 2000 share repurchase
  program...................................................    (498,975)     (5)      (2,858)
                                                              ----------    ----     --------
Balance, December 31, 2000..................................   4,322,944      43       68,546
Repurchases on open market pursuant to April 2001 share
  repurchase authorization..................................    (189,900)     (2)      (1,333)
Repurchases on open market pursuant to August 2001 share
  repurchase authorization..................................     (57,000)     --         (400)
Options exercised by employees under 1999 Stock Option
  Plan......................................................      62,898       1          270
Cashless exercise of 1 warrant pursuant to Warrant Agreement
  with third party..........................................     136,734       1           (1)
                                                              ----------    ----     --------
Balance, December 31, 2001..................................   4,275,676      43       67,082
Repurchases from employees pursuant to February 2002 share
  repurchase authorization..................................     (15,666)     --         (132)
Settlement of note receivable from officer through common
  stock repurchase..........................................     (34,975)     (1)        (241)
Capital contributed to HT related to first earn-out on Pamex
  acquisition...............................................      63,577       1          469
Options exercised by employees under 1999 Stock Option
  Plan......................................................     185,610       2          812
                                                              ----------    ----     --------
Balance, December 31, 2002..................................   4,474,222      45       67,990
Capital contributed to HT related to second earn-out on
  Pamex acquisition.........................................      60,180      --          458
Repurchase on open market, through subsidiary, pursuant to
  August 2001 share repurchase authorization................      (2,000)     --          (15)
                                                              ----------    ----     --------
Balance, March 31, 2003 (unaudited).........................   4,532,402    $ 45     $ 68,433
                                                              ==========    ====     ========

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

  STOCKHOLDER PROTECTION RIGHTS AGREEMENT

     In 2000, the Board of Directors approved and adopted the Stockholder Protection Rights Agreement and approved amendments to such agreement in September 2001 and June 2002 (combined, the "Rights Agreement, as amended"). The Rights Agreement, as amended, provides for the distribution of preferred purchase rights ("Rights") to common stockholders. One Right is attached to each outstanding share of common stock and will attach to all subsequently issued shares. Each Right entitles the holder to purchase one one-hundredth of a share (a "Unit") of Participating Preferred Stock at an exercise price of $17.00 per Unit, subject to adjustment. The Rights separate from the common stock ten days (or a later date approved by the Board of Directors) following the earlier of
(a) a public announcement by a person or group of affiliated or associated persons ("Acquiring Person") that such person has acquired beneficial ownership of 10% or more of Hanover's outstanding common shares (more than 20% of the outstanding common stock in the case of John A. Burchett or more than 17% in the case of Wallace Weitz) or (b) the commencement of a tender or exchange offer, the consummation of which would result in an Acquiring Person becoming the beneficial owner of 10% or more of Hanover's outstanding common shares (more than 20% of the outstanding common stock in the case of John A. Burchett or more than 17% in the case of Wallace Weitz).

     If any Acquiring Person holds 10% or more of Hanover's outstanding shares (more than 20% of the outstanding common stock in the case of John A. Burchett or more than 17% in the case of Wallace Weitz) or Hanover is party to a business combination or other specifically defined transaction, each Right (other than those held by the Acquiring Person) will entitle the holder to receive, upon exercise, shares of common stock of the surviving company with a market value equal to two times the exercise price of the Right. The Rights expire in 2010, and are redeemable at the option of a majority of Hanover's Directors at $0.01 per Right at any time until the tenth day following an announcement of the acquisition of 10% or more of Hanover's common stock.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

  EARNINGS PER SHARE (dollars in thousands, except share and per share data)

                                                THREE MONTHS ENDED
                                                     MARCH 31,                YEARS ENDED DECEMBER 31,
                                              -----------------------   ------------------------------------
                                                 2003         2002         2002         2001         2000
                                              ----------   ----------   ----------   ----------   ----------
                                                    (UNAUDITED)
EARNINGS PER SHARE BASIC:
  Income before cumulative effect of
    adoption of SFAS 133....................  $    2,548   $    1,312   $    5,138   $    3,114   $    2,862
  Cumulative effect of adoption of SFAS
    133.....................................          --           --           --           46           --
                                              ----------   ----------   ----------   ----------   ----------
  Net income (numerator)....................  $    2,548   $    1,312   $    5,138   $    3,160   $    2,862
                                              ==========   ==========   ==========   ==========   ==========
  Average common shares outstanding
    (denominator)...........................   4,497,805    4,302,350    4,417,221    4,256,874    5,102,563
                                              ==========   ==========   ==========   ==========   ==========
  Per share:
    Before cumulative effect of adoption of
      SFAS 133..............................  $     0.57   $     0.31   $     1.16   $     0.73   $     0.56
    Cumulative effect of adoption of SFAS
      133...................................          --           --           --         0.01           --
                                              ----------   ----------   ----------   ----------   ----------
    After cumulative effect of adoption of
      SFAS 133..............................  $     0.57   $     0.31   $     1.16   $     0.74   $     0.56
                                              ==========   ==========   ==========   ==========   ==========
EARNINGS PER SHARE DILUTED:
  Income before cumulative effect of
    adoption of SFAS 133....................  $    2,548   $    1,312   $    5,138   $    3,114   $    2,862
  Cumulative effect of adoption of SFAS 133           --           --           --           46           --
                                              ----------   ----------   ----------   ----------   ----------
  Net income (numerator)....................  $    2,548   $    1,312   $    5,138   $    3,160   $    2,862
                                              ==========   ==========   ==========   ==========   ==========
  Average common shares outstanding.........   4,497,805    4,302,350    4,417,221    4,256,874    5,102,563
                                              ----------   ----------   ----------   ----------   ----------
  Add: Incremental shares from assumed
       conversion of warrants...............          --           --           --           --       24,170
       Incremental shares from assumed
       conversion of stock options..........      74,452       90,996       63,523       53,758          407
                                              ----------   ----------   ----------   ----------   ----------
  Dilutive potential common shares..........      74,452       90,996       63,523       53,758       24,577
                                              ----------   ----------   ----------   ----------   ----------
  Diluted weighted average shares
    outstanding (denominator)...............   4,572,257    4,393,346    4,480,744    4,310,632    5,127,140
                                              ==========   ==========   ==========   ==========   ==========
  Per share:
    Before cumulative effect of adoption of
      SFAS 133..............................  $     0.56   $     0.30   $     1.15   $     0.72   $     0.56
    Cumulative effect of adoption of SFAS
      133...................................          --           --           --         0.01           --
                                              ----------   ----------   ----------   ----------   ----------
    After cumulative effect of adoption of
      SFAS 133..............................  $     0.56   $     0.30   $     1.15   $     0.73   $     0.56
                                              ==========   ==========   ==========   ==========   ==========

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

15.  SUPPLEMENTAL DISCLOSURES FOR STATEMENTS OF CASH FLOWS

                                                  THREE MONTHS
                                                      ENDED
                                                    MARCH 31,       YEARS ENDED DECEMBER 31,
                                                 ---------------   ---------------------------
                                                  2003     2002     2002      2001      2000
                                                 ------   ------   -------   -------   -------
                                                   (UNAUDITED)
                                                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
  Cash paid during the period for:
     Income taxes..............................  $  129   $   --   $    11   $    --   $    --
                                                 ======   ======   =======   =======   =======
     Interest..................................  $1,419   $2,772   $ 8,092   $14,135   $20,666
                                                 ======   ======   =======   =======   =======
SUPPLEMENTAL SCHEDULE OF NON- CASH ACTIVITIES
  Dividends declared in December but not paid
     until the following year..................  $   --   $   --   $ 1,119   $   855   $   865
                                                 ======   ======   =======   =======   =======
  Payment of note receivable from related party
     with Hanover common stock.................  $   --   $   --   $   242   $    --   $    --
                                                 ======   ======   =======   =======   =======
  Transfer of mortgage loans to real estate
     owned.....................................  $   --   $   --   $   369   $    --   $    --
                                                 ======   ======   =======   =======   =======
  Acquisition of common stock of subsidiaries
     from related parties in exchange for
     reduction of notes receivable from related
     parties...................................  $   --   $   --   $   474   $    --   $    --
                                                 ======   ======   =======   =======   =======
  Capital contribution of 63,577 shares of
     common stock to HT........................  $   --   $  470   $   470   $    --   $    --
                                                 ======   ======   =======   =======   =======
  Capital contribution of 60,180 shares of
     common stock to HT........................  $  458   $   --   $    --   $    --   $    --
                                                 ======   ======   =======   =======   =======
  Payment of note receivable from related party
     with commitment of common stock...........  $  225   $   --   $    --   $    --   $    --
                                                 ======   ======   =======   =======   =======
  Cashless exercise of 1 warrant in exchange
     for 136,734 shares of common stock........  $   --   $   --   $    --   $     1   $    --
                                                 ======   ======   =======   =======   =======
INCREASE IN CASH DUE TO ACQUISITION OF
  SUBSIDIARIES' RESIDUAL INTERESTS
  Total negative equity of subsidiaries prior
     to acquisition............................  $   --   $   --   $(1,816)  $    --   $    --
  Less net liabilities of subsidiaries prior to
     acquisition, excluding cash...............      --       --    (3,487)       --        --
                                                 ------   ------   -------   -------   -------
  Net increase in cash due to acquisition of
     subsidiaries' residual interests..........  $   --   $   --   $ 1,671   $    --   $    --
                                                 ======   ======   =======   =======   =======

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

16.  SEGMENT REPORTING

     As discussed in Note 1 to the Consolidated Financial Statements, the Company is engaged in three principal businesses which are conducted through its three primary operating units, each a reportable segment: Hanover, HCP and HT. The principal business strategy of Hanover is to invest in MBS and mortgage loans for its own account, and, commencing in 2001, for third parties. The principal business strategy of HCP is to generate consulting and other fee income by providing consulting and due diligence services, focusing on loan sale advisory, loan file due diligence reviews, staffing solutions and mortgage assignment and collateral rectification services. HCP also services multifamily mortgage loans and owns a registered broker/dealer; these two activities are not material and are combined with HCP for purposes of segment reporting. The principal business activity of HT is to generate fee income by operating an Internet exchange for trading mortgage loans, mortgage servicing rights and related assets, and providing state-of-the-art technologies supported by experienced valuation, operations and trading professionals. HT also owns a broker/dealer whose activities are not material and are combined with HT for segment reporting purposes.

     As discussed in Note 1 to the Consolidated Financial Statements, for the periods ending after June 30, 2002, Hanover's financial statements will be consolidated with HCP and HT. Therefore, segment information is only being provided as follows (dollars in thousands):

              AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2003
                                  (UNAUDITED)

                                     HANOVER
                                     CAPITAL    HANOVER
                                    MORTGAGE    CAPITAL    HANOVER
                                    HOLDINGS,   PARTNERS   TRADE,
                                      INC.        LTD.      INC.     OTHER   ELIMINATIONS   CONSOLIDATED
                                    ---------   --------   -------   -----   ------------   ------------
Net interest income...............  $  1,167     $    5    $    9     $--      $   (71)       $  1,110
Other revenues....................     2,628      1,943     1,660     --            --           6,231
Net income (loss).................     2,672        (54)      (70)    --            --           2,548
Total assets......................   141,119      3,748     5,222     24        (8,157)        141,956
Capital expenditures and
  investments.....................       540         12     1,095     --          (533)          1,114
Depreciation and amortization.....         3         18       367     --            --             388

                 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002

                                    HANOVER
                                    CAPITAL    HANOVER
                                   MORTGAGE    CAPITAL    HANOVER
                                   HOLDINGS,   PARTNERS   TRADE,
                                     INC.        LTD.      INC.     OTHER   ELIMINATIONS   CONSOLIDATED
                                   ---------   --------   -------   -----   ------------   ------------
Net interest income..............  $  5,973     $   12    $    6    $ 352     $  (251)       $  6,092
Other revenues (loss)............     2,316      4,348     3,164     (160)         (5)          9,663
Net income (loss)................     5,138        482      (913)      44         387           5,138
Total assets.....................   154,381      3,706     4,346       24      (6,586)        155,871
Capital expenditures and
  investments....................     6,391         35       710       --          --           7,136
Depreciation and amortization....         3         27       625       --          --             655

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

17.  COMMITMENTS AND CONTINGENCIES

     Hanover entered into employment agreements with the Principals and Mr. Kaplan. Such agreements provided for initial five-year terms, and provided for initial aggregate annual base salaries of $1,200,000 (subject to cost of living increases). Mr. Kaplan's agreement will terminate on December 31, 2006. However, pursuant to the amendments upon the expiration of the initial term, the term of each contract for the Principals would be automatically extended on its anniversary for a one-year period, unless either party gives notice to the contrary. Effective July 1, 2002, Hanover entered into an Amended and Restated Employment Agreement with each of the Principals. These employment agreements are substantially identical to the previous employment agreement with each of these officers, except that (i) the base salary was set at the officer's current salary as of July 1, 2002; and (ii) each agreement has a five-year term, automatically renewing for successive one-year terms thereafter until Hanover or the officer terminates the agreement. During 2002, 2001 and 2000, a portion of the aggregate base salaries was allocated to Hanover's principal taxable subsidiaries, HCP and HT, based on management's actual and estimated time involved with the subsidiary's activities.

     As additional consideration to the Principals for their contribution of their HCP preferred stock to Hanover, Hanover has agreed, pursuant to a Contribution Agreement, to (i) issue to the Principals up to 216,667 additional shares of Hanover's common stock and (ii) forgive a maximum of $1,750,000 in loans made to the Principals if certain financial returns to stockholders are met based on its initial offering price over certain performance periods, the last of which would have ended on September 30, 2002. None of the targets were met within the first four periods, so no Earn-Out Shares have been issued and none of the loans have been forgiven. In accordance with Hanover's policy of tying executive compensation to its corporate performance, effective July 1, 2002, Hanover has entered into Amendment No. 1 to the Contribution Agreement. As a result, the shares could be issued, and the loans could be forgiven, in performance periods between 2002 and 2007 if Hanover meets new performance targets based on its July 1, 2002 market price rather than its initial offering price.

     In October 1998, the Company sold 15 adjustable-rate FNMA certificates and 19 fixed-rate FNMA certificates that the Company received in a swap for certain adjustable-rate and fixed-rate mortgage loans. These securities were sold with recourse. Accordingly, the Company retains credit risk with respect to the principal amount of these mortgage securities.

     At December 31, 2002, the Company had forward commitments to sell $4.5 million (par value) and one forward commitment to buy $4.5 million of Agency mortgage securities that had not yet settled. These forward commitments were entered into to partially hedge the expected sale of approximately $3.4 million principal balance of subordinate MBS classified as trading. At December 31, 2002, the fair value of the Company's one forward sale of Agency MBS was ($46,000). The Company had no outstanding forward commitments at March 31, 2003.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     The Company has noncancelable operating lease agreements for office space. Future minimum rental payments for such leases are as follows (dollars in thousands):

YEAR                                                          AMOUNT
----                                                          ------
2003........................................................  $ 297
2004........................................................    343
2005........................................................    143
2006........................................................     46
2007........................................................     35
Thereafter..................................................     --
                                                              -----
                                                              $ 864
                                                              =====

     Rent expense for the three months ended March 31, 2003 and for the years ended December 31, 2002, 2001 and 2000 was $117,000, $239,000, $110,000 and
$107,000, respectively. The rent expense for the year ended December 31, 2002 includes $182,000 for HCP and HT for the six months ended December 31, 2002.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

18.  FINANCIAL INSTRUMENTS

     The estimated fair value of the Company's assets and liabilities classified as financial instruments and off-balance sheet financial instruments are as follows (dollars in thousands):

                           MARCH 31, 2003         DECEMBER 31, 2002       DECEMBER 31, 2001
                        ---------------------   ---------------------   ---------------------
                        CARRYING      FAIR      CARRYING      FAIR      CARRYING      FAIR
                         AMOUNT       VALUE      AMOUNT       VALUE      AMOUNT       VALUE
                        ---------   ---------   ---------   ---------   ---------   ---------
                             (UNAUDITED)
Assets:
  Mortgage loans:
     Held for sale....  $     410   $     410   $     413   $     413   $   2,391   $   2,391
     Collateral for
       CMOs...........     76,903      77,208     102,751     103,251     151,882     151,295
  Mortgage securities
     pledged as
     collateral for
     reverse
     repurchase
     agreements:
     Available for
       sale...........     26,834      26,834       4,082       4,082       4,404       4,404
     Held to
       maturity.......         --          --         559         481         768         709
     Trading..........         --          --       2,669       2,669      33,182      33,182
  Mortgage securities
     pledged as
     collateral for
     CMOs.............         --          --       9,805      11,044       9,840       9,576
  Mortgage securities
     not pledged:
     Available for
       sale...........      3,130       3,130       6,186       6,186       1,162       1,162
     Trading..........         --          --         602         602       1,827       1,827
  Interest rate
     caps.............          1           1           1           1          49          49
  Forward commitments
     to sell mortgage
     securities.......         --          --         (46)        (46)         28          28
  Cash and cash
     equivalents......     18,704      18,704      10,605      10,605       8,946       8,946
  Accrued interest
     receivable.......        806         806         960         960       1,960       1,960
  Notes receivable
     from related
     parties..........      1,750       1,750       2,563       2,563      12,538      12,538
                        ---------   ---------   ---------   ---------   ---------   ---------
     Total............  $ 128,538   $128,843..  $ 141,150   $ 142,811   $ 228,977   $ 228,067
                        =========   =========   =========   =========   =========   =========
Liabilities:
  Reverse repurchase
     agreements.......  $  23,012   $  23,012   $   6,283   $   6,283   $  33,338   $  33,338
  CMO borrowing.......     70,174      69,429     102,589     104,595     151,096     149,865
  Accounts payable,
     accrued expenses
     and other
     liabilities......      2,757       2,757       2,816       2,816       2,677       2,677
                        ---------   ---------   ---------   ---------   ---------   ---------
     Total............  $  95,943   $  95,198   $ 111,688   $ 113,694   $ 187,111   $ 185,880
                        =========   =========   =========   =========   =========   =========

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     The following methods and assumptions were used to estimate the fair value of the Company's financial instruments:

          Mortgage loans -- The fair values of these financial instruments are based upon actual prices received upon recent sales of loans and securities to investors and projected prices which could be obtained through investors considering interest rates, loan type, and credit quality.

          Mortgage securities -- The fair values of these financial instruments are based upon either or all of the following: actual prices received upon recent sales of securities to investors, projected prices which could be obtained through investors, estimates considering interest rates, loan type, quality and discounted cash flow analysis based on prepayment and interest rate assumptions used in the market place for similar securities with similar credit ratings.

          Cash and cash equivalents, accrued interest receivable, notes receivable from related parties, reverse repurchase agreements, accounts payable, accrued expenses and other liabilities -- The fair value of these financial instruments was determined to be their carrying value due to their short-term nature.

          CMO borrowing -- The fair values of these financial instruments are based upon either or all of the following: actual prices received upon recent sales of securities to investors, projected prices which could be obtained through investor estimates considering interest rates, loan type, quality and discounted cash flow analysis based on prepayment and interest rate assumptions used in the market place for similar securities with similar credit ratings.

          Forward commitments to sell securities -- The Company has outstanding forward commitments to sell mortgage securities into mandatory delivery contracts with investment bankers, private investors and agency-backed securities. The fair value of these financial instruments was determined through review of published market information associated with similar instruments. These commitment obligations are considered in conjunction with the Company's lower of cost or market valuation of its loans held for sale.

          Interest rate caps -- The fair values of these financial instruments are estimated based on dealer quotes and is the estimated amount the Company would pay to execute a new agreement with similar terms.

19.  SUBSEQUENT EVENTS (UNAUDITED)

     On May 8, 2003, the Board of Directors declared a $0.30 per share cash dividend for the quarter ended March 31, 2003 to be paid on June 5, 2003 to stockholders of record as of May 22, 2003.

     The proposed restructure of the Company that has been under consideration in various forms since the fall of 2001 has been tabled in light of current market conditions that have enabled the Company to consider various strategic alternatives to restructuring. Specifically, increased interest from venture and strategic investors in HanoverTrade and Hanover Capital Partners, and the possible increased receptivity in the capital markets to secondary equity offerings of mortgage REIT stocks have given the Company new alternatives to consider. The positive cash flow for the first quarter of 2002 for HanoverTrade also contributed to the decision to table the original restructure plan.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

20.  QUARTERLY FINANCIAL DATA -- UNAUDITED
     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              MARCH 31,
                                                                2003
                                                              ---------
Net interest income.........................................   $ 1,110
                                                               =======
Net income..................................................   $ 2,548
                                                               =======
Basic earnings per share(1).................................   $  0.57
                                                               =======
Diluted earnings per share(1)...............................   $  0.56
                                                               =======
Dividends declared..........................................   $  0.45(2)
                                                               =======

                                                                  THREE MONTHS ENDED
                                                  ---------------------------------------------------
                                                  DECEMBER 31,   SEPTEMBER 30,   JUNE 30,   MARCH 31,
                                                      2002           2002          2002       2002
                                                  ------------   -------------   --------   ---------
Net interest income.............................    $ 1,520         $ 1,539      $ 1,381     $ 1,652
                                                    =======         =======      =======     =======
Net income......................................    $   928         $ 1,506      $ 1,392     $ 1,312
                                                    =======         =======      =======     =======
Basic earnings per share(1).....................    $  0.21         $  0.34      $  0.32     $  0.31
                                                    =======         =======      =======     =======
Diluted earnings per share(1)...................    $  0.20         $  0.33      $  0.31     $  0.30
                                                    =======         =======      =======     =======
Dividends declared..............................    $  0.25         $  0.25      $  0.25     $  0.25
                                                    =======         =======      =======     =======

                                                                  THREE MONTHS ENDED
                                                  ---------------------------------------------------
                                                  DECEMBER 31,   SEPTEMBER 30,   JUNE 30,   MARCH 31,
                                                      2001           2001          2001       2001
                                                  ------------   -------------   --------   ---------
Net interest income.............................    $ 1,658         $ 1,607      $ 1,674     $ 1,330
                                                    =======         =======      =======     =======
Net income......................................    $ 1,066         $   725      $   696     $   673
                                                    =======         =======      =======     =======
Basic earnings per share(1).....................    $  0.25         $  0.17      $  0.17     $  0.16
                                                    =======         =======      =======     =======
Diluted earnings per share(1)...................    $  0.25         $  0.17      $  0.16     $  0.15
                                                    =======         =======      =======     =======
Dividends declared..............................    $  0.20         $  0.20      $  0.20     $  0.20
                                                    =======         =======      =======     =======

                                                                  THREE MONTHS ENDED
                                                  ---------------------------------------------------
                                                  DECEMBER 31,   SEPTEMBER 30,   JUNE 30,   MARCH 31,
                                                      2000           2000          2000       2000
                                                  ------------   -------------   --------   ---------
Net interest income.............................    $ 1,673         $ 2,081      $ 1,425     $ 1,484
                                                    =======         =======      =======     =======
Net income......................................    $   710         $   727      $   735     $   690
                                                    =======         =======      =======     =======
Basic earnings per share(1).....................    $  0.16         $  0.15      $  0.14     $  0.12
                                                    =======         =======      =======     =======
Diluted earnings per share(1)...................    $  0.15         $  0.15      $  0.14     $  0.12
                                                    =======         =======      =======     =======
Dividends declared..............................    $  0.20         $  0.20      $  0.14     $  0.12
                                                    =======         =======      =======     =======

---------------

(1) Earnings per share are computed independently for each of the quarters presented; therefore the sum of the quarterly earnings per share does not equal the earnings per share total for the year.

(2) Includes an extra, one-time dividend of $0.15 per share.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

21.  PRO FORMA DISCLOSURE

     The following unaudited pro forma consolidated statements of income have been prepared to give effect to Hanover's acquisition on July 1, 2002 of 100% of the outstanding common stock of each of HCP, HT and HCP-2 (collectively, the "Newly Consolidated Subsidiaries"), as previously reported on Form 8-K filed on July 16, 2002. This acquisition had been accounted for using the purchase method of accounting. These pro forma consolidated statements of income were prepared as if the acquisition had been completed as of January 1, 2001.

     The unaudited pro forma consolidated statements of income are presented for illustrative purposes only and are not necessarily indicative of the results of operations that would have actually been reported had the acquisition occurred on January 1, 2001, nor are these presentations necessarily indicative of the future results of operations.

     These unaudited pro forma consolidated statements of income are based upon the historical consolidated financial statements of Hanover and the Newly Consolidated Subsidiaries included in Hanover's Annual Report on Form 10-K for the year ended December 31, 2001 and the Quarterly Reports on Form 10-Q for the six months ended June 30, 2002 and for the three months ended March 31, 2002.

     Information presented for the three months ended March 31, 2002 is presented on a consolidated pro forma basis. Information presented for the three months ended March 31, 2003 is presented on an actual basis, which takes into account the consolidation of Hanover, HT, HCP and HCP-2. Information presented for the years ended December 31, 2002 and 2001 is presented on a consolidated pro forma basis.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                  PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                               2003        2002
                                                              -------   -----------
                                                                        (PRO FORMA)
REVENUES:
  Interest income...........................................  $ 2,395     $ 4,158
  Interest expense..........................................    1,285       2,193
                                                              -------     -------
     Net interest income....................................    1,110       1,965
  Loan loss provision.......................................      271          54
                                                              -------     -------
     Net interest income after loan loss provision..........      839       1,911
  Gain on sale of mortgage assets...........................    3,283         600
  Loss on mark to market of mortgage assets.................       --        (210)
  Due diligence fees........................................    1,319         916
  Assignment fees...........................................      573         389
  Technology................................................      885          22
  Loan brokering, trading and advisory services.............      396       1,815
  Other income..............................................       46          26
                                                              -------     -------
     Total revenue..........................................    7,341       5,469
                                                              -------     -------
EXPENSES:
  Personnel.................................................    2,177       2,202
  Subcontractor.............................................      942         501
  Legal and professional....................................      396         246
  General and administrative................................      392         288
  Depreciation and amortization.............................      388         311
  Other.....................................................      160         359
  Travel and entertainment..................................      150         105
  Occupancy.................................................      122          92
                                                              -------     -------
     Total expenses.........................................    4,727       4,104
                                                              -------     -------
     Operating income.......................................    2,614       1,365
Equity in income (loss) of unconsolidated subsidiaries:
  Hanover Capital Partners Ltd..............................       --          --
  HanoverTrade, Inc.........................................       --          --
  HDMF-I LLC................................................      (43)        (21)
  Hanover Capital Partners 2, Inc...........................       --          --
                                                              -------     -------
Income before income tax provision..........................    2,571       1,344
Income tax provision........................................       23          36
                                                              -------     -------
NET INCOME..................................................  $ 2,548     $ 1,308
                                                              =======     =======
BASIC EARNINGS PER SHARE....................................  $  0.57     $  0.30
                                                              =======     =======
DILUTED EARNINGS PER SHARE..................................  $  0.56     $  0.30
                                                              =======     =======

            See notes to pro forma consolidated statements of income

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 2002
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

                                           HANOVER
                                           CAPITAL
                                           MORTGAGE           NEWLY
                                        HOLDINGS, INC.     CONSOLIDATED     ADJUSTMENTS/      PRO FORMA
                                         AS REPORTED       SUBSIDIARIES     ELIMINATIONS     CONSOLIDATED
                                        --------------     ------------     ------------     ------------
REVENUES:
  Interest income.....................    $    3,845          $  470           $ (157)(a,d)   $    4,158
  Interest expense....................         2,193              --               --              2,193
                                          ----------          ------           ------         ----------
     Net interest income..............         1,652             470             (157)             1,965
  Loan loss provision.................            54              --               --                 54
                                          ----------          ------           ------         ----------
     Net interest income after loan
       loss provision.................         1,598             470             (157)             1,911
  Gain on sale of mortgage assets.....           600              --               --                600
  Gain (loss) on mark to market of
     mortgage assets..................           275            (485)              --               (210)
  Due diligence fees..................            --             916               --                916
  Assignment fees.....................            --             389               --                389
  Technology..........................            --              22               --                 22
  Loan brokering, trading and advisory
     services.........................            --           1,815               --              1,815
  Other income (loss).................          (172)            216              (18)(b)             26
                                          ----------          ------           ------         ----------
     Total revenue....................         2,301           3,343             (175)             5,469
                                          ----------          ------           ------         ----------
EXPENSES:
  Personnel...........................           500           1,505              197(b)           2,202
  Subcontractor.......................            --             501               --                501
  Legal and professional..............           190              56               --                246
  General and administrative..........           231             272             (215)(b)            288
  Depreciation and amortization.......            --             311               --                311
  Other...............................           106             404             (151)(a)            359
  Travel and entertainment............             9              96               --                105
  Occupancy...........................            10              82               --                 92
                                          ----------          ------           ------         ----------
     Total expenses...................         1,046           3,227             (169)             4,104
                                          ----------          ------           ------         ----------
     Operating income.................         1,255             116               (6)             1,365
Equity in income (loss) of
  unconsolidated subsidiaries.........            57              --              (78)(c)            (21)
                                          ----------          ------           ------         ----------
Income before income tax provision....         1,312             116              (84)             1,344
Income tax provision..................            --              36               --                 36
                                          ----------          ------           ------         ----------
NET INCOME............................    $    1,312          $   80           $  (84)        $    1,308
                                          ==========          ======           ======         ==========
BASIC EARNINGS PER SHARE:
  Average common shares outstanding...     4,302,350                                           4,302,350
                                          ==========                                          ==========
  Basic earnings per share............    $     0.31                                          $     0.30
                                          ==========                                          ==========
DILUTED EARNINGS PER SHARE:
  Diluted weighted average shares
     outstanding......................     4,393,346                                           4,393,346
                                          ==========                                          ==========
  Diluted earnings per share..........    $     0.30                                          $     0.30
                                          ==========                                          ==========

            See notes to pro forma consolidated statements of income

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

              NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
                       THREE MONTHS ENDED MARCH 31, 2002
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

(a) To eliminate intercompany interest income and expense summarized as follows:

Interest on note to Hanover Capital Partners Ltd. ..........  $  11
Interest on note to HanoverTrade, Inc. .....................     73
Interest on note to Hanover Capital Partners 2, Inc. .......     67
                                                              -----
                                                              $ 151
                                                              =====

(b) Hanover engaged Hanover Capital Partners Ltd. pursuant to a Management Agreement to render, among other things, due diligence, asset management and administrative services. In addition, Hanover Capital Partners Ltd. performed management and administrative services for HanoverTrade, Inc. To eliminate these intercompany management fees recorded as follows:

Management fee income recorded to:
  Other income (loss).......................................  $  18
  Reduction of personnel expense............................    199
                                                              -----
                                                              $ 217
                                                              =====
Management fee expensed to:
  General, management and administrative....................  $ 215
  Personnel expense.........................................      2
                                                              -----
                                                              $ 217
                                                              =====

(c) With the consolidation of the results of Hanover Capital Partners Ltd., HanoverTrade, Inc. and Hanover Capital Partners 2, Inc., the equity in income of these subsidiaries summarized below would be reversed:

Hanover Capital Partners Ltd. ..............................  $ 26
HanoverTrade, Inc. .........................................    27
Hanover Capital Partners 2, Inc. ...........................    25
                                                              ----
                                                              $ 78
                                                              ====

To exclude the interest income of $6 on the portion of the notes receivable reduced in exchange for the purchase of the common stock of the newly consolidated subsidiaries; the offsetting amount would be to accrued interest on the balance sheet.

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                  PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 2002          2001
                                                              -----------   -----------
                                                              (PRO FORMA)   (PRO FORMA)
REVENUES:
  Interest income...........................................   $ 13,813      $ 19,304
  Interest expense..........................................      7,438        13,433
                                                               --------      --------
     Net interest income....................................      6,375         5,871
  Loan loss provision.......................................        393           709
                                                               --------      --------
     Net interest income after loan loss provision..........      5,982         5,162
  Gain on sale of mortgage assets...........................      2,095         3,782
  Gain on mark to market of mortgage assets, net of
     associated hedge.......................................      1,237           695
  Loan brokering, trading and advisory services.............      6,831         3,521
  Due diligence fees........................................      4,971         5,083
  Assignment fees...........................................      2,220           757
  Other income (loss).......................................       (399)           58
                                                               --------      --------
     Total revenue..........................................     22,937        19,058
                                                               --------      --------
EXPENSES:
  Personnel.................................................      8,907         7,231
  Subcontractor.............................................      2,964         2,373
  Depreciation and amortization.............................      1,280         1,184
  Legal and professional....................................      1,206         1,704
  General and administrative................................      1,181         1,152
  Technology................................................        782           683
  Occupancy.................................................        536           651
  Travel and entertainment..................................        512           548
  Other.....................................................        437           461
                                                               --------      --------
     Total expenses.........................................     17,805        15,987
                                                               --------      --------
     Operating income.......................................      5,132         3,071
Equity in income (loss) of unconsolidated subsidiaries:
  Hanover Capital Partners Ltd. ............................         --            --
  HanoverTrade, Inc. .......................................         --            --
  HDMF-I LLC................................................        157           (35)
  Hanover Capital Partners 2, Inc. .........................         --            --
                                                               --------      --------
Income before income tax provision (benefit) and cumulative
  effect of adoption of SFAS 133............................      5,289         3,036
Income tax provision (benefit)..............................        127            64
                                                               --------      --------
Income before cumulative effect of adoption of SFAS 133.....      5,162         2,972
Cumulative effect of adoption of SFAS 133...................         --            46
                                                               --------      --------
NET INCOME..................................................   $  5,162      $  3,018
                                                               ========      ========
BASIC EARNINGS PER SHARE:
  Before cumulative effect of adoption of SFAS 133..........   $   1.17      $   0.70
  Cumulative effect of adoption of SFAS 133.................         --           .01
                                                               --------      --------
  After cumulative effect of adoption of SFAS 133...........   $   1.17      $   0.71
                                                               ========      ========
DILUTED EARNINGS PER SHARE:
  Before cumulative effect of adoption of SFAS 133..........   $   1.15      $   0.69
  Cumulative effect of adoption of SFAS 133.................         --           .01
                                                               --------      --------
  After cumulative effect of adoption of SFAS 133...........   $   1.15      $   0.70
                                                               ========      ========

            See notes to pro forma consolidated statements of income

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 2002
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

                                                                 SIX MONTHS
                                                                    ENDED
                                                  HANOVER       JUNE 30, 2002
                                                  CAPITAL       -------------
                                                  MORTGAGE          NEWLY
                                               HOLDINGS, INC.   CONSOLIDATED    ADJUSTMENTS/       PRO FORMA
                                                AS REPORTED     SUBSIDIARIES    ELIMINATIONS      CONSOLIDATED
                                               --------------   -------------   ------------      ------------
REVENUES:
  Interest income............................    $   13,530        $  639          $ (356)(a,d)    $   13,813
  Interest expense...........................         7,438            --              --               7,438
                                                 ----------        ------          ------          ----------
    Net interest income......................         6,092           639            (356)              6,375
  Loan loss provision........................           393            --              --                 393
                                                 ----------        ------          ------          ----------
    Net interest income after loan loss
       provision.............................         5,699           639            (356)              5,982
  Gain on sale of mortgage assets............         2,095            --              --               2,095
  Gain (loss) on mark to market of mortgage
    assets...................................         1,367          (130)             --               1,237
  Loan brokering, trading and advisory
    services.................................         2,686         4,145              --               6,831
  Due diligence fees.........................         2,891         2,087              (7)(b)           4,971
  Assignment fees............................         1,387           833              --               2,220
  Other income (loss)........................          (370)            7             (36)(b)            (399)
                                                 ----------        ------          ------          ----------
    Total revenue............................        15,755         7,581            (399)             22,937
                                                 ----------        ------          ------          ----------
EXPENSES:
  Personnel..................................         5,479         3,083             345(b,d)          8,907
  Subcontractor..............................         1,812         1,152              --               2,964
  Depreciation and amortization..............           655           625              --               1,280
  Legal and professional.....................         1,070           136              --               1,206
  General and administrative.................         1,089           505            (413)(b)           1,181
  Technology.................................           293           489              --                 782
  Occupancy..................................           349           187              --                 536
  Travel and entertainment...................           317           195              --                 512
  Other......................................           409           359            (331)(a)             437
                                                 ----------        ------          ------          ----------
    Total expenses...........................        11,473         6,731            (399)             17,805
                                                 ----------        ------          ------          ----------
    Operating income.........................         4,282           850              --               5,132
Equity in income of unconsolidated
  subsidiaries...............................           905            --            (748)(c)             157
                                                 ----------        ------          ------          ----------
Income before income tax provision
  (benefit)..................................         5,187           850            (748)              5,289
Income tax provision (benefit)...............            49            78              --                 127
                                                 ----------        ------          ------          ----------
NET INCOME...................................    $    5,138        $  772          $ (748)         $    5,162
                                                 ==========        ======          ======          ==========
BASIC EARNINGS PER SHARE:
  Average common shares outstanding..........     4,417,221                                         4,417,221
                                                 ==========                                        ==========
  Basic earnings per share...................    $     1.16                                        $     1.17
                                                 ==========                                        ==========
DILUTED EARNINGS PER SHARE:
  Diluted weighted average shares
    outstanding..............................     4,480,744                                         4,480,744
                                                 ==========                                        ==========
  Diluted earnings per share.................    $     1.15                                        $     1.15
                                                 ==========                                        ==========

            See notes to pro forma consolidated statements of income

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 2001
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

                                                           HANOVER CAPITAL
                                                              MORTGAGE           NEWLY
                                                          HOLDINGS, INC. AS   CONSOLIDATED   ADJUSTMENTS/       PRO FORMA
                                                              REPORTED        SUBSIDIARIES   ELIMINATIONS      CONSOLIDATED
                                                          -----------------   ------------   ------------      ------------
REVENUES:
  Interest income.......................................      $   19,702        $     55       $  (453)(a,d)    $   19,304
  Interest expense......................................          13,433              --            --              13,433
                                                              ----------        --------       -------          ----------
    Net interest income.................................           6,269              55          (453)              5,871
  Loan loss provision...................................             709              --            --                 709
                                                              ----------        --------       -------          ----------
    Net interest income after loan loss provision.......           5,560              55          (453)              5,162
  Gain on sale of mortgage assets.......................           3,782              --            --               3,782
  Gain on mark to market of mortgage assets, net of
    associated hedge....................................             751             (56)           --                 695
  Loan brokering, trading and advisory services.........              --           3,521            --               3,521
  Due diligence fees....................................              --           5,803          (720)(b)           5,083
  Assignment fees.......................................              --             757            --                 757
  Other income (loss)...................................             (28)             86            --                  58
                                                              ----------        --------       -------          ----------
    Total revenue.......................................          10,065          10,166        (1,173)             19,058
                                                              ----------        --------       -------          ----------
EXPENSES:
  Personnel.............................................             680           6,555            (4)(b)           7,231
  Subcontractor.........................................              --           2,373            --               2,373
  Depreciation and amortization.........................              24           1,160            --               1,184
  Legal and professional................................           1,247             457            --               1,704
  General and administrative............................           1,132             736          (716)(b)           1,152
  Technology............................................               4             679            --                 683
  Occupancy.............................................             151             500            --                 651
  Travel and entertainment..............................              48             500            --                 548
  Other.................................................             410             479          (428)(a)             461
                                                              ----------        --------       -------          ----------
    Total expenses......................................           3,696          13,439        (1,148)             15,987
                                                              ----------        --------       -------          ----------
    Operating income (loss).............................           6,369          (3,273)          (25)              3,071
Equity in (loss) of unconsolidated subsidiaries.........          (3,255)             --         3,220(d)              (35)
                                                              ----------        --------       -------          ----------
Income (loss) before income tax provision and cumulative
  effect of adoption of SFAS 133........................           3,114          (3,273)        3,195               3,036
Income tax provision....................................              --              64            --                  64
                                                              ----------        --------       -------          ----------
Income (loss) before cumulative effect of adoption of
  SFAS 133..............................................           3,114          (3,337)        3,195               2,972
Cumulative effect of adoption of SFAS 133...............              46              --            --                  46
                                                              ----------        --------       -------          ----------
NET INCOME (LOSS).......................................      $    3,160        $ (3,337)      $ 3,195          $    3,018
                                                              ==========        ========       =======          ==========
BASIC EARNINGS PER SHARE:
  Average common shares outstanding.....................       4,256,874                                         4,256,874
                                                              ==========                                        ==========
  Basic earnings per share:
    Before cumulative effect of adoption of SFAS 133....      $     0.73                                        $     0.70
    Cumulative effect of adoption of SFAS 133...........            0.01                                              0.01
                                                              ----------                                        ----------
    After cumulative effect of adoption of SFAS 133.....      $     0.74                                        $     0.71
                                                              ==========                                        ==========
DILUTED EARNINGS PER SHARE:
  Diluted weighted average shares outstanding...........       4,310,632                                         4,310,632
                                                              ==========                                        ==========
  Diluted earnings per share:
    Before cumulative effect of adoption of SFAS 133....      $     0.72                                        $     0.69
    Cumulative effect of adoption of SFAS 133...........            0.01                                              0.01
                                                              ----------                                        ----------
    After cumulative effect of adoption of SFAS 133.....      $     0.73                                        $     0.70
                                                              ==========                                        ==========

            See notes to pro forma consolidated statements of income

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

              NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

(d) To eliminate intercompany interest income and expense summarized as follows:

                                                       SIX MONTHS       YEAR
                                                         ENDED         ENDED
                                                        JUNE 30,    DECEMBER 31,
                                                          2002          2001
                                                       ----------   ------------
Interest on note to Hanover Capital Partners Ltd. ...    $  23         $  58
Interest on note to HanoverTrade, Inc. ..............      146           368
Interest on note to Hanover Capital Partners 2,
  Inc. ..............................................      162             2
                                                         -----         -----
                                                         $ 331         $ 428
                                                         =====         =====

(e) Hanover engaged Hanover Capital Partners Ltd. pursuant to a Management Agreement to render, among other things, due diligence, asset management and administrative services. In addition, Hanover Capital Partners Ltd. performed management and administrative services for HanoverTrade, Inc. To eliminate these intercompany management fees recorded as follows:

                                                       SIX MONTHS       YEAR
                                                         ENDED         ENDED
                                                        JUNE 30,    DECEMBER 31,
                                                          2002          2001
                                                       ----------   ------------
Management fee income recorded to:
  Due diligence fees.................................    $   7         $ 720
  Other revenues.....................................       36            --
  Reduction of personnel expense.....................      374            --
                                                         -----         -----
                                                         $ 417         $ 720
                                                         =====         =====
Management fee expensed to:
  General, management and administrative.............    $ 413         $ 716
  Personnel expense..................................        4             4
                                                         -----         -----
                                                         $ 417         $ 720
                                                         =====         =====

(f) With the consolidation of the results of Hanover Capital Partners Ltd., HanoverTrade, Inc. and Hanover Capital Partners 2, Inc., the equity in income (loss) of these subsidiaries summarized below would be reversed:

                                                       SIX MONTHS       YEAR
                                                         ENDED         ENDED
                                                        JUNE 30,    DECEMBER 31,
                                                          2002          2001
                                                       ----------   ------------
Hanover Capital Partners Ltd. .......................    $ 112        $     43
HanoverTrade, Inc. ..................................      655          (3,263)
Hanover Capital Partners 2, Inc. ....................      (19)             --
                                                         -----        --------
                                                         $ 748        $ (3,220)
                                                         =====        ========

            HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

(g) To exclude the interest income on the portion of the notes receivable reduced in exchange for the purchase of the common stock of the newly consolidated subsidiaries; interest for the year ended December 31, 2002 was forgiven and the offset is to personnel expense while for the year ended December 31, 2001, the offset is to the balance sheet.

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              2002    2001
                                                              -----   ----
Interest income.............................................  $  25   $ 25
                                                              =====   ====
Personnel expense...........................................  $ (25)  $ --
                                                              =====   ====

                                  * * * * * *

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Hanover Capital Partners Ltd. and Subsidiaries
Edison, New Jersey

     We have audited the accompanying consolidated balance sheets of Hanover Capital Partners Ltd. and Subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hanover Capital Partners Ltd. and Subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Parsippany, New Jersey
March 20, 2003

                 HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                            DECEMBER 31,
                                                         MARCH 31,    -------------------------
                                                           2003          2002          2001
                                                        -----------   -----------   -----------
                                                        (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...........................  $   659,328   $   368,715   $   847,676
  Marketable securities...............................       15,360            --            --
  Accounts receivable.................................      899,702     1,408,650       987,915
  Receivables from related parties....................      299,345       363,687       473,637
  Accrued revenue on contracts in progress............    1,127,462       895,303     1,035,870
  Prepaid expenses and other current assets...........      186,965       117,361        48,442
                                                        -----------   -----------   -----------
     Total current assets.............................    3,188,162     3,153,716     3,393,540
PROPERTY AND EQUIPMENT -- Net.........................       85,433        91,931       100,584
DEFERRED TAX ASSET -- Net.............................      256,737       239,678       294,041
MORTGAGE LOANS HELD FOR SALE..........................      204,437       207,151            --
OTHER ASSETS..........................................       13,340        13,340        13,340
                                                        -----------   -----------   -----------
TOTAL ASSETS..........................................  $ 3,748,109   $ 3,705,816   $ 3,801,505
                                                        ===========   ===========   ===========
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses...............  $   304,294   $   259,280   $   456,859
  Accrued appraisal and subcontractor costs...........       52,274        34,612        16,139
  Due to related parties..............................       48,495        14,841       411,232
  Deferred revenue....................................       10,000        10,000            --
  Income tax payable..................................       38,160        38,160            --
                                                        -----------   -----------   -----------
     Total current liabilities........................      453,223       356,893       884,230
NOTE PAYABLE TO RELATED PARTY.........................      870,298       870,298     1,035,859
                                                        -----------   -----------   -----------
     TOTAL LIABILITIES................................    1,323,521     1,227,191     1,920,089
                                                        -----------   -----------   -----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S EQUITY:
  Preferred stock: $0.01 par value, 100,000 shares
     authorized, 97,000 shares outstanding at March
     31, 2003, December 31, 2002 and 2001.............          970           970           970
  Common stock: $0.01 par value, 5,000 shares
     authorized, 3,000 shares outstanding at March 31,
     2003, December 31, 2002 and 2001.................           30            30            30
  Additional paid-in capital..........................    2,839,947     2,839,947     2,839,947
  Retained earnings (deficit).........................     (416,359)     (362,322)     (959,531)
                                                        -----------   -----------   -----------
     TOTAL STOCKHOLDER'S EQUITY.......................    2,424,588     2,478,625     1,881,416
                                                        -----------   -----------   -----------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY............  $ 3,748,109   $ 3,705,816   $ 3,801,505
                                                        ===========   ===========   ===========

                 See notes to consolidated financial statements

                 HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                 THREE MONTHS ENDED
                                      MARCH 31,                  YEARS ENDED DECEMBER 31,
                              -------------------------   ---------------------------------------
                                 2003          2002          2002          2001          2000
                              -----------   -----------   -----------   -----------   -----------
                                     (UNAUDITED)
REVENUES:
  Due diligence fees........  $ 1,318,933   $   915,514   $ 4,977,620   $ 5,802,720   $ 7,016,435
  Assignment fees...........      599,818       389,317     2,220,083       756,683       631,093
  Interest income on
     mortgage assets, net of
     interest expense and
     loan loss provision of
     $1,137,499 in 2000.....        2,256            --           872            --       513,391
  Gain on sale of mortgage
     securities.............           --            --            --            --       440,639
  Other income..............       27,161        40,335       184,733        22,957       112,100
                              -----------   -----------   -----------   -----------   -----------
     Total revenues.........    1,948,168     1,345,166     7,383,308     6,582,360     8,713,658
                              -----------   -----------   -----------   -----------   -----------
EXPENSES:
  Subcontractor.............      935,423       496,305     2,940,083     2,158,613     3,074,200
  Personnel.................      694,405       596,493     2,693,840     2,961,744     3,153,650
  General and
     administrative.........      134,740        72,869       345,985       563,610       542,640
  Travel and subsistence....       82,267        40,097       213,330       236,785       224,305
  Occupancy.................       56,030        31,324       149,761       137,138       156,239
  Professional..............       43,894        29,281       161,899       242,173       257,495
  Insurance.................       31,902           586        27,083         8,355        28,103
  Depreciation..............       18,223        14,556        57,965        57,970        52,908
  Technology................       15,309         6,552        57,325        42,256        34,001
  Interest..................        7,071        10,856        40,347        65,555        90,054
                              -----------   -----------   -----------   -----------   -----------
     Total expenses.........    2,019,264     1,298,919     6,687,618     6,474,199     7,613,595
                              -----------   -----------   -----------   -----------   -----------
INCOME (LOSS) BEFORE INCOME
  TAX
  PROVISION (BENEFIT).......      (71,096)       46,247       695,690       108,161     1,100,063
INCOME TAX PROVISION
  (BENEFIT).................      (17,059)       18,994        98,481        64,149       631,722
                              -----------   -----------   -----------   -----------   -----------
NET INCOME (LOSS)...........  $   (54,037)  $    27,253   $   597,209   $    44,012   $   468,341
                              ===========   ===========   ===========   ===========   ===========
BASIC EARNINGS (LOSS) PER
  SHARE (NOTE 2)............  $    (18.01)  $      9.08   $    199.07   $     14.67   $    156.11
                              ===========   ===========   ===========   ===========   ===========

                 See notes to consolidated financial statements

                 HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

            YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND FOR THE

                 THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)

                                              PREFERRED STOCK    COMMON STOCK     ADDITIONAL    COMPREHENSIVE     RETAINED
                                              ---------------   ---------------     PAID-IN        INCOME         EARNINGS
                                              SHARES   AMOUNT   SHARES   AMOUNT     CAPITAL        (LOSS)        (DEFICIT)
                                              ------   ------   ------   ------   -----------   -------------   ------------
BALANCE, DECEMBER 31, 1999..................  97,000   $ 970    3,000     $ 30    $ 2,839,947                   $ (1,471,884)
Comprehensive income:
  Net income................................                                                     $  468,341          468,341
  Other comprehensive income (loss):
    Change in net unrealized gain on
      securities available for sale, net of
      income tax effect.....................                                                       (142,311)
                                                                                                 ----------
  Comprehensive income......................                                                     $  326,030
                                              ------   -----    -----     ----    -----------    ==========     ------------
BALANCE, DECEMBER 31, 2000..................  97,000     970    3,000       30      2,839,947                     (1,003,543)
Comprehensive income:
  Net income................................                                                     $   44,012           44,012
                                                                                                 ----------
  Comprehensive income......................                                                     $   44,012
                                              ------   -----    -----     ----    -----------    ==========     ------------
BALANCE, DECEMBER 31, 2001..................  97,000     970    3,000       30      2,839,947                       (959,531)
Comprehensive income:
  Net income................................                                                     $  597,209          597,209
                                                                                                 ----------
  Comprehensive income......................                                                     $  597,209
                                              ------   -----    -----     ----    -----------    ==========     ------------
BALANCE, DECEMBER 31, 2002..................  97,000     970    3,000       30      2,839,947                       (362,322)
Comprehensive loss:
  Net loss..................................                                                     $  (54,037)         (54,037)
                                                                                                 ----------
  Comprehensive loss........................                                                     $  (54,037)
                                              ------   -----    -----     ----    -----------    ==========     ------------
BALANCE, MARCH 31, 2003.....................  97,000   $ 970    3,000     $ 30    $ 2,839,947                   $   (416,359)
                                              ======   =====    =====     ====    ===========                   ============

                                               ACCUMULATED
                                                  OTHER
                                              COMPREHENSIVE
                                                  GAIN           TOTAL
                                              -------------   -----------
BALANCE, DECEMBER 31, 1999..................   $  142,311     $ 1,511,374
Comprehensive income:
  Net income................................                      468,341
  Other comprehensive income (loss):
    Change in net unrealized gain on
      securities available for sale, net of
      income tax effect.....................     (142,311)       (142,311)
  Comprehensive income......................
                                               ----------     -----------
BALANCE, DECEMBER 31, 2000..................           --       1,837,404
Comprehensive income:
  Net income................................                       44,012
  Comprehensive income......................
                                               ----------     -----------
BALANCE, DECEMBER 31, 2001..................           --       1,881,416
Comprehensive income:
  Net income................................                      597,209
  Comprehensive income......................
                                               ----------     -----------
BALANCE, DECEMBER 31, 2002..................           --       2,478,625
Comprehensive loss:
  Net loss..................................                      (54,037)
  Comprehensive loss........................
                                               ----------     -----------
BALANCE, MARCH 31, 2003.....................   $       --     $ 2,424,588
                                               ==========     ===========

                 See notes to consolidated financial statements

                 HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         THREE MONTHS ENDED
                                                             MARCH 31,                  YEARS ENDED DECEMBER 31,
                                                       ----------------------   -----------------------------------------
                                                         2003         2002         2002          2001           2000
                                                       ---------   ----------   ----------   ------------   -------------
                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..................................  $ (54,037)  $   27,253   $  597,209   $     44,012   $     468,341
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
    Amortization of net premium......................         --           --           --             --        (374,961)
    Loan loss provision..............................         --           --           --             --         478,330
    Depreciation.....................................     18,223       14,556       57,965         53,875          42,798
    Deferred tax provision (benefit).................    (17,059)      18,994       54,363         46,690         612,682
    Gain on sale of mortgage-backed securities.......         --           --           --             --        (440,639)
    Gain on disposal of property and equipment.......         --           --           --             --          (2,700)
    Sale (purchase) of trading securities............    (15,360)          --           --             --          15,755
    Changes in assets -- (increase) decrease:
      Accounts receivable............................    508,948      272,556     (418,382)     1,305,434      (1,633,218)
      Receivables from/payables to related parties...     97,996     (472,004)    (286,441)       469,710        (345,146)
      Accrued interest receivable....................         --           --           --             --         181,471
      Accrued revenue on contracts in progress.......   (232,159)    (288,156)     140,567        311,696        (585,643)
      Prepaid expenses and other current assets......    (69,604)      (5,902)     (71,272)       (13,024)        143,645
      Other assets...................................         --           --           --          3,690         161,903
    Changes in liabilities -- increase (decrease):
      Accrued appraisal and subcontractor costs......     17,662       83,519       18,473        (20,640)         23,197
      Accounts payable and accrued expenses..........     45,014      (53,139)    (197,579)    (1,085,149)      1,033,033
      Income tax payable.............................         --           --       38,160        (20,828)         20,828
      Deferred revenue...............................         --        2,100       10,000         (5,276)          5,276
                                                       ---------   ----------   ----------   ------------   -------------
        Net cash provided by (used in) operating
           activities................................    299,624     (400,223)     (56,937)     1,090,190        (195,048)
                                                       ---------   ----------   ----------   ------------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment................    (11,725)      (2,468)     (49,312)       (67,742)        (72,914)
  Sale of property and equipment.....................         --           --           --             --           2,700
  Purchase of mortgage loans from affiliate..........         --           --     (208,274)            --              --
  Purchase of mortgage securities....................         --           --           --             --      (8,450,259)
  Proceeds from sale of mortgage securities to third
    parties..........................................         --           --           --             --       8,667,260
  Proceeds from sale of mortgage securities to
    affiliate........................................         --           --           --             --      13,844,223
  Principal payments received on mortgage assets.....      2,714           --        1,123             --         216,649
                                                       ---------   ----------   ----------   ------------   -------------
        Net cash (used in) provided by investing
           activities................................     (9,011)      (2,468)    (256,463)       (67,742)     14,207,659
                                                       ---------   ----------   ----------   ------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (repayment of) proceeds from note payable to
    related party....................................         --      315,000     (165,561)      (668,483)     (3,191,704)
  Net repayment of reverse repurchase agreements.....         --           --           --             --     (10,842,000)
                                                       ---------   ----------   ----------   ------------   -------------
        Net cash provided by (used in) financing
           activities................................         --      315,000     (165,561)      (668,483)    (14,033,704)
                                                       ---------   ----------   ----------   ------------   -------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS........................................    290,613      (87,691)    (478,961)       353,965         (21,093)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.......  $ 368,715      847,676      847,676        493,711         514,804
                                                       ---------   ----------   ----------   ------------   -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD.............  $ 659,328   $  759,985   $  368,715   $    847,676   $     493,711
                                                       =========   ==========   ==========   ============   =============
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the period for:
    Income taxes.....................................  $      --   $       --   $    5,956   $     60,518   $       3,435
                                                       =========   ==========   ==========   ============   =============
    Interest.........................................  $      --   $   50,128   $   85,682   $     43,936   $     830,930
                                                       =========   ==========   ==========   ============   =============

                 See notes to consolidated financial statements

                 HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

1.  BUSINESS DESCRIPTION

     Hanover Capital Partners Ltd. ("HCP") and its subsidiaries operate as a specialty finance company which is principally engaged in providing consulting and due diligence services, focusing on loan sale advisory, loan file due diligence reviews, staffing solutions and mortgage assignment and collateral rectification services. Beginning in 2002, HCP began providing asset management services to an affiliate, HDMF-I LLC ("HDMF-I"). A wholly-owned subsidiary of HCP, Hanover Capital Mortgage Corporation ("HCMC"), is a servicer of multifamily mortgage loans. HCMC is approved by the U.S. Department of Housing and Urban Development (HUD) as a Title II Nonsupervised Mortgagee under the National Housing Act. Another wholly-owned subsidiary of HCP, Hanover Capital Securities, Inc. ("HCS") is a registered broker/dealer with the Securities and Exchange Commission.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of HCP and its wholly-owned subsidiaries (the "Company"). The wholly-owned subsidiaries include HCMC and HCS. All significant intercompany accounts and transactions have been eliminated.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates.

     CASH AND CASH EQUIVALENTS -- Cash and cash equivalents include cash on hand, overnight investments deposited with banks and money market mutual funds primarily invested in government securities with weighted maturities less than 60 days.

     MARKETABLE SECURITIES -- Marketable securities, which the Company has classified as trading securities, are reported in the accompanying Consolidated Balance Sheets at market value at March 31, 2003.

     PROPERTY AND EQUIPMENT -- Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally three years.

     MORTGAGE LOANS HELD FOR SALE -- All mortgage loans designated as held for sale are reported in the aggregate at the lower of cost or market, with unrealized losses reported as a charge to earnings in the current period.

     DEFERRED REVENUE -- Cash advances received for certain service contracts are recorded in the accompanying Consolidated Balance Sheets as deferred revenue and are recognized during the period the services are provided and the related revenue is earned.

     REVENUE RECOGNITION -- Revenues from due diligence contracts in progress and assignment preparation services are recognized for the services provided as they are earned and billed.

     INCOME TAXES -- The Company files a consolidated Federal income tax return. The Company has not been subject to an examination of its income tax returns by the Internal Revenue Service. The Company's tax sharing policy provides that each member of the Federal consolidated group receive an allocation of income taxes as if each member filed a separate Federal income tax return. HCP, HCMC and HCS

                 HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

generally file their state income tax returns on a separate company basis. Deferred income taxes are provided for the effect of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements.

     BASIC EARNINGS PER SHARE -- Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Shares issued during the period and shares reacquired during the period are weighted for the portion of time they were outstanding.

     ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS -- The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, due to and from related parties, and note payable to related party were determined to be their carrying value due to their short-term nature. The fair value of mortgage loans held for sale is included in Note 4 to the Consolidated Financial Statements.

     RECLASSIFICATION -- Certain reclassifications of prior years' amounts have been made to conform to the current year presentation.

     COMPREHENSIVE INCOME -- Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the Consolidated Balance Sheets, such items, along with net income, are components of comprehensive income.

     RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS -- On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 supersedes Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"). SFAS 144 retains the requirements of SFAS 121 for recognizing and measuring the impairment loss of long-lived assets to be held and used. For long-lived assets to be disposed of by sale, SFAS 144 requires a single accounting model be used for all long-lived assets, whether previously held and used or newly acquired. The adoption of SFAS 144 did not have an impact on the Company's consolidated financial position or results of operations.

     In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS 145 amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions of SFAS 145 related to the rescission of FASB Statement No. 4 are generally effective for fiscal years beginning after May 15, 2002. The adoption of SFAS 145 did not have a material effect on the Company's consolidated financial statements.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS -- In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is

                 HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 will not have a material effect on the Company's consolidated financial statements.

3.  PROPERTY AND EQUIPMENT

                                                                      DECEMBER 31,
                                                     MARCH 31,    ---------------------
                                                       2003         2002        2001
                                                    -----------   ---------   ---------
                                                    (UNAUDITED)
Office machinery and computer equipment...........   $ 420,709    $ 411,649   $ 367,430
Furniture and fixtures............................      14,862       12,197       7,104
                                                     ---------    ---------   ---------
                                                       435,571      423,846     374,534
Less accumulated depreciation.....................    (350,138)    (331,915)   (273,950)
                                                     ---------    ---------   ---------
Property and equipment -- net.....................   $  85,433    $  91,931   $ 100,584
                                                     =========    =========   =========

     Depreciation expense for the three months ended March 31, 2003 and for the years ended December 31, 2002, 2001 and 2000 was $18,223, $57,965, $53,875 and
$42,798, respectively.

4.  MORTGAGE LOANS HELD FOR SALE

     During the year ended December 31, 2002, the Company purchased $208,274 of mortgage loans from Hanover Capital Mortgage Holdings, Inc. ("HCHI"). At March 31, 2003, the balance of mortgage loans held for sale was $204,437 comprised of $181,408 of adjustable-rate loans and $23,029 of fixed-rate loans. At December 31, 2002, the balance of mortgage loans held for sale was $207,151 comprised of $183,767 of adjustable-rate loans and $23,384 of fixed-rate loans. The fair value of mortgage loans held for sale at March 31, 2003 and December 31, 2002 was $204,437 and $207,151, respectively based upon projected prices which could be obtained through investors considering interest rates, loan type and credit quality.

5.  CONCENTRATION RISK

     The Company's accounts receivable and revenues included customers that individually accounted for more than 10% as follows:

                                  REVENUES FOR THE
ACCOUNTS RECEIVABLE AS OF        THREE MONTHS ENDED
     MARCH 31, 2003                MARCH 31, 2003
-------------------------      -----------------------
       (UNAUDITED)                   (UNAUDITED)
Major Customer #1     19%      Major Customer #1    19%
Major Customer #2     18       Major Customer #2    16
Major Customer #3     14       Major Customer #3    13
                               Major Customer #4    11

ACCOUNTS RECEIVABLE AS OF      REVENUES FOR THE YEAR ENDED
    DECEMBER 31, 2002               DECEMBER 31, 2002
-------------------------      ---------------------------
Major Customer #1     22%       Major Customer #1      22%
Major Customer #2     12        Major Customer #2      16
Major Customer #3     12        Major Customer #3      11
Major Customer #4     11

                 HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

6.  MORTGAGE SERVICING

     The Company, through its wholly-owned subsidiary, HCMC, services multifamily mortgage loans on behalf of others. Loan servicing consists of the collection of monthly mortgage payments on behalf of investors, reporting information to those investors on a monthly basis, and maintaining custodial escrow accounts for the payment of principal and interest to investors and property taxes and insurance premiums on behalf of borrowers. As of March 31, 2003 and December 31, 2002 and 2001, HCMC was servicing 1, 1 and 3 loans, respectively, with unpaid principal balances of $1,087,898, $1,099,595 and $4,918,187, respectively including loans subserviced for others of $3,774,586 at December 31, 2001. Escrow balances maintained by HCMC were $80,607, $65,282 and $152,226 at March 31, 2003 and December 31, 2002 and 2001, respectively. The aforementioned servicing portfolio and related escrow accounts are not included in the accompanying Consolidated Balance Sheets as of March 31, 2003 and December 31, 2002 and 2001.

7.  RELATED PARTY TRANSACTIONS

                                                                              DECEMBER 31,
                                                             MARCH 31,    ---------------------
                                                               2003         2002        2001
                                                            -----------   ---------   ---------
                                                            (UNAUDITED)
Due from HanoverTrade, Inc.(1)............................   $ 182,529    $ 268,703   $ 465,987
Due from Hanover Mortgage Capital Corporation.............          --           --       6,662
Due from HDMF-I LLC(2)....................................     116,816       94,984         988
                                                             ---------    ---------   ---------
Receivables from related parties..........................   $ 299,345    $ 363,687   $ 473,637
                                                             =========    =========   =========

---------------

(1) Amounts due reflect certain costs that the Company paid on behalf of HanoverTrade, Inc. The expenses billed include personnel, occupancy, travel and entertainment, and general and administrative.

(2) Amounts due at March 31, 2003 and December 31, 2002 reflect asset management and due diligence services provided to HDMF-I.

     Due to related parties of $48,495, $14,841 and $411,232 at March 31, 2003 and December 31, 2002 and 2001, respectively, are due to HCHI and primarily represent an allocation of payroll expenses and tax payments made by HCHI on behalf of HCP, partially offset by management fees charged by HCP to HCHI. The Company provides, among other services, due diligence, asset management and administrative services to HCHI pursuant to a Management Agreement that continues until December 31, 2003 with automatic annual renewal.

     At March 31, 2003 and December 31, 2002 and 2001, the Company had a principal balance outstanding on a note payable to HCHI in the amount of $870,298, $870,298 and $1,350,859, respectively. The note bears interest at the prime rate minus 1% and interest is calculated on the daily principal balance outstanding. At March 31, 2003 and December 31, 2002 and 2001, the interest rate in effect was 3.25%, 3.25% and 3.75%, respectively. Included in the first quarter 2003 and annual 2002 and 2001 Consolidated Statements of Operations is interest expense in the amount of $7,071, $39,454 and $65,555, respectively, related to this note payable. The entire unpaid principal balance on the note is due in full on March 31, 2004.

                 HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

8.  INCOME TAXES

     The components of deferred income taxes are as follows:

                                                                      DECEMBER 31,
                                                     MARCH 31,    ---------------------
                                                       2003         2002        2001
                                                    -----------   ---------   ---------
                                                    (UNAUDITED)
DEFERRED TAX ASSETS
Temporary differences.............................   $  30,177    $  40,240   $  64,585
Federal net operating loss carryforward...........     163,125      140,045     318,254
State/Local net operating loss carryforward.......      70,253       66,211     106,085
AMT Credit........................................      16,830       16,830      16,830
                                                     ---------    ---------   ---------
Total deferred tax assets.........................     280,385      263,326     505,754
Valuation allowance...............................     (23,648)     (23,648)   (211,713)
                                                     ---------    ---------   ---------
Deferred tax asset -- net.........................   $ 256,737    $ 239,678   $ 294,041
                                                     =========    =========   =========

     The items resulting in significant temporary differences for the three months ended March 31, 2003 and for the years ended December 31, 2002 and 2001 that generate deferred tax assets relate primarily to the recognition of expense for financial reporting purposes. The net change of $188,065 in the valuation allowance is due to a change in management's judgment about the realizability of the related deferred tax asset in future years.

     The components of the income tax provision (benefit) consist of the following:

                                 THREE MONTHS ENDED
                                     MARCH 31,            YEARS ENDED DECEMBER 31,
                                --------------------   -------------------------------
                                  2003        2002       2002       2001       2000
                                ---------   --------   --------   --------   ---------
                                    (UNAUDITED)
Current -- Federal, state and
  local.......................  $      --   $     --   $ 44,118   $ 17,459   $  19,040
Deferred -- Federal, state and
  local.......................    (17,059)    18,994     54,363     46,690     612,682
                                ---------   --------   --------   --------   ---------
Total.........................  $ (17,059)  $ 18,994   $ 98,481   $ 64,149   $ 631,722
                                =========   ========   ========   ========   =========

                 HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     The income tax provision (benefit) differs from amounts computed at statutory rates, as follows:

                                THREE MONTHS ENDED
                                    MARCH 31,             YEARS ENDED DECEMBER 31,
                               --------------------   --------------------------------
                                 2003        2002       2002        2001       2000
                               ---------   --------   ---------   --------   ---------
                                   (UNAUDITED)
Federal income tax provision
  (benefit) at statutory
  rate.......................  $ (24,172)  $ 15,724   $ 236,535   $ 32,448   $ 374,021
State and local income tax
  provision (benefit)........     (4,042)     2,845      41,324     10,816      72,052
Meals and entertainment......        446        261       2,313      1,812       4,065
Officer's life insurance.....        646        164       1,870      3,551         268
Tax settlement...............         --         --       2,662     15,522          --
Penalties....................         --         --         162         --       1,702
Realized loss on hedge
  transaction................         --         --          --         --     (14,089)
Sale of assets...............         --         --          --         --     (18,010)
(Reversal of) provision for
  valuation allowance........         --         --    (188,065)        --     211,713
Other........................         --         --       1,680         --          --
Write-off of deferred tax
  asset......................     10,063         --          --         --          --
                               ---------   --------   ---------   --------   ---------
Income tax provision
  (benefit)..................  $ (17,059)  $ 18,994   $  98,481   $ 64,149   $ 631,722
                               =========   ========   =========   ========   =========

     At March 31, 2003, the Company has a Federal tax net operating loss carryforward of approximately $453,000 that begins to expire in 2012.

9.  STOCKHOLDER'S EQUITY

     Prior to July 1, 2002, HCHI owned all of the outstanding preferred stock of the Company, giving it a 97% economic interest. The remaining 3% economic interest represented by all of the common stock of the Company was owned by the principals, John A. Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N. Tavares. Pursuant to a Stock Purchase Agreement effective July 1, 2002, HCHI acquired 100% of the outstanding common stock of the Company. Therefore, as of July 1, 2002, HCHI owns 100% of the outstanding capital stock, both preferred and common, of the Company.

                 HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

10.  COMMITMENTS AND CONTINGENCIES

     The Company has noncancelable operating lease agreements for office space. Future minimum rental payments as of March 31, 2003 for such leases are as follows:

             YEAR               AMOUNT
             ----              ---------
  2003.......................  $ 120,699
  2004.......................    160,932
  2005.......................     53,644
                               ---------
                               $ 335,275
                               =========

     Rent expense for the three months ended March 31, 2003 and for the years ended December 31, 2002, 2001 and 2000 was $53,740, $144,610, $128,345 and
$144,731, respectively.

                                  * * * * * *

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
HanoverTrade, Inc. and Subsidiary
Edison, New Jersey

     We have audited the accompanying consolidated balance sheets of HanoverTrade, Inc. and Subsidiary (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of HanoverTrade, Inc. and Subsidiary at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Parsippany, New Jersey
March 20, 2003

                       HANOVERTRADE, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                            DECEMBER 31,
                                                         MARCH 31,    -------------------------
                                                           2003          2002          2001
                                                        -----------   -----------   -----------
                                                        (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...........................  $   322,642   $   160,219   $   196,451
  Accounts receivable.................................      665,652       298,258       590,234
  Current portion of long-term note receivable........      150,000        75,000            --
  Prepaid expenses and other current assets...........       42,962        50,899        31,105
                                                        -----------   -----------   -----------
     Total current assets.............................    1,181,256       584,376       817,790
PROPERTY AND EQUIPMENT -- Net.........................      155,985       157,426       176,728
CAPITALIZED SOFTWARE -- Net...........................    2,041,023     1,844,694     2,220,323
GOODWILL -- Net.......................................    1,547,706     1,514,736     1,044,266
DEFERRED TAX ASSET -- Net.............................           --            --            --
LONG-TERM NOTE RECEIVABLE -- Net of current portion...      150,000       225,000            --
OTHER ASSETS                                            18,971.....        18,971        18,971
                                                        -----------   -----------   -----------
TOTAL ASSETS..........................................  $ 5,094,941   $ 4,345,203   $ 4,278,078
                                                        ===========   ===========   ===========
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses...............  $   793,101   $   538,970   $   407,372
  Accrued interest due to related party...............       63,532        58,453       103,738
  Payable under asset purchase agreement..............           --       500,000       500,000
  Due to related parties..............................       55,579       442,495       544,639
  Deferred revenue....................................      289,219        91,869            --
  Other current liabilities...........................           --         6,998         5,110
                                                        -----------   -----------   -----------
     Total current liabilities........................    1,201,431     1,638,785     1,560,859
NOTE PAYABLE TO RELATED PARTY.........................    8,120,266     7,395,896     7,654,396
                                                        -----------   -----------   -----------
     TOTAL LIABILITIES................................    9,321,697     9,034,681     9,215,255
                                                        -----------   -----------   -----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S EQUITY:
  Preferred stock: $0.01 par value, 100,000 shares
     authorized, 97,000 shares outstanding at March
     31, 2003 and December 31, 2002 and 2001..........          970           970           970
  Common stock: $0.01 par value, 105,000 shares
     authorized, 3,000 shares outstanding at March 31,
     2003 and December 31, 2002 and 2001..............           30            30            30
  Additional paid-in capital..........................    1,017,991       485,021            --
  Retained earnings (deficit).........................   (5,245,747)   (5,175,499)   (4,938,177)
                                                        -----------   -----------   -----------
     TOTAL STOCKHOLDER'S EQUITY (DEFICIT).............   (4,226,756)   (4,689,478)   (4,937,177)
                                                        -----------   -----------   -----------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY............  $ 5,094,941   $ 4,345,203   $ 4,278,078
                                                        ===========   ===========   ===========

                 See notes to consolidated financial statements

                       HANOVERTRADE, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                THREE MONTHS ENDED
                                    MARCH 31,                   YEARS ENDED DECEMBER 31,
                             ------------------------   -----------------------------------------
                                2003         2002          2002           2001           2000
                             ----------   -----------   -----------   ------------   ------------
                                   (UNAUDITED)
REVENUES:
  Loan brokering, trading
     and advisory
     services..............  $  734,533   $ 1,815,030   $ 6,836,352   $  3,521,338   $    140,781
  Technology...............     885,175        21,542       341,631             --             --
  Consulting...............          --            --       260,829             --             --
  Other....................      49,593        46,102       149,835         77,334             --
                             ----------   -----------   -----------   ------------   ------------
     Total revenues........   1,669,301     1,882,674     7,588,647      3,598,672        140,781
                             ----------   -----------   -----------   ------------   ------------
EXPENSES:
  Personnel................     979,452       913,950     4,199,193      3,616,575        789,646
  Depreciation and
     amortization..........     367,246       295,887     1,219,174      1,102,073        150,935
  General and
     administrative........     130,724       195,306       639,310        397,432         89,139
  Interest.................      63,532        72,682       266,657        366,243         81,479
  Travel and
     entertainment.........      57,748        56,196       254,024        262,695        174,821
  Occupancy................      51,951        51,488       413,995        325,960        130,278
  Professional.............      38,162        27,000       130,305        214,669         32,143
  Technology...............      33,725       239,705       659,409        663,955        230,520
  Insurance................      17,009         2,728        35,904         12,604          4,332
                             ----------   -----------   -----------   ------------   ------------
     Total expenses........   1,739,549     1,854,942     7,817,971      6,962,206      1,683,293
                             ----------   -----------   -----------   ------------   ------------
INCOME (LOSS) BEFORE INCOME
  TAX PROVISION (BENEFIT)..     (70,248)       27,732      (229,324)    (3,363,534)    (1,542,512)
INCOME TAX PROVISION
  (BENEFIT)................          --            --         7,998             --             --
                             ----------   -----------   -----------   ------------   ------------
NET INCOME (LOSS)..........  $  (70,248)  $    27,732   $  (237,322)  $ (3,363,534)  $ (1,542,512)
                             ==========   ===========   ===========   ============   ============
BASIC EARNINGS (LOSS) PER
  SHARE (NOTE 2)...........  $   (23.42)  $      9.24   $    (79.11)  $  (1,121.18)  $    (514.17)
                             ==========   ===========   ===========   ============   ============

                 See notes to consolidated financial statements

                       HANOVERTRADE, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND FOR THE THREE MONTHS ENDED
                           MARCH 31, 2003 (UNAUDITED)

                                            PREFERRED STOCK    COMMON STOCK     ADDITIONAL                      RETAINED
                                            ---------------   ---------------     PAID-IN     COMPREHENSIVE     EARNINGS
                                            SHARES   AMOUNT   SHARES   AMOUNT     CAPITAL         LOSS         (DEFICIT)
                                            ------   ------   ------   ------   -----------   -------------   ------------
BALANCE, DECEMBER 31, 1999................  97,000   $ 970    3,000     $ 30    $        --                   $    (32,131)
Comprehensive loss:
  Net loss................................                                                    $ (1,542,512)     (1,542,512)
                                                                                              ------------
  Comprehensive loss......................                                                    $ (1,542,512)
                                            ------   -----    -----     ----    -----------   ============    ------------
BALANCE, DECEMBER 31, 2000................  97,000     970    3,000       30             --                     (1,574,643)
Comprehensive loss:
  Net loss................................                                                    $ (3,363,534)     (3,363,534)
                                                                                              ------------
  Comprehensive loss......................                                                    $ (3,363,534)
                                            ------   -----    -----     ----    -----------   ============    ------------
BALANCE, DECEMBER 31, 2001................  97,000     970    3,000       30             --                     (4,938,177)
Capital contribution......................  ......                                  485,021
Comprehensive loss:
  Net loss................................                                                    $   (237,322)       (237,322)
                                                                                              ------------
  Comprehensive loss......................                                                    $   (237,322)
                                            ------   -----    -----     ----    -----------   ============    ------------
BALANCE, DECEMBER 31, 2002................  97,000     970    3,000       30        485,021                     (5,175,499)
Capital contribution......................                                          532,970
Comprehensive loss:
  Net loss................................                                                    $    (70,248)        (70,248)
                                                                                              ------------
  Comprehensive loss......................                                                    $    (70,248)
                                            ------   -----    -----     ----    -----------   ============    ------------
BALANCE, MARCH 31, 2003...................  97,000   $ 970    3,000     $ 30    $ 1,017,991                   $ (5,245,747)
                                            ======   =====    =====     ====    ===========                   ============

                                             ACCUMULATED
                                                OTHER
                                            COMPREHENSIVE
                                                GAIN           TOTAL
                                            -------------   ------------
BALANCE, DECEMBER 31, 1999................   $       --     $    (31,131)
Comprehensive loss:
  Net loss................................                    (1,542,512)
  Comprehensive loss......................
                                             ----------     ------------
BALANCE, DECEMBER 31, 2000................           --       (1,573,643)
Comprehensive loss:
  Net loss................................                    (3,363,534)
  Comprehensive loss......................
                                             ----------     ------------
BALANCE, DECEMBER 31, 2001................           --       (4,937,177)
Capital contribution......................                       485,021
Comprehensive loss:
  Net loss................................                      (237,322)
  Comprehensive loss......................
                                             ----------     ------------
BALANCE, DECEMBER 31, 2002................           --       (4,689,478)
Capital contribution......................                       532,970
Comprehensive loss:
  Net loss................................                       (70,248)
  Comprehensive loss......................
                                             ----------     ------------
BALANCE, MARCH 31, 2003...................   $       --     $ (4,226,756)
                                             ==========     ============

                 See notes to consolidated financial statements

                       HANOVERTRADE, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      THREE MONTHS ENDED
                                                           MARCH 31,                 YEARS ENDED DECEMBER 31,
                                                     ---------------------   ----------------------------------------
                                                       2003        2002         2002          2001           2000
                                                     ---------   ---------   ----------   ------------   ------------
                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)................................  $ (70,248)  $  27,732   $ (237,322)  $ (3,363,534)  $ (1,542,512)
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating
    activities:
    Depreciation and amortization..................    367,246     295,887    1,219,174      1,102,073        150,935
    Changes in assets -- (increase) decrease:
      Accounts receivable..........................   (367,394)   (851,551)     291,976       (580,234)        (9,974)
      Note receivable..............................         --          --     (300,000)            --             --
      Prepaid expenses and other assets............      7,937       2,495      (19,794)       (85,201)            --
    Changes in liabilities -- increase (decrease):
      Accounts payable and accrued expenses........    254,131     211,399      131,598       (601,031)     1,008,403
      Accrued interest due to related party........      5,079     (31,055)     (45,285)        67,874         35,864
      Due to related parties.......................   (386,916)    317,214     (102,144)       154,501        254,512
      Deferred revenue.............................  197,350..          --       91,869             --             --
      Other current liabilities....................     (6,998)     (1,800)       1,888          5,110             --
                                                     ---------   ---------   ----------   ------------   ------------
         Net cash provided by (used in) operating
           activities..............................        187     (29,679)   1,031,960     (3,300,442)      (102,772)
                                                     ---------   ---------   ----------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment..............    (30,134)     (9,885)     (86,193)       (28,620)       (21,695)
  Capitalized software costs.......................   (532,000)         --     (738,050)      (424,287)    (2,747,647)
  Acquisition, net of cash acquired................    (75,000)         --           --       (833,411)            --
                                                     ---------   ---------   ----------   ------------   ------------
         Net cash used in investing activities.....   (637,134)     (9,885)    (824,243)    (1,286,318)    (2,769,342)
                                                     ---------   ---------   ----------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from (repayment of) note payable to
    related party..................................    724,370     150,000     (258,500)     4,750,638      2,903,758
  Capital contributions............................     75,000      14,551       14,551             --             --
                                                     ---------   ---------   ----------   ------------   ------------
         Net cash provided by (used in) financing
           activities..............................    799,370     164,551     (243,949)     4,750,638      2,903,758
                                                     ---------   ---------   ----------   ------------   ------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS......................................    162,423     124,987      (36,232)       163,878         31,644
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.....    160,219     196,451      196,451         32,573            929
                                                     ---------   ---------   ----------   ------------   ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD...........  $ 322,642   $ 321,438   $  160,219   $    196,451   $     32,573
                                                     =========   =========   ==========   ============   ============

                 See notes to consolidated financial statements

                       HANOVERTRADE, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

1.  BUSINESS DESCRIPTION

     HanoverTrade, Inc. and Subsidiary is principally engaged in operating an Internet exchange for trading mortgage loans, mortgage servicing rights and related assets, and providing state-of-the-art technologies supported by experienced valuation, operations and trading professionals. In addition to trading assets, HanoverTrade, Inc. and Subsidiary provides a full range of asset valuation, analysis, and marketing services for performing, sub-performing and non-performing assets, whole loans and participations, Community Reinvestment Act loans, and mortgage servicing rights. During 2002, Pamex Securities, LLC, a wholly-owned subsidiary of HanoverTrade, Inc., withdrew from the National Association of Securities Dealers as a registered broker/dealer.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of HanoverTrade, Inc. and its wholly-owned subsidiary (the "Company"). All significant intercompany accounts and transactions have been eliminated.

     USE OF ESTIMATES; RISKS AND UNCERTAINTIES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates. The Company's estimates and assumptions primarily arise from risks and uncertainties associated with technology. Although management is not currently aware of any factors that would significantly change its estimates and assumptions in the near term, it is possible that the estimated useful lives of the Company's technology assets and related carrying values could be reduced in the near term due to competitive pressures. In addition, the Company recognizes a portion of its technology revenue on the percentage-of-completion method that requires management to make estimates as to the extent of progress toward completion, contract revenues, and contract costs. However, if management's estimates are incorrect, the Company's results of operations could be materially affected.

     CASH AND CASH EQUIVALENTS -- Cash and cash equivalents include cash on hand, overnight investments deposited with banks and money market mutual funds primarily invested in government securities with weighted maturities less than 60 days.

     PROPERTY AND EQUIPMENT -- Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally three years. Leasehold improvements are amortized over the terms of the respective leases or their estimated useful lives, whichever is shorter.

     CAPITALIZED SOFTWARE -- Capitalized software includes external application development stage costs and external enhancement costs incurred to develop and modify the Company's Internet exchange for trading loan pools and also includes software production costs incurred to develop a mortgage loan servicing valuation and analysis tool, a real-time Internet data analysis system and an Internet exchange for trading assets. Capitalized software costs for the Company's Internet exchange are stated at cost less accumulated amortization and are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization is computed on the straight-line method over the estimated useful lives of the assets, generally three years. The Company periodically reassesses the estimated useful lives of the assets considering the effects of obsolescence, technology, competition and other economic factors. Capitalized software costs for the Company's mortgage loan

                       HANOVERTRADE, INC. AND SUBSIDIARY

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

servicing valuation and analysis tool, real-time Internet data analysis system and Internet exchange for trading assets are stated at the lower of unamortized cost or net realizable value. Amortization is computed based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

     GOODWILL -- Goodwill represents the excess of the purchase price over the net carrying value of assets acquired (which approximates fair value) at acquisition date. The Company evaluates goodwill for impairment on an annual basis and if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

     DEFERRED REVENUE -- Certain service contracts are recorded in the accompanying Consolidated Balance Sheets as deferred revenue and are recognized during the period the services are provided and the related revenue is earned.

     REVENUE RECOGNITION -- Revenues from loan brokering, trading and advisory services are recognized when the transactions close and fees are earned and billed. At the time of closing a transaction, the number of loans, loan principal balance and purchase price in the transaction are agreed upon, documentation is signed and the sale is funded. The Company's billing of fees relating to a transaction occurs concurrently with the closing and funding.

     Revenues from technology include fees earned from consulting services and the licensing of software. The percentage-of-completion method is utilized to recognize revenues and profits for long-term technology consulting contracts. Progress towards completion is measured using the efforts-expended method or the contract milestones method. These methods are applied consistently to all contracts having similar characteristics in similar circumstances. Under the efforts-expended method, revenues and profits are recognized based on the extent of progress as measured by the ratio of hours performed at the measurement date to estimated total hours at completion. Estimated hours include estimated hours of employees and subcontractors engaged to perform work under the contract. Under the contract milestones method, revenues and profits are recognized based on results achieved in accordance with the contract in consideration of remaining obligations. If estimates of cost to complete long-term contracts indicate a loss, provision is made currently for the total loss anticipated. Revenues from the licensing of software are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

     Revenues from consulting services are recognized on a time-and-materials basis as services are provided by our employees and subcontractors.

     INCOME TAXES -- The Company uses the asset and liability method in accounting for income taxes. This measures the tax effect of differences between the tax basis and financial statement carrying amounts of assets and liabilities.

     BASIC EARNINGS PER SHARE -- Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Shares issued during the period and shares reacquired during the period are weighted for the portion of time they were outstanding.

     RELATED PARTY TRANSACTIONS -- The results of operations may not necessarily be indicative of those that would have occurred on a stand-alone basis.

     ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS -- The fair values of cash and cash equivalents, accounts receivable, note receivable, accounts payable and accrued expenses, due to related parties and note payable to related party were determined to be their carrying values due to their short-term nature.

     RECLASSIFICATION -- Certain reclassifications of prior years' amounts have been made to conform to the current year presentation.

                       HANOVERTRADE, INC. AND SUBSIDIARY

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS -- On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 supersedes Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"). SFAS 144 retains the requirements of SFAS 121 for recognizing and measuring the impairment loss of long-lived assets to be held and used. For long-lived assets to be disposed of by sale, SFAS 144 requires a single accounting model be used for all long-lived assets, whether previously held and used or newly acquired. The adoption of SFAS 144 did not have an impact on the Company's consolidated financial position or results of operations.

     In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS 145 amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions of SFAS 145 related to the rescission of FASB Statement No. 4 are generally effective for fiscal years beginning after May 15, 2002. The adoption of SFAS 145 did not have a material effect on the Company's consolidated financial statements.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS -- In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 will not have a material effect on the Company's consolidated financial statements.

3.  ACQUISITION

     On January 19, 2001, the Company hired 18 employees of Pamex Capital Partners LLC ("Pamex") and purchased all of its assets. The Company entered into employment agreements with 6 of the 18 employees hired. The purchase price consisted of $850,000 in cash paid at closing, professional fees of $18,530 plus an earn-out of between $1,250,000 and $1,500,000, payable over three years in common stock of Hanover Capital Mortgage Holdings, Inc. ("HCHI"). The acquisition was accounted for using the purchase method of accounting. As of December 31, 2002, the first earn-out of $500,000 in common stock of HCHI has been paid and a second earn-out of $500,000 has been accrued. The second earn-out was subsequently paid on February 24, 2003. In addition, the Company was required, under terms of the purchase agreement, to adopt an employee stock option plan pursuant to which it was to issue options to purchase 5% of the number of shares of common stock outstanding as of January 19, 2001. However, on February 25, 2003, HCHI granted options to purchase 30,000 shares of its common stock under its 1999 Equity Incentive Plan in satisfaction of the Company's obligation. The stock options were issued with an exercise price of $7.69, were fully vested on the date of grant and expire on February 24, 2008, excluding the grantee's death or termination of employment. Included in the assets purchased was Pamex Securities, LLC, a securities broker dealer with minimal net assets and insignificant net income from continuing operations for the period from January 19, 2001 to December 31, 2001.

                       HANOVERTRADE, INC. AND SUBSIDIARY

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

4.  PROPERTY AND EQUIPMENT

                                                                      DECEMBER 31,
                                                     MARCH 31,    ---------------------
                                                       2003         2002        2001
                                                    -----------   ---------   ---------
                                                    (UNAUDITED)
Office machinery and computer equipment...........   $ 300,378    $ 272,244   $ 206,344
Furniture and fixtures............................      54,914       54,914      53,136
Leasehold improvements............................      20,985       18,985         470
                                                     ---------    ---------   ---------
                                                       376,277      346,143     259,950
Less accumulated depreciation and amortization....    (220,292)    (188,717)    (83,222)
                                                     ---------    ---------   ---------
Property and equipment -- net.....................   $ 155,985    $ 157,426   $ 176,728
                                                     =========    =========   =========

     Depreciation and amortization expense for the three months ended March 31, 2003 and for the years ended December 31, 2002, 2001 and 2000 was $31,575, $105,495, $81,208 and $2,014, respectively.

5.  CAPITALIZED SOFTWARE

                                                                    DECEMBER 31,
                                                 MARCH 31,    -------------------------
                                                   2003          2002          2001
                                                -----------   -----------   -----------
                                                (UNAUDITED)
Capitalized software costs....................  $ 4,595,524   $ 4,063,524   $ 3,325,474
Less accumulated amortization.................   (2,554,501)   (2,218,830)   (1,105,151)
                                                -----------   -----------   -----------
Capitalized software -- net...................  $ 2,041,023   $ 1,844,694   $ 2,220,323
                                                ===========   ===========   ===========

     Amortization expense for the three months ended March 31, 2003 and for the years ended December 31, 2002, 2001 and 2000 was $335,671, $1,113,679, $956,230
and $148,921, respectively.

     The estimated aggregate amortization expense, as of March 31, 2003, for the years ending December 31, 2003, 2004, 2005 and 2006 is $956,827, $583,475,
$401,834 and $98,887, respectively. The estimated aggregate amortization expense, as of December 31, 2002, for the years ending December 31, 2003, 2004, 2005 and 2006 was $1,208,941, $406,143, $224,501 and $5,109, respectively.

6.  GOODWILL

Balance as of December 31, 2001.........................  $ 1,044,266
Adjustment..............................................      (29,530)
Addition................................................      500,000
                                                          -----------
Balance as of December 31, 2002.........................    1,514,736
Adjustment..............................................       32,970
                                                          -----------
Balance as of March 31, 2003 (unaudited)................  $ 1,547,706
                                                          ===========

     On February 19, 2002, the Company received a capital contribution from HCHI of 63,577 shares of HCHI common stock with a then fair market value of $470,470. The Company utilized the capital contribution to fund the first earn-out issued in connection with its purchase of all of the assets of Pamex. The difference between the amount accrued at December 31, 2001 and the capital contribution at February 19, 2002, or $29,530, was reflected as an adjustment to goodwill. As of December 31, 2002, a second earn-out of $500,000 had been accrued.

                       HANOVERTRADE, INC. AND SUBSIDIARY

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     On February 24, 2003, the Company received a capital contribution from HCHI of $75,000 of cash and 60,180 shares of HCHI common stock with a then fair market value of $457,970. The capital contribution was utilized by the Company to fund the second earn-out issued in connection with its purchase of all of the assets of Pamex. The difference between the amount accrued at December 31, 2002 and the capital contribution on February 24, 2003, or $32,970, was reflected as an adjustment to goodwill.

     No impairment losses were recognized for the three months ended March 31, 2003 or for the year ended December 31, 2002.

7.  NOTE RECEIVABLE

     On November 15, 2002, the Company entered into a credit and security agreement with VerticalCrossings.com, Inc. ("Vcross"). Vcross specializes in trading U.S. Treasury and Agency securities and structured products. Pursuant to this agreement, the Company loaned Vcross $300,000 at an interest rate of 12%. Interest is payable monthly and principal is payable in four equal quarterly payments beginning on December 1, 2003. The loan is collateralized by all of Vcross' assets. As additional consideration for the loan, the Company received an exclusive perpetual license to use Vcross' proprietary software technology to conduct on-line auctions of mortgage loans. The Company also received warrants to purchase up to 33,469 shares of Vcross common stock. From previous transactions with Vcross, the Company has warrants to purchase up to an additional 15,646 shares of Vcross common stock. These warrants are not actively traded and at March 31, 2003 and December 31, 2002, the Company has valued them at zero in the accompanying Consolidated Balance Sheet.

8.  CONCENTRATION RISK

     The Company's accounts receivable and revenues included customers that individually accounted for more than 10% as follows:

                             REVENUES FOR THE
ACCOUNTS RECEIVABLE AS OF   THREE MONTHS ENDED
     MARCH 31, 2003           MARCH 31, 2003
-------------------------  ---------------------
       (UNAUDITED)              (UNAUDITED)
Major Customer #1 47%      Major Customer #1 33%
Major Customer #2 45       Major Customer #2 20
                           Major Customer #3 19

ACCOUNTS RECEIVABLE AS OF  REVENUES FOR THE YEAR ENDED
    DECEMBER 31, 2002           DECEMBER 31, 2002
-------------------------  ---------------------------
Major Customer #1 66%      Major Customer #1 49%
Major Customer #2 24

9.  RELATED PARTY TRANSACTIONS

                                                      MARCH 31,        DECEMBER 31,
                                                     -----------   ---------------------
                                                        2003         2002        2001
                                                     -----------   ---------   ---------
                                                     (UNAUDITED)
Due to Hanover Capital Partners Ltd. ..............   $ 182,528    $ 270,987   $ 466,287
Due (from) to Hanover Capital Mortgage Holdings,
  Inc. ............................................    (125,586)     172,871      78,400
Other..............................................      (1,363)      (1,363)        (48)
                                                      ---------    ---------   ---------
Due to related parties.............................   $  55,579    $ 442,495   $ 544,639
                                                      =========    =========   =========

                       HANOVERTRADE, INC. AND SUBSIDIARY

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     For the three months ended March 31, 2003 and for the years ended December 31, 2002, 2001 and 2000, Hanover Capital Partners Ltd. ("HCP") and HCHI billed certain expenses to the Company. The expenses billed include personnel, travel and entertainment, general and administrative, occupancy, technology and professional. These expenses were billed to reflect certain costs paid on behalf of the Company. The Company expects similar billings from HCP and HCHI in future periods.

     At March 31, 2003 and December 31, 2002 and 2001, the Company had a principal balance on a note payable to HCHI in the amount of $8,120,266, $7,395,896 and $7,654,396, respectively. The maximum loan amount under this note is $10 million. The note bears interest daily at the prime rate minus 1% and interest is calculated on the daily principal balance outstanding. At March 31, 2003, December 31, 2002 and 2001, the interest rate in effect was 3.25%, 3.25% and 3.75%, respectively. The entire unpaid principal balance on the note is due in full on March 31, 2004.

10.  INCOME TAXES

                                       MARCH 31,            DECEMBER 31,
                                      -----------    --------------------------
                                         2003           2002           2001
                                      -----------    -----------    -----------
                                      (UNAUDITED)
Deferred tax assets -- Federal......  $ 1,794,267    $ 1,763,975    $ 1,660,082
Deferred tax assets -- state........      272,851        268,063        284,207
                                      -----------    -----------    -----------
                                        2,067,118      2,032,038      1,944,289
Valuation allowance.................   (2,067,118)    (2,032,038)    (1,944,289)
                                      -----------    -----------    -----------
Deferred tax asset -- net...........  $        --    $        --    $        --
                                      ===========    ===========    ===========

     The items resulting in significant temporary differences for the three months ended March 31, 2003 and for the years ended December 31, 2002 and 2001 that generate deferred tax assets relate primarily to the benefit of net operating loss carryforwards and goodwill amortization. The Company has established a valuation allowance for the full amount of the deferred income tax benefit.

     The components of the income tax provision consist of the following:

                                    THREE MONTHS ENDED
                                        MARCH 31,               YEARS ENDED DECEMBER 31,
                                    ------------------   ---------------------------------------
                                      2003      2002        2002          2001          2000
                                    --------   -------   -----------   -----------   -----------
                                       (UNAUDITED)
Current -- Federal, state and
  local...........................  $     --   $    --   $     7,998   $        --   $        --
Deferred -- Federal, state and
  local...........................   (35,080)    6,799       (87,749)   (1,323,465)     (608,395)
                                    --------   -------   -----------   -----------   -----------
                                     (35,080)    6,799       (79,751)   (1,323,465)     (608,395)
Valuation allowance...............    35,080    (6,799)       87,749     1,323,465       608,395
                                    --------   -------   -----------   -----------   -----------
Total.............................  $     --   $    --   $     7,998   $        --   $        --
                                    ========   =======   ===========   ===========   ===========

                       HANOVERTRADE, INC. AND SUBSIDIARY

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

     The income tax provision differs from amounts computed at statutory rates, as follows:

                                  THREE MONTHS ENDED
                                       MARCH 31,                YEARS ENDED DECEMBER 31,
                                  -------------------   ----------------------------------------
                                    2003       2002        2002           2001          2000
                                  ---------   -------   -----------   ------------   -----------
                                      (UNAUDITED)
Federal income tax provision
  (benefit) at statutory rate...  $ (23,884)  $ 4,160   $   (77,970)  $ (1,143,602)  $  (524,454)
State and local income tax
  provision (benefit)...........     (3,775)    1,640       (12,324)      (191,274)      (97,050)
Meals and entertainment.........      1,090       755         7,145          8,609        11,228
Officers' life insurance........      2,328       244         3,391          2,802         1,881
Tax amortization in excess of
  book amortization.............    (10,839)       --       (38,837)            --            --
Effect of rate changes on prior
  year deferred tax assets......         --        --        32,331             --            --
State alternative minimum tax...         --        --         7,998             --            --
Other...........................         --        --        (1,485)            --            --
                                  ---------   -------   -----------   ------------   -----------
                                    (35,080)    6,799       (79,751)    (1,323,465)     (608,395)
Valuation allowance.............     35,080    (6,799)       87,749      1,323,465       608,395
                                  ---------   -------   -----------   ------------   -----------
Income tax provision............  $      --   $    --   $     7,998   $         --   $        --
                                  =========   =======   ===========   ============   ===========

     At March 31, 2003, the Company has a Federal tax net operating loss carryforward of approximately $5,251,000 that begins to expire in 2019.

11.  STOCKHOLDER'S EQUITY

     On February 24, 2003, the Company received a capital contribution from HCHI of $75,000 of cash and 60,180 shares of HCHI common stock with a then fair market value of $457,970. The capital contribution was utilized by the Company to fund the second earn-out issued in connection with its purchase of all of the assets of Pamex. The difference between the amount accrued at December 31, 2002 and the capital contribution on February 24, 2003, or $32,970, was reflected as an adjustment to goodwill.

     Prior to July 1, 2002, HCHI owned all of the outstanding preferred stock of the Company, giving it a 97% economic interest. The remaining 3% economic interest represented by all of the common stock of the Company was owned by the principals, John A. Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N. Tavares. Pursuant to a Stock Purchase Agreement effective July 1, 2002, HCHI acquired 100% of the outstanding common stock of the Company. Therefore, as of July 1, 2002, HCHI owns 100% of the outstanding capital stock, both preferred and common, of the Company.

     On February 19, 2002, the Company received a capital contribution from HCHI of 63,577 shares of HCHI common stock with a then fair market value of $470,470. The Company utilized the capital contribution to fund the first earn-out issued in connection with its purchase of all of the assets of Pamex. The difference between the amount accrued at December 31, 2001 and the capital contribution at February 19, 2002, or $29,530, was reflected as an adjustment to goodwill. In addition, on February 19, 2002, the Company received a capital contribution from the principals of $14,551 to maintain the principals' 3% economic interest in the Company.

                       HANOVERTRADE, INC. AND SUBSIDIARY

                YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 AND
         FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (UNAUDITED)

12.  COMMITMENTS AND CONTINGENCIES

     The Company has noncancelable operating lease agreements for office space. Future minimum rental payments as of March 31, 2003 for such leases are as follows:

YEAR                                                AMOUNT
----                                               ---------
2003.............................................  $ 146,515
2004.............................................    141,039
2005.............................................     45,933
                                                   ---------
                                                   $ 333,487
                                                   =========

     Rent expense for the three months ended March 31, 2003 and for the years ended December 31, 2002, 2001 and 2000 was $50,871, $199,101, $190,379 and
$69,533, respectively.

13.  SUPPLEMENTAL DISCLOSURES FOR STATEMENTS OF CASH FLOWS

                                                    THREE MONTHS ENDED
                                                         MARCH 31,             YEARS ENDED DECEMBER 31,
                                                   ---------------------   --------------------------------
                                                     2003        2002        2002        2001        2000
                                                   ---------   ---------   ---------   ---------   --------
                                                        (UNAUDITED)
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the period for:
    Income taxes.................................  $  12,000   $      --   $   1,000   $      --   $     --
                                                   =========   =========   =========   =========   ========
    Interest to related party....................  $  58,453   $ 103,737   $ 311,942   $ 298,369   $ 45,615
                                                   =========   =========   =========   =========   ========
ACQUISITION, NET OF CASH ACQUIRED:
  Fair value of assets acquired..................  $      --   $      --   $      --   $ 259,629   $     --
  Goodwill at acquisition........................         --          --          --     590,371         --
  Direct costs of acquisition....................         --          --          --      18,530         --
  Less cash acquired.............................         --          --          --     (35,119)        --
                                                   ---------   ---------   ---------   ---------   --------
  Net cash paid for acquisition..................  $      --   $      --   $      --   $ 833,411   $     --
                                                   =========   =========   =========   =========   ========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
  ACTIVITIES:
  First and second earn-outs accrued in
    connection with the acquisition of all of the
    assets of Pamex resulting in increases in
    goodwill and payable under asset purchase
    agreement....................................  $      --   $      --   $ 500,000   $ 500,000   $     --
                                                   =========   =========   =========   =========   ========
  Capital contribution received of 60,180 and
    63,577 shares of HCHI common stock at March
    31, 2003 and 2002, respectively, to fund the
    second and first earn-outs in connection with
    the acquisition of all of the assets of
    Pamex........................................  $ 457,970   $ 470,470   $ 470,470   $      --   $     --
                                                   =========   =========   =========   =========   ========

                                *  *  *  *  *  *

                             [HANOVER CAPITAL LOGO]
                                HANOVER CAPITAL
                            MORTGAGE HOLDINGS, INC.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth our costs and expenses (other than underwriting discounts and commissions) in connection with the issuance and distribution of our securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the American Stock Exchange fee and the National Association of Securities Dealers fee.

Securities and Exchange Commission Registration Fee.........  $  3,259
American Stock Exchange Fee.................................    22,500
National Association of Securities Dealers Fee..............     4,528
Printing and Engraving......................................   175,000
Legal Fees and Expenses.....................................   225,000
Accountants' Fees and Expenses..............................   150,000
Transfer Agent's and Registrar's Fees.......................     2,500
Miscellaneous...............................................    28,013
                                                              --------
     Total..................................................  $610,800
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 2-418 of the Maryland General Corporation Law permits us to indemnify any director, officer, employee or agent who is made a party to any proceeding by reason of their service in those capacities, or who is or was serving in that position with another company at our request, subject to the limitations set forth in the statute. In particular, Section 2-418 provides that we may not indemnify any director, officer, employee or agent with respect to any proceeding if it is established that:

     - The act or omission of the director, officer, employee or agent was material to the matter giving rise to the proceeding; and (1) was committed in bad faith; or (2) was the result of active and deliberate dishonesty;
     - The director, officer, employee or agent actually received an improper personal benefit in money, property, or services; or
     - In the case of any criminal proceeding, the director, officer, employee or agent had reasonable cause to believe that the act or omission was unlawful.

Section 2-418 also permits us to purchase and maintain insurance that protects our officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions, whether or not we would have the power to indemnify against such liabilities under Section 2-418.

     Our charter requires us to indemnify our directors and officers to the full extent required or permitted by the Maryland General Corporation Law. Our charter also permits us to indemnify employees and agents to the full extent permitted by the Maryland General Corporation law. We maintain insurance on behalf of our officers and directors against liability asserted against them in their capacities as such.

     As permitted by Maryland law, our charter limits the personal liability of our directors and officers for money damages to us and our stockholders except:

     - to the extent that it is proved that the director or officer actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; or
     - to the extent that a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

As a result of these provisions, we and our stockholders may be unable to obtain monetary damages from a director or officer for breach of his or her duty of care.

     We have entered into employment agreements with our executive officers which provide that, subject to limitations and exceptions set forth in the agreements, we will indemnify the officers to the fullest extent permitted by law if they are made a party or threatened to be made a party to any proceeding by reason of their service as an officer, director or employee of us or any of our subsidiaries.

     The form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters, for certain liabilities arising under the Securities Act, to the extent that such liabilities result from information provided by the underwriters.

ITEM 16. EXHIBITS


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
 1.1*         Form of Underwriting Agreement among Registrant and the
              underwriters named therein
 2.1(8)       Stock Purchase Agreement dated as of July 1, 2002 by and
              between Registrant, John A. Burchett, Joyce S. Mizerak,
              George J. Ostendorf and Irma N. Tavares
 3.1(9)       Amended Articles of Incorporation of Registrant, as amended
 3.2(1)       By-laws of Registrant
 4.1(1)       Specimen Common Stock Certificate of Registrant
 5.1*         Opinion of Piper Rudnick LLP as to the legality of the
              shares being registered
 8.1**        Opinion of Piper Rudnick LLP as to selected Federal income tax matters
10.3(1)       Registration Rights Agreement
10.5(1)       Agreement and Plan of Recapitalization
10.6(1)       Bonus Incentive Compensation Plan
10.7(1)       1997 Executive and Non-Employee Director Stock Option Plan
10.7.1(3)     1999 Equity Incentive Plan
10.8(8)       Amended and Restated Employment Agreement effective as of
              July 1, 2002, by and between Registrant and John A. Burchett
10.8.1(8)     Stock Option Agreement effective as of July 1, 2002 between
              Registrant and John A. Burchett
10.9(8)       Amended and Restated Employment Agreement effective as of
              July 1, 2002, by and between Registrant and Irma N. Tavares
10.9.1(8)     Stock Option Agreement effective as of July 1, 2002 between
              Registrant and Irma N. Tavares
10.10(8)      Amended and Restated Employment Agreement effective as of
              July 1, 2002, by and between Registrant and Joyce S. Mizerak
10.10.1(8)    Stock Option Agreement effective as of July 1, 2002 between
              Registrant and Joyce S. Mizerak
10.11(8)      Amended and Restated Employment Agreement effective as of
              July 1, 2002, by and between Registrant and George J.
              Ostendorf
10.11.1(8)    Stock Option Agreement effective as of July 1, 2002 between
              Registrant and George J. Ostendorf
10.11.2(6)    Employment Agreement by and between Registrant and Thomas P.
              Kaplan
10.11.3(10)   Stock Purchase Agreement as of December 13, 2002 between
              Thomas P. Kaplan and Hanover Capital Mortgage Holdings, Inc.
10.11.4(11)   Stock Purchase Agreement as of March 31, 2003 between John
              A. Burchett and Hanover Capital Mortgage Holdings, Inc.
10.11.5(11)   Stock Purchase Agreement as of March 31, 2003 between George
              J. Ostendorf and Hanover Capital Mortgage Holdings, Inc.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
10.13(1)      Office Lease Agreement, dated as of March 1, 1994, by and
              between Metroplex Associates and Hanover Capital Mortgage
              Corporation, as amended by the First Modification and
              Extension of Lease Amendment dated as of February 28, 1997
10.13.1(10)   Second Modification and Extension of Lease Agreement dated
              April 22, 2002
10.13.2(10)   Third Modification of Lease Agreement dated May 8, 2002
10.13.3(10)   Fourth Modification of Lease Agreement dated November 2002
10.14(3)      Office Lease Agreement, dated as of February 1, 1999,
              between LaSalle-Adams, L.L.C. and Hanover Capital Partners
              Ltd.
10.15(10)     Office Lease Agreement, dated as of September 3, 1997,
              between Metro Four Associates Limited Partnership and Pamex
              Capital Partners, L.L.C., as amended by the First Amendment to Lease dated May 2000
10.16(11)     Office Lease Agreement, dated as of July 10, 2002, between
              233 Broadway Owners, LLC and Hanover Capital Mortgage
              Holdings, Inc.
10.25(1)      Contribution Agreement by and among Registrant, John A.
              Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N.
              Tavares
10.25.1(8)    Amendment No. 1 to Contribution Agreement entered into as of
              July 1, 2002 by and between Registrant, John A. Burchett,
              Joyce S. Mizerak, George J. Ostendorf and Irma N. Tavares
10.26(1)      Participation Agreement by and among Registrant, John A.
              Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N.
              Tavares
10.27(1)      Loan Agreement
10.29(2)      Management Agreement, dated as of January 1, 1998, by and
              between Registrant and Hanover Capital Partners Ltd.
10.30(3)      Amendment Number One to Management Agreement, dated as of
              September 30, 1999
10.31(4)      Amended and Restated Master Loan and Security Agreement by
              and between Greenwich Capital Financial Products, Inc.,
              Registrant and Hanover Capital Partners Ltd. dated March 27,
              2000
10.31.1(7)    Amendment Number Three dated as of April 11, 2001 to the
              Amended and Restated Master Loan and Security Agreement
              dated as of March 27, 2000 by and among Registrant, Hanover
              Capital Partners, Ltd. and Greenwich Capital Financial
              Products, Inc.
10.31.2(10)   Amendment Number Five dated as of March 28, 2002 to the
              Amended and Restated Master Loan and Security Agreement
              dated as of March 27, 2000 by and among Registrant, Hanover
              Capital Partners, Ltd. and Greenwich Capital Financial
              Products, Inc.
10.31.3(10)   Amendment Number Six dated as of March 27, 2003 to the
              Amended and Restated Master Loan and Security Agreement
              dated as of March 27, 2000 by and among Registrant, Hanover
              Capital Partners, Ltd. and Greenwich Capital Financial
              Products, Inc.
10.31.4(11)   Amendment Number Seven dated as of April 27, 2003 to the
              Amended and Restated Master Loan and Security Agreement
              dated as of March 27, 2000 by and among Registrant, Hanover
              Capital Partners, Ltd. and Greenwich Capital Financial
              Products, Inc.
10.33(5)      Stockholder Protection Rights Agreement
10.33.1(8)    Amendment to Stockholder Protection Rights Agreement
              effective as of September 26, 2001, by and among Registrant,
              State Street Bank and Trust Company and EquiServe Trust
              Company, N.A.
10.33.2(8)    Second Amendment to Stockholder Protection Rights Agreement
              dated as of June 10, 2002 by and between Registrant and
              EquiServe Trust Company, N.A.
10.34(6)      Asset Purchase Agreement, dated as of January 19, 2001 by
              and among HanoverTrade.com, Inc., Registrant, Pamex Capital
              Partners, L.L.C. and the members of Pamex Capital Partners,
              L.L.C.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
10.35(10)     Amended and Restated Limited Liability Agreement as of
              November 21, 2002 by and among BTD 2001 HDMF-1 Corp.,
              Hanover Capital Mortgage Holdings, Inc. and Provident
              Financial Group, Inc.
23.1*         Consent of Deloitte & Touche LLP
23.2*         Consent of Piper Rudnick LLP (included in exhibit 5.1 to
              this registration statement)
23.3**        Consent of Piper Rudnick LLP (included in exhibit 8.1 to
              this registration statement)
24.1***       Power of Attorney (included under the caption "Signatures")


---------------

   * Filed herewith.


  ** To be filed by amendment.



 *** Previously filed.


 (1) Incorporated herein by reference to Registrant's Registration Statement on Form S-11, Registration No. 333-29261, as amended, which became effective under the Securities Act of 1933, as amended, on September 15, 1997.

 (2) Incorporated herein by reference to Registrant's Form 10-K for the year ended December 31, 1997, as filed with the Securities and Exchange Commission on March 31, 1998.

 (3) Incorporated herein by reference to Registrant's Form 10-K for the year ended December 31, 1999, as filed with the Securities and Exchange Commission on March 30, 2000.

 (4) Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended March 31, 2000, as filed with the Securities and Exchange Commission on May 15, 2000.

 (5) Incorporated herein by reference to Registrant's report on Form 8-K filed with the Securities and Exchange Commission on April 24, 2000.

 (6) Incorporated herein by reference to Registrant's form 10-K for the year ended December 31, 2000, as filed with the Securities and Exchanges Commission on April 2, 2001.

 (7) Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended June 30, 2001, as filed with the Securities and Exchange Commission on August 14, 2001.

 (8) Incorporated herein by reference to Registrant's Form 8-K filed with the Securities and Exchange Commission on July 16, 2002.

 (9) Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended June 30, 2002, as filed with the Securities and Exchange Commission on August 14, 2002.

(10) Incorporated herein by reference to Registrant's Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on March 28, 2003.

(11) Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended March 31, 2003, as filed with the Securities and Exchange Commission on May 15, 2003.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted form the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Edison, state of New Jersey, on August 1, 2003.


                                          HANOVER CAPITAL MORTGAGE
                                          HOLDINGS, INC.

                                          By:                  *
                                            ------------------------------------
                                              John A. Burchett
                                              Chairman of the Board of
                                              Directors,
                                              President, and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



SIGNATURE                                                 TITLE                        DATE
*                                          Chairman of the Board of Directors,    August 1, 2003
-----------------------------------------     President and Chief Executive
John A. Burchett                                         Officer

/s/ J. Holly Loux                           Chief Financial Officer (Principal    August 1, 2003
-----------------------------------------   Financial and Accounting Officer)
J. Holly Loux

*                                              Director and Senior Managing       August 1, 2003
-----------------------------------------                Director
Irma N. Tavares

*                                             Director, Secretary and Senior      August 1, 2003
-----------------------------------------           Managing Director
Joyce S. Mizerak

*                                              Director and Senior Managing       August 1, 2003
-----------------------------------------                Director
George J. Ostendorf

*                                                        Director                 August 1, 2003
-----------------------------------------
John A. Clymer

*                                                        Director                 August 1, 2003
-----------------------------------------
Joseph J. Freeman

*                                                        Director                 August 1, 2003
-----------------------------------------
James F. Stone

*                                                        Director                 August 1, 2003
-----------------------------------------
Saiyid T. Naqvi

*                                                        Director                 August 1, 2003
-----------------------------------------
John N. Rees

------------------

     * /s/ J. Holly Loux
     ------------------------------------
     J. Holly Loux, Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
 1.1*         Form of Underwriting Agreement among Registrant and the
              underwriters named therein
 2.1(8)       Stock Purchase Agreement dated as of July 1, 2002 by and
              between Registrant, John A. Burchett, Joyce S. Mizerak,
              George J. Ostendorf and Irma N. Tavares
 3.1(9)       Amended Articles of Incorporation of Registrant, as amended
 3.2(1)       By-laws of Registrant
 4.1(1)       Specimen Common Stock Certificate of Registrant
 5.1*         Opinion of Piper Rudnick LLP as to the legality of the
              shares being registered
 8.1**        Opinion of Piper Rudnick LLP as to selected Federal income tax matters
10.3(1)       Registration Rights Agreement
10.5(1)       Agreement and Plan of Recapitalization
10.6(1)       Bonus Incentive Compensation Plan
10.7(1)       1997 Executive and Non-Employee Director Stock Option Plan
10.7.1(3)     1999 Equity Incentive Plan
10.8(8)       Amended and Restated Employment Agreement effective as of
              July 1, 2002, by and between Registrant and John A. Burchett
10.8.1(8)     Stock Option Agreement effective as of July 1, 2002 between
              Registrant and John A. Burchett
10.9(8)       Amended and Restated Employment Agreement effective as of
              July 1, 2002, by and between Registrant and Irma N. Tavares
10.9.1(8)     Stock Option Agreement effective as of July 1, 2002 between
              Registrant and Irma N. Tavares
10.10(8)      Amended and Restated Employment Agreement effective as of
              July 1, 2002, by and between Registrant and Joyce S. Mizerak
10.10.1(8)    Stock Option Agreement effective as of July 1, 2002 between
              Registrant and Joyce S. Mizerak
10.11(8)      Amended and Restated Employment Agreement effective as of
              July 1, 2002, by and between Registrant and George J.
              Ostendorf
10.11.1(8)    Stock Option Agreement effective as of July 1, 2002 between
              Registrant and George J. Ostendorf
10.11.2(6)    Employment Agreement by and between Registrant and Thomas P.
              Kaplan
10.11.3(10)   Stock Purchase Agreement as of December 13, 2002 between
              Thomas P. Kaplan and Hanover Capital Mortgage Holdings, Inc.
10.11.4(11)   Stock Purchase Agreement as of March 31, 2003 between John
              A. Burchett and Hanover Capital Mortgage Holdings, Inc.
10.11.5(11)   Stock Purchase Agreement as of March 31, 2003 between George
              J. Ostendorf and Hanover Capital Mortgage Holdings, Inc.
10.13(1)      Office Lease Agreement, dated as of March 1, 1994, by and
              between Metroplex Associates and Hanover Capital Mortgage
              Corporation, as amended by the First Modification and
              Extension of Lease Amendment dated as of February 28, 1997
10.13.1(10)   Second Modification and Extension of Lease Agreement dated
              April 22, 2002
10.13.2(10)   Third Modification of Lease Agreement dated May 8, 2002
10.13.3(10)   Fourth Modification of Lease Agreement dated November 2002
10.14(3)      Office Lease Agreement, dated as of February 1, 1999,
              between LaSalle-Adams, L.L.C. and Hanover Capital Partners
              Ltd.
10.15(10)     Office Lease Agreement, dated as of September 3, 1997,
              between Metro Four Associates Limited Partnership and Pamex
              Capital Partners, L.L.C., as amended by the First Amendment to Lease dated May 2000

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
10.16(11)     Office Lease Agreement, dated as of July 10, 2002, between
              233 Broadway Owners, LLC and Hanover Capital Mortgage
              Holdings, Inc.
10.25(1)      Contribution Agreement by and among Registrant, John A.
              Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N.
              Tavares
10.25.1(8)    Amendment No. 1 to Contribution Agreement entered into as of
              July 1, 2002 by and between Registrant, John A. Burchett,
              Joyce S. Mizerak, George J. Ostendorf and Irma N. Tavares
10.26(1)      Participation Agreement by and among Registrant, John A.
              Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N.
              Tavares
10.27(1)      Loan Agreement
10.29(2)      Management Agreement, dated as of January 1, 1998, by and
              between Registrant and Hanover Capital Partners Ltd.
10.30(3)      Amendment Number One to Management Agreement, dated as of
              September 30, 1999
10.31(4)      Amended and Restated Master Loan and Security Agreement by
              and between Greenwich Capital Financial Products, Inc.,
              Registrant and Hanover Capital Partners Ltd. dated March 27,
              2000
10.31.1(7)    Amendment Number Three dated as of April 11, 2001 to the
              Amended and Restated Master Loan and Security Agreement
              dated as of March 27, 2000 by and among Registrant, Hanover
              Capital Partners, Ltd. and Greenwich Capital Financial
              Products, Inc.
10.31.2(10)   Amendment Number Five dated as of March 28, 2002 to the
              Amended and Restated Master Loan and Security Agreement
              dated as of March 27, 2000 by and among Registrant, Hanover
              Capital Partners, Ltd. and Greenwich Capital Financial
              Products, Inc.
10.31.3(10)   Amendment Number Six dated as of March 27, 2003 to the
              Amended and Restated Master Loan and Security Agreement
              dated as of March 27, 2000 by and among Registrant, Hanover
              Capital Partners, Ltd. and Greenwich Capital Financial
              Products, Inc.
10.31.4(11)   Amendment Number Seven dated as of April 27, 2003 to the
              Amended and Restated Master Loan and Security Agreement
              dated as of March 27, 2000 by and among Registrant, Hanover
              Capital Partners, Ltd. and Greenwich Capital Financial
              Products, Inc.
10.33(5)      Stockholder Protection Rights Agreement
10.33.1(8)    Amendment to Stockholder Protection Rights Agreement
              effective as of September 26, 2001, by and among Registrant,
              State Street Bank and Trust Company and EquiServe Trust
              Company, N.A.
10.33.2(8)    Second Amendment to Stockholder Protection Rights Agreement
              dated as of June 10, 2002 by and between Registrant and
              EquiServe Trust Company, N.A.
10.34(6)      Asset Purchase Agreement, dated as of January 19, 2001 by
              and among HanoverTrade.com, Inc., Registrant, Pamex Capital
              Partners, L.L.C. and the members of Pamex Capital Partners,
              L.L.C.
10.35(10)     Amended and Restated Limited Liability Agreement as of
              November 21, 2002 by and among BTD 2001 HDMF-1 Corp.,
              Hanover Capital Mortgage Holdings, Inc. and Provident
              Financial Group, Inc.
23.1*         Consent of Deloitte & Touche LLP
23.2*         Consent of Piper Rudnick LLP (included in exhibit 5.1 to
              this registration statement)
23.3**        Consent of Piper Rudnick LLP (included in exhibit 8.1 to
              this registration statement)
24.1***       Power of Attorney (included under the caption "Signatures")


---------------

   * Filed herewith.


  ** To be filed by amendment.



 *** Previously filed.


 (1) Incorporated herein by reference to Registrant's Registration Statement on Form S-11, Registration No. 333-29261, as amended, which became effective under the Securities Act of 1933, as amended, on September 15, 1997.

 (2) Incorporated herein by reference to Registrant's Form 10-K for the year ended December 31, 1997, as filed with the Securities and Exchange Commission on March 31, 1998.

 (3) Incorporated herein by reference to Registrant's Form 10-K for the year ended December 31, 1999, as filed with the Securities and Exchange Commission on March 30, 2000.

 (4) Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended March 31, 2000, as filed with the Securities and Exchange Commission on May 15, 2000.

 (5) Incorporated herein by reference to Registrant's report on Form 8-K filed with the Securities and Exchange Commission on April 24, 2000.

 (6) Incorporated herein by reference to Registrant's form 10-K for the year ended December 31, 2000, as filed with the Securities and Exchanges Commission on April 2, 2001.

 (7) Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended June 30, 2001, as filed with the Securities and Exchange Commission on August 14, 2001.

 (8) Incorporated herein by reference to Registrant's Form 8-K filed with the Securities and Exchange Commission on July 16, 2002.

 (9) Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended June 30, 2002, as filed with the Securities and Exchange Commission on August 14, 2002.

(10) Incorporated herein by reference to Registrant's Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on March 28, 2003.

(11) Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended March 31, 2003, as filed with the Securities and Exchange Commission on May 15, 2003.